Filed Pursuant to Rule 424(b)(3)
Registration No. 333-256501

PROSPECTUS

Up to 50,574,232 Shares of Common Stock

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of up to 50,574,232 shares of the common stock, par value $0.0001 per share, of the Company (“Common Stock”). We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders pursuant to this prospectus.

Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

We are registering the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Common Stock. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders pursuant to this prospectus. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on the New York Stock Exchange (“NYSE”), under the symbol “STEM.” On April 26, 2022, the closing price of our Common Stock was $7.48.

Investing in our Common Stock involves a high degree of risks. See the section entitled “Risk Factors” beginning on page 6 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 3, 2022.

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You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the Selling Securityholders have authorized anyone to provide you with different information. Neither we nor the Selling Securityholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any applicable prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Since the respective dates of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “Stem,” “we,” “us,” “our” and similar terms refer to Stem, Inc. (f/k/a Star Peak Energy Transition Corp.), a Delaware corporation, and its consolidated subsidiaries. References to “Star Peak” or “STPK” refer to the Company prior to the consummation of the Merger (as defined herein).

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus.

Neither we nor the Selling Securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement, together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of management. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning the Company’s possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and undue reliance should not be placed on these forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those

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contemplated in the forward-looking statements, including, without limitation, the risks described in the “Risk Factors” section of this prospectus and the risks included in our Annual Report on Form 10-K for the year ended December 31, 2021, under the heading “Risk Factors” and in our other filings with the SEC. These risk factors are not exhaustive. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus or the documents incorporated by reference herein. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus, the registration statement of which this prospectus is a part and the documents incorporated by reference herein carefully, including the information set forth under the heading “Risk Factors” and our financial statements.

The Company

Stem is a large, digitally connected, intelligent energy storage network provider, providing our customers (i) with an energy storage system, sourced from leading, global battery original equipment manufacturers (“OEMs”), that we deliver through our partners, including solar project developers and engineering, procurement and construction firms and (ii) through our Athena artificial intelligence (“AI”) platform (“Athena”), with ongoing software-enabled services to operate the energy storage systems for up to 20 years. In addition, in all the markets where we operate our customers’ systems, we have agreements to manage the energy storage systems using our Athena platform to participate in energy markets and to share the revenue from such market participation.

Background and Recent Developments

Stem, Inc., a Delaware corporation (the “Company”), was originally known as Star Peak Energy Transition Corp., a special purpose acquisition company that completed its initial public offering on August 20, 2020. On April 28, 2021 (the “Closing Date”), the Company consummated its initial business combination (the “Merger” and the closing of the Merger, the “Closing”) pursuant to that certain Agreement and Plan of Merger, dated December 3, 2020, by and among STPK, STPK Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of STPK (“Merger Sub”) and Stem, Inc. a Delaware corporation (“Legacy Stem”). Legacy Stem is considered the Company’s accounting predecessor.

On June 30, 2021, the Company issued 4,683,349 shares of Common Stock (the “Exchange Shares”) to Star Peak Sponsor LLC, a Delaware limited liability company (“STPK Sponsor”), and Star Peak Sponsor WarrantCo LLC, a Delaware limited liability company (together with STPK Sponsor, the “Sellers”). The issuance was pursuant to an Exchange Agreement dated as of June 25, 2021 by and among us and the Sellers (the “Exchange Agreement”). Pursuant to the Exchange Agreement and in consideration of the issuance to the Sellers of the Exchange Shares, the Sellers exchanged 7,181,134 warrants originally issued to STPK Sponsor in a private placement that closed simultaneously with the STPK initial public offering. The Exchange Shares were issued in reliance upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

On February 1, 2022, the Company completed the acquisition of 100% of the outstanding shares of AlsoEnergy Holdings, Inc. (“AlsoEnergy”) for an aggregate purchase price of $695.0 million, consisting of approximately 75% in cash and approximately 25% in shares of the Company’s common stock. The acquisition was structured on a cash-free, debt free basis and subject to other customary adjustments as set forth in the purchase agreement. The transaction combines our storage optimization capabilities with AlsoEnergy’s solar asset performance monitoring and control software. We plan to complete the initial accounting for the acquisition during our first quarter of 2022.

Our Common Stock is currently listed on the NYSE under the symbol “STEM.”

The rights of holders of our Common Stock are governed by our amended and restated certificate of incorporation (the “Amended and Restated Charter”), our amended and restated bylaws (the “Amended and

Restated Bylaws”) and the Delaware General Corporation Law (the “DGCL”). See the section entitled “Description of Securities.”

Risk Factors Summary

An investment in our common stock involves substantial risk. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations. Important factors and risks that could cause actual results to differ materially from those in the forward-looking statements include, among others, the following:

Risks Relating to our Acquisition of AlsoEnergy

•	We may fail to realize the anticipated benefits of our acquisition of AlsoEnergy.

•	Business issues currently faced by AlsoEnergy may adversely affect our operations.

Risks Relating to Our Business and Industry

•	Our limited operating history at current scale and our nascent industry make evaluating our business and prospects difficult.

•	Our distributed generation offerings may not receive widespread market acceptance.

•	Our operations may continue to be adversely affected by the coronavirus outbreak.

•	Sufficient demand for our hardware and software-enabled services may not develop or take longer to develop than we anticipate.

•	Battery storage costs may not continue to decline.

•	Estimates and assumptions used to determine the size of our total addressable market may be inaccurate.

•	We currently face and will continue to face significant competition.

Risks Relating to Our Operations

•	Supply chain disruption and competition could result in insufficient inventory and negatively affect our business.

•	Long-term supply agreements could result in insufficient inventory.

•	Our hardware and software-enabled services involve a lengthy sales and installation cycle. If we fail to close sales on a regular and timely basis it could adversely affect our business.

•	We may fail to attract and retain qualified management and technical personnel, which may adversely affect our ability to compete and grow our business.

•	We may not be able to develop, produce, market and sell our hardware and software-enabled services successfully.

•	We have incurred significant losses in the past and expect to incur net losses through 2022.

•	We may be unable to reduce our cost structure.

•	Any future acquisitions we undertake may disrupt our business, adversely affect operations, dilute our stockholders, and expose us to significant costs and liabilities.

•	Our current and planned foreign operations will subject us to additional business, financial, regulatory, and competitive risks.

•	Our platform performance may not meet our customers’ expectations or needs.

•	If any energy storage systems procured from OEM suppliers and provided to our customers contain manufacturing defects, our business and financial results could be adversely affected.

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If our estimates of useful life for our energy storage systems and related hardware and software-enabled services are inaccurate, or if our OEM suppliers do not meet service and performance warranties and guarantees, our business and financial results could be adversely affected.

•	Future product recalls could materially adversely affect our business, financial condition and operating results.

•	Any disruption of, or interference with, our use of Amazon Web Services could adversely affect our business.

•	Any failure to offer high-quality technical support services may adversely affect our relationships with our customers.

•	Our business currently depends on the availability of rebates, tax credits and other financial incentives.

•	The economic benefit of our energy storage systems to our customers depends on the cost of electricity available from alternative sources.

•	Our business is subject to risks associated with construction.

•	The growth of our business depends on customers renewing their services subscriptions.

•	Changes in subscriptions or pricing models may not be reflected in near-term operating results.

•	Severe weather events, including the effects of climate change, may impact our customers and suppliers.

•	Increased scrutiny regarding ESG practices and disclosures could result in additional costs and adversely impact our business and reputation.

Risks Relating to Third-Party Partners

•	We are exposed to interconnection and transmission facility development and curtailment risks.

•	We may not successfully maintain relationships with third-parties such as contractors and developers.

•	We may not maintain customer confidence in our long-term business prospects.

Risks Relating to Our Intellectual Property and Technology

•	Our future growth depends on our ability to continue to develop and maintain our proprietary technology.

•	We may not adequately secure, protect and enforce our intellectual property rights and trademarks.

•	Our patent applications may not result in issued patents and our patents may not provide adequate protection.

•	We may need to defend ourselves against claims that we infringed intellectual property rights of others.

Regulatory Risks

•	The installation and operation of our energy storage systems are subject to environmental laws and regulations.

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Existing regulations and changes to such regulations impacting the electric power industry may create technical, regulatory and economic barriers which could significantly reduce demand for our energy storage systems.

•	Our business could be adversely affected by trade tariffs or other trade barriers.

•	Negative attitudes toward renewable energy from lawmakers and others may adversely affect our business, including by delaying permits for our customers’ projects.

Cybersecurity and Information Technology Risks

•	A failure of our information technology and data security infrastructure could adversely affect our business and operations.

•	Our technology could have undetected defects, errors or bugs in hardware or software.

Additional Risks Relating to Ownership of our Common Stock

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We may not successfully correct all of the material weaknesses in our internal control over financial reporting, which could affect the reliability of our consolidated financial statements and have other adverse consequences.

•	We may issue a significant number of shares in the future in connection with investments or acquisitions.

•	We do not intend to pay cash dividends for the foreseeable future.

•	Analysts may not publish sufficient or any research about our business or may publish inaccurate or unfavorable research.

•	The trading price of our common stock is volatile.

•	Our financial and operating results are likely to fluctuate on a quarterly basis in future periods.

•	Certain provisions of the Company’s organizational documents may have an anti-takeover effect.

•	The Company’s exclusive forum provision may limit the Company’s stockholders’ ability to obtain a favorable judicial forum for disputes.

General Risk Factors

•	We will continue to incur significant costs as a result of operating as a public company.

•	Our management team has limited experience managing a public company.

•	Future litigation, investigations or regulatory or administrative proceedings could have a material adverse effect on our business.

Additional Information

The Company’s principal executive office is located at Stem, Inc., 100 California St., 14th Fl, San Francisco, California 94111, and the Company’s telephone number is 1-877-374-7836. Our website address is www.stem.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it is a part.

THE OFFERING

Issuer	Stem, Inc.

Shares of Common Stock offered by the Selling Securityholders	Up to 50,574,232 shares of Common Stock.

Shares of Common Stock outstanding	153,443,756 shares of Common Stock*

Use of Proceeds	We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders. See “Use of Proceeds.”

Market for Common Stock	Our Common Stock is currently traded on the NYSE under the symbol “STEM.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

*	Based on number of shares of Common Stock issued and outstanding as of February 17, 2022. For additional information concerning the offering, see “Plan of Distribution.”

RISK FACTORS

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus, any prospectus supplement or in any document incorporated by reference herein or therein are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Risks Relating to our Acquisition of AlsoEnergy

We may fail to realize the anticipated benefits of our acquisition of AlsoEnergy.

The success of our acquisition of AlsoEnergy will depend on, among other things, our ability to combine our business with that of AlsoEnergy in a manner that facilitates growth opportunities and realizes anticipated synergies. However, we must successfully combine both businesses in a manner that permits these benefits to be realized. The acquisition of AlsoEnergy is our first significant acquisition, and we have very limited experience integrating a company of the size and geographic scope of AlsoEnergy. The anticipated benefits of our integration plan may not be realized on a timely basis, if at all. In addition, we must achieve the anticipated synergies without adversely affecting current revenues and investments in future growth. If we are not able to achieve these objectives, the anticipated benefits of the acquisition may not be realized fully, may take longer to realize than expected, or may never be realized. Potential issues and difficulties we may encounter in integrating AlsoEnergy include the following:

•	difficulties in managing the expanded operations of a significantly larger and more complex combined company;

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difficulties in managing operations in foreign jurisdictions in which we have never operated (see — “Our current and planned foreign operations could subject us to additional business, financial, regulatory and competitive risks” below);

•	maintaining employee morale and retaining key management and other employees;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high-quality products and customer service;

•	retaining existing business and operational relationships, including customers, suppliers and employees and other counterparties, and attracting new business and operational relationships;

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consolidating corporate and administrative infrastructures and eliminating duplicative operations, and addressing unanticipated issues in integrating information technology, communications and other systems;

•	potential unknown liabilities and unforeseen expenses associated with the AlsoEnergy acquisition; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the acquisition and integrating the companies’ operations.

Many of these factors will be outside of our control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues or cost synergies, and other adverse impacts, which could materially affect our financial position, results of operations and cash flows.

Business issues currently faced by AlsoEnergy may adversely affect our operations.

To the extent that AlsoEnergy currently has or is perceived by customers to have operational challenges, such as on-time performance, safety issues or workforce issues, those challenges may raise concerns by our existing customers following the acquisition, which may limit or impede our future ability to obtain additional work from those customers.

Risks Relating to Stem’s Business and Industry

Our limited operating history at current scale and our nascent industry make evaluating our business and prospects difficult.

From our inception in 2009 through 2012, we were focused principally on research and development activities relating to our energy storage system technology. We did not sell any of our battery hardware and software-enabled services and did not recognize any material revenue until fairly recently. As a result, we have a limited history operating our business at its current scale, and therefore a limited history upon which you can base an investment decision.

There is rising demand for clean electric power solutions that can provide electric power with lower carbon emissions with high availability. One such solution is distributed, renewable energy generation, which is supplementing and replacing conventional generation sources, given its increasingly compelling economics. Among other renewable energy market trends, we expect our business results to be driven by declines in the cost of generation of renewable power both on an absolute basis and relative to other energy sources (as evidenced by current solar and wind generation deployments), decreases in the cost of manufacturing battery packs and a rapidly growing energy storage market driven by increasing demand from commercial and industrial customers, utilities and grid operators. However, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business.

The distributed generation industry is emerging and our distributed generation offerings may not receive widespread market acceptance.

The implementation and use of distributed generation at scale is still relatively nascent, and we cannot be sure that potential customers will accept such solutions broadly, or our hardware and software-enabled services more specifically. Enterprises may be unwilling to adopt our offerings over traditional or competing power sources for any number of reasons, including the perception that our technology is unproven, lack of confidence in our business model, unavailability of back-up service providers to operate and maintain the energy storage systems, and lack of awareness of our related hardware and software-enabled services. Because this is an emerging industry, broad acceptance of our hardware and software-enabled services is subject to a high level of uncertainty and risk. If the market develops more slowly than we anticipate, our business may be adversely affected.

Our operations may continue to be adversely affected by the COVID-19 pandemic, and we face disruption risks from the pandemic that could adversely affect our business.

The COVID-19 pandemic has resulted in the extended shutdown of certain businesses in the U.S., Europe and Asia, which has resulted, and may in the future result, in disruptions or delays to our supply chain and has resulted in, and may result in further, significant disruptions to our customer base. Any disruption in these businesses will likely negatively affect our sales and operating results.

We purchase some of our components and materials outside of the United States through arrangements with various vendors, and have experienced delays in obtaining these components and materials as a result of the COVID-19 pandemic. We have also been affected by inflation in the costs of equipment, components and materials.

To date, COVID-19 has had a limited adverse impact on our operations, supply chains and hardware and software-enabled services. Due to governmental responses to limit the spread of COVID-19 and resulting global economic effects, we may experience significant and unpredictable reductions in demand for our hardware and software-enabled services. In addition, the pandemic may have the effect of heightening many of the other risks described in this “Risk Factors” section, including risks associated with our customers, supply chain and financial condition.

The future impact of the COVID-19 pandemic is highly uncertain and cannot be predicted and there is no assurance that such outbreak will not have a material adverse impact on our business, financial condition and results of operations. The extent of the impact will depend on future developments, including actions taken to contain COVID-19 and if these impacts persist. In particular, we cannot predict the full effects the pandemic will have on the demand for our services, our sales cycles or installation timelines, the collections of account receivable, spending by customers, whether the pandemic will cause further customers to go out of business or continue to limit the ability of our direct sales force to travel to existing or potential customers, all of which could adversely affect our business, financial condition and results of operations.

If renewable energy technologies are not suitable for widespread adoption, or if sufficient demand for our hardware and software-enabled services does not develop or takes longer to develop than we anticipate, our sales may decline and we may be unable to achieve or sustain profitability.

The market for renewable, distributed energy generation is emerging and rapidly evolving, and its future success is uncertain. If renewable energy generation proves unsuitable for widespread commercial deployment or if demand for our renewable energy hardware and software-enabled services fails to develop sufficiently, we would be unable to achieve sales and market share.

Many factors may influence the widespread adoption of renewable energy generation and demand for our hardware and software-enabled services, including, but not limited to, the cost-effectiveness of renewable energy technologies as compared with conventional and competitive technologies, the performance and reliability of renewable energy products as compared with conventional and non-renewable products, fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources, increases or decreases in the prices of oil, coal and natural gas, continued deregulation of the electric power industry and broader energy industry, and the availability or effectiveness of government subsidies and incentives. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new products and services into a nascent industry.

The failure of battery storage cost to continue to decline would have a negative impact on our business and financial condition.

The growth and profitability of our business is dependent upon the continued decline in the cost of battery storage. Over the last decade the cost of battery storage systems, particularly lithium-ion based battery storage systems, has declined significantly. This lower cost has been driven by advances in battery technology, maturation of the battery supply chain, the scale of battery production by the leading manufacturers and other factors. The growth of our hardware sales and related software-enabled services is dependent upon the continued decrease in the price and efficiency of battery storage systems of our OEM suppliers. If for whatever reason, our OEM suppliers are unable to continue to reduce the price of their battery storage systems, our business and financial condition will be negatively impacted.

If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected and the potential growth of our business may be limited.

Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The assumptions relating to our market opportunity include, but are not limited to, the following: (i) Wood Mackenzie research forecasts that the U.S. energy storage market, excluding the residential market, is expected to reach a total value of approximately 37.3 GWh in 2026 and the global energy storage market, excluding the residential market, is expected to reach a total value of approximately 75 GWh in 2026; (ii) declines in lithium-ion battery costs and in the cost of renewable generation; (iii) growing demand for renewable energy; and (iv) increased complexity of the electrical grid. Our market opportunity is also based on the assumption that our existing and future offerings will be more attractive to our customers and potential customers than competing products and services. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected.

We currently face and will continue to face significant competition.

We compete for customers, financing partners and incentive dollars with other energy storage providers. Many providers of electricity, such as traditional utilities and other companies offering distributed generation products, have longer operating histories, customer incumbency advantages, access to and influence with local and state governments, and more capital resources than we do. Significant developments in alternative energy storage technologies or improvements in the efficiency or cost of traditional energy sources, including coal, oil, natural gas used in combustion or nuclear power, may materially and adversely affect our business and prospects in ways we cannot anticipate. We may also face new energy storage competitors who are not currently in the market. If we fail to adapt to changing market conditions and to compete successfully with new competitors, we will limit our growth and adversely affect our business results.

Risks Relating to Our Operations

We are subject to supply chain risk, including as a result of supply chain competition, which could result in insufficient inventory and negatively affect our results of operations.

We purchase our components and materials from international and domestic vendors and are exposed to supply chain risks arising from logistics disruptions, such as delays experienced in obtaining internationally sourced components and materials during the COVID-19 pandemic. In addition to such operational disruptions, international supply arrangements are also exposed to risks related to tariffs and sanctions, as well as political, social, or economic instability in regions where we source products and material. For example, in recent years, China and the U.S. have each imposed tariffs, and there remains a potential for further trade barriers and the possibility of an escalated trade war between China and the U.S. These or other tariffs could potentially impact our hardware component prices and impact any plans to sell products in China and other impacted international markets. Disruptions in the availability of key equipment, components or materials may adversely impact our business and operations, and volatility in prices and availability of such items may negatively impact our customer relationships and ability to plan for future growth.

In addition to the risk of supply chain disruptions, we are also subject to competitive risks resulting from limited supplier capacity. Certain of our suppliers also supply systems and components to other businesses, including businesses engaged in the production of consumer electronics and other industries unrelated to energy storage systems. As a relatively low-volume purchaser of certain of these parts and materials, we may be unable to procure a sufficient supply of the items in the event that our suppliers fail to produce sufficient quantities to satisfy the demands of all of their customers, which could materially adversely affect our business, financial condition and results of operations.

We have in some instances, entered into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.

We have entered into long-term supply agreements with certain suppliers of battery storage systems and other components of our energy storage systems. Some of these supply agreements provide for fixed or inflation-

adjusted pricing and substantial prepayment obligations. If our suppliers provide insufficient inventory at the level of quality required to meet customer demand, or if our suppliers are unable or unwilling to provide us with the contracted quantities, as we have limited alternatives for supply in the short term, our results of operations could be materially and negatively impacted. Further, we face significant specific counterparty risk under long-term supply agreements when dealing with certain suppliers without a long, stable production and financial history.

Given the uniqueness of our product, many of our suppliers do not have a long operating history and may not have substantial capital resources. In the event any such supplier experiences financial difficulties, it may be difficult or may require substantial time and expense to replace such supplier. We do not know whether we will be able to maintain long-term supply relationships with our critical suppliers, or secure new long-term supply agreements. Additionally, we procure many of the battery storage systems and components of our energy storage systems from non-U.S. suppliers, which exposes us to risks including unforeseen increases in costs or interruptions in supply arising from changes in applicable international trade regulations, such as taxes, tariffs, or quotas. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Our hardware and software-enabled services involve a lengthy sales and installation cycle. If we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition and results of operations. Amounts included in our pipeline and contracted backlog may not result in actual revenue or translate into profits.

Our sales cycle is typically six to 12 months for our hardware and software-enabled services, but can vary considerably. In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our hardware and software-enabled services.

The period between initial discussions with a potential customer and the sale of even a single energy storage system typically depends on a number of factors, including the potential customer’s budget and decision as to the type of financing it chooses to use, as well as the arrangement of such financing. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle.

We view potential contracts with developers and independent power producers for energy optimization services and transfer of energy storage systems that are currently being pursued by our direct salesforce and channel partners as part of our pipeline. Our pipeline is an internal metric based on numerous assumptions and limitations, and is calculated using our own data that has neither been prepared or audited in accordance with U.S. GAAP, nor been independently verified by third parties. We cannot guarantee that our pipeline provides an accurate indication of our future or expected results, or will result in meaningful revenue or profitability.

Currently, we believe the time between the entry into a sales contract with a customer and the installation of our energy storage systems can range from nine to 18 months, or more. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. We characterize contracts that have been signed but not yet installed as a booking that becomes part of our backlog. Because of both the long sales and installation cycles, we may expend significant resources without generating a sale or producing revenue from our bookings and backlog.

These lengthy sales and installation cycles increase the risk that our customers may fail to satisfy their payment obligations, cancel orders before the completion of the transaction or delay the planned date for installation. Cancellation rates may be impacted by factors outside of our control including an inability to install an energy storage system at the customer’s chosen location because of permitting or other regulatory issues, unanticipated changes in the cost or availability of alternative sources of electricity available to the customer or other reasons unique to each customer. Our operating expenses are based on anticipated sales levels, and many of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, our business, financial condition and results of operations could be adversely affected.

Additionally, we have ongoing arrangements with our customers and target customers. Some of these arrangements are evidenced by contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to continue to fulfill the obligations under such contracts or arrangements, our business, financial condition and results of operations could be adversely affected.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business could be adversely affected.

We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering and sales personnel. The loss of the services of any of our senior executives and other key employees could disrupt our operations, delay the development and introduction of our hardware and software-enabled services, and negatively impact our business, financial condition and operating results. In addition, our ability to manage our growth effectively, including expanding our market presence in international markets such as Japan, Australia, Europe and Latin America, will be affected by our ability to successfully expand our management team, hire and train new personnel and successfully implement and enhance human resources administrative systems. Our success in hiring, attracting and retaining senior management and other experienced and highly skilled employees will depend in part on our ability to provide competitive compensation packages and a high-quality work environment and maintain a desirable corporate culture. We may not be able to attract, integrate, train, motivate or retain current or additional highly qualified personnel, and our failure to do so could adversely affect our business, financial condition and operating results.

Furthermore, there is continued and increasing competition for talented individuals in our field, and competition for qualified personnel is especially intense in the San Francisco Bay Area, where our principal offices are located. In addition to longstanding competition for highly skilled and technical personnel, we face increased competitive pressures and employee cost inflation in tighter labor markets, such as has been experienced during the COVID-19 pandemic. Industry competition and cross-industry labor market pressures may negatively impact our ability to attract and retain our executive officers and other key technology, sales, marketing and support personnel and drive increases in our employee costs, both of which could adversely affect our business, financial condition and results of operations.

We have incurred significant losses in the past and expect to incur net losses through at least 2023.

Since our inception in 2009, we have incurred significant net losses and have used significant cash in our business. As of December 31, 2021, we had an accumulated deficit of approximately $509.1 million. We expect to continue to expand our operations, including by investing in sales and marketing, research and development, staffing systems and infrastructure to support our growth. Under our current plans, we expect to incur net losses on a GAAP basis through at least 2023. Our ability to achieve profitability in the future will depend on a number of factors, including:

•	growing our sales volume;

•	increasing sales to existing customers and attracting new customers for our hardware and software- enabled services;

•	improving our ability to procure energy storage systems from original equipment manufacturers (“OEMs”) on cost-effective terms;

•	improving our consolidated gross margins reflecting the ability to maintain favorable contract pricing and terms with our customers for our hardware and software-enabled services;

•	improving the effectiveness of our sales and marketing activities; and

•	attracting and retaining key talent in a competitive marketplace.

Even if we do achieve profitability when expected, we may be unable to sustain or increase our profitability in the future.

If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.

We must continue to reduce the costs of production, installation and operation of our energy storage systems to expand our market. Additionally, certain of our existing service contracts were entered into based on projections regarding service costs reductions that assume continued advances in the cost of delivery of our services, which we may be unable to realize. While we have been successful in reducing our costs to date, the cost of battery storage systems and other components of our energy storage systems, for example, could increase in the future. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we may face increases in our other expenses, including increases in wages or other labor costs, as well as marketing, sales or related costs. We will continue to make significant investments to drive growth in the future. In order to expand into new markets while still maintaining our current margins, we will need to continue to reduce our costs. Increases in any of these costs, or our failure to achieve projected cost reductions, could adversely affect our business, financial condition and results of operations. If we are unable to reduce our cost structure in the future, we may not be able to achieve profitability, which could have a material adverse effect on our business and prospects.

Any future acquisitions we undertake may disrupt our business, adversely affect operations, dilute our stockholders, and expose us to significant costs and liabilities.

Acquisitions are an important element of our business strategy, and we may pursue future acquisitions to increase revenue, expand our market position, add to our service offerings and technological capabilities, respond to dynamic market conditions, or for other strategic or financial purposes. However, we cannot assure you that we will identify suitable acquisition candidates or complete any acquisitions on favorable terms, or at all. In addition, any acquisitions we do complete, including our acquisition of AlsoEnergy, would involve a number of risks, which may include the following:

•

the identification, acquisition and integration of acquired businesses require substantial attention from management. The diversion of management’s attention and any difficulties encountered in the integration process could hurt our business;

•

the identification, acquisition and integration of acquired businesses requires significant investment, including to determine which new service offerings we might wish to acquire, harmonize service offerings, expand management capabilities and market presence, and improve or increase development efforts and technology features and functions;

•

the anticipated benefits from any acquisition may not be achieved, including as a result of loss of clients or personnel of the target, other difficulties in supporting and transitioning the target’s clients, the inability to realize expected synergies from an acquisition, or negative organizational cultural effects arising from the integration of new personnel;

•	we may face difficulties in integrating the personnel, technologies, solutions, operations, and existing contracts of the acquired business;

•

we may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology or solution, including issues related to intellectual property, solution quality or architecture, income tax and other regulatory compliance practices, revenue recognition or other accounting practices, or employee or client issues;

•

to pay for future acquisitions, we could issue additional shares of our common stock or pay cash. Issuance of shares would dilute stockholders. See “— We may issue a significant number of shares in the future in connection with investments or acquisitions” below. Use of cash reserves could diminish our ability to respond to other opportunities or challenges. Borrowing to fund any cash purchase price would result in increased fixed obligations and could also include covenants or other restrictions that would impair our ability to manage our operations;

•

acquisitions expose us to the risk of assumed known and unknown liabilities including contract, tax, regulatory or other legal, and other obligations incurred by the acquired business or fines or penalties, for which indemnity obligations, escrow arrangements or insurance may not be available or may not be sufficient to provide coverage;

•	new business acquisitions can generate significant intangible assets that result in substantial related amortization charges and possible impairments;

•

the operations of acquired businesses, or our adaptation of those operations, may require that we apply revenue recognition or other accounting methodologies, assumptions, and estimates that are different from those we use in our current business, which could complicate our financial statements, expose us to additional accounting and audit costs, and increase the risk of accounting errors;

•

acquired businesses may have insufficient internal controls that we must remediate, and the integration of acquired businesses may require us to modify or enhance our own internal controls, in each case resulting in increased administrative expense and risk that we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and

•

acquisitions can sometimes lead to disputes with the former owners of the acquired company, which can result in increased legal expenses, management distraction and the risk that we may suffer an adverse judgment if we are not the prevailing party in the dispute.

Our current and planned foreign operations expose us to additional business, financial, regulatory and geopolitical risks, and any adverse event could have a material adverse effect on our results of operations.

As a result of our recent acquisition of AlsoEnergy, we now operate in more than 50 countries, including the United States and Canada, and in multiple EU and Latin American countries and Asia. Prior to our acquisition of AlsoEnergy, we operated in only three countries. We may in the future evaluate further opportunities to expand into new geographic markets and introduce new product offerings and services that are an extension of our existing business. We also may from time to time acquire businesses or product lines with the potential to strengthen our market position, enable us to enter attractive markets, expand our technological capabilities, or provide synergy opportunities.

We have very limited experience operating outside of the U.S. Managing our international expansion will require additional resources and controls, including additional manufacturing and assembly facilities. Furthermore, any additional markets that we may enter could have different characteristics from the markets in which we currently operate, and our success will depend on our ability to adapt properly to these differences. Any further international expansion could subject our business to risks associated with international operations, including:

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compliance with multiple, potentially conflicting and changing governmental laws, regulations and permitting processes, including trade, labor, environmental, banking, employment, privacy and data protection laws and regulations, such as the EU Data Privacy Directive, as well as tariffs, export quotas, customs duties and other trade restrictions;

•	compliance with U.S. and foreign anti-bribery laws, including the Foreign Corrupt Practices Act of 1977, as amended;

•	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

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compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws and potentially adverse tax consequences due to changes in such tax laws;

•	the laws of some countries do not protect proprietary rights as fully as do the laws of the U.S. As a result, we may not be able to protect our proprietary rights adequately outside of the U.S.;

•	regional economic and political conditions;

•	conformity with applicable business customs, including translation into foreign languages and associated expenses;

•	lack of availability of government incentives and subsidies;

•	potential changes to our established business model;

•	cost of alternative power sources, which could vary meaningfully outside the U.S.;

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difficulties in staffing and managing foreign operations in an environment of diverse culture, laws and customers, and the increased travel, infrastructure and legal and compliance costs associated with international operations;

•	customer installation challenges which we have not encountered before, which may require the development of a unique model for each country;

•	differing levels of demand among members of our customer base, including commercial and industrial customers, utilities, independent power producers and project developers; and

•	restrictions on repatriation of earnings.

As a result of these risks, any future international expansion efforts that we may undertake (as well as our recent acquisition of AlsoEnergy) may not be successful and may negatively affect our results of operations and profitability.

In addition, there may be adverse effects to our business if there is instability, disruption or destruction in a significant geographic region, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest; and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. In particular, in February 2022, armed conflict escalated between Russia and Ukraine. The U.S. government and other governments in jurisdictions in which we operate have imposed severe sanctions and export controls against Russia and Russian interests, and have threatened additional sanctions and controls. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, greater regional instability, geopolitical shifts and other adverse effects on macroeconomic conditions, currency exchange rates, supply chains and financial markets.

Our platform performance may not meet our customers’ expectations or needs.

The renewable energy projects that our customers construct and own are subject to various operating risks that may cause them to generate less value for our customers than expected. These risks include a failure or wearing out of our or our operators’, customers’ or utilities’ equipment; an inability to find suitable replacement equipment or parts; less than expected supply or quality of the project’s source of electricity and faster than expected diminishment of such electricity supply; or volume disruption in our supply collection and distribution system. Any extended interruption or failure of our customer’s projects for any reason to generate the expected amount of output could adversely affect our business, financial condition and results of operations. In addition, there has been in the past, and may be in the future, an adverse impact on our customers’ willingness to continue to procure additional hardware and software-enabled services from us if any of our customer’s projects incur operational issues that indicate expected future cash flows from the project are less than the project’s carrying value. Any such outcome could adversely affect our operating results or ability to continue to grow our sales volume or to increase sales to existing customers or new customers.

If any energy storage systems procured from OEM suppliers and provided to our customers contain manufacturing defects, our business and financial results could be adversely affected.

The energy storage systems we pair with the Athena® platform are complex energy solutions. We rely on our OEM suppliers to control the quality of the battery storage equipment and other components that make up the energy storage system sold to our customers. We are not involved in the manufacture of the batteries or other components of the energy storage systems. As a result, our ability to seek recourse for liabilities and recover costs from our OEM suppliers depends on our contractual rights as well as the financial condition and integrity of such OEM suppliers that supply us with the batteries and other components of our energy storage systems. Such systems may contain undetected or latent errors or defects. In the past, we discovered latent defects in energy storage systems. In connection with such defects, we could incur significant expenses or disruptions of our operations, including to our energy storage network, that would prevent us from performing the automated data engineering required to support our AI processes and energy storage network. Any manufacturing defects or other failures of our energy storage systems to perform as expected could cause us to incur significant re-engineering costs, divert the attention of our personnel from operating and maintenance efforts, expose us to adverse regulatory action and significantly and adversely affect customer satisfaction, market acceptance and our business reputation. Furthermore, our OEM suppliers may be unable to correct manufacturing defects or other failures of any energy storage systems in a manner satisfactory to our customers, which could adversely affect customer satisfaction, market acceptance and our business reputation.

On rare occasions, lithium-ion batteries can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion batteries. This faulty result could subject us to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion batteries for energy applications or any future incident involving lithium-ion batteries, such as a plant, vehicle or other fire, even if such incident does not involve hardware provided by us, could adversely affect our business and reputation.

If our estimates of useful life for our energy storage systems and related hardware and software-enabled services are inaccurate, or if our OEM suppliers do not meet service and performance warranties and guarantees, our business and financial results could be adversely affected.

We sell hardware and software-enabled services to our customers. Our software-enabled services are essential to the operation of these hardware products. As a result, in connection with the sales of energy storage hardware, we enter into recurring long-term services agreements with customers for the usage of our Athena platform for approximately 10 to 20 years. Our pricing of services contracts is based upon the value we expect to deliver to our customers, including considerations such as the useful life of the energy storage system and prevailing electricity prices. We also provide performance warranties and guarantees covering the efficiency and output performance of our software-enabled services. We do not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties and guarantee levels may require us to refund our service contract payments to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance.

Further, the occurrence of any defects, errors, disruptions in service, or other performance problems, interruptions, or delays associated with our energy storage systems or the Athena platform, whether in connection with day-to-day operations or otherwise, could result in:

•	loss of customers;

•	loss or delayed market acceptance and sales of our hardware and software-enabled services;

•	delays in payment to us by customers;

•	injury to our reputation and brand;

•	legal claims, including warranty and service level agreement claims, against us; or

•	diversion of our resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs.

The costs incurred in correcting any material defects or errors in our hardware and software or other performance problems may be substantial and could adversely affect our business, financial condition and results of operations.

Future product recalls could materially adversely affect our business, financial condition and operating results.

Any product recall in the future, whether it involves our or a competitor’s product, may result in negative publicity, damage our brand and materially and adversely affect our business, financial condition and results of operations. In the future, we may voluntarily or involuntarily initiate a recall if any of our products are proven to be or possibly could be defective or noncompliant with applicable environmental laws and regulations, including health and safety standards. Such recalls involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, financial condition and operating results.

We primarily rely on Amazon Web Services to deliver our services to users on our Athena platform, and any disruption of, or interference with, our use of Amazon Web Services could adversely affect our business, financial condition and results of operations.

We currently host our Athena platform and support our energy storage network operations on one or more data centers provided by Amazon Web Services (“AWS”), a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. Our Athena platform’s continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in AWS’ service levels may adversely affect our ability to meet the requirements of users on our Athena platform. Since our Athena platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our hardware and software-enabled services to customers. It may become increasingly difficult to maintain and improve our performance, as we expand and our energy storage network grows, increasing customer reliance on the Athena platform. Any negative publicity arising from any disruptions to AWS’ facilities, and as a result, our Athena platform could adversely affect our reputation and brand and may adversely affect the usage of our hardware and software-enabled services. Any of the above circumstances or events may adversely affect our reputation and brand, reduce the availability or usage of our hardware and software- enabled services, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.

Our commercial agreement with AWS will remain in effect until terminated by AWS or us. AWS may terminate the agreement for convenience by providing us at least thirty (30) days’ advance notice. AWS may also terminate the agreement for cause upon a material breach of the agreement, subject to AWS providing prior written notice and a 30-day cure period, and may in some cases terminate the agreement immediately for cause upon written notice. Even though our platform is entirely in the cloud, we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. If our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime for a short period in connection with the transfer to, or the addition of, new cloud infrastructure service providers. However, we do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would adversely affect our business, financial condition and results of operations over the longer term.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and adversely affect our financial results.

Our customers depend on our support organization to resolve any technical issues relating to our hardware and software-enabled services. In addition, our sales process is highly dependent on the quality of our hardware and software-enabled services, on our business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could adversely affect our reputation, our ability to sell our products to existing and prospective customers, and our business, financial condition and results of operations.

We offer technical support services with our hardware and software-enabled services and may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and if demand increases significantly, we may be unable to provide satisfactory support services to our customers. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our business, financial condition and results of operations.

Our business currently depends on the availability of rebates, tax credits and other financial incentives. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and adversely affect business, financial condition and results of operations.

The U.S. federal government and some state and local governments provide incentives to end users and purchasers of our energy storage systems in the form of rebates, tax credits and other financial incentives, such as system performance payments and payments for renewable energy credits associated with renewable energy generation. We rely on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of the energy storage systems to our customers in the U.S. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy.

Our energy storage systems have qualified for tax exemptions, incentives or other customer incentives in many states, including California, Massachusetts, New York, Hawaii and Texas. Some states have utility procurement programs and/or renewable portfolio standards for which our technology is eligible. Our energy storage systems are currently installed in eight U.S. states, each of which may have its own enabling policy framework. There is no guarantee that these policies will continue to exist in their current form, or at all. Such state programs may face increased opposition on the U.S. federal, state and local levels in the future. Changes in federal or state programs could reduce demand for our energy storage systems, impair sales financing and adversely impact our business results.

The economic benefit of our energy storage systems to our customers depends on the cost of electricity available from alternative sources, including local electric utility companies, which cost structure is subject to change.

The economic benefit of our energy storage systems to our customers includes, among other things, the benefit of reducing such customer’s payments to the local electric utility company. The rates at which electricity is available from a customer’s local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our energy storage systems. Further, the local electric utility may impose “departing load,” “standby” or other charges on our customers in connection with their acquisition of our energy storage systems, the amounts of which are outside of our control and which may have a material impact on the economic benefit of our energy storage systems to our customers. Changes in the rates offered by local electric utilities and/or in the applicability or amounts of charges and other fees imposed by such utilities on customers acquiring our energy storage systems could adversely affect the demand for our energy storage systems.

Additionally, the electricity produced by our energy storage systems is currently not cost competitive in some geographic markets, and we may be unable to reduce our costs to a level at which our energy storage systems would be competitive in such markets. As such, unless the cost of electricity in these markets rises or we are able to generate demand for our energy storage systems based on benefits other than electricity cost savings, our potential for growth may be limited.

Our business is subject to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.

Although we generally are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our products and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, and the rules surrounding the interconnection of customer-owned electricity generation for specific technologies. In the U.S., governments frequently modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different requirements for utilities and rates for commercial customers on a regular basis. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances or other rules that apply to customer installations and new technology could make it more costly for our customers to install and operate our energy storage systems on particular sites, and in turn could negatively affect our ability to deliver cost savings to customers for the purchase of electricity.

The installation and operation of our energy storage systems at a particular site is also generally subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires obtaining and keeping in good standing various local and other governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over energy storage system installations, to design our energy storage systems to comply with these varying standards, and for our customers to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given customer’s project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our customer’s ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our customers’ abilities to develop that project or increase the cost so substantially that the project is no longer attractive to our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our energy storage systems and could therefore adversely affect the timing of the recognition of revenue related to hardware acceptance by our customer, which could adversely affect our operating results in a particular period.

In addition, the successful installation of our energy storage systems is dependent upon the availability of and timely connection to the local electric grid. We may be unable to unable to obtain the required consent and authorization of local utilities to ensure successful interconnection to energy grids to enable the successful discharge of renewable energy to customers. Any delays in our customers’ ability to connect with utilities, delays in the performance of installation-related services or poor performance of installation- related services will have an adverse effect on our results and could cause operating results to vary materially from period to period.

The growth of our business depends on customers renewing their services subscriptions. If customers do not continue to use our subscription offerings or if we fail to expand the availability of hardware and software- enabled services available to our customers, our business and operating results will be adversely affected.

In addition to upfront sale of hardware and network integration, we depend on customers continuing to subscribe to services enabled by our Athena platform. Therefore, it is important that customers renew their subscriptions when the contract term expires, increase their purchases of our hardware and network solutions and enhance their subscriptions. Customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of users or level of functionality. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with software-enabled services and features, functionality of our energy storage hardware and software-enabled services, prices, the features and pricing of competing products, reductions in spending levels, mergers and acquisitions involving customers and deteriorating general economic conditions.

If customers do not renew their subscriptions, if they renew on less favorable terms, if they fail to increase their purchase of our hardware and software-enabled services, or if they fail to refer us their customers and partners as potential new customers, our business, financial condition and results of operations will be adversely affected.

Changes in subscriptions or pricing models may not be reflected in near-term operating results.

We generally recognize subscription revenue from customers ratably over the terms of their contracts. As a result, most of the subscription revenue reported in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter will likely have only a small impact on revenue for that quarter. However, such a decline will negatively affect revenue in future quarters. In addition, the severity and duration of events may not be predictable and their effects could extend beyond a single quarter. Accordingly, the effect of significant downturns in sales and market acceptance of subscription services, and potential changes in pricing policies or rate of renewals, may not be fully apparent until future periods.

Severe weather events, including the effects of climate change, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

Our business, including our customers and suppliers, may be exposed to severe weather events and natural disasters, such as tornadoes, tsunamis, tropical storms (including hurricanes), earthquakes, windstorms, hailstorms, severe thunderstorms, flooding, wildfires and other fires, extreme heatwaves, drought and power shut-offs causing, among other things, disruptions to our supply chain or utility interconnections and/or damage to energy storage systems installed at our customers’ sites. Such damage or disruptions may prevent us from being able to satisfy our contractual obligations or may reduce demand from our customers for our energy storage systems causing our operating results to vary significantly from one period to the next. We may incur losses in our business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing, or (3) current insurance coverage limits.

The incidence and severity of severe weather conditions and other natural disasters are inherently unpredictable. Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires and subsequent landslides in certain geographies; higher incidence of deluge flooding; and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change and the occurrence of severe weather events may adversely impact the demand, price, and availability of insurance. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

Increased scrutiny from stakeholders and regulators regarding ESG practices and disclosures, including those related to sustainability, and disclosure could result in additional costs and adversely impact our business and reputation.

Companies across all industries are facing increasing scrutiny relating to their Environmental, Social and Governance (“ESG”) practices and disclosures and institutional and individual investors are increasingly using

ESG screening criteria in making investment decisions. Our disclosures on these matters or a failure to satisfy evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact employee retention, customer relationships and access to capital. For example, certain market participants use third-party benchmarks or scores to measure a company’s ESG practices in making investment decisions and customers and supplies may evaluate our ESG practices or require that we adopt certain ESG policies as a condition of awarding contracts. In addition, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could expose us to government enforcement actions and private litigation Our ability to achieve any goal or objective, including with respect to environmental and diversity initiatives and compliance with ESG reporting standards, is subject to numerous risks, many of which are outside of our control. Examples of such risks include the availability and cost of technologies and products that meet sustainability and ethical supply chain standards, evolving regulatory requirements affecting ESG standards or disclosures, our ability to recruit, develop and retain diverse talent in our labor markets, and our ability to develop reporting processes and controls that comply with evolving standards for identifying, measuring and reporting ESG metrics. As ESG best-practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related ESG monitoring and reporting.

Risks Relating to Third-Party Partners

Our hardware and software-enabled services rely on interconnections to distribution and transmission facilities that are owned and operated by third parties, and as a result, are exposed to interconnection and transmission facility development and curtailment risks.

Our hardware and software-enabled services are interconnected with electric distribution and transmission facilities owned and operated by regulated utilities necessary to deliver the electricity that our storage systems produce. A failure or delay in the operation or development of these distribution or transmission facilities could result in a loss of revenues or breach of a contract because such a failure or delay could limit the amount of renewable electricity that our energy storage systems deliver or delay the completion of our customers’ construction projects. In addition, certain of our energy storage systems’ generation may be curtailed without compensation due to distribution and transmission limitations, reducing our revenues and impairing our ability to capitalize fully on a particular customer project’s potential. Such a failure or curtailment at levels above our expectations could impact our ability to satisfy agreements entered into with our suppliers and adversely affect our business.

Our growth depends in part on the success of our relationships with third parties, including contractors and project developers

We rely on third-party general contractors to install energy storage systems at our customers’ sites. We currently work with a limited number of general contractors, which has impacted and may continue to impact our ability to facilitate customer installations as planned. Our work with contractors or their subcontractors may have the effect of our being required to comply with additional rules (including rules unique to our customers), working conditions, site remediation and other union requirements, which can add costs and complexity to an installation project. The timeliness, thoroughness and quality of the installation-related services performed by our general contractors and their subcontractors in the past have not always met our expectations or standards and in the future may not meet our expectations and standards and it may be difficult to find and train third-party general contractors that meet our standards at a competitive cost.

In addition, we are investing resources in establishing strategic relationships with market players across a variety of industries, including large renewable project developers, to generate new customers. These programs may not roll out as quickly as planned or produce the results we anticipated. A significant portion of our business depends on attracting new partners and retaining existing partners. Negotiating relationships with our partners, investing in due diligence efforts with potential partners, training such third parties and contractors and monitoring them for compliance with our standards require significant time and resources and may present greater risks and challenges than expanding a direct sales or installation team. If we are not successful in establishing or maintaining our relationships with these third parties, our ability to grow our business and address our market opportunity could be impaired. Even if we are able to establish and maintain these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business, brand recognition and customer base. Such circumstance would limit our growth potential and our opportunities to generate significant additional revenue or cash flows.

We must maintain customer confidence in our long-term business prospects in order to grow our business.

Customers may be less likely to purchase our hardware and services if they are not convinced that our business will succeed or that our services and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our hardware and software-enabled services, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, customer unfamiliarity with our hardware and software-enabled services, delivery and service operations to meet demand, competition, future changes in the evolving distributed and renewable energy markets or uncertainty regarding sales performance compared with market expectations.

Accordingly, in order to grow our business, we must maintain confidence among our customers, OEM suppliers, third-party general contractor partners, financing partners and other parties in our long-term business prospects. This may be particularly complicated by factors such as:

•	our limited operating history at current scale;

•	our historical and anticipated near-term lack of profitability;

•	unfamiliarity with or uncertainty about our energy storage systems and the overall perception of the distributed and renewable energy generation markets;

•	prices for electricity in particular markets;

•	competition from alternate sources of energy;

•	warranty or unanticipated service issues we may experience in connection with third-party manufactured hardware and our proprietary software;

•	the environmental consciousness and perceived value of environmental programs to our customers;

•	the size of our expansion plans in comparison to our existing capital base and the scope and history of operations; and

•	the availability and amount of incentives, credits, subsidies or other programs to promote installation of energy storage systems.

Several of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if unfounded, would likely adversely affect our business, financial condition and results of operations.

Risks Relating to Our Intellectual Property and Technology

If we are unsuccessful in developing and maintaining our proprietary technology, including our Athena platform, our ability to attract and retain partners could be impaired, our competitive position could be adversely affected and our revenue could be reduced.

Our future growth depends on our ability to continue to develop and maintain our proprietary technology that supports our hardware and software-enabled services, including our Athena platform. In the event that our current or future products and services require features that we have not developed or licensed, or we lose the benefit of an existing license, we will be required to develop or obtain such technology through purchase, license or other arrangements. If the required technology is not available on commercially reasonable terms, or at all, we may incur additional expenses in an effort to internally develop the required technology. We have received patents and have filed patent applications with respect to certain aspects of our technology, and we generally rely on patent protection with respect to our proprietary technology, as well as a combination of trade secrets and copyright law, employee and third-party non-disclosure agreements and other protective measures to protect intellectual property rights pertaining to our proprietary technology and hardware and software-enabled services. There can be no assurance that the steps taken by us to protect any of our proprietary technology will be adequate to prevent misappropriation of these technologies by third parties. If we were unable to maintain our existing proprietary technology, our ability to attract and retain customers could be impaired, our competitive position could be adversely affected and our revenue could be reduced.

Our failure to adequately secure, protect and enforce our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

Although we have taken many protective measures to protect our intellectual property, including trade secrets, policing unauthorized use of proprietary technology can be difficult and expensive. For example, many of our software developers reside in California and we cannot legally prevent them from working for a competitor.

Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may adversely affect our business, prospects and reputation.

We rely primarily on patent, trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition and results of operations. For example, we rely on our brand names, trade names and trademarks to distinguish our products and services, such as our Athena® platform, from the products of our competitors; however, third parties may oppose our trademark applications, or otherwise challenge our use of such trademarks. In the event that our trademarks are successfully challenged and we lose rights to use those trademarks, we could be forced to rebrand our products and services, which could result in the loss of goodwill and brand recognition. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the U.S. As a result, we may not be able to protect our proprietary rights adequately abroad.

Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the U.S., and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the U.S.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, and operating results.

We may need to defend ourselves against claims that we infringe, have misappropriated or otherwise violate the intellectual property rights of others, which may be time consuming and would cause us to incur substantial costs.

Companies, organizations, or individuals, including our competitors, may hold or obtain patents, trademarks, or other proprietary rights that they may in the future believe are infringed by our products and services. Although we are not currently subject to any claims related to intellectual property, these companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation or other violations of such rights, or otherwise asserting their rights and seeking licenses or injunctions. Several of the proprietary components used in our energy storage systems have been subjected to infringement challenges in the past. We also generally indemnify our customers against claims that the hardware and software-enabled services we supply infringe, misappropriate, or otherwise violate third-party intellectual property rights, and we may therefore be required to defend our customers against such claims. If a claim is successfully brought in the future and we or our hardware and software-enabled services are determined to have infringed, misappropriated, or otherwise violated a third-party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling products or services that incorporate the challenged intellectual property;

•	pay substantial damages (including treble damages and attorneys’ fees if our infringement is determined to be willful);

•	obtain a license from the holder of the intellectual property right, which license may not be available on reasonable terms or at all; or

•	redesign our products or services, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, financial condition and operating results. In addition, any litigation or claims, whether or not valid, could adversely affect our reputation, result in substantial costs, and divert resources and management attention.

We also license technology from third parties, and incorporate components supplied by third parties into our hardware. We may face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers’ resources may be unavailable or insufficient to cover our costs and losses.

Regulatory Risks

The installation and operation of our energy storage systems are subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of certain environmental laws and regulations to our energy storage systems, especially as these regulations evolve over time.

We are subject to national, state and local environmental laws and regulations, as well as environmental laws in those foreign jurisdictions in which we operate. Environmental laws and regulations can be complex and may change often. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. We are committed to compliance with applicable environmental laws and regulations, including health and safety standards, and we continually review the operation of our energy storage systems for health, safety and compliance. Our energy storage systems, like other battery technology-based products of which we are aware, produce small amounts of hazardous wastes and air pollutants, and we seek to ensure that they are handled in accordance with applicable regulatory standards.

Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the U.S. federal, state, regional and local levels and in foreign countries in which we operate. Most existing environmental laws and regulations preceded the introduction of battery technology and were adopted to apply to technologies existing at the time, namely large, coal, oil or gas-fired power plants. Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may, or may not, be applied to our technology.

In many instances, our technology is moving faster than the development of applicable regulatory frameworks. It is possible that regulators could delay or prevent us from conducting our business in some way pending agreement on, and compliance with, shifting regulatory requirements. Such actions could delay the sale to and installation by customers of energy storage systems, require their modification or replacement, result in fines, or trigger claims of performance warranties and defaults under customer contracts that could require us to refund hardware or service contract payments, any of which could adversely affect our business, financial performance and reputation.

Existing regulations and changes to such regulations impacting the electric power industry may create technical, regulatory and economic barriers which could significantly reduce demand for our energy storage systems.

The market for electricity generation products is heavily influenced by U.S. federal, state, local and foreign government regulations and policies, as well as internal policies and regulations of electric utility providers. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. These regulations and policies are often modified and could continue to change, and this could result in a significant reduction in demand for our energy storage systems. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could change, increasing the cost to our customers of using our energy storage systems and making them less economically attractive.

Negative attitudes toward renewable energy projects from the U.S. government, other lawmakers and regulators, and activists could adversely affect our business, financial condition and results of operations.

Parties with an interest in other energy sources, including lawmakers, regulators, policymakers, environmental and advocacy organizations or other activists may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote renewable energy. Many of these parties have substantially greater resources and influence than we have. Further, changes in U.S. federal, state or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementing, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other energy sources over renewable energy, could adversely affect our business, financial condition and results of operations.

Opposition to our customers’ project requests for permits or successful challenges or appeals to permits issued for their projects could adversely affect our operating plans.

A decrease in acceptance of renewable energy projects by local populations, an increase in the number of legal challenges, or an unfavorable outcome of such legal challenges could adversely affect the financial condition of our customers and reduce their demand for our hardware and software-enabled services. For example, persons, associations and groups could oppose renewable energy projects in general or our customers’ projects specifically, citing, for example, misuse of water resources, landscape degradation, land use, food scarcity or price increase and harm to the environment. Moreover, regulation may restrict the development of renewable energy plants in certain areas. In order to develop a renewable energy project, our customers are typically required to obtain, among other things, environmental impact permits or other authorizations and building permits, which in turn require environmental impact studies to be undertaken and public hearings and comment periods to be held during which any person, association or group may oppose a project. The effect of such public opposition to renewable energy projects and any resulting reduction in customer demand for our hardware and software-enabled services could adversely affect our business, financial condition and results of operations.

Cybersecurity and Information Technology Risks

A failure of our information technology (“IT”) and data security infrastructure could adversely affect our business and operations.

The efficient operation of our business depends on our IT systems, some of which are managed by third-party service providers. We rely upon the capacity, reliability and security of our IT and data security infrastructure and our ability to effectively manage our business data, accounting, financial, legal and compliance functions, communications, supply chain, order entry and fulfillment, and expand and continually update this infrastructure in response to the changing needs of our business. Our existing IT systems and any new IT systems we utilize may not perform as expected. If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, including during system upgrades or new system implementations, the resulting disruptions could adversely affect our business.

Despite our implementation of reasonable security measures, our IT systems, like those of other companies, are vulnerable to damages from computer viruses, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyber-attacks (including malicious and destructive code, phishing attacks, ransomware, and denial of service attacks), and other similar disruptions. Such attacks or security breaches may be perpetrated by bad actors internally or externally (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated, and difficult to detect and successfully defend against. We have experienced such incidents in the past, and any future incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. Any system failure, accident or security breach could result in disruptions to our operations. A material network breach in the security of our or our service providers’ IT systems could include the theft of our trade secrets, customer information, human resources information or other confidential data, including but not limited to personally identifiable information. Although past incidents have not had a material effect on our business operations or financial performance, to the extent that any disruptions or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers and strategic partners, lead to claims against us from governments and private plaintiffs, and otherwise adversely affect our business. We cannot guarantee that future cyberattacks, if successful, will not have a material effect on our business or financial results.

Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal data. If an actual or perceived cybersecurity breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may incur liability, costs, or damages, contract termination, our reputation may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition, and results of operations could be materially and adversely affected. Any compromise of our security could also result in a violation of applicable domestic and foreign security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. In addition, we may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future.

Our technology, including the Athena platform, could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers and/or expose us to product liability and other claims that could materially and adversely affect our business.

We may be subject to claims that our hardware and software-enabled services, including the Athena platform have malfunctioned and persons were injured or purported to be injured. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, our customers could be subjected to claims as a result of such incidents and may bring legal claims against us to attempt to hold us liable. Any of these events could adversely affect our brand, relationships with customers, operating results or financial condition.

Furthermore, our Athena platform is complex, developed for over a decade by many developers, and includes a number of licensed third-party commercial and open-source software libraries. Our software has contained defects and errors and may in the future contain undetected defects or errors. We are continuing to evolve the features and functionality of our platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers through our hardware. In addition, if our hardware and software-enabled services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business, financial condition and results of operations:

•	expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential customers or partners;

•	interruptions or delays in sales;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	delay in the development or release of new functionality or improvements;

•	negative publicity and reputational harm;

•	sales credits or refunds;

•	exposure of confidential or proprietary information;

•	diversion of development and customer service resources;

•	breach of warranty claims;

•	legal claims under applicable laws, rules and regulations; and

•	the expense and risk of litigation.

Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of our agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect from claims by customers, resellers, business partners or other third parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, financial condition and operating results. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.

Additional Risks Relating to Ownership of Our Common Stock

We may issue a significant number of shares in the future in connection with investments or acquisitions.

We may issue securities in the future in connection with investments or acquisitions or otherwise. The amount of shares of common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.

We do not intend to pay cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business, and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.

In early 2021, we identified material weaknesses in our internal control over financial reporting, which we are in the process of remediating. If we do not remediate these weaknesses, it could affect the reliability of our consolidated financial statements and have other adverse consequences.

In connection with the Company’s assessment of the effectiveness of internal control over financial reporting, the Company identified certain deficiencies in internal control over financial reporting that existed as of December 31, 2021, which management believes to be material weaknesses. These were previously identified and reported as of and for the year ended December 31, 2020 (our prior year end). Specifically, the material weaknesses identified related to (i) accounting for energy storage systems, deferred cost of goods sold and inventory, (ii) ineffective internal controls over review of the Company’s consolidated financial statements and related disclosures, (iii) a lack of formality in our internal control activities, especially related to management review-type controls, and (iv) ineffective internal controls over the review of certain revenue recognition calculations.

We have concluded that our disclosure controls and procedures were not effective as December 31, 2021 due to material weaknesses in our internal control over financial reporting. With respect to energy storage systems, inventory and deferred cost of goods sold, we did not properly track inflows and outflows, including the valuation of energy storage systems, due in part to the systems that we used to track and value energy storage systems and inventory. With respect to a lack of formality in our control activities, we did not sufficiently establish formal policies and procedures to design effective controls, establish responsibilities to execute these policies and procedures and hold individuals accountable for performance of these responsibilities, including over review over revenue recognition and internal-use capitalized software calculations. We had multiple control deficiencies aggregating to a material weakness over ineffective control activities.

Our management concluded that these material weaknesses in our internal control over financial reporting, are due to the fact that, at the time, we were a private company with limited resources and did not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee our business processes and controls. While we have taken a number of steps during 2021 to remediate the material weaknesses, as described below, the controls implemented need to operate for a sufficient period of time, and their operational effectiveness needs to be confirmed through testing, in order for management to conclude that these controls are effective and the material weaknesses have been remediated. We cannot provide assurance that our remediation efforts will be adequate to allow us to conclude that such controls will be effective in the future. We also cannot assure you that additional material weaknesses in our internal control over financial reporting will not arise or be identified in the future.

Remediation Activities

We have remediated material weaknesses related to (i) ineffective internal controls over accounting for complex and significant transactions, and (ii) ineffective internal controls over the review of internal-use capitalized software calculations that were previously identified during the course of preparing our financial statements as of and for the year ended December 31, 2020 (our prior year end). Our remediation efforts included implementing, under the direction of our Chief Financial Officer, enhanced review procedures and documentation standards to monitor and review all complex and significant transactions. Our management took further action by performing a robust review of all internal controls to strengthen documentation, validate processes and communicate accountability for performance of internal control responsibilities. Further, we engaged outside service providers to assist in evaluating and documenting processes and controls, identifying and addressing control gaps and strengthening the overall quality of documentation that evidences control activities.

Our management, with oversight of the Audit Committee of the Board, continues to devote significant time, attention and resources to remediating the aforementioned material weaknesses in its internal control over financing reporting and believes that we have made significant progress to that end. The material weaknesses will be considered remediated when management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. As of December 31, 2021, the Company had initiated the following steps intended to remediate the material weaknesses described above and strengthen its internal control over financial reporting that, as of December 31, 2021, had not yet been fully implemented or had not been in place for a sufficient period of time to demonstrate that they were having their desired effect:

•

develop and deliver internal control training to management and finance/accounting personnel, focusing on a review of management’s and individual roles and responsibilities related to internal control over financial reporting;

•

hire, train and develop experienced accounting executives and personnel with a level of public accounting knowledge and experience in the application of U.S. GAAP commensurate with our financial reporting requirements and the complexity of our operations and transactions;

•	establish and implement policies and practices to attract, develop and retain competent personnel with public accounting experience;

•

engage a qualified third-party SOX compliance firm to assist us in bolstering and implementing our SOX compliance program, with a focus on documenting processes and controls, identifying and addressing control gaps, formalizing the internal control activities and strengthening the overall quality of documentation that evidences control activities;

•

perform a financial statement risk assessment and scoping exercise to identify and assess the risks of material misstatements in our financial statements to better ensure that the appropriate effort and resources are dedicated to addressing risks of material misstatement;

•

establish a disclosure committee comprised of our CEO, CFO, Chief Legal Officer, Chief Accounting Officer and other senior finance/accounting personnel to, among other things, communicate, discuss and capture information from across the Company for inclusion in our public filings to ensure that information required by us to be disclosed is recorded, processed, summarized and reported accurately and on a timely basis.

•	implement a Section 302 sub-certification program to reinforce the Company’s culture of compliance;

•

implement processes to improve monitoring activities involving the review and supervision of our accounting operations, including increased and enhanced balance sheet reviews to allow more focus on quality account reconciliations and enhanced monitoring of our internal control over financial reporting, and

•	implement new accounting applications to enhance and streamline the order-to-cash and commissions processes.

We plan to continue to devote significant time and attention to remediate the above material weaknesses as soon as reasonably practicable and believe that we have made significant progress to that end. In doing so, we will continue to incur expenses and expend management time on compliance-related issues. The material weaknesses will be considered remediated when management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. We believe the foregoing actions will be sufficient to remediate the identified material weaknesses and strengthen our internal control over financial reporting; however, there can be no guarantee that such remediation will be sufficient. We will continue to evaluate the effectiveness of our controls and will make any further changes management determines appropriate. If we are unable to complete our remediation efforts in a timely manner and are, therefore, not able to favorably assess the effectiveness of our internal control over financial reporting, this could further cause investors to lose confidence, and our operating results, financial position, ability to accurately report our financial results and timely file our SEC reports, and our stock price could be adversely affected.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our stock price and trading volume could decline.

The trading market for our Common Stock depends in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Common Stock, or publish inaccurate or unfavorable research about our business, the price of our Common Stock would likely decline. If few analysts cover us, demand for our common stock could decrease and our common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.

The trading price of our common stock is volatile.

The trading price of our common stock has been and is likely to continue to be volatile. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “— Risks Relating to Stem’s Business and Industry” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	the effects of the COVID-19 pandemic and its effect on the Company’s business and financial conditions;

•	changes in expectations as to the Company’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	any significant change in the Company’s senior management;

•	changes in general economic or market conditions or trends in the Company’s industry or markets;

•	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to the Company’s business;

•	future sales of our Common Stock or other securities;

•	investor perceptions or the investment opportunity associated with our Common Stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including the Company’s filings with the SEC;

•	litigation involving the Company, the Company’s industry, or both, or investigations by regulators into the Company’s operations or those of the Company’s competitors;

•	guidance, if any, that we provide to the public, any changes in this guidance or the Company’s failure to meet this guidance;

•	the development and sustainability of an active trading market for our Common Stock;

•	actions by institutional or activist stockholders;

•	changes in accounting standards, policies, guidelines, interpretations or principles; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our Common Stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from the Company’s business regardless of the outcome of such litigation.

Our financial condition and results of operations and other key metrics are likely to fluctuate on a quarterly basis in future periods, which could cause our results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock.

Our financial condition and results of operations and other key metrics have fluctuated significantly in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control. For example, the amount of revenue we recognize in a given period is materially dependent on the volume of purchases of our energy storage systems and software-enabled services in that period.

In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:

•	the timing of customer installations of our hardware, which may depend on many factors such as availability of inventory, product quality or performance issues, or local permitting requirements,

utility requirements, environmental, health and safety requirements, weather and customer facility construction schedules, and availability and schedule of our third-party general contractors;

•	the sizes of particular customer hardware installations and the number of sites involved in any particular quarter;

•	delays or cancellations of energy storage system purchases and installations;

•	fluctuations in our service costs, particularly due to unaccrued costs of servicing and maintaining energy storage systems;

•	weaker than anticipated demand for our energy storage systems due to changes in government incentives and policies;

•	interruptions in our supply chain;

•	the timing and level of additional purchases by existing customers;

•

unanticipated expenses or installation delays incurred by customers due to changes in governmental regulations, permitting requirements by local authorities at particular sites, utility requirements and environmental, health and safety requirements; and

•	disruptions in our sales, production, service or other business activities resulting from our inability to attract and retain qualified personnel.

In addition, our revenue, key operating metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our common stock.

Certain provisions of our Amended and Restated Charter and Amended and Restated Bylaws may have an anti- takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions, among other things:

•	establish a staggered board of directors divided into three classes serving staggered three-year terms, such that not all members of our board of directors will be elected at one time;

•

authorize our board of directors to issue new series of preferred stock without stockholder approval and create, subject to applicable law, a series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to our existing common stock;

•	eliminate the ability of stockholders to call special meetings of stockholders;

•	eliminate the ability of stockholders to fill vacancies on our board of directors;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at our annual stockholder meetings;

•	permit our board of directors to establish the number of directors;

•	provide that our board of directors is expressly authorized to make, alter or repeal our Amended and Restated Bylaws;

•	provide that stockholders can remove directors only for cause and only upon the approval of not less than 66 2⁄3 of all outstanding shares of our voting stock;

•	require the approval of not less than 66 2⁄3 of all outstanding shares of our voting stock to amend our Amended and Restated Bylaws and specific provisions of our Amended and Restated Charter; and

•	limit the jurisdictions in which certain stockholder litigation may be brought.

As a Delaware corporation, we are subject to the anti-takeover provisions of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three (3) years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of our company.

These anti-takeover provisions could make it more difficult for a third-party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our Amended and Restated Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Amended and Restated Charter provides that, that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us or any director, officer, or other employee arising pursuant to the DGCL, (iv) any action to interpret, apply, enforce, or determine the validity of our second amended and restated certificate of incorporation or amended and restated bylaws, or (v) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, our Amended and Restated Charter provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision does not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find the choice of forum provision contained in our Amended and Restated Charter to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consent to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

General Risk Factors

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

Future litigation or administrative proceedings could have a material adverse effect on our business, financial condition, and results of operations.

We have been and continue to be involved in legal proceedings, administrative proceedings, claims, and other litigation. In addition, since our energy storage product is a new type of product in a nascent market, we have in the past needed and may in the future need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products and services, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations.

USE OF PROCEEDS

All of the Common Stock offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. The Company will not receive any of the proceeds from these sales.

The Selling Securityholders will pay any underwriting fees, discounts and selling commissions incurred by such Selling Securityholders in disposing of their Common Stock. Pursuant to a registration rights agreement entered into by the Company, the Investors and certain other stockholders of the Company, the Company will bear all other costs, fees and expenses incurred in effecting the registration of the Common Stock covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of counsel and independent registered public accountants.

DETERMINATION OF OFFERING PRICE

We cannot currently determine the price or prices at which shares of our Common Stock may be sold by the Selling Securityholders under this prospectus.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY

Market Information

Our Common Stock is listed on the NYSE under the symbol “STEM.” As of February 17, 2022, there were 176 holders of record of our Common Stock.

Dividend Policy

We have not paid any cash dividends on our Common Stock. Our board of directors may from time to time consider whether or not to institute a dividend policy. It is our present intention to retain any earnings for use in our business operations and accordingly, we do not anticipate the board of directors declaring any dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors. Further, our ability to declare dividends will also be limited by restrictive covenants contained in our debt agreements.

Securities Authorized for Issuance Under Equity Incentive Plan

At the special meeting of STPK’s stockholders in lieu of the Company’s 2021 annual meeting held on April 27, 2021, the stockholders of the Company considered and approved the Stem, Inc. 2021 Stock Incentive Plan (the “Incentive Plan”). The Incentive Plan was previously approved, subject to stockholder approval, by the STPK board of directors on December 3, 2020. The Incentive Plan became effective immediately upon the Closing. Pursuant to the Incentive Plan, 23,722,254 shares of Common Stock have been reserved for issuance under the Incentive Plan.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On February 1, 2022, the Company completed the acquisition of AlsoEnergy, in accordance with the Stock Purchase Agreement dated as of December 16, 2021, by and between the Company, the selling stockholders of AlsoEnergy, Inc. identified therein, and the sellers’ representatives identified therein, for a preliminary purchase price of approximately $652.9 million.

The following unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, with Stem being the acquiring entity, and reflects estimates and assumptions deemed appropriate by Company management to give effect to the Acquisition (as defined herein) as if it had been completed effective December 31, 2021, with respect to the unaudited pro forma condensed combined balance sheet, and as of January 1, 2021, with respect to the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined financial statements should be read in conjunction with the estimates and assumptions set forth in the notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma adjustments are based upon the best available information and certain assumptions that Stem believes to be reasonable. There can be no assurance that the final allocation of the purchase price and the fair values will not materially differ from the preliminary amounts reflected in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of the combined financial position or results of operations that would have been realized had the acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the acquisition. The unaudited pro forma condensed combined financial statements are based on Stem’s accounting policies. Further review may identify additional differences between the accounting policies of AlsoEnergy that, when confirmed, could have a material impact on the financial statements of the combined company.

The unaudited pro forma condensed combined financial statements do not reflect the realization of any expected operating efficiencies or other synergies that may result from the transactions as a result of planned initiatives following the completion of the transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2021

(In thousands)

	Stem, Inc. Historical	AlsoEnergy Holdings, Inc. Historical	Pro Forma and Reclassification Adjustments (Notes 4 & 5)		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$747,780	$9,748	$(552,662)	(5a)	$204,866
Short-term investments	173,008	—	—		173,008
Accounts receivable, net	61,701	12,270	—		73,971
Inventory, net	22,720	3,113	—		25,833
Other current assets	18,641	2,533	(707)	(5b)	20,467

Total current assets	1,023,850	27,664	(553,369)		498,145

Energy storage systems, net	106,114	—	—		106,114
Contract origination costs, net	8,630	1,351	(1,351)	(5b)	8,630
Property and equipment	—	838	(838)	(4a)	—
Goodwill	1,741	23,628	522,354	(5c)	547,723
Intangible assets, net	13,966	2,294	149,806	(5d)	166,066
Operating leases right-of-use assets	12,998	—	1,368	(5g)	14,366
Other noncurrent assets	24,531	136	838	(4a)	25,505

Total assets	1,191,830	55,911	118,808		1,366,549

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	28,273	8,436	(4,810)	(4b) (5e)	31,899
Accrued liabilities	25,993	—	1,216	(4b)	27,209
Accrued payroll	7,453	—	2,620	(4b)	10,073
Financing obligation, current portion	15,277	—	—		15,277
Loan payable to related party	—	5,577	(5,577)	(5e)	—
Notes payable, current portion	—	766	(766)	(5e)	—
Deferred revenue, current portion	9,158	17,355	—		26,513
Other current liabilities	1,813	75	968	(4b) (5g)	2,856

Total current liabilities	87,967	32,209	(6,349)		113,827
Deferred revenue, noncurrent	28,285	32,203	—		60,488
Asset retirement obligation	4,135	—	—		4,135
Notes payable, noncurrent	1,687	4,009	(4,009)	(5e)	1,687
Convertible notes, noncurrent	316,542	—	—		316,542
Financing obligation, noncurrent	73,204	—	—		73,204
Lease liability, noncurrent	12,183	205	735	(5g)	13,123
Other noncurrent liabilities	—	138	15,293	(5h)	15,431

Total liabilities	524,003	68,764	5,670		598,437
Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	14	—	—		14
Additional paid-in capital	1,176,845	30,619	78,264	(5f)	1,285,728
Accumulated other comprehensive income	20	(27)	27	(5f)	20
Accumulated deficit	(509,052)	(43,445)	34,847	(5f)	(517,650)

Total stockholders’ equity (deficit)	667,827	(12,853)	113,138		768,112

Total liabilities and stockholders’ equity	$1,191,830	55,911	$118,808		$1,366,549

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(In thousands except share amounts)

	Stem, Inc. Historical	AlsoEnergy Holdings, Inc. Historical	Pro Forma and Reclassification Adjustments (Notes 4 & 5)		Pro Forma Combined
Revenue
Service revenue	$20,463	$27,011	$—		$47,474
Hardware revenue	106,908	35,548	—		142,456

Total revenues	127,371	62,559	—		189,930

Cost of revenue
Cost of service revenue	28,177	—	11,530	(4c) (5i)	39,707
Cost of hardware revenue	97,947	—	18,608	(4c)	116,555
Cost of sales	—	25,838	(25,838)	(4c)	—

Total cost of revenue	126,124	25,838	4,300		156,262

Gross margin	1,247	36,721	(4,300)		33,668

Operating expenses
Sales and marketing	19,950	40,071	14,114	(5i)	74,135
Research and development	22,723	—	—		22,723
General and administrative	41,648	—	23,982	(4d) (5j)	65,630
Depreciation and amortization	—	4,965	(4,965)	(4d) (5k)	—

Total operating expenses	84,321	45,036	33,131		162,488

Total loss from operations	(83,074)	(8,315)	(37,431)		(128,820)

Other income (expense), net
Interest expense	(17,395)	(954)	931	(5l)	(17,418)
Loss on extinguishment of debt	(5,064)	—	—		(5,064)
Change in fair value of warrants and embedded derivative	3,424	—	—		3,424
Other income (expense), net	898	(48)	—		850

Total other income (expense)	(18,137)	(1,002)	931		(18,208)

Loss before income taxes	(101,211)	(9,317)	(36,500)		(147,028)

Income tax expense (benefit)	—	452	(15,293)	(5m)	(14,841)

Net loss	$(101,211)	$(9,769)	$(21,207)		$(132,187)

Net loss per share attributable to common shareholders, basic and diluted	$(0.96)				$(1.16)
Weighted-average shares used in computing net loss per share, basic and diluted	105,561,139				114,182,145

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Description of the Transaction

On February 1, 2022, Stem completed the acquisition of AlsoEnergy, with AlsoEnergy as a wholly-owned subsidiary of Stem (the “Acquisition”). Through the acquisition, the Company acquired all of the outstanding shares of capital stock of AlsoEnergy on debt-free basis. The total consideration to be paid in connection with the Acquisition is approximately $652.9 million, consisting of cash and shares of the Company’s common stock.

Note 2. Basis of the Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. In accordance with Release No. 33-10786, the unaudited condensed combined pro forma balance sheet and statements of operations reflect transaction accounting adjustments, as well as other adjustments deemed to be directly related to the acquisition, irrespective of whether or not such adjustment is deemed to be recurring.

Certain balance sheet and statement of operations reclassifications have been made in order to align presentations between Stem and AlsoEnergy for purposes of these pro forma financial statements. Refer to Note 4 for these reclassification adjustments.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting based on Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”), which generally uses the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). The estimated fair values of the acquired assets and assumed liabilities as of the date of Acquisition are based on estimates and assumptions of Stem. Stem is continuing to finalize the valuations of the assets acquired and liabilities assumed. The fair value allocation consists of preliminary estimates and analyses and is subject to change upon the finalization of the valuation analyses, which may materially differ from the amounts presented herein.

The unaudited pro forma condensed combined financial statements should be read in conjunction with Stem’s historical consolidated financial statements and related notes included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and the historical consolidated financial statements of AlsoEnergy included in Exhibit 99.1 of this filing on Form 8-K/A.

Note 3. Estimated Preliminary Purchase Price Allocation

The unaudited pro forma condensed combined balance sheet has been adjusted to record the February 1, 2022 closing purchase price of $652.9 million. The transaction has been accounted for as a business combination in accordance with ASC 805, which requires the allocation of purchase consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. The estimated purchase consideration is calculated as follows (in thousands):

Cash consideration	$544,064
Share consideration[1]	108,883

Total consideration	652,947

Tangible Net Assets Acquired
Cash	9,748
Accounts receivable	12,270
Inventory	3,113
Other current assets	1,826
Net fixed assets	838
Right-of-use assets	1,368
Other assets	136
Accounts payable	(8,077)
Deferred revenue	(49,558)
Lease liabilities	(1,368)
Other liabilities	(15,431)

Total	(45,135)
Intangible Assets
Trade name	11,300
Customer relationships	106,800
Backlog	3,900
Developed technology	30,100

Total	152,100
Goodwill	$545,982

[1]

The share consideration is comprised of 8,621,006 shares of the Company’s common stock. The fair value of the shares was based on the Company’s closing stock price of $12.63 on the date of Acquisition.

Note 4. Reclassification Adjustments

Certain reclassifications have been made to the historical presentation of AlsoEnergy to conform to the Company’s presentation used in these unaudited pro forma condensed combined financial statements as follows:

•	$0.8 million was reclassified from property and equipment to other non-current assets.

•	$4.5 million was reclassified from accounts payable to accrued liabilities, accrued payroll, and other current liabilities.

•	$25.8 million of total cost of revenue was disaggregated into cost of service revenue and cost of hardware revenue.

•	$0.3 million of depreciation expense was reclassified into general and administrative expenses.

Note 5. Pro Forma Adjustments

The following is a description of the pro forma adjustments reflected in the unaudited pro forma condensed combined financial statements:

Adjustments to the unaudited pro forma condensed combined balance sheet

a.

The pro forma adjustments to cash and cash equivalents reflect (i) the cash consideration paid to acquire AlsoEnergy, which included the payoff of AlsoEnergy’s existing debt, the settlement of AlsoEnergy’s Acquisition costs, and the settlement of AlsoEnergy’s outstanding stock options upon closing of the transaction and (ii) Stem Acquisition costs paid as follows (in thousands):

Stem acquisition costs paid	$(8,598)
Cash consideration paid to acquire AlsoEnergy	(544,064)

$(552,662)

b.	The pro forma adjustment to contract origination cost reflects the elimination of historical AlsoEnergy contract origination costs based on the preliminary purchase price allocation.

c.

The pro forma adjustment to goodwill reflects the purchase price paid in excess of the preliminary estimated fair value of net assets acquired as if the Acquisition occurred on December 31, 2021 as follows (in thousands):

Total consideration to acquire AlsoEnergy	$652,947
Less: preliminary estimated fair value of assets acquired and liabilities assumed	(106,965)
Less: historical AlsoEnergy goodwill	(23,628)

Total pro forma adjustment to goodwill	$522,354

d.

The pro forma adjustment to intangible assets reflects the preliminary estimated fair value of the acquired identifiable intangible assets, consisting of trade name, customer relationships, backlog, and developed technology in connection with the Acquisition net of the elimination of the historical AlsoEnergy intangible assets of $2.3 million. The following table summarizes the estimated fair values of the identified intangible assets acquired upon consummation of the transaction and the estimated useful lives of the identifiable intangible assets (in thousands):

Trade name	$11,300	7
Customer relationships	106,800	12
Backlog	3,900	1.1
Development technology	30,100	7

	$152,100

e.	The pro forma adjustment to debt and accounts payable reflects the cash payments made to extinguish AlsoEnergy’s existing debt and certain liabilities not assumed by Stem in the Acquisition.

f.

The pro forma adjustments to the equity balances represent the elimination of the historical AlsoEnergy common and preferred stock, additional paid-in-capital, and accumulated deficit. The adjustment to additional paid-in-capital also reflects the share consideration paid by Stem totaling $108.9 million. The adjustment to accumulated deficit also reflects Stem’s estimated transaction costs incurred subsequent to December 31, 2021 totaling $8.6 million.

g.

The pro forma adjustments to operating lease right-of-use assets, other current liabilities and lease liability, noncurrent represent the elimination of the historical AlsoEnergy deferred rent balance and the recording of the right-of-use asset and lease liability related to the leases assumed by Stem in the Acquisition.

Adjustments to the unaudited pro forma condensed combined statement of operations

h.	The proforma adjustment to other noncurrent liabilities reflects the deferred tax liability established as part of the preliminary purchase price allocation.

i.

The pro forma adjustment to cost of service revenue and sale and marketing expenses reflects the amortization expense related to the acquired intangible assets totaling $4.3 million and $14.1 million, respectively.

j.

The pro forma adjustment to general and administrative expenses reflects: (i) estimated Stem and AlsoEnergy transaction costs incurred subsequent to December 31, 2021 totaling $8.6 million and $12.8 million, respectively, and (ii) recognition of the settlement of AlsoEnergy option awards that immediately vested upon consummation of the Acquisition totaling $2.3 million. These expenses are reflected as a nonrecurring adjustment.

k.	The pro forma adjustment to depreciation and amortization reflects the elimination of AlsoEnergy amortization expense related to historical intangible assets.

l.

The pro forma adjustments to interest expense relate to the interest incurred by AlsoEnergy in relation to debt that was extinguished as part of the purchase consideration paid by Stem and not assumed in the Acquisition.

m.

The proforma adjustment to income tax expense (benefit) reflects an income tax benefit due to the partial release of Stem’s valuation allowance as a result of the acquired deferred tax liability, which is reflected as a nonrecurring adjustment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which Stem’s management believes is relevant to an assessment and understanding of Stem’s consolidated results of operations and financial condition. This discussion and analysis should be read together with (i) the section of this prospectus entitled “Business” and (ii) Stem’s audited consolidated financial statements and related notes that are included elsewhere in this prospectus. In addition to historical financial analysis, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions, as described under the heading “Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors — Risks Relating to the Company’s Business and Industry” or elsewhere in this prospectus. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Stem and its consolidated subsidiaries.

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Stem’s financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

Our mission is to build and operate the largest, digitally connected, intelligent energy storage network for our customers. In order to fulfill our mission, (i) we provide our customers, which include commercial and industrial (“C&I”) enterprises as well as independent power producers, renewable project developers, utilities and grid operators, with an energy storage system, sourced from leading, global battery original equipment manufacturers (“OEMs”), that we deliver through our partners, including solar project developers and engineering, procurement and construction firms and (ii) through our Athena artificial intelligence (“AI”) platform (“Athena”) we provide our customers with on-going software-enabled services to operate the energy storage systems for 10 to 20 years. In addition, in all the markets where we operate our customers’ systems, we have agreements to manage the energy storage systems using the Athena platform to participate in energy markets and to share the revenue from such market participation.

We operate in two key areas within the energy storage landscape: Behind-the-Meter (“BTM”) and Front-of-the-Meter (“FTM”). An energy system’s position in relation to a customer’s electric meter determines whether it is designated a BTM or FTM system. BTM systems provide power that can be used on-site without interacting with the electric grid and passing through an electric meter. Our BTM systems reduce C&I customer energy bills and help our customers facilitate the achievement of their corporate environmental, social, and corporate governance (“ESG”) objectives. FTM, grid-connected systems provide power to off-site locations and must pass through an electric meter prior to reaching an end-user. Our FTM systems decrease risk for project developers, lead asset professionals, independent power producers and investors by adapting to dynamic energy market conditions in connection with the deployment of electricity and improving the value of energy storage over the course of their FTM system’s lifetime.

Since our inception in 2009, we have engaged in developing and marketing Athena’s software enabled services, raising capital, and recruiting personnel. We have incurred net operating losses and negative cash flows from operations each year since our inception. We have financed our operations primarily through the Merger, the issuance of convertible preferred stock, convertible senior notes, debt financing, and cash flows from customers.

Our total revenue grew from $36.3 million for the year ended December 31, 2020 to $127.4 million for the year ended December 31, 2021. For the years ended December 31, 2021 and 2020, we incurred net losses of $101.2 million and $156.1 million, respectively. As of December 31, 2021, we had an accumulated deficit of $509.1 million.

We expect that our sales and marketing, research and development, and general and administrative costs and expenses will continue to increase as we expand our efforts to increase sales of our solutions, expand existing relationships with our customers, and obtain regulatory clearances or approvals for future product enhancements. In addition, we expect our general and administrative costs and expenses to increase due to the additional costs associated with scaling our business operations as well as with being a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations, and other costs and expenses. See “—Liquidity and Capital Resources.”

Key Factors, Trends and Uncertainties Affecting our Business

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including but not limited to:

Decline in Lithium-Ion Battery Costs

Our revenue growth is directly tied to the continued adoption of energy storage systems by our customers. The cost of lithium-ion energy storage hardware has declined significantly in the last decade and has resulted in a large addressable market today. The market for energy storage is rapidly evolving, and while we believe costs will continue to decline, there is no guarantee. If costs do not continue to decline, or do not decline as quickly as we anticipate, this could adversely affect our ability to increase our revenue and grow our business.

Increase in Deployment of Renewables

Deployment of intermittent resources has accelerated over the last decade, and today, wind and solar have become a low cost fuel source. We expect the cost of generating renewable energy to continue to decline and deployments of energy storage systems to increase. As renewable energy sources of energy production are expected to represent a larger proportion of energy generation, grid instability rises due to their intermittency, which can be addressed by energy storage solutions.

Competition

We are a market leader in terms of capacity of energy storage under management. We intend to strengthen our competitive position over time by leveraging the network effect of Athena’s AI infrastructure. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, our competitors include other types of software providers and some hardware manufacturers that offer software solutions. If our market share declines due to increased competition, our revenue and ability to generate profits in the future may be adversely affected.

Government Regulation and Compliance

Although we are not regulated as a utility, the market for our product and services is heavily influenced by federal, state, and local government statutes and regulations concerning electricity. These statutes and regulations affect electricity pricing, net metering, incentives, taxation, competition with utilities, and the interconnection of customer-owned electricity generation. In the United States and internationally, governments continuously modify these statutes and regulations and acting through state utility or public service commissions, regularly change and adopt different rates for commercial customers. These changes can positively or negatively affect our ability to deliver cost savings to customers.

Effects of COVID-19

The ongoing COVID-19 pandemic has resulted and may continue to result in widespread adverse effects on the global and U.S. economies. Ongoing government and business responses to COVID-19, along with COVID-19 variants and the resurgence of related disruptions, could have a continued material adverse impact on economic and market conditions and trigger a period of continued global and U.S. economic slowdown.

Our industry is currently facing shortages and shipping delays affecting the supply of inverters, enclosures, battery modules and associated component parts for inverters and battery energy storage systems available for purchase. These shortages and delays can be attributed in part to the COVID-19 pandemic and resulting government action, as well as broader macroeconomic conditions that may persist once the immediate effects of the COVID-19 pandemic have subsided. While a majority of our suppliers have secured sufficient supply to permit them to continue delivery and installations through the end of 2022, if these shortages and delays persist into 2023, they could adversely affect the timing of when battery energy storage systems can be delivered and installed, and when (or if) we can begin to generate revenue from those systems. We cannot predict the full effects the COVID-19 pandemic will have on our business, cash flows, liquidity, financial condition and results of operations at this time due to numerous uncertainties. We will continue to monitor developments affecting our workforce, our suppliers, our customers and our business operations generally, and will take actions we determine are necessary in order to mitigate these impacts as much as possible.

Non-GAAP Financial Measures

In addition to financial results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we use Adjusted EBITDA and non-GAAP gross margin, which are non-GAAP financial measures, for financial and operational decision making and as a means to evaluate our operating performance and prospects, develop internal budgets and financial goals, and to facilitate period-to-period comparisons. Our management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and liquidity by excluding certain expenses and expenditures that may not be indicative of our operating performance, such as stock-based compensation and other non-cash charges, as well as discrete cash charges that are infrequent in nature. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, and analyzing future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to our historical performance and liquidity as well as comparisons to our competitors’ operating results. We believe these non-GAAP financial measures are useful to investors both because they (1) allow for greater transparency with respect to key metrics used by management in its financial and operational decision making and (2) are used by our institutional investors and the analyst community to help them analyze the health of our business. Adjusted EBITDA and non-GAAP gross margin should be considered in addition to, not as a substitute for, or superior to, other measures of financial performance prepared in accordance with GAAP.

Non-GAAP gross margin

We define non-GAAP gross margin as gross margin excluding amortization of capitalized software, impairments related to decommissioning of end-of-life systems, and certain operating expenses including communication and cloud services expenditures reclassified to cost of revenue.

The following table provides a reconciliation of non-GAAP gross margin to GAAP gross margin ($ in millions, except for percentages):

	Year Ended December 31,
	2021	2020
Revenue	$127.4	$36.3
Cost of revenue	(126.1)	(40.2)

GAAP Gross Margin	1.2	(3.9)
GAAP Gross Margin %	1%	(11)%
Adjustments to Gross Margin:
Amortization of Capitalized Software	5.3	4.0
Impairments	4.6	3.1
Other Adjustments (1)	2.8	0.3

Non-GAAP Gross Margin	$14.0	$3.5

Non-GAAP Gross Margin %	11%	10%

(1)	Consists of certain operating expenses including communication and cloud service expenditures reclassified to cost of revenue.

Adjusted EBITDA

We believe that Adjusted EBITDA is useful for investors to use in comparing our financial performance with the performance of other companies. Nonetheless, the expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude when calculating Adjusted EBITDA.

We calculate Adjusted EBITDA as net income (loss) before net interest expense, income tax provision and depreciation and amortization, including amortization of internally developed software, further adjusted to exclude stock-based compensation and other income and expense items, including the change in fair value of warrants and embedded derivatives, vesting of warrants and loss on extinguishment of debt.

The following table provides a reconciliation of Adjusted EBITDA to net loss:

	Year Ended December 31,
	2021	2020
	(in thousands)
Net loss	$(101,211)	$(156,124)

Adjusted to exclude the following:
Depreciation and amortization	29,098	20,871
Interest expense	17,395	20,806
Loss on extinguishment of debt	5,064	—
Stock-based compensation	13,546	4,542
Issuance of warrants for services	9,183	—
Change in fair value of warrants and embedded derivative	(3,424)	84,455
Provision for income taxes	—	5

Adjusted EBITDA	$(30,349)	$(25,445)

Financial Results and Key Operating Metrics

The following table presents our financial results and our key operating metrics (in millions unless otherwise noted):

	Year Ended December 31,
	2021	2020
	(in millions)
Financial Results
Revenue	$127.4	$36.3
GAAP Gross Margin	$1.2	$(3.9)
GAAP Gross Margin %	1%	(11)%
Non-GAAP Gross Margin	$14.0	$3.5
Non-GAAP Gross Margin %	11%	10%
Net Loss	$(101.2)	$(156.1)
Adjusted EBITDA	$(30.3)	$(25.4)
Key Operating Metrics
12-Month Pipeline (in billions) (1)	$4.0	$1.6
Bookings (in millions) (2)	416.5	137.7
Contracted Backlog (in millions) (3)	$449.0	$184.0
Contracted AUM (in GWh) (4)	1.6	1.0

*	at period end
**	not available
(1)	See discussion under “—Pipeline” below.
(2)	See discussion under “—Bookings” below.
(3)

Total value of bookings in dollars, as reflected on a specific date. Backlog increases as new contracts are executed (bookings) and decreases as integrated storage systems are delivered and recognized as revenue.

(4)	Total GWh of systems in operation or under contract.

Pipeline

Pipeline represents the total value (excluding market participation revenue) of uncontracted, potential hardware and software contracts that are currently being pursued by Stem direct salesforce and channel partners with developers and independent power producers seeking energy optimization services and transfer of energy storage systems that have a reasonable likelihood of execution within 12 months of the end of the relevant period based on project timelines published by such developers and independent power producers. We cannot guarantee that our pipeline will result in meaningful revenue or profitability.

Bookings

Due to the long-term nature of our contracts, bookings are a key metric that allows us to understand and evaluate the growth of our Company and our estimated future revenue related to customer contracts for our energy optimization services and transfer of energy storage systems. Bookings represents the accumulated value at a point in time of contracts that have been executed under both our host customer and partnership sales models.

For host customer sales, bookings represent the expected consideration from energy optimization services contracts, including estimated incentive payments that are earned by the host customer from utility companies in relation to the services provided by us and assigned by the host customer to us. For host customer sales, there are no differences between bookings and remaining performance obligations at any point in time.

For partnership sales, bookings are the sum of the expected consideration to be received from the transfer of hardware and energy optimization services (excluding any potential revenues from market participation). For partnership sales, even though we have secured an executed contract with estimated timing of project delivery and installation from the customer, we do not consider it a contract in accordance with FASB ASU 2014-09 Topic 606, Revenue from Contracts with Customers (“ASC 606”), or a remaining performance obligation, until the customer has placed a binding purchase order. A signed customer contract is considered a booking as this indicates the customer has agreed to place a purchase order in the foreseeable future, which typically occurs within three (3) months of contract execution. However, executed customer contracts, without binding purchase orders, are cancellable without penalty by either party.

For partnership sales, once a purchase order has been executed, the booking is considered to be a contract in accordance with ASC 606, and therefore, gives rise to a remaining performance obligation as we have an obligation to transfer hardware and energy optimization services in our partnership agreements. We also have the contractual right to receive consideration for our performance obligations.

The accounting policy and timing of revenue recognition for host customer contracts and partnership arrangements that qualify as contracts with customers under ASC 606, are described within Note 3- Revenue, in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Components of Our Results of Operations

Revenue

We generate service revenue and hardware revenue. Service revenue is generated through arrangements with host customers to provide energy optimization services using our proprietary cloud-based software platform coupled with a dedicated energy storage system owned and controlled by us throughout the term of the contract. Fees charged to customers for energy optimization services generally consist of recurring fixed monthly payments throughout the term of the contract and in some arrangements, an installation and/or upfront fee component. We may also receive incentives from utility companies in relation to the sale of our services.

We generate hardware revenue through partnership arrangements consisting of promises to sell an energy storage system to solar plus storage project developers. Performance obligations are satisfied when the energy storage system along with all ancillary hardware components are delivered. The milestone payments received before the delivery of hardware are treated as deferred revenue. We separately generate services revenue through partnership arrangements by providing energy optimization services after the developer completes the installation of the project.

Cost of Revenue

Cost of service revenue includes depreciation of the cost of energy storage systems we own under long-term customer contracts, which includes capitalized fulfillment costs, such as installation services, permitting and other related costs. Cost of revenue may also include any impairment of inventory and energy storage systems, along with system maintenance costs associated with the ongoing services provided to customers. Costs of revenue are recognized as energy optimization and other supporting services are provided to our customers throughout the term of the contract.

Cost of hardware revenue includes the cost of the hardware, which generally includes the cost of the hardware purchased from a manufacturer, shipping, delivery, and other costs required to fulfill our obligation to deliver the energy storage system to the customer location. Cost of revenue may also include any impairment of energy storage systems held in our inventory for sale to our customer. Cost of hardware revenue related to the sale of energy storage systems is recognized when the delivery of the product is completed.

Gross Margin

Our gross margin fluctuates significantly from quarter to quarter. Gross margin, calculated as revenue less costs of revenue, has been, and will continue to be, affected by various factors, including fluctuations in the amount and mix of revenue and the amount and timing of investments to expand our customer base. We hope to increase both our gross margin in absolute dollars and as a percentage of revenue through enhanced operational efficiency and economies of scale.

Operating Expenses

Sales and Marketing

Sales and marketing expense consists of payroll and other related personnel costs, including salaries, stock-based compensation, employee benefits, and travel for our sales and marketing personnel. In addition, sales and marketing expense includes trade show costs, amortization of intangibles and other expenses. We expect to our selling and marketing expense to increase in future periods to support the overall growth in our business.

Research and development

Research and development expense consists primarily of payroll and other related personnel costs for engineers and third parties engaged in the design and development of products, third-party software and technologies, including salaries, bonus and stock-based compensation expense, project material costs, services and depreciation. We expect research and development expense to increase in future periods to support our growth, including continuing to invest in optimization, accuracy and reliability of our platform and other technology improvements to support and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.

General and Administrative Expense

General and administrative expense consists of payroll and other related personnel costs, including salaries, stock-based compensation, employee benefits and expenses for executive management, legal, finance and other costs. In addition, general and administrative expense includes fees for professional services and occupancy costs. We expect our general and administrative expense to increase in future periods as we scale up headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Other Income (Expense), Net

Interest Expense

Interest expense consists primarily of interest on our outstanding borrowings under our outstanding notes payable, convertible promissory notes, convertible senior notes, and financing obligations and accretion on our asset retirement obligations.

Loss on Extinguishment of Debt

Loss on extinguishment of debt consists of penalties incurred in relation to the prepayment of our outstanding borrowings under our outstanding notes payable and the write-off of any unamortized debt issuance costs associated with such notes.

Change in Fair Value of Warrants and Embedded Derivatives

Change in fair value of warrants and embedded derivatives is related to the revaluation of our outstanding convertible preferred stock warrant liabilities and embedded derivatives related to the redemption features associated with our convertible notes at each reporting date.

Other Expenses, Net

Other expenses, net consists primarily of income from equity investments and foreign exchange gains or losses.

Results of Operations

Results of Operations for the Year Ended December 31, 2021 and 2020

	Year Ended December 31,
	2021	2020	$ Change	% Change
	(In thousands, except percentages)
Revenue
Service revenue	$20,463	$15,645	$4,818	31%
Hardware revenue	106,908	20,662	86,246	*

Total revenue	127,371	36,307	91,064	251%
Cost of revenue
Cost of service revenue	28,177	21,187	6,990	33%
Cost of hardware revenue	97,947	19,032	78,915	*

Total cost of revenue	126,124	40,219	85,905	214%

Gross margin	1,247	(3,912)	5,159	(132)%
Operating expenses:
Sales and marketing	19,950	14,829	5,121	35%
Research and development	22,723	15,941	6,782	43%
General and administrative	41,648	14,705	26,943	183%

Total operating expenses	84,321	45,475	38,846	85%

Loss from operations	(83,074)	(49,387)	(33,687)	68%
Other income (expense), net:
Interest expense	(17,395)	(20,806)	3,411	(16)%
Loss on extinguishment of debt	(5,064)	—	(5,064)	*
Change in fair value of warrants and embedded derivative	3,424	(84,455)	87,879	(104)%
Other expenses, net	898	(1,471)	2,369	(161)%

Total other income (expense)	(18,137)	(106,732)	88,595	(83)%

Income (loss) before income taxes	(101,211)	(156,119)	54,908	(35)%
Income tax expense	—	(5)	5	(100)%

Net income (loss)	$(101,211)	$(156,124)	$54,913	(35)%

*	Percentage is not meaningful

Revenue

Total revenue increased by $91.1 million, or 251%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. The change was primarily driven by a $86.2 million increase in hardware revenue due to the growth in demand for systems related to both FTM and BTM partnership agreements. Services revenue increased by $4.8 million primarily due to continued growth in host customers arrangements and partnership revenue related to services provided.

Cost of Revenue

Total cost of revenue increased by $85.9 million, or 214%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. The change was primarily driven by an increase of cost of hardware sales of $78.9 million in line with the increase in hardware revenue, and an increase of $7.0 million in cost of service revenue associated with the growth in service revenue.

Operating Expenses

Sales and Marketing

Sales and marketing expense increased by $5.1 million, or 35%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. The increase was primarily due to an increase of $3.6 million in amortization of contract origination costs mainly related to hardware deliveries, an increase of $1.3 million in stock-based compensation expense primarily due to grants of stock options and RSUs to employees, $0.3 million in personnel related expenses as a result of increased headcount, and an increase of $0.6 million in professional services. The increase was partially offset by a decrease of $0.6 million in marketing expenses, and a decrease of $0.1 million in miscellaneous expenses.

Research and Development

Research and development expense increased by $6.8 million, or 43%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. The increase was primarily due to an increase of $8.3 million in personnel related expenses as a result of increased headcount and an increase of $1.2 million in stock-based compensation expense primarily due to grants of stock options and RSUs to employees. The increase was partially offset by a decrease of $2.3 million in third-party software and technologies related expenses, and a decrease of $0.4 million in professional services.

General and Administrative

General and administrative expense increased by $26.9 million, or 183%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. The increase was primarily driven by an increase of $14.6 million in professional and legal services primarily related to various transactions undertaken by us during 2021, an increase of $6.5 million in stock-based compensation expense primarily due to grants of stock options and RSUs to employees, an increase of $4.1 million in insurance related expenses, and an increase of $2.2 million in personnel related expenses due to higher headcount. The increase was partially offset by a decrease of $0.6 million in connection with settlement expenses incurred in 2020 not present in 2021.

Other Income (Expense), Net

Interest Expense

Interest expense decreased by $3.4 million, or 16%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. The decrease was primarily driven by the repayment of notes payable during 2021, as discussed in Note 11 — Notes Payable, in the notes to our consolidated financial statements included elsewhere in this prospectus. The decrease was partially offset by additional interest expense from the issuance of the 2028 Convertible Notes in November 2021, and interest expense from financing obligations.

Loss on Extinguishment of Debt

The loss on extinguishment of debt of $5.1 million for the year ended December 31, 2021, is related to a $4.0 million cash penalty paid and the write-off of $1.1 million of unamortized debt issuance costs upon the conversion of our Series D convertible notes in relation to the Merger. There was no loss or gain on debt extinguishment recorded in the year ended December 31, 2020.

Change in Fair Value of Warrants and Embedded Derivative

The change in fair value of warrants and embedded derivative reflected a $3.4 million of income for the year ended December 31, 2021, compared to a $84.5 million expense for the year ended December 31, 2020. The income of $3.4 million in the year ended December 31, 2021 primarily resulted from a decrease in the fair value of the Public Warrants, which was recorded as a gain in revaluation of the warrant liability, in connection with the exercise and redemption of the Public Warrants during the third quarter of 2021.

The expense of $84.5 million in the year ended December 31, 2020 primarily resulted from a loss on revaluation of warrant liabilities and embedded derivatives related to convertible promissory notes issued in 2019 and 2020. The loss was primarily driven by an increased in the fair value of the warrants as a result of increases in fair value of the underlying stock.

Other Expenses, Net

Other expenses, net decreased by $2.4 million, or 161%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. The net decrease was primarily driven by $1.2 million in legal settlement and late fees incurred in 2020 and not present in 2021, a $0.9 million increase in interest income from debt securities purchased in the current year, and a $0.3 million net gain in connection with equity securities.

Liquidity and Capital Resources

Sources of liquidity

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities. To meet our payment service obligations we must have sufficient liquid assets and be able to move funds on a timely basis.

As of December 31, 2021, our principal source of liquidity is cash generated from financing activities. Cash generated from financing activities through December 31, 2021 primarily includes proceeds from the Merger and PIPE financing (as defined in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus) that provided us with approximately $550.3 million, net of fees and expenses, sales of convertible preferred stock, proceeds from convertible notes, including the 2028 Convertible Notes that provided us net proceeds of $445.7 million, proceeds from our various borrowings, and the exercise of Public Warrants, which increased our cash balance by $145.3 million. In connection with the Merger, the convertible notes and related accrued interest converted to equity and we paid in full all other outstanding debt except the 2021 Credit Agreement described below. On February 1, 2022, we completed the acquisition of AlsoEnergy for an aggregate purchase price of $695.0 million, of which approximately 75% was paid in cash. We believe that our cash position is sufficient to meet our capital and liquidity requirements for at least the next 12 months from February 28, 2022.

Our business prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the early stages of commercial operations. The attainment of profitable operations is dependent upon future events, including obtaining adequate financing to complete our development activities, obtaining adequate supplier relationships, building our customer base, successfully executing our business and marketing strategy and hiring appropriate personnel. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, financial condition and ability to achieve our intended business objectives.

In the future, we may be required to obtain additional equity or debt financing in order to support our continued capital expenditures and operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our business, growth and results of operations.

Our long-term liquidity requirements are linked primarily to the continued extension of the Athena platform and the use of our balance sheet to improve the terms and conditions associated with the purchase of energy storage systems from our hardware vendors. While we have plans to potentially expand our geographical footprint beyond our current partnerships and enter into joint ventures, those initiatives are not required to achieve our plan.

Financing Obligations

We have entered into arrangements wherein we finance the cost of energy storage systems via special purpose entities (“SPE”) we establish with outside investors. These SPEs are not consolidated into our financial statements, but are accounted for as equity method investments. Through the SPEs, the investors provide us upfront payments. Under these arrangements, the payment by the SPE to us is accounted for as a borrowing by recording the proceeds received as a financing obligation. The financing obligation is repaid with the future customer payments and incentives received. A portion of the amounts paid to the SPE is allocated to interest expense using the effective interest rate method.

Furthermore, we continue to account for the revenues from customer arrangements and incentives and all associated costs despite such systems being legally sold to the SPEs due to our significant continuing involvement in the operations of the energy storage systems.

The total financing obligation as of December 31, 2021 was $88.5 million, of which $15.3 million was classified as a current liability.

Notes Payable

Revolving Loan Due to SPE Member

In April 2017, we entered into a revolving loan agreement with an affiliate of a member of certain SPEs in which we have an ownership interest. The purpose of this revolving loan agreement was to finance our purchase of hardware for our various energy storage system projects.

In May 2020, concurrent with the 2020 Credit Agreement discussed below, we amended the facility to reduce the loan capacity to $35.0 million and extend the maturity date to May 2021. The amendment increased the fixed interest rate for any borrowings outstanding more than nine (9) months to 14% thereafter.

Additionally, under the original terms of the revolving loan agreement, we were able to finance 100% of the value of the hardware purchased up to the total loan capacity. The amendment reduced the advance rate to 85%, with an additional reduction to 70% in August 2020. In April 2021, we repaid the remaining outstanding balance in full.

Term Loan Due to Former Non-Controlling Interest Holder

In June 2018, we acquired, for $8.1 million, the outstanding member interests of an entity we controlled. We financed this acquisition by entering into a term loan agreement with the noncontrolling member bearing fixed interest of 18% (4.5% quarterly) on the outstanding principal balance. This loan requires fixed quarterly payments throughout the term of the loan, which will be paid in full by April 1, 2026. In May 2020, we amended the term loan and, using the proceeds from the 2020 Credit Agreement discussed below, prepaid $1.5 million of principal and interest on the note, of which $1.0 million was towards the outstanding principal balance, thereby reducing the fixed quarterly payment due to the lender. In relation to this amendment, we were required to issue warrants for 400,000 shares of common stock resulting in a discount to the term loan of $0.2 million. Such debt discount is amortized to earnings through interest expense over the expected life of the debt. In April 2021, we repaid the remaining outstanding balance in full.

2020 Credit Agreement

In May 2020, we entered into a credit agreement (“2020 Credit Agreement”) with a new lender that provided us with proceeds of $25.0 million that increased our access to working capital. The 2020 Credit Agreement had a maturity date of the earlier of (1) May 14, 2021, (2) the maturity date of the revolving loan agreement, or (3) the maturity date of the convertible promissory notes discussed below. The loan bore interest of 12% per annum, of which 8% was paid in cash and 4% was added back to principal of the loan balance every quarter. We used a portion of the proceeds towards payments associated with existing debt as previously discussed. In April 2021, we repaid the remaining outstanding balance in full.

2021 Credit Agreement

In January 2021, we entered into a non-recourse credit agreement to provide a total of $2.7 million towards the financing of certain energy storage systems that we own and operate. The credit agreement has a stated interest of 5.45% and a maturity date of June 2031. We received an advance under the credit agreement of $1.8 million in January 2021. The repayment of advances received under this credit agreement is determined by the lender based on the proceeds generated by us through the operation of the underlying energy storage systems. We had $1.9 million of outstanding borrowings under this credit agreement as of December 31, 2021.

2028 Green Convertible Senior Notes

On November 22, 2021, we sold to Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Barclays Capital Inc, as initial purchasers (the “Initial Purchasers”), and the Initial Purchasers purchased from us, $460 million aggregate principal amount of our 0.50% Green Convertible Notes due 2028 (the “2028 Convertible Notes”), pursuant to a purchase agreement dated as of November 17, 2021, by and between us and the Initial Purchasers. The 2028 Convertible Notes will accrue interest payable semi-annually in arrears and will mature on December 1, 2028, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Upon conversion, we may choose to pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock. The 2028 Convertible Notes are redeemable for cash at our option at any time given certain conditions. Refer to Note 12 — Convertible Promissory Notes, in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

On November 17, 2021, in connection with the pricing of the 2028 Convertible Notes, and on November 19, 2021, in connection with the exercise in full by the Initial Purchasers of their option to purchase additional Notes, we entered into capped call transactions with certain of the Initial Purchasers of the 2028 Convertible Notes to minimize the potential dilution to our common stockholders upon conversion of the 2028 Convertible Notes. Our net proceeds from this offering were approximately $445.7 million, after deducting the Initial Purchasers’ discounts and commissions and the estimated offering expenses payable by the Company. We used approximately $66.7 million of the net proceeds to pay the cost of the capped call transactions described above. We intend to allocate an amount equivalent to the net proceeds from this offering to finance or refinance, in whole or in part, existing or new eligible green expenditures of Stem, including investments related to creating a more resilient clean energy system, optimized software capabilities for energy systems, and reducing waste through operations.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Year Ended December 31,
	2021	2020
Net cash used in operating activities	$(101,266)	$(33,671)
Net cash used in investing activities	(185,233)	(12,036)
Net cash provided by financing activities	1,027,095	40,294
Effect of exchange rate changes on cash and cash equivalents	242	(534)

Net increase (decrease) in cash and cash equivalents	$740,838	$(5,947)

Operating Activities

During the year ended December 31, 2021, net cash used in operating activities was $101.3 million, primarily resulting from our operating loss of $101.2 million, adjusted for non-cash charges of $59.5 million and net cash outflow of $59.5 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $24.5 million, non-cash interest expense of $9.6 million, which includes interest expenses associated with debt issuance costs, stock-based compensation expense of $13.5 million, change in the fair value of warrant liability and embedded derivative of $3.4 million, impairment of energy storage systems of $4.3 million, issuance of warrants for services of $9.2 million, noncash lease expense of $0.9 million, accretion expense of $0.2 million, and net amortization of premium on investments of $0.7 million. The net cash outflow from changes in operating assets and liabilities was primarily driven by an increase in accounts receivable of $48.1 million, an increase in other assets of $24.8 million, a decrease in deferred revenue of $15.0 million, an increase in inventory of $1.9 million, an increase in contract origination costs of $2.6 million, a decrease in lease liabilities of $0.3 million, a decrease in right-of-use-assets arising from the prepayment of our headquarter’s lease of $0.2 million, and a decrease in other liabilities of $0.1 million, partially offset by an increase in accounts payable and accrued expenses of $33.5 million.

During the year ended December 31, 2020, net cash used in operating activities was $33.7 million, primarily resulting from our operating loss of $156.1 million, adjusted for non-cash charges of $118.8 million and net cash flows of $2.7 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of change in fair value of warrants and embedded derivative of $84.5 million, depreciation and amortization of $17.7 million, non-cash interest expense of $10.0 million, which includes amortization of debt issuance costs, stock-based compensation expense of $4.5 million, $1.4 million of impairment charges related to energy storage systems that were determined to not be recoverable and non-cash lease expense of $0.6 million. The net cash inflow from changes in operating assets and liabilities was primarily driven by an increase in deferred revenue of $31.7 million due to advance payments for hardware sales prior to delivery and rebates from state incentive programs received in the period, an increase in accounts payable and accrued expenses of $5.7 million and partially offset by an increase in inventory of $17.3 million in line with revenue growth, including growth in hardware sales, an increase in accounts receivable of $7.0 million primarily due to advance billings for partner hardware sales, an increase in contract origination costs of $2.6 million related to commissions paid on new contracts executed in the period, an increase of $5.3 million in other assets, a decrease of $1.0 million in other liabilities and a decrease of $0.6 million in lease liabilities.

Investing Activities

During the year ended December 31, 2021, net cash used for investing activities was $185.2 million, primarily consisting of $189.9 million in purchase of available-for-sale investments, $3.6 million in purchase of energy systems, $5.9 in capital expenditures on internally-developed software, $1.2 million in purchase of equity method investment, and $0.6 million in purchase of property plant and equipment, partially offset by $16.0 million proceeds from the sale of available-for-sale investments.

During the year ended December 31, 2020, net cash used for investing activities was $12.0 million, consisting of $6.2 million in purchase of energy storage systems and $5.8 million in capital expenditures on internally developed software.

Financing Activities

During the year ended December 31, 2021, net cash provided by financing activities was $1,027.1 million, primarily consisting of net proceeds from the Merger and PIPE financing of $550.3 million, proceeds from exercise of stock options and warrants of $148.5 million, proceeds from financing obligations of $7.8 million, proceeds from issuance of notes payable of $3.9 million, net proceeds from issuance of convertible promissory notes of $446.8 million, partially offset by purchased capped call options of $66.7 million, the repayment of notes payable of $41.4 million, payments for withholding taxes related to net share settlement of stock options of $12.6 million, and repayment of financing obligations of $9.6 million.

During the year ended December 31, 2020, net cash provided by financing activities was $40.3 million, primarily resulting from net proceeds from the issuance of convertible notes of $33.1 million, proceeds from the issuance of notes payable of $23.5 million, proceeds from financing obligations of $16.2 million and proceeds from exercise of stock options and warrants of $0.4 million, partially offset by repayment of our notes payable of $22.2 million and repayment of financing obligations of $10.7 million.

The Company’s material cash requirements include the following contractual and other obligations:

•

2028 Convertible Notes: Includes the aggregate principal amounts of the 2028 Convertible Notes on their contractual maturity dates, as well as the associated coupon interest. As of December 31, 2021, we have an outstanding aggregate principal amount of $460.0 million, none of which is payable within 12 months. Future interest payments associated with the 2028 Convertible Notes total $16.2 million, with $2.3 million payable within 12 months. For maturity dates, stated interest rates and additional information on our convertible senior notes, refer to Note 12 — Convertible Promissory Notes, in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

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Operating Lease Obligations: Our lease portfolio primarily comprises operating leases for our office space. As of December 31, 2021, we have operating lease obligations totaling $15.7 million, with $1.8 million payable within 12 months. For additional information regarding our operating leases, see Note 17 — Leases, in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

We do not consider our financing obligations as contractual obligations, as our repayments of such obligations are required only to the extent payments are collected in relation to the operation of the underlying energy storage systems. The obligation is nonrecourse and there are no contractual commitments to pay specific amounts at any point in time throughout the life of the obligation.

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, or unconsolidated variable interest entities that either have, or would reasonably be expected to have, a current or future material effect on our consolidated financial statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements. Our consolidated financial statements are prepared in accordance with GAAP. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above.

Our significant accounting policies are described in Note 2 — Summary of Significant Accounting Policies, in the notes to our audited consolidated financial statements included elsewhere in this prospectus. We believe that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements:

•	revenue recognition;

•	financing obligations;

•	energy storage systems, net;

•	common stock warrants

•	convertible preferred stock warrant liability; and

•	2028 Convertible Notes

Revenue Recognition

We generate revenue through two types of arrangements with customers, host customer arrangements and partnership arrangements. We recognize revenue under these arrangements as described below.

Host Customer Arrangements

Host customer contracts are generally entered into with commercial entities who have traditionally relied on power supplied directly from the grid. Host customer arrangements consist of a promise to provide energy optimization services through our proprietary SaaS platform coupled with a dedicated energy storage system owned and controlled by us throughout the term of the contract. The host customer does not obtain legal title to, or ownership of the dedicated energy storage system at any point in time. The host customer is the end consumer of the energy that directly benefits from the energy optimization services we provide. The term for our contracts with host customers generally ranges from 5 to 10 years, which may include certain renewal options to extend the initial contract term or certain termination options to reduce the initial contract term.

Although we install energy storage systems at the host customer site in order to provide the energy optimization services, we determined we have the right to direct how and for what purpose the asset is used through the operation of our SaaS platform and, as such, retain control of the energy storage system; therefore, the contract does not contain a lease. We determined the various energy optimization services provided throughout the term of the contract, which may include services such as remote monitoring, performance reporting, preventative maintenance and other ancillary services necessary for the safe and reliable operation of the system, are part of a combined output of energy optimization services and we provide a single distinct combined performance obligation representing a series of distinct days of services.

We determine the transaction price at the outset of the arrangement, primarily based on the contractual payment terms dictated by the contract with the customer. Fees charged to customers for energy optimization services generally consist of recurring fixed monthly payments throughout the term of the contract. In certain arrangements, the transaction price may include incentive payments that are earned by the host customer from utility companies in relation to the services we provide. Under such arrangements, the rights to the incentive payments are assigned to us by the host customer. These incentives may be in the form of fixed upfront payments, variable monthly payments, or annual performance-based payments over the first five years of the customer contract term. Incentive payments may be contingent on approval from utility companies or actual future performance of the energy storage system.

Substantially all of our arrangements provide customers the unilateral ability to terminate for convenience prior to the conclusion of the stated contractual term or the contractual term is shorter than the estimated benefit period, which we have determined to be 10 years based on the estimated useful life of the underlying energy storage systems and the period over which the customer can benefit from the energy optimization services utilizing such energy storage systems. In these instances, we determined that upfront incentive payments received from our customers represent a material right that is, in effect, an advance payment for future energy optimization services to be recognized throughout the estimated benefit period. In contracts where the customer does not have the unilateral ability to terminate for convenience without a penalty during the estimated benefit period, we determined the upfront incentive payments do not represent a material right for services provided beyond the initial contractual period and are therefore a component of the initial transaction price. We revisit our estimate of the benefit period each reporting period. Our contracts with host customers do not contain a significant financing component.

We transfer control of our energy optimization services to our customers continuously throughout the term of the contract (a stand-ready obligation) and recognize revenue ratably as control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for our services. Monthly incentive payments based on the performance of the energy storage system are allocated to the distinct month in which they are earned because the terms of the payments relate specifically to the outcome from transferring the distinct time increment (month) of service and because such amounts reflect the fees to which we expect to be entitled for providing energy optimization services each period, consistent with the allocation objective. Annual variable performance- based payments are estimated at the inception in the transaction price using the expected value method, which takes into consideration historical experience, current contractual requirements, specific known market events and forecasted energy storage system performance patterns, and we recognize such payments ratably using a time-based measure of progress of days elapsed over the term of the contract to the extent that it is probable that a significant reversal of the cumulative revenue recognized will not occur in a future period. At the end of each reporting period, we reassess our estimate of the transaction price. We do not begin recognition of revenue until the System is live (i.e., provision of energy optimization services has commenced) or, as it relates to incentive payments, when approval has been received from the utility company if later.

Partnership Arrangements

Partnership arrangements consist of promises to transfer inventory in the form of an energy storage system to a solar plus storage project developer and separately provide energy optimization services as described previously to the ultimate owner of the project after the developer completes the installation of the project. Under partnership arrangements, our customer is the solar plus storage project developer. The customer obtains legal title to along with ownership and control of the inventory upon delivery and the customer is responsible for the installation of the project. Once installation of the project is complete, the owner of the solar plus storage project provides energy to the end consumer through a separate contractual arrangement directly with the end consumer. The term for our contracts with customers under partnership arrangements generally ranges from 10 to 20 years.

We determined the promise to deliver the inventory as a component of the solar plus storage project for which the customer is responsible to develop is a separate and distinct performance obligation from the promise to provide energy optimization services.

We determine the transaction price at the outset of the arrangement, primarily based on the contractual payment terms dictated by the contract with the customer. Fees charged for the sale of inventory generally consist of fixed fees payable upon or shortly after successful delivery to the customer. Fees charged to customers for energy optimization services consist of recurring fixed monthly payments throughout the term of the contract. We are responsible for designing, procuring, delivering and ensuring the proper components are provided in accordance with the requirements of the contract. Although we purchase the inventory from a third-party manufacturer, we determined we obtain control of the inventory prior to delivery to the customer and are the principal in the arrangement. We are fully responsible for responding to and correcting any customer issues related to the delivery of the inventory. We hold title and assume all risks of loss associated with the inventory until the customer accepts the inventory. We are primarily responsible for fulfilling the delivery of the inventory to the customer, assume substantial inventory risks and have discretion in the pricing charged to the customer. We have not entered into any partnership arrangements where we are not the principal in the transaction.

We allocate revenue between the hardware and energy storage services performance obligations based on the standalone selling price of each performance obligation. The standalone selling price for the hardware is established based on observable pricing. The standalone selling price for the energy optimization services is established using a residual value approach due to the significant variability in the services provided to each individual customer based on the specific requirements of each individual project and the lack of observable standalone sales of such services. Our partnership arrangements do not contain a significant financing component.

We transfer control of the inventory upon delivery and simultaneous transfer of title to the customer. We transfer control of our energy optimization services to our customers continuously throughout the term of the contract (a stand-ready obligation), which does not commence until the customer successfully completes the installation of the project. As a result, the time frame between when we transfer control of the inventory to the customer upon delivery is generally several months, and can be in excess of one year, before we are required to perform any subsequent energy optimization services. Revenue is recognized ratably as control of these services is transferred to our customers based on a time-based output measure of progress of days elapsed over the term of the contract, in an amount that reflects the consideration we expect to be entitled to in exchange for our services.

In some partnership arrangements, we charge shipping fees for the inventory. We account for shipping as a fulfillment activity, since control transfers to the customer after the shipping is complete and include such amounts within cost of revenue.

Financing Obligations

We have formed various SPEs to finance the development and construction of our energy storage systems (“Projects”). These SPEs, which are structured as limited liability companies, obtain financing in the form of large upfront payments from outside investors and purchase Projects from us under master purchase agreements. We account for the large upfront payments received from the fund investor as a borrowing by recording the proceeds received as a financing obligation, which will be repaid through host customer payments and incentives received from the utilities that will be received by the investor.

The financing obligation is non-recourse once the associated energy storage systems have been placed in-service and the associated customer arrangements have been assigned to the SPE. However, we are responsible for any warranties, performance guarantees, accounting, performance reporting and all other costs associated with the operation of the energy storage systems. Despite such systems being legally sold to the SPEs, we recognize host customer payments and incentives as revenue during the period as discussed in the Revenue Recognition section above. The amounts received by the fund investor from customer payments and incentives are recognized as interest using the effective interest method, and the balance is applied to reduce the financing obligation. The effective interest rate is the interest rate that equates the present value of the cash amounts to be received by a fund investor in relation to the underlying Projects with the present value of the cash amounts paid to us by the investor, adjusted for any payments made by us.

Energy Storage Systems, net

We sell energy optimization services to host customers through the use of energy storage systems installed at customer locations. We determined that we do not transfer control of these energy storage systems, which are operated and controlled via our proprietary cloud-based software (“SaaS”) platform; therefore, these energy storage systems do not qualify as a leased asset. The energy storage systems are stated at cost, less accumulated depreciation.

Energy storage systems, net is comprised of system equipment costs, which include components such as batteries, inverters, and other electrical equipment, and associated design, installation, and interconnection costs required to begin providing the energy optimization services to our customers.

Depreciation of the energy storage systems is calculated using the straight-line method over the estimated useful lives of the energy storage systems, or 10 years, once the respective systems have been installed, interconnected to the power grid, received permission to operate and we have begun to provide energy optimization services to the host customer (i.e., system is live). The valuation of energy storage systems and the useful life both require significant judgment.

We review our energy storage systems for impairment whenever events or changes in circumstances indicate that the carrying amount of energy storage systems may not be recoverable. If energy storage systems are impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assessing energy storage systems for impairment requires significant judgement.

Common Stock Warrants

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Such assessment requires significant judgement.

We accounted for our 19,967,302 public warrants issued in connection with our Initial Public Offering (12,786,168) and Private Placement (7,181,134) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, we recognized the warrant instruments as liabilities at fair value and adjusted the instruments to fair value at each reporting period. The liabilities were subject to re-measurement at each balance sheet date until exercised, and any change in fair value was recognized in the Company’s statements of operations. The fair value of the Private Placement Warrants was estimated using a Black-Scholes method at each measurement date. The fair value of the warrants issued in connection with the Public Offering were initially measured at fair value using a Black-Scholes method and subsequently measured based on the listed market price of such warrants. Refer to Note 13 — Warrants, in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Convertible Preferred Stock Warrant Liability

We evaluate whether our warrants for shares of convertible redeemable preferred stock are freestanding financial instruments that obligate us to redeem the underlying preferred stock at some point in the future and determined that each of our outstanding warrants for convertible preferred stock are liability classified. The warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized in the change in fair value of warrants and embedded derivatives in the consolidated statements of operations.

As discussed in Note 13 — Warrants, in the notes to our audited consolidated financial statements included elsewhere in this prospectus, upon effectiveness of the Merger, substantially all of the outstanding convertible preferred stock warrants were converted into shares of common stock of Stem. As such, the associated warrant liability was reclassified to additional paid-in-capital upon the Merger and was no longer an outstanding Level 3 financial instrument as of December 31, 2021.

2028 Convertible Notes

We accounted for the 2028 Convertible Notes as separate liability and equity components. On issuance, the carrying amount of the liability component was calculated by measuring the fair value of a similar liability that did not have an associated convertible feature. The carrying amount of the equity component representing the conversion option was calculated by deducting the fair value of the liability component from the principal amount of the Convertible Notes as a whole. We estimated the fair value of the liability and equity components using a binomial lattice model, which includes subjective assumptions such as the expected term, the expected volatility, and the interest rate of a similar non-convertible debt instrument. These assumptions involved inherent uncertainties and management judgement. See Note 12 — Convertible Promissory Notes, in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

See Note 2 — Summary of Significant Accounting Policies, in the notes to our audited consolidated financial statements included elsewhere in this prospectus for more information.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

Our expenses are generally denominated in U.S. dollars. However, we have foreign currency risks related to our revenue and operating expenses denominated in Canadian dollars. We have entered into contracts with customers and a limited number of supply contracts with vendors with payments denominated in foreign currencies. We are subject to foreign currency transaction gains or losses on our contracts denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material to our financial statements.

Unfavorable changes in foreign exchange rates versus the U.S. dollar could increase our product costs, thus reducing our gross profit. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results or financial condition.

Interest Rate Risk

Interest rate risk is the risk that the value or yield of fixed-income investments may decline if interest rates change. Fluctuations in interest rates may impact the level of interest expense recorded on outstanding borrowings. In addition, our convertible promissory notes, 2028 Convertible Notes, notes payable, and financing obligations bear interest at a fixed rate and are not publicly traded. Therefore, fair value of our convertible promissory notes, notes payable, financing obligations and interest expense is not materially affected by changes in the market interest rates. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.

Credit Risk

Credit risk with respect to accounts receivable is generally not significant due to a limited carrying balance of receivables. We routinely assess the creditworthiness of our customers. We generally have not experienced any material losses related to receivables from individual customers, or groups of customers during the years ended December 31, 2021 and 2020. We do not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in our accounts receivable.

BUSINESS

Company Overview

Our mission is to build and operate the largest, digitally connected, intelligent energy storage network for our customers. In order to fulfill our mission, (i) we provide our customers, which include C&I enterprises as well as independent power producers, renewable project developers, utilities and grid operators, with an energy storage system, sourced from leading, global battery original equipment manufacturers (“OEMs”), that we deliver through our partners, including solar project developers and engineering, procurement and construction firms and (ii) through our Athena® artificial intelligence (“AI”) platform (“Athena”), we provide our customers with ongoing software-enabled services to operate the energy storage systems for up to 20 years. In addition, in all the markets where we operate our customers’ systems, we have agreements to manage the energy storage systems using our Athena platform to participate in energy markets and to share the revenue from such market participation.

We deliver our battery hardware and software-enabled services to our customers through our Athena platform. Our hardware and recurring software-enabled services mitigate customer energy costs through time-of-use and demand charge management innovations and a network of virtual power plants. The resulting network created by our growing customer base is designed to increase grid resilience and reliability through the real-time processing of market-based demand cycles, energy prices and other factors in connection with the deployment of renewable energy resources to such customers. Additionally, our energy storage solutions support renewable energy generation by alleviating grid intermittency issues and thereby reducing customer dependence on traditional, fossil fuel resources. As of December 31, 2021, Athena had accumulated more than 25.9 million runtime hours, which is equivalent to more than 2,900 years of operational experience, across hundreds of sites and customers in several utility territories across the U.S., Canada and Chile.

We believe that energy storage, which can instantly provide grid power 24x7, is a critical component of the global transition to renewable energy and a distributed energy infrastructure. As a result, there is rising demand for clean electric power solutions that can provide electric power with lower carbon emissions and high availability. One such solution is distributed, renewable generation which is supplementing and replacing conventional generation sources, given its increasingly compelling economics. According to a September 23, 2020 report from Wood Mackenzie Energy Storage Service (“Wood Mackenzie”), since 2019, 90% of the new interconnection requests in the U.S. electrical markets were for installations of renewable energy assets. However, one of the principal challenges affecting the increased development of renewable energy assets is the intermittent capacity that solar and wind generation exhibit when integrating into electrical power networks. Energy storage helps mitigate intermittency by acting as an energy reserve in times when wind and solar generation is reduced, unavailable or offline, which is why as of November 21, 2021 Bloomberg New Energy Finance (“BNEF”) forecasted energy storage solutions and services to represent a $1.2 trillion revenue opportunity on a cumulative basis through 2050.

The transition to renewable energy and a distributed energy infrastructure has resulted in an increase in the complexity and variability of end-customer electricity demand influenced by onsite generation and flexible sources of load. Accordingly, it has become nearly impossible to efficiently manage and operate businesses and the grid using a schedule based, human operated approach. Instead, the utilization of intelligent, responsive energy storage throughout the grid is required to provide the real-time balance necessary to support more distributed renewable assets, and we believe that Athena fulfills this vital need of a modern energy infrastructure. Athena unlocks the value of battery storage by providing energy forecasting, real-time energy optimization and automated controls for our customers leveraging over 10 years of operational data and experience. By dispatching electricity to our C&I customers through our energy storage network during periods of peak power demand, we are able to reduce our customers’ electricity expenses, improve the value of their energy usage and diminish their environmental impact. In addition, our energy storage network enables grid operators to decrease their reliance on conventional generation sources, thereby improving the resiliency of the electrical grid and enabling lower carbon emissions through the increased adoption of renewable generation sources.

We operate in two key areas within the energy storage landscape: BTM and FTM. An energy system’s position in relation to a customer’s electric meter determines whether it is designated a BTM or FTM system. BTM systems installed at C&I customer locations generate energy that can be used on-site without interacting with the electric grid and passing through an electric meter. Our BTM systems are designed to reduce C&I customer energy bills and help our customers achieve their corporate environmental, social, and corporate governance (“ESG”) objectives. FTM, grid-connected systems deliver power into the grid, which is often sold to off-site customers and must pass through an electric meter prior to reaching an end-user. Our FTM systems are designed to decrease risk for project developers, asset owners, independent power producers and investors by adapting to dynamic energy market conditions in connection with the deployment of electricity and improving the combined value of the solar renewable resource and energy storage over the course of their FTM system’s useful life.

As an early participant in the BTM market, we developed operational focus and technical capabilities that position us to have multiple product offerings and services in the evolving market for FTM energy storage services. We believe that Athena’s ability to optimize operations in both the BTM and FTM markets is unique in the industry and provides us with a competitive advantage.

Industry

The architecture of the electric grid has historically been a unidirectional, central plant generation model, which is no longer optimal for the modern grid. Additionally, the electric power grid has suffered from insufficient investment in critical infrastructure as a result of complexities surrounding the ownership, operation and regulation of grid infrastructure, further compounded by the challenges of large capital costs and a lack of adequate innovation. These circumstances have contributed to the U.S. Department of Energy’s characterization of the U.S. electricity grid as “aging, inefficient, congested, and incapable of meeting the future energy needs of the information economy,” and the American Society of Civil Engineers issuing the U.S. energy infrastructure a D+ grade in 2017. We believe that deploying intelligent energy storage is a necessary step towards addressing these critical infrastructure issues as consumers are increasingly demanding clean electric power solutions.

Electricity generation from wind and solar in the U.S. has grown over recent years and is expected to account for a greater percentage of total generation going forward. According to Wood Mackenzie, since 2019, 90% of new interconnection requests in the U.S. electrical markets were for installations of renewable energy assets. While these renewable sources help to reduce overall greenhouse gas emissions from electricity production, a key challenge impacting adoption of renewable energy is the intermittent capacity that solar and wind generation exhibit when integrating into electrical power networks. Such unreliable integration can compromise the grid’s ability to deliver reliable electric power. Solutions such as energy storage are needed to balance the existing grid infrastructure and support the successful integration of intermittent sources such as wind or solar. Energy storage can help mitigate the issue of intermittency by effectively acting as a reserve in times when wind and solar generation is reduced, unavailable or offline. As a result, as the electricity generation from wind and solar increases, the demand for energy storage solutions and related services is also expected to increase.

Competitive Strengths

Our competitive strengths include the following:

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Significant Benefits from Scale & Network Effects: We believe we are the largest in global distributed energy storage megawatts under management, with more than 1.5 GWh operating or contracted across more than 1,000 sites. This generates a significant amount of operational data leading to enhanced software performance through machine-learning and improving customer economics.

•	Advanced Technology Platform: We developed one of the first AI platforms for energy storage and virtual power plants, automating storage participation in electricity markets, performing monitoring and management of customer loads, solar generation and energy prices with real-time, complex decision- making algorithms. The platform is able to co-optimize multiple energy market revenue streams across a diverse fleet of hardware throughout multiple geographies and energy markets.

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Compelling Business Model & Customer Solutions: We provide a seamless customer experience from commercial proposal to installation. We pioneered a project financed offering for C&I energy storage, providing customers immediate significant savings without capital expenditure. C&I customers are aggressively procuring renewable energy to meet ESG targets and save money on electricity, our solution enables these objectives with no impact to customer operations. Customers sign long-term contracts, typically between 10 and 20 years in duration, while providing us the flexibility to control their energy storage system to earn market participation revenue, lower their energy costs and meet their decarbonization goals.

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Leading Strategic Partnerships: We have numerous partnerships with a diverse set of industry leaders to reduce execution risk and increase speed to market in certain geographies. In Massachusetts, we have a partnership with Constellation Energy to pair our energy storage systems with retail energy offerings for C&I customers. Internationally, we have partnerships with leading regional industrial equipment and energy firms such as Copec in South America, each focused on leveraging the partner’s local market knowledge and reputation with leading corporates, utilities and grid operators.

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Exceptional AI and Energy Storage Expertise: We have a seasoned leadership team with a demonstrated track record of execution and more than 150 years of accumulated experience in energy storage, software and distributed energy expertise focused on artificial intelligence and technology development, new market commercialization, renewable project development and utility / grid program operations. Our data science team has more than 135 years of combined experience in machine learning, optimization and controls.

Our Strategy

Our mission is to build and operate the largest, digitally connected, intelligent energy storage network for our customers. In order to fulfill our mission, (i) we provide our customers, which include C&I enterprises as well as independent power producers, renewable project developers, utilities and grid operators, with an energy storage system, sourced from leading, global battery original equipment manufacturers (“OEMs”), that we deliver through our partners, including solar project developers and engineering, procurement and construction firms and (ii) through our Athena artificial intelligence (“AI”) platform (“Athena”), we provide our customers with on-going software-enabled services to operate the energy storage systems for 10 to 20 years. In addition, in all the markets where we operate our customers’ systems, we have agreements to manage the energy storage systems using the Athena platform to participate in energy markets and to share the revenue from such market participation.

We operate in two key areas within the energy storage landscape: BTM and FTM. An energy system’s position in relation to a customer’s electric meter determines whether it is designated a BTM or FTM system. BTM systems provide power that can be used on-site without interacting with the electric grid and passing through an electric meter. Our BTM systems reduce C&I customer energy bills and help our customers facilitate the achievement of their corporate environmental, social, and corporate governance (“ESG”) objectives. FTM, grid-connected systems provide power to off-site locations and must pass through an electric meter prior to reaching an end-user. Our FTM systems decrease risk for project developers, lead asset professionals, independent power producers and investors by adapting to dynamic energy market conditions in connection with the deployment of electricity and improving the value of energy storage over the course of their FTM system’s lifetime.

Our Customers

We operate in two key markets within the energy storage landscape: BTM and FTM. BTM systems installed at C&I customer locations provide power that can be used on-site without interacting with the electric grid and generally without generating energy that passes through a utility electric meter. FTM grid- connected systems deliver power into the grid which is often sold to off-site customers and transported by the grid prior to reaching an end-user. For BTM customers, we seek to maximize value by providing AI- powered storage services that reduce spending on utility bills, enhance the economics of solar and provide backup power. Additionally, we help BTM customers achieve renewable energy targets as part of their ESG commitments. For FTM customers, we provide software-enabled services to capture revenue from energy market participation, including the sale of capacity, energy and ancillary services into regional electricity markets helping these customers enhance renewable project returns while improving grid resiliency and reliability for utilities and grid operators. These services that we provide are all at the direction of our customers, and we do not independently participate in the wholesale electricity market.

We believe that Athena’s ability to optimize the operations in both the BTM and FTM markets is unique in the industry and provides a competitive differentiation. As an early participant in the BTM market, we developed operational focus and technical capabilities that position us to have multiple product offerings and services in the evolving market for FTM energy storage services. In particular, we believe recent regulatory actions by the Federal Energy Regulatory Commission (the “FERC”) and by global utilities and grid operators will enable distributed energy storage systems to participate in energy markets and receive equivalent compensation and market access to the same extent as conventional generation assets. Such regulatory actions are expected to provide new economic opportunities for software-enabled services offerings in the energy storage and broader distributed energy resource markets.

Research and Development

We have invested significant amounts of time and expense in the development of our Athena platform. The ability to maintain our leadership position depends in part on our ongoing research and development activities. Our software development team of 50 employees, is responsible for the design, development, integration and testing of the Athena platform. In addition, we augment our internal team with 15 off-shore contractors for flexible development capacity. We focus our efforts on developing Athena to continuously improve our algorithms, augment value with new revenue streams and localize based on geography and regulatory considerations.

Our research and development is principally conducted by our teams in the Silicon Valley and Seattle. As of December 31, 2021, we had 66 full-time employees engaged in research and development activities.

Intellectual Property

Intellectual property is a key differentiator for our business, and we seek protection whenever possible for the intellectual property that we own and control, including but not limited to patents, proprietary information, trade secrets and software tools and applications. We rely upon a combination of patent, copyright, trade secret and trademark laws, as well as employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect our proprietary rights.

We have developed a significant patent portfolio to protect elements of our proprietary technology. As of December 31, 2021, we had 27 issued patents and 4 patent applications pending in the U.S. Our intellectual property encompasses a diverse mix of patents with respect to our proprietary systems and software. These patents relate to the following broad categories:

•	power electronics, including the basic interaction of batteries with the power grid where such electronics convert direct current (DC) battery power to alternating current (AC) compatible grid power;

•	analytics and control, including use cases and decisions into the operation of an energy storage system and the coordination of providing economic or operational value to a customer; and

•	networked operations and grid services that involve the aggregation and operation of a group of energy storage systems to provide value to a utility or grid operator.

Our registered trademarks for goods and services include, “Stem,” “Powerscope,” “Athena” and “Energy Superintelligence.” The goods and services relating to these trademarks include, but are not limited to, energy optimization services, software as a service for energy optimization services and energy storage charge and discharge.

We continually review our development efforts to assess the existence and patentability of our intellectual property. We pursue the registration of our domain names and trademarks and service marks in the U.S. In an effort to protect our brand, as of December 31, 2021, we had four registered trademarks in the U.S.

We have no pending claims of infringement or similar claims with third parties with respect to our intellectual property.

Competition

The energy storage industry is highly competitive, and new regulatory requirements for carbon emissions, technological advances, the lower cost of renewable energy, the decrease in battery costs, improving battery technology and shifting customer demands are causing the industry to evolve and expand. We believe that the principal competitive factors in the energy storage market include, but are not limited to:

•	safety, reliability and quality;

•	product performance and uptime;

•	historical track record and references for customer satisfaction;

•	experience in utilizing the energy storage system for multiple stakeholders;

•	technological innovation;

•	comprehensive solution from a single provider;

•	ease of integration; and

•	seamless hardware and software-enabled service offerings.

There is rising demand for clean electric power solutions that can provide electric power with lower carbon emissions with high availability. Additionally, the transition to renewable energy sources and distributed energy infrastructure has increased the complexity and variability of end-customer electricity demand. This industry transformation has created an opportunity for an increased role for energy storage solutions like ours. We believe as one of the largest in this industry we have a significant head start against our competition in this rapidly evolving environment. We believe the global push for lower carbon emissions combined with vast technological improvements in lithium-ion battery-powered technologies will drive commercial and industrial customers, utilities, independent power producers and project developers to grow their use of and investment in energy storage systems.

Our key competitors include energy storage system OEMs, hardware integration providers, renewable project developers and engineering, procurement and construction firms. Our industry peers are typically focused on the development and marketing of single-purpose built solutions with captive hardware offerings, while our AI-powered platform is capable of delivering a multitude of software-enabled services operating an extensive and diverse network of energy storage systems across multiple geographies, utility and grid operator service areas.

We believe that one of the key advantages driving sustainable differentiation for our company includes the focus and capabilities built in our pioneering history in the BTM segment of the energy storage industry. This experience required an emphasis on AI-driven co-optimization of energy storage operations and the build out of significant operational infrastructure to execute economic considerations for enterprise customers, utilities and grid operators. We believe that the distributed asset management capability from this experience positions us well to compete in the evolving FTM segment of the energy storage industry as recent regulatory actions include the liberalization and formalization of rules for compensation of market participation for distributed energy resources. We believe the legacy single-purpose market for FTM solutions will be driven by greater demand for flexible solutions that can access multiple market opportunities. Our solutions have been designed to mitigate the challenges of today’s enterprise customers, independent power producers, utilities, renewable asset owners and the modern electrical grid at scale with continuous improvements to artificial intelligence optimization strategies informed by operational data from one of the industry’s largest network of digitally-connected energy storage systems.

We believe we are well-positioned to compete successfully in the market for energy storage hardware and software-enabled services. Despite our limited operating history, we are among the leaders in global distributed energy storage under management, supported by our Athena platform, compelling customer services, strategic partnerships and seasoned leadership team with a proven track record of success.

Government Regulation and Compliance

There are varying policy frameworks across the U.S. and abroad designed to support and accelerate customer adoption of clean and/or reliable distributed generation technologies. These policy initiatives come in the form of tax incentives, cash grants, performance incentives and/or electric tariffs.

Our AI-powered platform manages energy storage systems currently installed in California, Massachusetts, New York, Hawaii and Texas, each of which has its own enabling policy framework. Some states have utility procurement programs and/or renewable portfolio standards for which our technology is eligible. These energy storage systems currently qualify for tax exemptions, incentives or other customer incentives in many states, including the states of California, Massachusetts and New York. These policy provisions are subject to change.

Although we are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the U.S., governments, often acting through state utility or public service commissions, change and adopt different rates for commercial customers on a regular basis. These changes can have a positive or negative effect on our ability to deliver cost savings to customers for the purchase of electricity.

Several states have an energy storage mandate or policies designed to encourage the adoption of storage. For example, California offers a cash rebate for storage installations through the Self Generation Incentive Program and Massachusetts and New York offer performance-based financial incentives for storage. Storage installations also are supported in certain states by state public utility commission policies that require utilities to consider alternatives such as storage before they can build new generation. In February 2018, the FERC issued Order 841 directing regional transmission operators and independent system operators to remove barriers to the participation of storage in wholesale electricity markets and to establish rules to help ensure storage resources are compensated for the services they provide. An appeal of Order 841 filed by utility trade associations and other parties challenging the extent of the FERC’s jurisdiction over storage resources connected to distribution systems (among other issues) is currently pending before the U.S. Court of Appeals for the D.C. Circuit. In September 2020, the FERC issued Order 2222, opening up U.S. wholesale energy markets to aggregations of distributed energy resources like rooftop solar, BTM batteries and electric vehicles.

Energy storage systems require interconnection agreements from the applicable local electricity utilities in order to operate. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are typically required once interconnection agreements are signed.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety.

There are government regulations pertaining to battery safety, transportation of batteries and disposal of hazardous materials. We and our suppliers, as applicable, are required to comply with these regulations in order to sell our batteries into the market. The license and sale of our batteries and technology abroad is likely to be subject to export controls in the future.

Each of our installations or customer installations must be designed, constructed and operated in compliance with applicable federal, state and local regulations, codes, standards, guidelines, policies and laws. To install and operate energy storage systems on our platform, we, our customers or our partners, as applicable, are required to obtain applicable permits and approvals from local authorities having jurisdiction to install energy storage systems and to interconnect the systems with the local electrical utility.

Human Capital Resources

Our mission is to build and operate the largest digitally connected energy storage network for our customers, and we are also committed to creating a world-class workforce. We aim to foster and maintain a workplace that values the unique talents and contributions of every individual. We believe it is the diversity of our people, with varied skills and backgrounds, that shape our success and innovation. Our people-focused culture is driven by collaboration and global cross-functional connections. We recognize the success of Stem is dependent on our talent and the satisfaction of our global workforce, and we are greatly invested in the ability of our people to succeed and thrive. The following discussions provide a description of our employees, and outline how we manage our human capital resources and how we invest in our employees’ success.

Employees

As of December 31, 2021, we had 213 employees, of whom 195 were based in the United States and 18 in Canada. As of December 31, 2021, approximately 28% of the global team was female and 72% was male.

We have not experienced any employment-related work stoppages due to the COVID-19 pandemic or otherwise, and consider relations with our employees to be good. Specifically, in response to local government and health guidelines around the COVID-19 pandemic we shifted almost all of our employees to remote work and began offering tools and services for optimizing remote work. We believe that our future success depends in part on our continued ability to hire, motivate and retain qualified employees in any operating environment.

Recruiting

We believe in investing for the future, including the future of our workforce, and have several talent programs to recruit exceptional individuals who share our values. Our recruiting team and hiring managers begin with the creation of detailed job descriptions, which clearly outline the skills and experience necessary for success in each role. We believe these steps are essential to effectively interview for identifiable skillsets and not just “personality fits.” We strive to build our workforce from within whenever possible; however, if the best candidate for an available position is not identified from within our existing talent pool, we will look externally for the best talent. Our recruitment strategy is to initially search for candidates directly through our professional networks, university and mentorship programs, and through advertising with certain partners. We also occasionally use recruitment consultants and search firms.

Professional Development

We are committed to helping people realize their highest potential and fostering a culture that supports personal development for individuals, leaders and teams across the organization. Our employees enjoy ample opportunity to learn new skills to develop and advance their career, and we provide opportunities for all our employees to receive ongoing formal training to help foster their professional development. We also encourage continuing education programs through approved institutions and online learning such as Udemy and Stem University.

Employee Feedback

We value the feedback we receive from our employees. Our annual employee engagement survey asks all of our employees for their input on a variety of matters. The results of the employee survey are disseminated to all employees, and the results are used to design action plans to assist managers with actively responding to employees’ sentiments. The employee survey is an important tool that allows us to continuously improve, innovate and evolve through ongoing engagement and measurement.

Diversity and Inclusion

We are committed to building an inclusive culture and team environment that supports current and future diversity in our industry and our talent. In the spirit of Stem’s core values we are One Team and succeed through collaboration when we respect, acknowledge and celebrate each other’s differences. We are committed to creating an inclusive environment that promotes equality, cultural awareness and respect by implementing policies, benefits, training, recruiting and recognition practices to support our colleagues. We believe that diversity and inclusion is about valuing our differences and continually identifying ways to improve our cultural intelligence which ultimately leads to better decision-making and a more tailored client experience. To help us achieve and maintain a diverse workforce, we globally monitor certain employee demographic data such as gender, ethnicity, tenure and age.

Employee Compensation, Benefits & Wellbeing

We strive to enrich and elevate the lives of our employees through a robust compensation and benefits package that is flexible to meet both individual and family needs, including but not limited to:

•	Market competitive compensation packages;

•	Robust health and well-being benefits, including a variety of medical, dental, and vision benefit offerings, and physical and mental health programs;

•	Paid maternity/paternity leave;

•	Snacks and beverages in the office;

•	Competitive paid time off and paid holidays;

•	Retirement plan alternatives and education offerings; and

•	Social activities and happy hours.

Our employee compensation structure is designed to attract, motivate and retain employees and we accomplish this through our competitive compensation and bonus structure.

Properties

Our corporate headquarters is located in San Francisco, California. This facility comprises approximately 23,500 square feet of office space. We have an additional facility in Burlingame, California comprising approximately 20,800 square feet of office and warehouse space. We lease both of these facilities.

We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations. For more information about our material lease commitments, see Note 7 — Leases, in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Legal Proceedings

From time to time, we may become involved in additional legal proceedings arising in the ordinary course of our business. We have been and continue to be involved in legal proceedings that arise in the ordinary course of business, the outcome of which, if determined adversely to us, would not, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

Additional Information

Company Website and Public Filings

Our main website is www.stem.com, and our investor relations website is located at www.stem.com/ investors. Neither the information on these websites, nor the information on the websites of any of our brands and businesses, is incorporated by reference into this prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

DIRECTORS AND OFFICERS

The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position
John Carrington	55	Chief Executive Officer and Director
William Bush	56	Chief Financial Officer
Mark Triplett	60	Chief Operating Officer
Alan Russo	52	Chief Revenue Officer
Larsh Johnson	64	Chief Technical Officer
Saul R. Laureles	56	Chief Legal Officer and Secretary
Prakesh Patel	47	Chief Strategy Officer
Rahul Shukla	39	Chief Accounting Officer
David Buzby	62	Chairman of the Board of Directors
Adam E. Daley	45	Director
Michael C. Morgan	53	Director
Anil Tammineedi	45	Director
Lisa L. Troe	60	Director
Laura D’Andrea Tyson	74	Director
Jane Woodward	62	Director

Executive Officers

John Carrington is Chief Executive Officer and Director for the Company. Mr. Carrington leads the energy storage and analytics movement at the Company. Mr. Carrington has more than 25 years of leadership experience at technology, energy and industrial companies. In 2011, Mr. Carrington joined Stem from MiaSole, the world’s largest CIGS-based thin film solar company. From 2011 to 2013, Mr. Carrington served as Chief Executive Officer and Director at MiaSole. Prior to MiaSole, from 2008 to 2009 Mr. Carrington was Executive Vice President of Marketing and Business Development at First Solar, where he grew the company revenue from $250 million to more than $2 billion, and opened markets in the U.S., Asia and Europe. From 1991 to 2008, Mr. Carrington worked at General Electric, most recently as General Manager and Chief Marketing officer of the $7 billion GE Plastics, where he led global innovation, new technology efforts and product strategy. Mr. Carrington was part of a small executive team that executed on the $12 billion sale of GE Plastics to SABIC in 2007. He is an alumnus of the University of Colorado, where he earned his bachelor’s degree in economics. Mr. Carrington is qualified to serve as a director due to his deep knowledge of the Stem platform and his extensive experience in the energy and technology sectors.

William Bush has been Chief Financial Officer for Stem since 2016. Mr. Bush manages the Company’s corporate and project financing efforts, and has guided the Company from a startup to a $300 million- invested leader in the energy storage industry. Before joining Stem, from 2010 to 2016 Mr. Bush was Chief Financial Officer of Borrego Solar Systems Inc., where he helped the company achieve nearly 10 times growth and profitability. From 2008 to 2010, Mr. Bush was Chief Financial Officer of Solar Semiconductor Inc., a leading private, vertically integrated manufacturer and distributor of PV modules and systems with operations in India, helping it achieve $100 million in sales in less than 15 months. Mr. Bush has served as Chief Financial Officer for numerous high-growth solar, software and online media companies, including being a co-founder of Buzzsaw.com, a spinoff of Autodesk, in 1999. Prior to his work with Buzzsaw.com, Bill served as Corporate Controller for Autodesk, Inc. (NASDAQ: ADSK) from 1997 to 1999 and worked for seven years in public accounting with Ernst & Young (EY) and PricewaterhouseCoopers. Mr. Bush holds a B.S. in business administration from UC Berkeley and is a Certified Public Accountant.

Mark Triplett has been Chief Operating Officer for the Company since 2018, responsible for energy storage system deployments, supply chain, network operations, and utility programs. Mr. Triplett also ensures effective deployment and usage of the Company’s energy storage systems and cutting-edge AI, AthenaTM. Mr. Triplett brings more than 25 years of experience developing, selling and delivering complex technology solutions in energy storage, smart grid, renewable energy, DERS, utility operations, telecommunications, and enterprise software. Prior to joining the Company, from 2015 to 2018 Mr. Triplett was Chief Operating Officer of Green Charge Networks, and earlier served from 2011 to 2015 as President of Software and Chief Operating Officer at UISOL, an Alstom-owned DRMS enterprise software application product exclusively for the utility industry. Mr. Triplett has a B.S. in engineering from the United States Military Academy at West Point and an M.B.A. from National University.

Alan Russo has been the Company’s Chief Revenue Officer since 2019, leading the expansion of the Company’s markets in the U.S., Canada, Europe and Asia. Before joining the Company, from 2015 to 2018 Mr. Russo led sales and marketing for REC Solar, a wholly owned subsidiary of Duke Energy. From 2012 to 2015, Mr. Russo was Vice President of Strategic Accounts for Bloom Energy. During his 10-year tenure at Bloom Energy from 2006 to 2015, Mr. Russo led the development and deployment of hundreds of fuel cell systems at critical facilities around the U.S. From 1999 to 2005 Mr. Russo also led Asia commercial operations for American Power Conversion, a Schneider Electric company, managing over 350 employees. Mr. Russo earned his B.S. in aerospace engineering from Boston University.

Larsh Johnson has been Chief Technology Officer for the Company since 2016. Mr. Johnson leads hardware and software engineering to meet the unique needs of the Company’s commercial, industrial, utility and energy market customers. Prior to joining the Company, from 2015 to 2016 Mr. Johnson was Chief Technology Officer at Siemens Digital Grid, where he led technology development teams on products spanning from consumer metering, demand response and analytics to control center software and grid automation. Mr. Johnson joined Siemens via the 2012 acquisition of eMeter Corporation, a Bay Area software company of which he was a co-founder and responsible for innovation and development of meter data management, analytics and advanced smart grid applications as Chief Technology Officer from 1999 to 2015. Prior to eMeter, in 1985 Mr. Johnson co-founded CellNet Data Systems, a pioneer in wireless networks for smart metering and distribution automation where he served as Chief Technology Officer from 1985 to 1999. Mr. Johnson was a founding member of the Department of Energy’s Gridwise Architecture Council (GWAC) in 2004 and remains a member emeritus. He earned his B.S. and an M.S. in mechanical engineering from Stanford University.

Saul R. Laureles has been the Company’s Chief Legal Officer and Secretary since May 2021. Previously, Before joining the Company, he served as Director, Corporate Legal Affairs and Assistant Corporate Secretary at Schlumberger Limited, the world’s largest oilfield services company, which he joined in 2007. Mr. Laureles has a B.A. from the University of Chicago and earned his J.D. from the University of Michigan Law School.

Prakesh Patel has been Chief Strategy Officer for the Company since 2020. Previously, Mr. Patel was the Company’s Vice President of Capital Markets and Strategy from 2013 to 2020, in which role he led the Company’s financial strategy and supported corporate fundraising initiatives, structuring its first project finance facilities and helping to secure more than $200 million in equity financing for the Company. Mr. Patel has spent his career financing technology and energy ventures at the cross section of multiple industries. Before joining the Company, from 2010 to 2013, he served on the investment team at Angeleno Group, an energy and natural resources-focused private equity firm, during which time he led their investment in the Company. Previously, Mr. Patel built and managed a portfolio of private equity investments at New Bridge Investments from 2008 to 2010 and Deutsche Bank from 2005 to 2008. Mr. Patel has a B.A. from UC Berkeley and an M.B.A. from Yale University.

Rahul Shukla is Chief Accounting Officer of the Company. Mr. Shukla was previously the Vice President, Finance for Natera, Inc. from June 2020 to December 2021. Prior to that, he was Vice President, Corporate Controller of eHealth, Inc. from 2018 to 2020. Prior to that, he served as Vice President, Finance and Accounting of Gum Drop Cases, Inc., from 2015 to 2018. Prior to that, he served in various accounting and finance roles with

NextTag, Inc, from 2013 to 2015. Mr. Shukla has a Bachelor of Science degree in Business Administration from the University of California, Berkeley.

Directors

David Buzby has been starting, building and investing in 12 climate transition businesses over the last 30 years with an emphasis on renewable energy generation, energy storage/grid services and e-commerce. These companies have been at the forefront of financial innovation in the climate transition industry, developing the world’s first commercial and solar PPAs and energy storage as a service agreements. The innovations not only created industry leading platform companies (SunRun, the Company, SunEdison), but also attracted hundreds of billions of capital to business models that propelled overall industry growth. David has been on the Board of the Company since 2010, Leading Edge Equipment Technologies since 2017, Cambrian Innovation from 2016 to 2020, ParagonClinicals since 2020. and was founder and CEO of Bright Plain Renewable Energy from 2011 — 2016, as well as being a member of the Investment Committee at the PRIME Coalition. He has in the past been a founding investor and director of SunRun (NASD: RUN), SunEdison (NYSE: SUNE), Valueclick (NASD: VCLK), Prevalent Power, Resource Holdings and Best Internet. David has an M.B.A. from the Harvard Business School (1988) and a B.A. from Middlebury College (1982). Mr. Buzby is qualified to serve as a director due to his extensive experience in the climate transition sector and as a director on the boards of other public companies.

Adam E. Daley is a Partner at Magnetar Capital, Co-Head of Magnetar’s Energy & Infrastructure Group and a member of Magnetar Capital’s management committee and investment committee. Since joining Magnetar Capital at its inception in 2005, Mr. Daley has been focused primarily on the sourcing, execution and management of various investments in the energy, energy infrastructure and renewables sectors. Mr. Daley is currently a director of STPK. Prior to joining Magnetar Capital, Mr. Daley was an investment banker at Citigroup’s Global Corporate and Investment Bank, where he was responsible for executing a variety of corporate finance transactions. Mr. Daley also currently serves on the boards of directors of Star Peak Corp. II (NYSE: STPC), Double Eagle Energy III, LLC, Vesper Energy Development LLC, and DoublePoint Energy, LLC. Mr. Daley earned a BS in Finance with High Honors from the University of Illinois. Mr. Daley is qualified to serve as a director due to his broad transactional experience in the energy, energy infrastructure and renewables sectors.

Michael C. Morgan served as the Chairman of Star Peak Energy Transition Corp. In 2008, Mr. Morgan co-founded Triangle Peak Partners, LP, a multi-strategy asset management firm focused on venture capital and growth equity, and he currently serves as its Chairman and Chief Executive Officer. Since 2004, Mr. Morgan has also served as President and Chief Executive Officer of Portcullis Partners, LP, a private investment partnership and one of Triangle Peak Partners’ largest limited partners. Mr. Morgan currently serves as the lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America. Mr. Morgan joined Kinder Morgan at its founding in 1997 and headed Kinder Morgan’s corporate development efforts until 2001, completing 23 acquisitions worth over $5 billion. He then served as President of KMI until 2004. Mr. Morgan has also served on the board of Sunnova Energy International, Inc. (NYSE: NOVA), a leading residential solar and energy storage company, since June of 2019. Mr. Morgan first joined the board of NOVA’s predecessor (Sunnova Energy Corporation) in October 2015, served as Lead Director until March of 2016 and remained on that board until NOVA’s initial public offering in June of 2019. Mr. Morgan previously served on the boards of directors of two public energy funds affiliated with Kayne Anderson (NYSE: KYN and KYE) and on the boards of directors of Bunchball, Lytx, and SCIenergy. Mr. Morgan also currently serves on the boards of directors of Star Peak Corp. II (NYSE: STPC). Mr. Morgan is a frequent volunteer at Stanford University, currently serving as the national chair of The Stanford Fund, as co-chair of the Precourt Energy Institute Advisory Council, and on several other advisory committees. Mr. Morgan previously served as an Adjunct Professor in the Practice of Management at the Jones Graduate School of Business at Rice University in Houston. Mr. Morgan received an M.B.A. from Harvard Business School and B.A. in Economics and an M.A. in Sociology from Stanford University. Mr. Morgan is qualified to serve as a director due to his extensive experience in the energy infrastructure and clean energy sectors and as a director on the boards of other public companies.

Anil Tammineedi has been with Angeleno Group, a leading global investment firm focused on high growth clean energy and climate solutions companies, since 2008, where he leads investments across a number of sectors including sustainable mobility, energy storage, resource efficiency and smart infrastructure. Mr. Tammineedi currently serves on the Boards of the Company, Critigen and Patriot Environmental Services and is a Board Observer at mPrest. Mr. Tammineedi has several years of technology and operating experience at Broadcom, where he worked from 1999 to 2006, in product development and management roles related to semiconductors targeting communications, mobile and power management applications. Mr. Tammineedi has an M.B.A. from the UCLA Anderson School of Management, where he also currently serves as a Faculty Advisor to the Business Creation Option of the capstone project, and a M.S. from Iowa State University. Mr. Tammineedi is also a Kauffman Fellow. Mr. Tammineedi is qualified to serve as a director due to his extensive experience in the technology sector and with high growth and clean energy companies and as a director on the boards of other companies.

Lisa L. Troe is a Senior Managing Director of Athena Advisors LLC, a business advisory firm she co-founded in 2014 that provides services in securities litigation, public company accounting, financial reporting and disclosure, auditing, compliance systems, enterprise risk management, and other business needs and strategies. From 2005 through 2013, Ms. Troe was a Senior Managing Director at FTI Consulting, Inc. (NYSE: FCN), a global business advisory firm. From 1995 through 2005, Ms. Troe served on the staff of the U.S. Securities and Exchange Commission’s Pacific regional office, including seven years as an Enforcement Branch Chief and six years as Regional Chief Enforcement Accountant. Prior to joining the SEC, Ms. Troe was an auditor at a Big Four public accounting firm and held corporate accounting and financial positions in the fossil fuels energy industry. Ms. Troe serves as (i) a director and the audit committee chair of Magnite, Inc. (Nasdaq: MGNI), an independent platform that employs machine learning algorithms for the purchase and sale of digital advertising, joining the board shortly before the company’s public offering in 2014, and (ii) a director of HireRight GIS Group Holdings LLC, which provides employers with global background screening and other workforce solutions. Ms. Troe has served on private company boards as a director and audit committee chair. From 2003 to 2014, Ms. Troe was a member of the advisory board that functioned as a board of directors for a Texas general partnership engaged in oil and gas exploration and production. In 2007, Ms. Troe served a member of a Special Litigation Committee of the board of a public gaming industry manufacturing company. Ms. Troe is a National Association of Corporate Directors member and Board Leadership Fellow, CERT certified in cybersecurity by the Software Engineering Institute of Carnegie Mellon University, and a CPA. Ms. Troe received her B.S. in Business Administration with honors from the University of Colorado. Ms. Troe is qualified to serve as a director due to her expertise in public company accounting, financial reporting and corporate governance, and the depth of her government and business experience, as well as her public company board and audit committee experience.

Laura D’Andrea Tyson is a Distinguished Professor of the Graduate School and Professor Emeritus at the Haas School of Business at the University of California at Berkeley, positions she has held since 2016. She has also been the Chair of the Board of Trustees and Steering Committee Member of the Blum Center for Developing Economies since 2007, and is currently the Faculty Director of the Berkeley Haas Blockchain Initiative and the co-Faculty Director of the Sustainable and Impact Finance Initiative at the Haas School of Business since 2019. Dr. Tyson has also held a series of other roles at the University of California at Berkeley, including Professor Business Administration and Economics at the Haas School of Business from 2007 to 2016, the Faculty Director and Interim Director of the Institute of Business and Social Impact from 2013 to 2020, Interim Dean in 2018 and Dean from 1998 through 2001. She was also Dean of London Business School, University of London from 2001 through 2006. Dr. Tyson is currently serving as a director of the CBRE Group, Inc. (NYSE: CBRE), the world’s largest commercial real estate services and investment firm, having acted on the acquisition committee from joining the board in 2010 to 2014 and currently acting on the audit committee since 2014. She is also currently serving on the board of directors of Lexmark International Inc., an American company that manufactures laser printers and imaging products, and Apex Swiss Holdings, SARL since 2017. Dr. Tyson also served on the board of directors of AT&T (NYSE: T) from 1999 to 2020, Morgan Stanley (NYSE: MS) from 1997 to 2016, and Silver Springs Networks, Inc. (NYSE: SSNI), a provider of smart grid products, from 2009 to its acquisition by Itron in 2018. Dr. Tyson has also been a board member of the Haas School of Business since 2020, the Philanthropy University since 2019, SeriousFun Children’s Network since 2020 and the Sustainability Accounting Standards Board Foundation since 2017. In addition to her service on the board of directors, Dr. Tyson has numerous advisory roles, such as Senior Advisor to Rockefeller Capital Management since 2020 and to the Rock Creek Group since 2009. Dr. Tyson has also been serving as a Global Economy Fellow for the MasterCard Center for Inclusive Growth since 2019, having acted as their special advisor since 2016. Since 2019, Dr. Tyson has been a member of the Commission d’experts sur les grands défis économiques for French President Emmanuel Macron since 2020. She is the co-chair of the California Governor’s Council of Economic Advisors. Other government roles include membership on the US President’s Council of Advisors on Science and Technology (Working Group Member on Semiconductors) from 2016 to 2017, Secretary of State Foreign Affairs Policy Board and Council on Jobs and Competitiveness for the President of the U.S. from 2011 to 2013, Economic Recovery Advisory Board to the President of the U.S. from 2009 to 2011. Dr. Tyson was a member of President Clinton’s cabinet from 1993 to 1996 and was the first woman to serve in the position of Chair of the President’s Council of Economic Advisors, from 1993 to 1995, and Director of the White House National Economic Council, from 1995 to 1996. Dr. Tyson received her B.A. from Smith College and holds a Ph.D. in Economics from the Massachusetts Institute of Technology. Dr. Tyson is qualified to serve as a director due to her extensive public company board experience, deep experience in the technology and energy industries and track record of accomplishment at the high levels of government service.

Jane Woodward is a Founder and Managing Partner of MAP Energy. MAP is one of the longest- standing private energy investment fund management firms in the U.S. with investors from U.S. endowments, foundations, and families. MAP began investing in natural gas mineral rights in 1987, wind energy in 2004, utility scale solar in 2015 and energy storage in 2017. In December 2020, MAP sold its renewable energy and energy storage assets under management to Global Infrastructure Partners (GIP). MAP continues to manage one of the largest private mineral portfolios in the U.S. and remains focused on energy investing. Ms. Woodward is also currently an adjunct professor of civil and environmental engineering at Stanford University and has over 30 years of experience developing and teaching energy classes at Stanford University. Ms. Woodward also serves on the Precourt Institute for Energy Advisory Council at Stanford University. Prior to founding MAP and teaching at Stanford, Ms. Woodward worked as an exploration geologist with ARCO Exploration Company and later as a petroleum engineering consultant to Stanford University’s endowment. Ms. Woodward received her B.A. in Geological Sciences from the University of California, Santa Barbara and holds a Master’s degree in Applied Earth Science and M.B.A. from Stanford University. Ms. Woodward is qualified to serve as a director due to her extensive private sector experience in numerous areas of the energy and renewables industries, as well as three decades of energy related teaching experience.

Board Composition

Our business and affairs is organized under the direction of our board of directors, which consists of eight members. The primary responsibilities of the board of directors are to provide oversight, strategic guidance, counseling and direction to our management. The board of directors will meet on a regular basis and additionally as required.

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Laura D’Andrea Tyson and Jane Woodward, will expire at the Company’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Adam E. Daley, Anil Tammineedi and Lisa L. Troe, will expire at the Company’s second annual meeting of stockholders. The term of office of the third class of directors, consisting of David Buzby, John Carrington and Michael C. Morgan, will expire at the Company’s third annual meeting of stockholders.

Role of Board in Risk Oversight

The board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting to the board of directors by the audit committee. The audit committee represents the board of directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.

Committees of the Board of Directors

The Company’s board of directors has three standing committees: an audit committee, a compensation committee and a nominating, governance and sustainability committee. Each committee operates under a charter that has been approved by our board of directors and has the composition and responsibilities described below. The charter of each committee are available on the Company’s website at www.stem.com.

Our Chief Executive Officer, Chief Financial Officer and other executive officers regularly report to the non-executive directors and the audit, the compensation and the nominating, corporate governance and sustainability committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Audit Committee

Our board of directors has established an audit committee. The audit committee consists of Adam E. Daley, Anil Tammineedi and Lisa L. Troe, who serves as chairperson. Each member of the audit committee qualifies as an independent director under the NYSE listing standards and applicable SEC rules.

Each member of the audit committee meets the financial literacy requirements of NYSE listing standards and our board of directors has determined that Lisa L. Troe is as an “audit committee financial expert” as defined in applicable SEC rules.

The purpose of the audit committee is to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (i) the quality and integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent registered public accounting firm’s qualifications and independence, (iv) the performance of our internal audit function and (v) the performance of our independent registered public accounting firm.

Compensation Committee

Our board of directors has established a compensation committee. The compensation committee consists of David Buzby, Michael C. Morgan, who serves as chairperson, and Jane Woodward. Each member of the compensation committee qualifies as an independent director under the NYSE listing standards and applicable SEC rules.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (i) setting our compensation program and compensation of our executive officers and directors, (ii) monitoring our incentive and equity-based compensation plans and (iii) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Nominating, Governance and Sustainability Committee

Our board of directors has established a nominating, governance and sustainability committee. The nominating, governance and sustainability committee consists of Anil Tammineedi, Laura D’Andrea Tyson, who serves as chairperson, and Jane Woodward. Each member of the nominating, governance and sustainability committee qualifies as an independent director under the NYSE listing standards.

The primary purposes of our nominating, governance and sustainability committee is to assist the board in: (i) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (ii) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (iii) identifying members of the board of directors qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (iv) reviewing and recommending to the board of directors a set of corporate governance principles applicable to us, (v) overseeing the evaluation of the board of directors, (vi) overseeing and making recommendations to the board of directors regarding sustainability matters relevant to the Company’s business and (vii) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Director Nominations

Our nominating, governance and sustainability committee recommends to the board of directors candidates for nomination for election at the annual meeting of the stockholders. The board of directors also considers director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of David Buzby, Michael C. Morgan, who serves as chairperson, and Jane Woodward. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that will serve as a member of our board of directors or compensation committee.

Code of Business Conduct

We have adopted a code of business conduct (the “code of business conduct”) that applies to all of our directors, officers and employees, including our chief executive officer, chief financial officer, chief revenue officer and chief operating officer. Our code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the code of business conduct and charters for each of our committees will be provided without charge upon request from us and is available on our website at www.stem.com. We make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Corporate Governance Guidelines

Our board of directors has adopted a corporate governance guidelines in accordance with the corporate governance rules of the NYSE that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chair of the board, principal executive officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines is available on our website at https://s27.q4cdn.com/138752898/files/doc_downloads/gov/Corporate-Governance- Guidelines.pdf m.

EXECUTIVE AND DIRECTOR COMPENSATION

Overview

In accordance with SEC transition rules for “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, we have opted to comply with the SEC’s scaled down disclosure framework. These rules require compensation disclosure for the Company’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer who were serving as executive officers as of December 31, 2021. We refer to these individuals as our “named executive officers,” or “NEOs.”

For purposes of this executive compensation discussion, the names and positions of our named executive officers for the 2021 fiscal year were:

•	John Carrington, Chief Executive Officer;

•	William Bush, Chief Financial Officer; and

•	Larsh Johnson, Chief Technology Officer.

2021 Summary Compensation Table

The following table sets forth information concerning the compensation paid to the principal executive officer and the next two most highly compensated executive officers of the Company during the fiscal years ended December 31, 2021 and December 31, 2020 (the “named executive officers,” or “NEOs”).

The following table sets forth information concerning the compensation paid to our named executive officers.

Name and Principal Position	Year	Salary ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
John Carrington	2021	475,795	37,815,664	1,654,948	594,825	24,760	40,565,992
Chief Executive Officer	2020	395,521	—	4,210,065	350,625	—	4,956,211
William Bush	2021	374,167	2,938,958	$661,980	315,000	19,231	4,309,336
Chief Financial Officer	2020	350,000	—	1,878,363	150,000	—	2,378,363
Larsh Johnson	2021	350,000	2,867,180	579,227	238,875	12,736	4,048,018
Chief Technology Officer	2020	350,000	—	346,750	140,000	88,876	925,626

(1)	Amounts reflect salary actually paid to the NEOs in the years shown.
(2)

Amounts reflect the aggregate grant date fair value of time-vested restricted stock units (“RSUs”) granted to the NEOs in the years shown, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (ASC Topic 718), and based on the closing price of our common stock on July 2, 2021, the date of grant. These amounts may not correspond to the actual value eventually realized by each NEO because the value depends on the market value of our common stock at the time the award vests.

The amount for Mr. Carrington in the “Stock Awards” column for the 2021 fiscal year represents a Closing Grant of 1,000,000 RSUs in recognition of his leadership in closing the Merger, as defined and described below under “Elements of 2021 Total Direct Compensation; 2021 Decisions — Incentive Compensation Plans – Long-Term Equity Incentive.” To promote retention of Mr. Carrington during our critical transition to a public company, his RSU award will vest over seven years, with the first 3/7 of his award (43%) “cliff” vesting on April 28, 2024, subject to Mr. Carrington’s continued employment with the Company on such date, and the remainder of his RSU award vesting in equal annual installments over the remaining four years, subject to his continued employment through each applicable vesting date. Also reflects a 2021 LTI award of 39,463 RSUs to Mr. Carrington, which will vest in equal annual installments over four years from the date of grant.

As discussed in more detail under “Elements of 2021 Total Direct Compensation; 2021 Decisions — Long-Term Equity Incentive Awards,” the stock price used to determine the number of RSUs representing the NEOs’ Closing Grants (including Mr. Carrington’s) was the price of STPK common stock immediately prior to the date of the announcement of the Merger in December 2021, rather than the Company’s post-Merger stock price on the date on which the awards were granted. Such grant date was approximately six months after the date of the closing of the Merger (when we first became eligible to, and did, file a registration statement on Form S-8 with respect to our 2021 Equity Incentive Plan). As a result, the value of the Closing Grants as disclosed in the Summary Compensation Table above, which were computed in accordance with FASB ASC Topic 718, is significantly higher than the values of the Closing Grants contemplated when the Closing Grants were negotiated in December 2020.

(3)

Amounts reflect the aggregate grant date fair value of option awards granted to the NEOs in the years shown, computed in accordance with FASB ASC Topic 718. This amount reflects an accounting expense and does not correspond to actual value that may be realized by the NEOs in the future. A description of the methodologies and assumptions we use to value option awards, and the manner in which we recognize the related expense, are described in Note 15, “Stock-Based Compensation Expense,” to our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2021. The NEOs may never realize any value from these stock options and, to the extent that they do, the amounts realized may have no correlation to the amounts reported above.

(4)

Amounts reflect annual cash bonuses earned by the NEOs for the years shown. The NEOs were each eligible to receive bonuses determined as a percentage of their respective base salaries based on the achievement of pre-established financial and operational metrics.

(5)	Amounts for 2021 in this column reflect cash payments for unused vacation days.

Principal Objectives of the Company’s Compensation Program for Named Executive Officers

Historically, the Company’s executive compensation program has reflected a corporate culture focused on growth and development. The following objectives have guided the Company’s decisions with respect to the compensation provided to its named executive officers: attract, retain and incent highly effective executives who share the Company’s values and philosophy; align the interests of our named executive officers with the interests of the Company’s stockholders; and reward the Company’s named executive officers for creating value for the Company’s stockholders in the long-term.

Elements of Compensation

The primary elements of compensation for the Company’s named executive officers are base salary, annual cash performance bonuses or commission payments, and awards of stock options under the long-term equity compensation plan. The named executive officers also participate in employee benefit plans and programs that the Company makes available to its other full-time employees on the same basis and receive certain additional benefits and perquisites, as described below.

Base Salary

The Company pays its named executive officers a base salary to compensate them for the satisfactory performance of services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, responsibilities, and contributions to the Company. Base salaries for the Company’s named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent and were initially established in each named executive officer’s employment offer letter agreement. The annual base salaries of the Company’s named executive officers for 2021 and 2020 are set forth in the summary compensation table above.

Annual Cash Performance Bonuses

Historically, the Company’s named executive officers have been provided the opportunity to earn annual cash bonuses to compensate them for attaining annual company and individual performance goals. Each of these named executive officers has historically had an annual target bonus that is expressed as a percentage of his annual base salary. The initial annual target bonus percentages for Messrs. Carrington, Bush and Johnson are 110%, 75% and 65% of base salary, respectively.

The compensation committee of the board of directors of the Company maintains ultimate discretion over all bonus payouts (except as to the CEO, whose payout is approved by the board of directors), and no awards are paid unless approved by the board. Bonus awards for 2020 are set forth in the summary compensation table above.

On May 25, 2021, the Compensation Committee of the board of directors of the Company, adopted the Stem, Inc. 2021 Annual Incentive Plan (the “2021 Plan”), which is intended to provide a link between the compensation of participants and Company performance, to motivate participants to achieve individual and corporate performance goals and objectives and to enable the Company to attract and retain high quality executives. The Plan contains performance metrics for the calendar year 2021 performance period, based upon the Company’s 12-month pipeline, contracted backlog, revenue and adjusted EBITDA for 2021. Final payouts under the Plan will be determined by the Committee based upon Company performance relative to these performance metrics.

The following table summarizes the 2021 performance metrics, weighting per metric, the threshold and target goals per metric, actual performance per metric and actual performance as a percentage of the target, all as approved by our Compensation Committee:

Metric	Weighting	Threshold*		Target*		Actual		Payout (1)
12-month pipeline	15%	$1.75B		$2.5B		$4.0B		125%
Contracted backlog	35%	$181M		$258.0M		$449.0M		125%
Revenue	30%	$103M		$147.0M		$127.4M		87%
Adjusted EBITDA (2)	20%	($36M	)	($25.0M	)	($30.2M	)	80%
Payout		70%		100%				105%

*	For results between performance targets, payout is prorated.
(1)	The maximum potential payout that our NEOs can earn for each performance metric is 125% of target for above-target achievement.
(2)

Adjusted EBITDA reflects net loss before depreciation and amortization, including amortization of internally developed software, net interest expense, further adjusted to exclude stock-based compensation and other income and expense items, including the change in fair value of warrants and embedded derivatives. For a reconciliation of Adjusted EBITDA to net loss on a GAAP basis, see Appendix A.

Based on this performance, the Committee awarded bonuses to the NEOs under our 2021 AIP as follows:

Named Executive Officer	Target Bonus Payout	Actual Bonus Payout
Carrington	110%	115.5%
Bush	75%	78.75%
Johnson	65%	68.25%

Long-Term Equity Compensation

The Company maintained the 2009 Plan pursuant to which the NEOs have received stock options to acquire shares of common stock of the Company. When determining the number of stock options granted to an NEO, the

Company considered such executive’s expertise, level of responsibilities, and contributions to the success of the Company. In addition to rewarding the NEOs based on the performance of the Company, these stock options have also served to retain the services of such executives since such stock options have been subject to time-based vesting conditions. The stock options granted to the NEOs have typically vested over a four-year period based on such executive’s continued employment or engagement by the Company. Information regarding the stock options granted to the NEOs in prior years, including during fiscal year 2021, is set forth above in the “Summary Compensation Table” above and in the “Outstanding Equity Awards at 2021 Fiscal Year End” table below.

Long-Term Equity Incentive Awards.

Long-term equity incentive (“LTI”) awards are designed to give NEOs and other key employees a longer-term stake in the Company, provide incentives for the creation of sustained stockholder value, act as long-term retention and motivation tools, and directly tie employee and stockholder interests over the longer term.

When determining the amount of LTI awards granted to an NEO, the Company considers such executive’s expertise, level of responsibilities, and contributions to the success of the Company. In addition to rewarding the NEOs based on the performance of the Company, equity awards have also served to retain the services of such executives since such they are subject to time-based vesting conditions. LTI awards granted to the NEOs typically vest annually over a four-year period, subject to such executive’s continued employment with the Company. Information regarding the stock options and RSUs granted to the NEOs in 2021 and 2020 is set forth above in the “Summary Compensation Table” and the “Outstanding Equity Awards at 2021 Fiscal Year End” table.

As noted above, prior to the announcement of the Merger in December 2020, each of our NEOs agreed to enter into an employment agreement with STPK, the material terms of which were agreed upon following arms’ length negotiations with management of STPK. These employment agreements became effective upon the consummation of the Merger on the Closing Date. Under these employment agreements, each of the NEOs was entitled to receive a Closing Grant of time-based RSUs to be awarded after the closing of the Merger, with Messrs. Carrington, Bush and Johnson eligible to receive 1,000,000 RSUs, 65,000 RSUs and 65,000 RSUs, respectively. On the date immediately prior to the announcement of the Merger, STPK’s common stock was trading at or about its notional IPO value of $10 per share, meaning that the target value of Mr. Carrington’s RSU award prior to announcement of the Merger was approximately $10 million.

The Closing Grants were intended to reward the NEOs for their leadership and performance through the closing of the Merger and, in the case of Mr. Carrington, to secure his leadership for up to seven years as the Company made the critical transition from a private to public company. As noted above, to promote retention of Mr. Carrington during our critical transition to a public company, his RSU award will vest over seven years, with the first 3/7 of his award (43%) “cliff” vesting on April 28, 2024, subject to Mr. Carrington’s continued employment with the Company on such date, and the remainder of his RSU award vesting in equal annual installments over the remaining four years, subject to his continued employment through each applicable vesting date. The Closing Grants for Messrs. Bush and Johnson provide for “cliff” vesting of 100% of the award on the third anniversary of the closing date of the Merger, subject to their continued employment with the Company on such date.

These Closing Grants, although provided for in the Employment Agreements and approved by our Compensation Committee in May 2021, were not granted until July 2, 2021, after the Merger and the filing of our registration statement on Form S-8. The Compensation Committee’s intention and desired cadence in future years is to grant annual awards in the first quarter of each year to align with the Company’s compensation-planning cycle. Because of the need to file the registration statement on Form S-8 prior to issuing the Closing Grant RSUs, by the time the Closing Grants could be awarded the stock price had increased significantly, reflecting the efforts and success of the team. As a result, the value of the Closing Grants as disclosed herein, which was computed in accordance with FASB ASC Topic 718, is significantly higher than the value contemplated when the Closing Grants were negotiated prior to the announcement of the Merger in December 2020.

In addition to the Closing Grants, the Employment Agreements provide that the NEOs are entitled to “Annual LTI Grants,” with Mr. Carrington eligible to receive LTI awards in 2021 with a grant date fair value equal to approximately $2 million, and Messrs. Bush and Johnson eligible to receive LTI awards in 2021 with a grant date fair value equal to $800,000, in the case of Mr. Bush, and $700,000, in the case of Mr. Johnson. At its May 2021 meeting, the Committee approved these awards to be issued in the form of RSUs and stock options, resulting in grants of 39,463 RSUs and 98,658 stock options to Mr. Carrington; 15,785 RSUs and 39,463 stock options to Mr. Bush and 13,812 RSUs and 34,530 stock options to Mr. Johnson. Like the Closing Grants, the 2021 Annual LTI Grants to the NEOs were made on July 2, 2021. The Annual LTI Grants for 2021 for each of the NEOs provide for vesting in equal annual installments over four years following the closing date of the Merger.

401(k), Health, Welfare and Additional Benefits

The NEOs are eligible to participate in employee benefit plans and programs, including medical and dental benefits, flexible spending accounts, long-term care benefits, and short- and long-term disability and life insurance, to the same extent as the Company’s other full-time employees, subject to the terms and eligibility requirements of those plans. The NEOs have also participated in a 401(k) defined contribution plan, subject to limits imposed by the Internal Revenue Code, to the same extent as the Company’s other full- time employees. In addition, Mr. Johnson receives an annual housing allowance to facilitate his ability to secure housing closer to the Company’s headquarters in San Francisco, California.

Employment Arrangements

Prior to the Merger, the Company entered into employment offer letter agreements with each of its named executive officers.

The key terms of these agreements are described immediately below.

John Carrington

Mr. Carrington and the Company entered into an employment offer letter agreement on December 3, 2013 (the “Carrington Agreement”), which provided that Mr. Carrington would serve as the Chief Executive Officer of the Company. The Carrington Agreement did not include a fixed term but instead provided for employment with the Company on an at-will basis. Mr. Carrington’s annual base salary was initially set at $325,000 under the Carrington Agreement and was subsequently increased to $375,000 for 2019 and $515,000 for 2020. The Carrington Agreement also provided that Mr. Carrington would be eligible to earn an annual cash bonus determined as a percentage of his annual base salary based on the achievement of individual and companywide performance metrics. During fiscal year 2020, Mr. Carrington had an opportunity to earn a cash bonus of $400,000 representing 100% of his annual base salary. In order to receive an annual bonus, Mr. Carrington was required to remain continuously employed by the Company through the end of applicable bonus period. Typically, any bonuses earned by Mr. Carrington have been generally paid by the fifteenth day of the third month following the close of the Company’s fiscal year or March 15 following the calendar year in which the bonus was earned. The Company also reimbursed Mr. Carrington for expenses incurred in the course and scope of his employment. In addition, Mr. Carrington was eligible to participate in the employee benefit plans of general applicability maintained by the Company for other senior-level executives.

Mr. Carrington also received stock options under the 2009 Plan consistent with the terms set forth in the Carrington Agreement.

As a condition of employment, Mr. Carrington also entered into the “At Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement” with the Company (the “Restrictive Covenants Agreement”). This agreement includes a perpetual covenant prohibiting Mr. Carrington’s use and disclosure of confidential information. The agreement also provides for Mr. Carrington’s assignment of intellectual property to the Company. In addition, this agreement prohibits Mr. Carrington from soliciting employees of the Company during his service to the Company and for a period of twelve (12) months following his termination of service.

Mr. Carrington was also eligible to receive payments and benefits in connection with certain qualifying terminations of employment and a change in control of the Company. Such historical payments and benefits are described under “Severance and Change in Control Arrangements” below.

In connection with the Merger, Mr. Carrington entered into an employment agreement with the Company, which became effective as of the consummation of the Merger and superseded the Carrington Agreement. Such agreement is referred to herein as the “New Executive Agreement,” and the material terms of this agreement are summarized below under “New Executive Agreements”.

William Bush

Mr. Bush and the Company entered into an employment offer letter agreement on October 13, 2016 (the “Bush Agreement”), which provided that Mr. Bush would serve as the Chief Financial Officer of the Company. The Bush Agreement did not include a fixed term but instead provided for employment with the Company on an at-will basis. Mr. Bush’s annual base salary was initially set at $325,000 under the Bush Agreement and was subsequently increased to $350,000. The Bush Agreement also provided that Mr. Bush would be eligible to earn an annual cash bonus determined as a percentage of his annual base salary based on the achievement of individual and company-wide performance metrics. During fiscal year 2020, Mr. Bush had an opportunity to earn a cash bonus of up to $175,000 representing 50% of his annual base salary. Mr. Bush was eligible to receive all or a portion of such bonus depending on the level of performance with threshold achievement yielding 25% of his bonus, target achievement yielding 50% of his bonus and maximum achievement yielding 100% of his bonus. Typically, any bonuses earned by Mr. Bush have been generally paid by the fifteenth day of the third month following the close of the Company’s fiscal year or March 15 following the calendar year in which the bonus was earned. The Company also reimbursed Mr. Bush for expenses incurred in the course and scope of his employment. In addition, Mr. Bush was eligible to participate in the employee benefit plans of the Company.

Mr. Bush also received stock options under the 2009 Plan consistent with the terms set forth in the Bush Agreement.

As a condition of employment, Mr. Bush also entered into the Restrictive Covenants Agreement. This agreement includes a perpetual covenant prohibiting Mr. Bush’s use and disclosure of confidential information. The agreement also provides for Mr. Bush’s assignment of intellectual property to the Company.

In addition, this agreement prohibits Mr. Bush from soliciting employees of the Company during his service to the Company and for a period of twelve (12) months following his termination of service.

Mr. Bush was eligible to receive payments and benefits in connection with certain qualifying terminations of employment and a change in control of the Company. Such payments and benefits are described under “Severance and Change in Control Arrangements” below.

In connection with the Merger, Mr. Bush entered into an employment agreement with the Company, which became effective as of the consummation of the Merger and superseded the Bush Agreement. Such agreement is referred to herein as the “New Executive Agreement,” and the material terms of this agreement are summarized below under “New Executive Agreements”.

Larsh Johnson

Mr. Johnson and the Company entered into an employment offer letter agreement on November 19, 2015 (the “Johnson Agreement”), which provided that Mr. Johnson would serve as the Chief Technical Officer of the Company. The Johnson Agreement did not include a fixed term but instead provided for employment with the Company on an at-will basis. Mr. Johnson’s annual base salary was initially set at $325,000 under the Johnson Agreement and was subsequently increased to $350,000. The Johnson Agreement also provided that Mr. Johnson would be eligible to earn an annual cash bonus determined as a percentage of his annual base salary based on the achievement of individual and company-wide performance metrics. During fiscal year 2020, Mr. Johnson had an opportunity to earn a cash bonus of up to $175,000 representing 50% of his annual base salary. Mr. Johnson was eligible to receive all or a portion of such bonus depending on the level of performance with threshold achievement yielding 25% of his bonus, target achievement yielding 50% of his bonus and maximum achievement yielding 100% of his bonus. Typically, any bonuses earned by Mr. Johnson have been paid no later than the fifteenth day of the third month following the close of the Company’s fiscal year or March 15 following the calendar year in which the bonus was earned. The Company also reimbursed Mr. Johnson for expenses incurred in the course and scope of his employment. In addition, Mr. Johnson was eligible to participate in the employee benefit plans of the Company.

Mr. Johnson also received stock options under the 2009 Plan consistent with the terms set forth in the Johnson Agreement.

As a condition of employment, Mr. Johnson also entered into the Restrictive Covenants Agreement. This agreement includes a perpetual covenant prohibiting Mr. Johnson’s use and disclosure of confidential information. The agreement also provides for Mr. Johnson’s assignment of intellectual property to the Company. In addition, this agreement prohibits Mr. Johnson from soliciting employees of the Company during his service to the Company and for a period of twelve (12) months following his termination of service.

Mr. Johnson was eligible to receive payments and benefits in connection with certain qualifying terminations of employment and a change in control of the Company. Such payments and benefits are described under “Severance and Change in Control Arrangements” below.

In connection with the Merger, Mr. Johnson entered into an employment agreement with the Company, which became effective as of the consummation of the Merger and superseded the Johnson Agreement. Such agreement is referred to herein as the “New Executive Agreement,” and the material terms of this agreement are summarized below under “New Executive Agreements”.

Severance and Change in Control Arrangements

Historically, the Company’s named executive officers were eligible to receive payments and benefits in connection with a qualifying termination of employment and/or in the event of a change in control transaction under their employment offer letter agreements.

Carrington Agreement

Mr. Carrington was eligible to receive severance benefits in the event his status as a full-time employee or service provider was terminated by the Company without “Cause” or by Mr. Carrington for “Good Reason.” Specifically, he would have been eligible to receive (i) a lump sum payment equal to one (1) year of his annual base salary; (ii) reimbursements of any unreimbursed business expenses; (iii) a lump sum payment equal to a prorated bonus for the fiscal year in which his service to Stem terminated; (iv) accelerated vesting of half of his outstanding equity awards; and (v) a lump sum payment for the cost of the premiums that Mr. Carrington would pay for continuation of his health coverage for a period of one (1) year following his termination of service.

The Carrington Agreement entitled Mr. Carrington to receive a cash bonus in connection with a “Change of Control” (as defined under the 2009 Plan). The Merger did not constitute a Change of Control. In order to receive such a bonus, Mr. Carrington was required to have continuously served Stem as a full- time employee or service provider through the date of the Change of Control. Mr. Carrington would, however, have been eligible to receive such a bonus in the event his employment has been terminated without Cause within either the three-month period prior to the execution of a letter of intent or term sheet providing for a Change of Control or during the period following the execution of a letter of intent or term sheet and ending on the closing of the Change of Control described therein. Such cash bonus would have been equal to the lesser of (i) $3,000,000 of the total “Net Proceeds” (as defined in the Carrington Agreement) payable to the stockholders of Stem in connection with the Change of Control if the holders of Series A and Series B Preferred Stock had received $84,000,000 from the Net Proceeds or (ii) an amount equal to $3,000,000 multiplied by a percentage determined by dividing the amount received by the holders of Series A and Series B Preferred Stock from the Net Proceeds by $84,000,000. Mr. Carrington’s cash bonus would have been reduced by all cash payments or other property that he received in connection with the Change of Control due to his equity holdings of Stem.

The Carrington Agreement provided for the vesting of half of Mr. Carrington’s outstanding equity awards in the event of a Change of Control. The Carrington Agreement further provided for full vesting of Mr. Carrington’s equity awards if his status as a full-time employee or service provider had been terminated by Stem without Cause or by Mr. Carrington for “Good Reason” within twelve (12) months following a Change of Control.

Mr. Carrington’s receipt of severance payments and benefits under the Carrington Agreement would have been subject to his continuing compliance with the terms of the Carrington Agreement and the Restrictive Covenants Agreement and his execution and non-revocation of a separation agreement that included a general release of claims. The Carrington Agreement provided for an additional payment to Mr. Carrington to account for any excise tax payable under Sections 280G and 4999 of the Internal Revenue Code (including any associated taxes thereon).

In connection with the Merger, Mr. Carrington entered into an employment agreement with the Company, which became effective as of the consummation of the Merger and superseded the Carrington Agreement. Such agreement is referred to herein as the “New Executive Agreement,” and the material terms of this agreement are summarized below under “New Executive Agreements”.

Bush Agreement

Mr. Bush was eligible to receive severance benefits in the event his status as a full-time employee or service provider had been terminated by the Company without “Cause” or by Mr. Bush for “Good Reason.” In the event of such a termination of service, Mr. Bush would have been eligible to receive a lump sum payment equivalent to nine (9) months of his annual base salary and reimbursement for any unreimbursed business expenses.

The Bush Agreement provided for the following payments and benefits in the event that Mr. Bush’s continuous status as a full-time employee or service provider had been terminated within three (3) months prior to and six (6) months following a Change of Control (as defined in the 2009 Plan) either by Stem and/or any successor without Cause or by Mr. Bush for Good Reason: (i) a lump sum payment equivalent to nine (9) months’ worth of his annual base salary; (ii) a lump sum payment for the actual cost of the premiums that Mr. Bush would pay for continuation of his health and life insurance benefits for a period of nine (9) months; (iii) accelerated vesting of half of Mr. Bush’s outstanding equity awards; and (iv) reimbursement for any unreimbursed business expenses. The merger will not constitute a Change of Control.

Mr. Bush’s receipt of severance payments and benefits under the Bush Agreement would have been subject to his continuing compliance with the terms of the Bush Agreement and the Restrictive Covenants Agreement and his execution and non-revocation of a separation agreement that included a general release of claims.

In connection with the Merger, Mr. Bush entered into an employment agreement with the Company, which became effective as of the consummation of the Merger and superseded the Bush Agreement. Such agreement is referred to herein as the “New Executive Agreement,” and the material terms of this agreement are summarized below under “New Executive Agreements”.

Johnson Agreement

Mr. Johnson was eligible to receive severance benefits in the event his status as a full-time employee or service provider had been terminated by the Company without “Cause” or by Mr. Johnson for “Good Reason.” In the event of such a termination of service, Mr. Johnson would have been eligible to receive the following: (i) accelerated vesting of half of Mr. Johnson’s outstanding equity awards; (ii) a lump sum payment equivalent to nine (9) months of his annual base salary; and (iii) reimbursement for any unreimbursed business expenses.

The Johnson Agreement provided for the following payments and benefits in the event that Mr. Johnson’s continuous status as a full-time employee or service provider had been terminated within three (3) months prior to and twelve (12) months following a Change of Control (as defined in the 2009 Plan) either by Stem and/or any successor without Cause or by Mr. Johnson for Good Reason: (i) a lump sum payment equivalent to nine (9) months’ worth of his annual base salary; (ii) a lump sum payment for the actual cost of the premiums that Mr. Johnson would pay for continuation of his health and life insurance benefits for a period of nine (9) months; (iii) accelerated vesting of 100% of Mr. Johnson’s outstanding equity awards; and (iv) reimbursement for any unreimbursed business expenses. The merger will not constitute a Change of Control.

Mr. Johnson’s receipt of severance payments and benefits under the Johnson Agreement would have been subject to his continuing compliance with the terms of the Johnson Agreement and the Restrictive Covenants Agreement and his execution and non-revocation of a separation agreement that included a general release of claims.

In connection with the Merger, Mr. Johnson entered into an employment agreement with the Company, which became effective as of the consummation of the Merger and superseded the Johnson Agreement. Such agreement is referred to herein as the “New Executive Agreement,” and the material terms of this agreement are summarized below under “New Executive Agreements”.

Outstanding Equity Awards at 2021 Fiscal Year End

The following table sets forth information regarding equity awards held by our named executive officers as of December 31, 2021:

Name	Grant Date		Option Awards (1)				Stock Awards
			Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)*
John Carrington	2/8/2015		121,683	0	0.97	2/8/2025
	2/8/2015		933,838	0	0.97	2/8/2025
	10/28/2015		1,005,613	0	1.25	10/28/2025
	10/22/2019		1,141,173	24,281	2.41	10/22/2029
	12/3/2020		195,709	587,123	6.81	12/2/2030
	12/3/2020		204,600	0	6.81	12/2/2030
	5/28/2021			98,658	25.34	5/27/2031
	7/2/2021	(2)					1,000,000	18,970,000
	7/2/2021	(2)					39,463	748,613
William Bush	5/30/2017		495,232	0	1.67	5/30/2027
	10/22/2019		280,569	5,970	2.41	10/21/2029
	12/3/2020		85,494	256,483	6.81	12/2/2030
	12/3/2020		99,608	0	6.81	12/2/2030
	5/28/2021			39,463	25.34	5/27/2031
	7/2/2021	(3)					65,000	1,233,050
	7/2/2021	(3)					15,785	299,441
Larsh Johnson	8/10/2016		243,512	0	0.36	8/10/2026
	10/22/2019		272,733	5,803	0.52	10/21/2029
	12/3/2020		90,455	0	1.47	12/2/2030
	5/28/2021			34,530	25.34	5/27/2031
	7/2/2021	(4)					65,000	1,233,050
	7/2/2021	(4)					13,812	262,014

*	Market values in the final column were determined by multiplying the number of units of stock by $18.97, the closing price of our common stock on December 31, 2021, the last trading day of the year.
(1)

On April 27, 2021, our stockholders approved the Stem, Inc. 2021 Equity Incentive Plan (the “2021 Plan”). Prior to that date, equity awards were granted under the Stem, Inc. 2009 Equity Incentive Plan (the “2009 Plan”). Following the adoption of the 2021 Plan, no further grants of awards have been made or will be made under the 2009 Plan. Other than certain stock options granted on December 3, 2020 and as otherwise noted below, options disclosed in this table generally vest over four years, with 25% of the option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the option vesting monthly thereafter through the four-year anniversary of the vesting commencement date, subject to the named executive officer’s continued employment with the Company through the applicable vesting dates.

(2)

Mr. Carrington was awarded a Closing Grant of 1,000,000 RSUs in recognition of his leadership in closing the Merger and for retention purposes, as defined and described below under “Elements of 2021 Total Direct Compensation; 2021 Decisions — Incentive Compensation Plans – Long-Term Equity Incentive.” To promote retention of Mr. Carrington during our critical transition to a public company, his Closing Grant will vest over seven years, with the first 3/7 of his award (43%) “cliff” vesting on April 28, 2024, subject to Mr. Carrington’s continued employment with the Company on such date, and the remainder of his RSU award vesting in equal annual installments over the remaining four years, subject to his continued employment through each applicable vesting date. Also reflects a 2021 LTI award of 39,463 RSUs to Mr. Carrington, which will vest in equal annual installments over four years from the date of grant.

(3)

Mr. Bush was awarded a Closing Grant of 65,000 time-based RSUs in recognition of his leadership in closing the Merger. The RSU award vests 100% on April 28, 2024, subject to his continued employment with the Company on such date. Also reflects a 2021 LTI award of 15,785 RSUs to Mr. Bush, which will vest in equal annual installments over four years from the date of grant.

(4)

Mr. Johnson was awarded a Closing Grant of 65,000 time-based RSUs in recognition of his leadership in closing the Merger. The RSU award vests 100% on April 28, 2024, subject to his continued employment with the Company on such date. Also reflects a 2021 LTI award of 13,812 RSUs to Mr. Johnson, which will vest in equal annual installments over four years from the date of grant.

Stem, Inc. 2009 Equity Incentive Plan

Stem maintains the 2009 Plan, which originally became effective in March 2009 and was amended on February 17, 2015. The 2009 Plan was adopted to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of the Company’s business. The 2009 Plan allows for the grant of stock options (both incentive stock options and “non-qualified” stock options), stock appreciation rights, restricted stock and restricted stock units. Following the adoption of the Incentive Plan, no further grants of awards have been made nor will be made under the 2009 Plan.

The following description of the 2009 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2009 Plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2009 Plan in its entirety.

Administration

The 2009 Plan is administered by the board of directors, or a committee of the board, as contemplated by the 2009 Plan. The board or committee has broad authority, subject to the provisions of the 2009 Plan, to administer and interpret the 2009 Plan. All decisions and actions of the administrator will be final.

Stock Subject to 2009 Plan

As described below, upon effectiveness of the Incentive Plan, no new grants of awards will be made under the 2009 Plan.

As of December 31, 2021, the aggregate number of shares of common stock that may be issued pursuant to the settlement or exercise, as applicable, of outstanding awards granted under the 2009 Plan was 51,379,939.

Stock Options

All stock options granted under the 2009 Plan are evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not exceed ten (10) years, and other terms and conditions. Subject to the express provisions of the 2009 Plan, options generally may be exercised over such period, in installments or otherwise, as the administrator may determine. The exercise price for any stock option granted generally may not be less than the fair market value of the common stock subject to that option on the grant date. The exercise price may be paid in cash, check; promissory note (if permissible under applicable law), other shares, consideration received by Stem under a cashless exercise program (whether through a broker or otherwise) implemented by Stem in connection with the 2009 Plan, by net exercise, or such other consideration and method of payment for the issuance of shares to the extent permitted by applicable laws, or any combination of the foregoing methods of payment.

Transferability

Options generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent or distribution, and each option may be exercised only by the participant during his or her lifetime or by the participant’s estate or by a person who acquires the right to exercise the option following the death of the participant.

Amendment and Termination

The board of directors has the right to amend, alter, suspend or terminate the 2009 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2009 Plan will be made that would impair the rights of the holder, unless mutually agreed otherwise between the administrator and the participant in writing. The 2009 Plan has been adopted by the board of directors and the stockholders of Stem and will automatically terminate, unless earlier terminated by the board of directors, ten (10) years after approval by the board of directors.

2021 Equity Incentive Plan

At the special meeting of STPK’s stockholders in lieu of the Company’s 2021 annual meeting held on April 27, 2021, the stockholders of the Company considered and approved the Stem, Inc. 2021 Stock Incentive Plan (the “Incentive Plan”). The Incentive Plan was previously approved, subject to stockholder approval, by the STPK board of directors on December 3, 2020.

The following description of the Incentive Plan is not intended to be complete and is qualified in its entirety by the complete text of the Incentive Plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the Incentive Plan in its entirety.

Purpose of the Incentive Plan

The Incentive Plan is intended to help us secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for our success and the success of the Company’s affiliates and provide a means by which the eligible recipients may benefit from increases in the value of its common stock.

Eligibility

Awards may be granted to our and our subsidiaries’ employees, including officers, non-employee directors and consultants. Only our employees and those of our subsidiaries are eligible to receive incentive stock options.

Types of Awards

The Incentive Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards and performance cash awards.

Authorized Shares

Subject to adjustment for certain dilutive or related events, the aggregate maximum number of shares of our Common Stock that may be issued pursuant to stock awards under the Incentive Plan is 23,722,254 shares of Common Stock (the “Share Reserve”).

The Share Reserve will not be reduced if an award or any portion thereof (i) expires, is cancelled or forfeited or otherwise terminates without all of the shares covered by such award having been issued or (ii) is settled in cash. If any shares of common stock issued under an award are forfeited back to or repurchased by us, such shares will revert to and again be made available for issuance under the Incentive Plan. Any shares retained or not issued by us in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of an award will also again become available for issuance under the Incentive Plan.

The aggregate maximum number of shares of common stock that may be issued on the exercise of incentive stock options is 23,722,254.

In a single fiscal year, a non-employee director may not be granted awards under the Incentive Plan for such individual’s service on the board of directors of the Company having a value that, together with cash fees paid to such individual for service on the board of directors of the Company, exceed $600,000.

Shares issued under the Incentive Plan may consist of our authorized but unissued or reacquired common stock, including shares repurchased by us on the open market or otherwise or shares classified as treasury shares.

Plan Administration

Our board of directors has the authority to administer the Incentive Plan, including the powers to: (i) determine who will be granted awards and what type of award, when and how each award will be granted, the provisions of each award (which need not be identical), the number of shares or cash value subject to an award and the fair market value applicable to an award; (ii) construe and interpret the Incentive Plan and awards granted thereunder and establish, amend and revoke rules and regulations for administration of the Incentive Plan and awards, including the ability to correct any defect, omission or inconsistency in the Incentive Plan or any award document; (iii) settle all controversies regarding the Incentive Plan and awards granted thereunder; (iv) accelerate or extend, in whole or in part, the time during which an award may be exercised or vested or at which cash or shares may be issued; (v) suspend or terminate the Incentive Plan; (vi) amend the Incentive Plan; (vii) submit any amendment to the Incentive Plan for stockholder approval; (viii) approve forms of award documents for use under the Incentive Plan and to amend the terms of any one or more outstanding awards; (ix) generally exercise such powers and perform such acts as our board of directors may deem necessary or expedient to promote our best interests and that are not in conflict with the provisions of the Incentive Plan or any award documents; and (x) adopt procedures and sub-plans as are necessary or appropriate.

Subject to the provisions of the Incentive Plan, our board of directors may delegate all or some of the administration of the Incentive Plan to a committee of one or more directors and may delegate to one or more officers the authority to designate employees who are not officers to be recipients of options and stock appreciation rights (and, to the extent permitted by applicable law, other stock awards) and, to the extent permitted by applicable law, to determine the terms of such awards and the number of shares of common stock to be subject to such stock awards granted to such employees. Unless otherwise provided by our board of directors, delegation of authority by our board of directors to a committee or an officer will not limit the authority of our board of directors. All determinations, interpretations and constructions made by our board of directors (or another authorized committee or officer exercising powers delegated by our board of directors) in good faith will be final, binding and conclusive on all persons.

Stock Options

A stock option may be granted as an incentive stock option or a nonqualified stock option. The option exercise price may not be less than the fair market value of the stock subject to the option on the date the option is granted (or, with respect to incentive stock options, less than 110% of the fair market value if the recipient owns stock possessing more than 10% of the total combined voting power of all classes of our stock or the stock of any affiliate (a “Ten Percent Stockholder”)) unless the option was granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A and, if applicable, Section 424(a) of the Code. Options will not be exercisable after the expiration of ten (10) years from the date of grant (or five (5) years, in the case of an incentive stock option issued to a Ten Percent Stockholder). Each award agreement will set forth the number of shares subject to each option. The purchase price of any shares acquired pursuant to an option may be payable in cash, check, bank draft, money order, net exercise or as otherwise determined by our board of directors and set forth in the award agreement, including through an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under the option and the delivery of previously owned shares. The vesting schedule applicable to any option, including any performance conditions, will be as set forth in the award agreement.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right that entitles the participant to receive, in cash or shares of stock or a combination thereof, as determined by our board of directors, value equal to or otherwise based on the excess of (i) the fair market value of a specified number of shares at the time of exercise over (ii) the exercise price of the right, as established by our board of directors on the date of grant. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the stock at the time of exercise exceeds the exercise price of the SAR. The exercise price of each SAR may not be less than the fair market value of the stock subject to the award on the date the SAR is granted, unless the SAR was granted pursuant to an assumption of or substitution for another option in a manner satisfying the provisions of Section 409A. SARs will not be exercisable after the expiration of ten (10) years from the date of grant. Each award agreement will set forth the number of shares subject to the SAR. The vesting schedule applicable to any SAR, including any performance conditions, will be as set forth in the award agreement.

Provisions Applicable to Both Options and SARs.

Transferability. Our board of directors may, in its sole discretion, impose limitations on the transferability of options and SARs. Unless our board of directors provides otherwise, an option or SAR will not be transferable except by will or the laws of descent and distribution and will be exercisable during the lifetime of a participant only by such participant. Our board of directors may permit transfer of an option or SAR in a manner not prohibited by applicable law. Subject to approval by our board of directors, an option or SAR may be transferred pursuant to the terms of a domestic relations order or similar instrument or pursuant to a beneficiary designation.

Termination of Service. Except as otherwise provided in an applicable award document or other agreement between us or any affiliate and a participant, upon a termination for any reason other than for cause or due to death or disability, a participant may exercise his or her option or SAR (to the extent such award was exercisable as of the date of termination) for a period of three (3) months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant’s disability, unless otherwise provided in an applicable award or other agreement, the participant may exercise his or her option or SAR (to the extent that such award was exercisable as of the date of termination) for a period of twelve (12) months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant’s death, unless otherwise provided in an applicable award or other agreement, the participant’s estate may exercise the option or SAR (to the extent such award was exercisable as of the termination date) for a period of eighteen (18) months following the termination date or, if earlier, until the expiration of the term of such award. Unless provided otherwise in an award or other agreement, an option or SAR will terminate on the date that a participant is terminated for cause and the participant will not be permitted to exercise such award.

No Repricing. Neither a stock option nor SAR may be modified to reduce its exercise price nor may (i) a new stock option, SAR or other award at a lower price be substituted or exchanged for a surrendered stock option or SAR, (ii) any option or SAR with an exercise price that exceeds the fair market value of a share of common stock be exchanged for a new option, SAR, cash or other consideration or (iii) any action be taken that would be considered a “repricing” of an option or SAR under the applicable listing standards of the national securities exchange on which the common stock is listed, if any (other than adjustments or substitutions in accordance with adjustment provisions of the Incentive Plan), unless such action is approved by the stockholders of the Company.

Awards Other Than Options and SARs.

Restricted Stock and Restricted Stock Units. Restricted Stock are awards of shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment) and terms as our board of directors deems appropriate. Restricted stock units (“RSUs”) are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment) and terms as our board of directors deems appropriate. Each award document evidencing a grant of restricted stock or RSUs will set forth the terms and conditions of each award, including vesting and forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents.

Performance Awards. A performance award is a stock or cash award that is payable contingent upon the attainment during a performance period of certain performance goals. A performance award may, but need not, require the completion of a specified period of service. The length of any performance period, the applicable performance goals and the measurement of whether and to what degree such performance goals have been attained will be as determined by the compensation committee, our board of directors or an authorized officer. We retain the discretion to reduce or eliminate the compensation or economic benefit upon the attainment of any performance goals and to define the manner of calculating the performance criteria it selects to use for a performance period.

Cash Awards. A cash award is granted and/or becomes payable upon the completion of a specified period of service or on a fully discretionary basis. The length of any applicable period of service will be determined by the compensation committee, our board of directors or an authorized officer.

Certain Adjustments.

In the event of any change in our capitalization, our board of directors will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Incentive Plan; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options; and (iii) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding stock awards. Our board of directors will make such adjustments, and its determination will be final, binding and conclusive. Unless provided otherwise in an award or other agreement, in the event of our dissolution or liquidation, all outstanding stock awards (other than stock awards consisting of vested and outstanding shares of our common stock not subject to a forfeiture condition or our right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of common stock subject to our repurchase rights or subject to forfeiture may be repurchased or reacquired by us notwithstanding the fact that the holder of such stock award is providing continuous service; provided, however, that our board of directors may, in its sole discretion, provide that some or all stock awards will become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent not already expired or terminated) before the dissolution or liquidation is completed but contingent upon its completion.

Change in Control.

Unless provided otherwise in an award agreement or other agreement between us or an affiliate and the participant, in the event of Change in Control (as defined in the Incentive Plan), our board of directors will take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the Change in Control:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the company pursuant to the Change in Control);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by us in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii) accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as determined by our board of directors, with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us with respect to the award;

(v) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration, if any, as our board of directors, in its reasonable determination, may consider appropriate as an approximation of the value of the cancelled award; and

(vi) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment equal to the excess, if any, of (A) the value in the Change in Control of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise.

Our board of directors need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.

In the absence of any affirmative determination by our board of directors at the time of a Change in Control, each outstanding award will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, referred to as a successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent award, in which case the vesting of such award will accelerate in its entirety (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as our board of directors will determine (or, if our board of directors does not determine such a date, to the date that is five (5) days prior to the effective date of the Change in Control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective.

Acceleration of Awards upon a Change in Control.

An award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the award agreement for such award or as may be provided in any other written agreement between us or an affiliate and the participant, but in the absence of such provision, no such acceleration will occur.

Termination and Amendment.

Our board of directors or the compensation committee may suspend or terminate the Incentive Plan at any time. No incentive stock options may be granted under the Incentive Plan after the tenth anniversary of the date our board of directors adopted the Incentive Plan. No awards may be granted under the Incentive Plan while the Incentive Plan is suspended or after it is terminated.

Actions Taken in 2021

Stem and STPK took certain actions during 2021 impacting the compensatory arrangements of the named executive officers of Stem.

New Executive Agreements

In connection with the Merger, each of the named executive officers of Stem entered into an employment agreement with the Company. Such agreement is referred to herein as the “New Executive Agreement,” and the material terms of this agreement are summarized below.

The New Executive Agreement became effective upon the consummation of the Merger and provides for an initial three (3) year term. It further provides for automatic renewals for an additional one year period unless the Company or the named executive officer provides written notice of non-renewal at least sixty (60) days prior to the end of the then-current term.

The New Executive Agreement sets forth the position in which the named executive officer will serve with Mr. Carrington serving as the Chief Executive Officer of the Company, Mr. Bush serving as the Chief Financial Officer of the Company and Mr. Johnson serving as the Chief Technology Officer of the Company. The agreement also sets forth each named executive officer’s annual base salary with Messrs. Carrington, Bush and Johnson entitled to receive $515,000 per year, $350,000 per year, and $350,000 per year, respectively. With respect to annual cash bonuses, each named executive officer will be eligible to receive an annual cash bonus determined as a percentage of his annual base salary. The target percentages for Messrs. Carrington, Bush and Johnson are 110%, 75% and 65%, respectively.

The New Executive Agreement further provides that each named executive officer is eligible to participate in the 2020 Incentive Plan, or the “Incentive Plan,” and that each named executive officer will receive a “Closing Grant” of time-based restricted stock units under the Incentive Plan with Messrs. Carrington, Bush and Johnson eligible to receive one million restricted stock units, 65,000 restricted stock units and 65,000 restricted stock units, respectively. In addition, Mr. Carrington will be eligible to receive a number of restricted stock units with a grant date fair value equal to approximately $2 million in each of 2021, 2022 and 2023. Messrs. Bush and Johnson will be eligible to receive a number of restricted stock units in 2021 with a grant date fair value equal to approximately $800,000, in the case of Mr. Bush, and $700,000, in the case of Mr. Johnson.

Under the New Executive Agreement, each named executive officer is eligible to participate in all benefit plans and programs of the Company available to similarly situated executives of the Company, subject to the terms and conditions of such plans and programs as in effect from time to time.

Under the New Executive Agreement, each of the named executive officers is eligible to receive severance payments and benefits in connection with certain qualifying terminations of employment, as well as enhanced severance payments and benefits if such qualifying terminations of employment occur in connection with a “Change in Control” (as defined in the Incentive Plan). The “Change in Control Period” in the New Executive Agreement commences three (3) months prior to the occurrence of the Change in Control and ends twelve (12) months following the Change in Control.

Upon a termination without “Cause” (other than a termination due to death or disability) or resignation for “Good Reason,” in each case, outside of the Change in Control Period, each named executive officer would be eligible to receive: (i) payment of any bonus earned, but not yet paid for the year prior to the year of termination; (ii) an amount equal to twelve (12) months (in the case of Mr. Carrington) or nine (9) months (in the case of Messrs. Bush and Johnson) of his annual base salary in effect immediately prior to termination (the “Non-CIC Cash Severance”); (iii) payment of a pro-rata bonus for the year of termination based on actual performance; (iv) accelerated vesting of the portion of the Closing Grant that would have otherwise vested within twelve

(12) months (in the case of Mr. Carrington) or six (6) months (in the case of Messrs. Bush and Johnson) following the date of termination assuming employment had continued through such date (the “Non-CIC Equity Acceleration”); and (v) payment or reimbursement for the premiums that the named executive officer would be required to pay to maintain continued health coverage under COBRA for a period of up to twelve (12) months (in the case of Mr. Carrington) or nine (9) months (in the case of Messrs. Bush and Johnson) following the date of termination (the “Non-CIC COBRA Benefit”). Receipt of such payments and benefits would be subject to the named executive officer’s execution and non-revocation of a release of claims and his continued compliance with the covenants set forth in the New Executive Agreement.

Upon a termination without Cause (other than a termination due to death or disability) or resignation for Good Reason, in each case, during the Change in Control Period, each named executive officer would be eligible to receive: (i) cash payment equal to two (2) times (in the case of Mr. Carrington) or (1) times (in the case of Messrs. Bush and Johnson) of the sum of the named executive officer’s annual base salary plus target bonus (the “CIC Cash Severance”); (ii) payment of any bonus earned, but not yet paid for the year prior to the year of termination; (iii) payment of a pro-rata bonus for the year of termination based on actual performance; (iv) full vesting of the Closing Grant (the “CIC Equity Acceleration”); and (v) payment or reimbursement for the premium that the named executive officer would be required to pay to maintain continued health coverage under COBRA for a period of up to eighteen (18) months (in the case of Mr. Carrington) or twelve (12) months (in the case of Messrs. Bush and Johnson) following the date of termination (the “CIC COBRA Benefit”). Receipt of such payments and benefits would be subject to the named executive officer’s execution and non-revocation of a release of claims and his continued compliance with the covenants set forth in the New Executive Agreement.

Under the New Executive Agreement, the named executive officer has an obligation not to compete with the Company or any of its affiliates or solicit the Company’s or its affiliates’ employees, customers, vendors or suppliers, in each case, in a defined market area during employment and, in the case of non- solicitation of employees only, for twelve (12) months following a termination of employment. In addition, the New Executive Agreement also includes customary confidentiality, intellectual property, cooperation and non- disparagement covenants.

The form of the New Executive Agreement is incorporated by reference herein. You are encouraged to read the form of the New Executive Agreement in its entirety.

Director Compensation

Individuals who served as directors of Stem during fiscal year 2021 did not receive compensation for their service as directors.

The board of directors of the Company approved a non-employee director compensation program on the terms described herein in connection with the Merger and the offering described in this prospectus

Under the non-employee director compensation program, each of the non-employee directors will be eligible to receive annual cash retainers for their service on the board of directors of the Company and the committees of such board. The expected cash retainers are set forth in the table immediately below. In addition, the Company will reimburse non-employee directors for reasonable travel expenses incurred by them in connection with attendance at meetings of the board of directors of the Company, in accordance with the Company’s expense reimbursement policy as in effect from time to time.

Position	Cash Retainer ($)
Board Member	$36,000
Non-Executive Chair of the Board	$45,000
Audit Committee Member	$10,000
Audit Committee Chair	$20,000
Compensation Committee Member	$6,000
Compensation Committee Chair	$12,000
Nominating, Governance and Sustainability Committee Member	$4,000
Nominating, Governance and Sustainability Committee Chair	$8,000

Non-employee directors are also expected to be granted an annual award of restricted stock units valued at $140,000, which award is expected to vest on the one-year anniversary of the date of grant, subject to the director’s continuous service.

Under the Incentive Plan, in a single fiscal year, a non-employee director may not be granted awards for such individual’s service on the board of directors of the Company having a value that, together with cash fees paid to such individual for service on the board of directors of the Company, exceed $600,000.

2021 Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation ($)	Total ($)
David Buzby	37,040	200,963	—	238,003
Adam E. Daley	19,585	200,963	—	220,548
Alec Litowitz	—	—	—	—
Michael C. Morgan	20,436	200,963	—	221,399
Desiree Rogers	—	—	—	—
C. Park Shaper	—	—	—	—
Anil Tammineedi	21,288	200,963	—	222,251
Lisa L. Troe	23,840	200,963	—	224,803
Laura D’Andrea Tyson	18,733	200,963	—	219,696
Jane Woodward	19,585	200,963	—	220,548

(1)

Amounts reported reflect cash fees actually paid in 2021 for services as a director, for periods post-April 28, 2021, the date of the closing of the Merger. Directors received no cash fees prior to the Merger. Ms. Rogers, and Messrs. Litowitz and Shaper, served on the Board prior to the closing of the Merger.

(2)

Amounts reported reflect the aggregate grant date fair value of RSUs, calculated in accordance with FASB ASC Topic 718 and based on the closing price of our common stock on July 2, 2021, the date of grant. Amounts reported are greater than the target value of $140,000 due to an increase in the market value of our common stock between May 25, 2021 (the date the awards were approved by the Compensation Committee) and the grant date. These amounts may not correspond to the actual value eventually realized by each director because the value depends on the market value of our common stock at the time the award vests.

Non-employee directors who begin their Board, Board Chair, committee or committee chair service after the Annual Meeting receive a prorated amount of annual compensation. Stem also reimburses non-employee directors for reasonable travel and other business expenses incurred in the performance of their services for Stem, in accordance with Stem’s expense reimbursement policy as in effect from time to time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

The following is a summary of each transaction or series of similar transactions since January 1, 2019, or any currently proposed transaction, to which we (as Stem or Legacy Stem, as applicable) were or are a party in which:

•	the amount involved exceeds $120,000; and

•

any “related person,” including our directors or executive officers (including those that continued as directors or executive officers following the Merger), any holder of 5% or more of our common stock or any member of his or her immediate family, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the sections titled “Executive Compensation” and “Director Compensation” or that were approved by our Compensation Committee.

Related Party Transactions — Stem

Investor Rights Agreement

In connection with the Merger, Star Peak Sponsor LLC (the “Sponsor”), certain substantial holders of the Company’s common stock (determined on an as-converted basis) (the “New Holders”), STPK’s officers and directors and their affiliates, the Company’s Chief Executive Officer and Chairman (together with the New Holders, the “Investors”) entered into the Investor Rights Agreement, which became effective upon the consummation of the Merger. In accordance with the Investor Rights Agreement, the Sponsor and the Investors and their permitted transferees are entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The Investor Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Pursuant to the Investor Rights Agreement, the New Holders agreed, subject to certain exceptions, (i) not to transfer or dispose of their Common Stock until (x) the earlier of six (6) months after the consummation of the Merger and (y) the date after the closing on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their equity holdings in the Company for cash, securities or other property, and (ii) not engage, directly or indirectly, in any short sales or other hedging or derivative transactions involving the Company’s common stock or warrants until six (6) months after the consummation of the Merger. In addition, STPK’s officers and directors and their affiliates, the Company’s Chief Executive Officer and Chairman agreed, subject to certain exceptions, not to transfer or dispose of their common stock during the period from the date of the closing of the merger through the earlier of (i) the first anniversary of the consummation of merger, (ii) the date that the closing price of the common stock equals or exceeds $12.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for twenty (20) trading days within any thirty (30) trading day period following the 150th day following the Merger and (iii) the consummation of a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

RWE Warrant

On April 28, 2021, Stem issued to RWE Supply & Trading GmbH (“RWE”) a warrant to purchase 350,000 shares of Stem Common Stock at an exercise price of $0.01 per share (the “RWE Warrant”) during the period commencing on the date of issuance of the RWE Warrant until the earliest to occur of (x) 5:00 p.m., New York City time on the date that is five (5) years after the date on which such RWE Warrant is issued and (y) the liquidation of the Company in accordance with the Company’s amended and restated certificate of incorporation, as amended from time to time. The RWE Warrant and any shares underlying the RWE Warrant have not been registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The RWE Warrant was issued to RWE in connection with STPK, Legacy Stem and RWE entering into a Strategic Relationship Agreement, dated April 7, 2021 (the “Strategic Relationship Agreement”), that, among other matters, provided for certain commercial initiatives between the Company and RWE to facilitate the sale of the Company’s products and services. On May 6, 2021, RWE elected to exercise the RWE Warrant and purchase 350,000 shares of the Company’s common stock.

Warrant Exchange Agreement

On June 25, 2021, Stem entered into that certain Warrant Exchange Agreement, by and between Stem, the Sponsor and Star Peak Sponsor WarrantCo LLC, a Delaware limited liability company (“WarrantCo” and, together with Sponsor, the “Exchange Sellers”), pursuant to which the Exchange Sellers exchanged 7,181,134 Private Placement Warrants for 4,683,349 shares of common stock (the “Exchange Shares”), on the terms and conditions set forth therein (the “Exchange”). The exchange calculation was based on a Black-Scholes calculation that utilized, among other factors, the trading volatility of a group of peer companies, given the limited trading history of the Company’s common stock. The Exchange Shares have not been registered under the Securities Act, in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.

STPK Private Placement Warrants

Simultaneously with the closing of STPK’s initial public offering, STPK consummated the Private Placement of 6,733,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of $10.1 million. In connection with the consummation of the sale of additional Units pursuant to the underwriters’ over-allotment option, on August 26, 2020, the Company sold an additional 447,801 Private Placement Warrants to the Sponsor, generating additional gross proceeds of approximately $0.7 million. On June 25, 2021, all of the Private Placement Warrants were cancelled and exchanged pursuant to the terms and conditions of the Exchange (as defined herein).

STPK Promissory Note

The Sponsor agreed to loan STPK up to $300,000 to cover expenses related to the IPO pursuant to a promissory note, dated November 8, 2018 and later amended on July 10, 2020 (the “STPK Note”). This loan was non-interest bearing. In 2018 and 2019, STPK borrowed approximately $182,000 under the STPK Note and repaid approximately $125,000 in September 2019. In July 2020, STPK borrowed an additional $235,000 under the STPK Note. STPK fully repaid the remaining balance of the STPK Note of approximately $292,000 on August 20, 2020.

STPK Administrative Service Agreement

Commencing on the date that STPK’s securities were first listed on the NYSE, STPK agreed to pay an affiliate of the Sponsor of total $10,000 per month for office space, utilities, secretarial support and administrative services. Upon completion of the Merger, the Company ceased paying these monthly fees.

Related Party Transactions – Legacy Stem

Legacy Stem Investors’ Rights Agreement

Legacy Stem was a party to a Fifth Amended and Restated Investors’ Rights Agreement, dated as of June 18, 2019 (the “Legacy Stem Investors’ Rights Agreement”), with certain holders of Legacy Stem’s capital stock and warrants. The Legacy Stem Investors’ Rights Agreement provided, among other things, that certain holders of Legacy Stem’s capital stock and warrants have the right to request that Stem file a registration statement, and/or request that their shares be covered by a registration statement that Stem is otherwise filing, subject to certain exceptions. In connection with the Merger, the Legacy Stem Investors’ Rights Agreement was terminated and none of Legacy Stem’s holders of capital stock and warrants have any special registration rights with respect to Stem’s securities.

Legacy Stem Voting Agreement

Legacy Stem was a party to a Fifth Amended and Restated Voting Agreement, dated as of June 18, 2019 (the “Legacy Stem Voting Agreement”), under which certain holders of Legacy Stem’s capital stock agreed to vote their shares on certain matters, including with respect to the election of directors. In connection with the Merger, the Legacy Stem Voting Agreement was terminated and none of Legacy Stem’s stockholders have any special rights regarding the election or designation of members of Stem’s board of directors, the voting of Stem’s capital stock, or the restrictions on transfer of Stem’s capital stock pursuant to the Legacy Stem Voting Agreement.

Legacy Stem Right of First Refusal and Co-Sale Agreement

Legacy Stem was a party to a Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of June 18, 2019 (the “Legacy Stem Right of First Refusal and Co-Sale Agreement”), with certain holders of Legacy Stem’s capital stock. The Right of First Refusal and Co-Sale Agreement provided for rights of first refusal and co-sale relating to the shares of Legacy Stem’s common stock held by certain parties to the Right of First Refusal and Co-Sale Agreement. In connection with the Merger, the Right of First Refusal and Co-Sale Agreement was terminated.

Indemnification Agreements

Legacy Stem entered into indemnification agreements with each of its then-current directors and officers.

Convertible Notes 2019 and 2020

In several closing throughout 2019 and 2020, Stem issued and sold convertible promissory notes (the “2019 Convertible Notes”) payable to various investors with aggregate gross proceeds of $98,875,394 of which $77,533,277 were sold to related parties. The 2019 Convertible Notes accrue interest at 8% per annum and are automatically convertible, contingent upon the occurrence of certain events, most notable a qualified financing (a “Qualified Financing”), defined as the issuance and sale of a minimum amount of additional common stock or the next series of preferred stock of Stem (“Financing Stock”). The conversion price is defined as a price per share equal to 85% of the price per share (“Offer Price”) paid by the other purchase of the Financing Stock sold in the Qualified Financing. The 2019 Convertible Notes are convertible into the number of shares of Financing Stock needed to settle all of the aggregate amount of principal and unpaid interest owed to the investor, which is based on the ultimate price per share associated with the Financing Stock.

At the time of the 2019 Convertible Notes offerings, Stem allowed certain existing investors who participated in the 2019 Convertible Notes offering to exchange existing holdings of preferred shares and common shares for shares of Stem’s Series D’ Preferred Stock. The exchange ratios were based on the liquidation preference that such holders of preferred stock that was junior to the Stem Series D’ Preferred Stock will receive the same aggregate liquidation value and dividend before and after the exchange.

The table below summarizes these sales and the conversion.

Investor	Shares of Series D’ Preferred Stock Received		Aggregate Principal Amount ($)
2561549 Ontario Limited (1)	19,574,579		14,649,022
RWE Supply & Trading GMBH (2)	17,418,622		9,654,893
Angeleno Investors III, L.P. (3)	14,709,373		9,264,648
Activate Capital Partners, L.P. (4)	9,787,290		7,063,722
Mitsui & Co., Ltd. (5)	3,250,966		2,000,000
David Buzby (6)	254,888		2,000,000
Copec Overseas S.P.A. (7)	19,711,869	(8)	30,000,000	(8)

(1)	Mr. Leufkens, a member of Stem’s board of directors, is a director of an affiliate of 2561549 Ontario Limited, which holds more than 5% of Stem’s capital stock.
(2)	Mr. O’Reilly, a member of Stem’s board of directors, is an employee of RWE Supply & Trading GMBH, which holds more than 5% of Stem’s capital stock.
(3)	Mr. Tammineedi, a member of Stem’s board of directors, is a principal of an affiliate of Angeleno Investors III, L.P., which holds more than 5% of Stem’s capital stock.
(4)	Mr. Jacob, a member of Stem’s board of directors, is a managing director of an affiliate of Activate Capital Partners, L.P., which holds more than 5% of Stem’s capital stock.
(5)	Mr. Kurihara, a member of Stem’s board of directors, is an employee of Mitsui & Co., Ltd., which holds more than 5% of Stem’s capital stock.
(6)	Mr. Buzby is a member of Stem’s board of directors.
(7)	Holds more than 5% of Stem’s capital stock.
(8)	In August 2019, Copec Overseas S.P.A. converted the outstanding note into Stem’s Series D’ Preferred Stock.

In connection with the 2019 Convertible Note offering, certain investors, including the related parties above that bought a minimum threshold of the 2019 Convertible Notes were issued warrants giving them rights to acquire Financing Stock at the Offer Price per share, or in the event the Financing Stock offering does not occur, to acquire Stem’s Series D’ Preferred Stock (the “Preferred Stock Warrants”). The number of Preferred Stock Warrants issued is subject to adjustment pending the occurrence of the Qualified Financing. The Preferred Stock Warrants are transferrable (with Stem’s consent) and expire upon the earlier of the occurrence of certain events or the seventh anniversary of the date of issuance. Copec Overseas S.P.A. (“Copec”) also received a warrant to purchase 5,000,000 shares of Stem’s Common Stock at the time it purchased the 2019 Convertible Notes.

Commercial Agreement with Copec

In July 2020, Legacy Stem and Copec Overseas S.P.A. (“Copec”), announced a joint venture and strategic partnership to bring Legacy Stem’s technology to Chile and Colombia. Copec was, at the time, a significant stockholder of Legacy Stem. Copec agreed to deploy Legacy Stem’s intelligent storage solutions and leverage Stem’s expertise in design, deployment, and project financing of energy storage projects.

Side Letters

In June 2019, Legacy Stem entered into a side letter with Mitsui & Co., Ltd. (“Mitsui”) which granted certain management rights. Those rights followed Mitsui’s purchase of 9,787,290 shares of Stem’s Series C Preferred Stock. Further, the side letter included certain other rights, including, among other things, that if Stem entered into any side letter or other similar written agreement following such date with a current stockholder, any purchaser of shares of Legacy Stem’s Series D Preferred Stock, or any other person that purchase shares of any series of preferred stock of Legacy Stem during the twelve (12) months following the date of the letter agreement

(a “Mitsui New Stockholder”), then Mitsui shall receive the same rights as the Mitsui New Stockholder, subject to certain exemptions.

In July 2019, Legacy Stem entered into a side letter with Copec that granted Copec certain management rights. Further, the side letter included certain other rights, including, among other things, that if Legacy Stem entered into any side letter or other similar written agreement following such date with a current stockholder, any purchaser of shares of Stem’s Series D’ Preferred Stock, or any other person that purchase shares of any series of preferred stock of Legacy Stem during the twelve (12) months following the date of the letter agreement (a “Copec New Stockholder”), then Copec shall receive the same rights as the Copec New Stockholder, subject to certain exemptions.

Related Party Transaction Policy

We have adopted a written related party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the aggregate amount involved exceeds or is expected to exceed $100,000, (ii) the Company or any of its subsidiaries was, is or will be a participant, and (iii) any related person (as defined above) had, has or will have a direct or indirect interest. Transactions involving compensation for services provided to us as an employee or director, among other limited exceptions, are deemed to have standing pre-approval by the Nominating Committee but may be specifically reviewed if appropriate in light of the facts and circumstances.

Under the policy, if a transaction has been identified as a related party transaction, our management must present information regarding the related party transaction to our Nominating Committee for review, consideration and approval or ratification. We will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our directors, officers and employees have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related party transactions, our Nominating Committee will take into account the relevant available facts and circumstances including, but not limited to: (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and (ii) the extent of the interest of the related person in the transaction.

The related party transactions described above, other than the Warrant Exchange Agreement, were consummated prior to our adoption of our formal, written policy, and, accordingly, the foregoing policies and procedures were not followed with respect to these transactions. However, we believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described above were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions at such time.

PRINCIPAL SECURITYHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our Common Stock, as of March 31, 2022 for (i) each director and director nominee, (ii) each of our named executive officers and (iii) all directors and executive officers as a group.

The beneficial ownership percentages set forth in the table below are based on 153,844,420 shares of our common stock issued and outstanding as of March 31, 2022. The number of shares beneficially owned by each person or group as of March 31, 2022 includes shares of common stock that such person or group has the right to acquire within 60 days of March 31, 2022, including upon the exercise of options to purchase common stock or the vesting of restricted stock units (RSUs). References to options in the footnotes to the table below include only options outstanding as of March 31, 2022 that are currently exercisable or that become exercisable within 60 days of March 31, 2022, and references to RSUs in the footnotes to the table below are only to RSUs outstanding as of March 31, 2022 and that vest within 60 days of March 31, 2022.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Common Stock.

Name and Address	Shares Beneficially Owned	Percentage of Total
Named Executive Officers and Directors
William Bush (1)	395,079	*
John Carrington (2)	462,656	*
Larsh Johnson (3)	204,541	*
David Buzby (4)	675,711	*
Adam E. Daley (5)	595,800	*
Michael C. Morgan (6)	1,851,642	1.2%
Anil Tammineedi (7)	4,795,373	3.1%
Lisa L. Troe (8)	5,524	*
Laura D’Andrea Tyson (9)	5,524	*
Jane Woodward (10)	8,193	*
All current directors and executive officers as a group (15 persons)	9,307,364	6.0%

*	Less than One percent
(1)	Includes 3,946 RSUs, and options to purchase 9,865 shares.
(2)	Includes 9,865 RSUs and options to purchase 24,664 shares.
(3)	Includes 3,453 RSUs, and options to purchase 8,632 shares.
(4)	Includes 5,524 RSUs, and 3,563 shares of common stock held by the David S. Buzby Revocable Trust, of which Mr. Buzby serves as trustee.
(5)	Includes (a) 5,524 RSUs; (b) 242,776 shares held by Daley Revocable Trust, of which Mr. Daley is a trustee, and (c) 246,251 shares held by Daley Investment Trust, of which Mr. Daley is a trustee.
(6)

Includes (a) 5,524 RSUs; (b) 37,500 shares of common stock held in a family trust (M GST) of which Mr. Morgan is an investment adviser; (c) 37,500 shares of common stock held in a family trust (C GST) of which Mr. Morgan is an investment adviser; (d) 542,181 shares of common stock held in a trust for which Mr. Morgan acts as trustee; (e) 1,178,937 shares of common stock held by Portcullis Investments, LP; and

(f) 50,000 shares of common stock held by Portcullis Partners, LP. Mr. Morgan is serves as Manager of the general partner of Portcullis Investments, LP and Portcullis Partners, L.P.
(7)

Includes (a) 5,524 RSUs and (b) 4,789,849 shares of common stock held by Angeleno Investors III, L.P. Mr. Tammineedi is a Principal at Angeleno Group, an affiliate of Angeleno Investors III, L.P., and may be deemed to share voting and investment power with respect to all shares held by Angeleno Investors III, L.P.

(8)	Includes 5,524 RSUs.
(9)	Includes 5,524 RSUs.
(10)

Includes (a) 5,524 RSUs; (b) 1,335 shares of common stock held by Greenleaf Trust I, of which Ms. Woodward is trustee, and (c) 1,334 shares of common stock held by Greenleaf Trust II, of which Ms. Woodward is trustee.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of December 31, 2021, with respect to persons known by the Company to be the beneficial owners of more than 5% of our common stock, based solely on the information reported by such persons in their Schedule 13G filings with the SEC. For each entity included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such entity by the 153,844,420 shares of common stock outstanding on March 31, 2022.

Name and Address	Shares Beneficially Owned	Percentage of Total
The Vanguard Group (1) 100 Vanguard Blvd. Malvern, PA 19355	12,086,688	7.9%

(11)

Based solely on a Schedule 13G filed on February 10, 2022 by the Vanguard Group. Such filing indicates that The Vanguard Group has sole voting power with respect to 0 shares, shared voting power with respect to 204,909 shares, sole investment power with respect to 11,821,817 shares, and shared investment power with respect to 264,871 shares.

SELLING SECURITYHOLDERS

The Selling Securityholders listed in the table below may from time to time offer and sell any or all of the shares of Common Stock set forth below pursuant to this prospectus. When we refer to the “Selling Securityholders” in this prospectus, we refer to the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and other permitted transferees that hold any of the Selling Securityholders’ interest in the shares of Common Stock after the date of this prospectus.

The following table sets forth information concerning the shares of Common Stock that may be offered from time to time by each Selling Securityholder.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such shares of Common Stock. In particular, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Any changed or new information given to us by the Selling Securityholders, including regarding the identity of, and the securities held by, each Selling Securityholder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary.

Our registration of the shares of Common Stock does not necessarily mean that the Selling Securityholders will sell all or any of such Common Stock. The following table sets forth certain information provided by or on behalf of the Selling Securityholders as of October 22, 2021 (the “Reference Date”) concerning the Common Stock that may be offered from time to time by each Selling Securityholder with this prospectus. A Selling Securityholder may sell all, some or none of such securities in this offering. See “Plan of Distribution.”

	Before the Offering		After the Offering
Name and Address of Selling Securityholder)	Common Stock Beneficially Owned Prior to the Offering(1)	Number of Shares of Common Stock Being Offered	Number of Shares of Common Stock Beneficially Owned After the Offered Shares of Common Stock Are Sold	After the Offering Percentage of Outstanding Common Stock Beneficially Owned After the Offered Shares of Common Stock Are Sold
PIPE Investors
Adage Capital Partners LP (1)	1,800,000	1,800,000	—	—
Alyeska Master Fund. L.P. (2)	1,000,000	1,000,000	—	—
Blackrock, Inc. (3)	4,400,000	4,400,000	—	—
Blackstone Aqua Master Sub-Fund, a sub-fund of Blackstone Global Master Fund ICAV (4)	200,000	200,000	—	—
Cohen & Steers Capital Management, Inc. (5)	1,000,000	1,000,000	—	—
DeGroff/Schneider Revocable Trust (6)	6,500	6,500	—	—
DSAM Partners (London) Ltd. (7)	1,260,129	1,080,000	—	—
Electron Capital Partners, LLC (8)	3,000,000	3,000,000	—	—
Entities affiliated with Millennium Management LLC (9)	1,083,906	920,000	163,906	*
Governors Lane Master Fund LP (10)	400,000	400,000	—	—
Hedosophia Group Limited (11)	100,000	100,000	—	—
HITE Hedge Asset Management LLC (12)	1,000,000	1,000,000	—	—
Jane Street Global Trading, LLC (13)	201,298	200,000	—	—

Luxor Capital Group, LP (14)	1,400,000	1,400,000	—	—
Major Tom Capital LLC (15)	400,000	400,000	—	—
PFMO4 LLC (16)	400,000	400,000	—	—
Phoenix Insurance Company Ltd.	20,000	20,000	—	—
Portcullis Partners, LP (17)	50,000	50,000	—	—
Richard D. Kinder (18)	700,000	700,000	—	—
Scopus Fund Ltd. (19)	6,984	6,080	904	*
Scopus Partners, L.P. (19)	13,459	11,176	2,283	*
Scopus Partners II, L.P. (19)	19,666	17,116	2,550	*
Scopus Vista Fund Ltd. (20)	11,821	9,548	2,273	*
Scopus Vista Partners, L.P. (19)	195,570	156,080	39,490	*
Senator Global Opportunity Master Fund LP (20)	2,200,000	2,200,000	—	—
Magnetar Financial LLC (21)	43,500	43,500	—	—
Shotfut Menayot Phoenix	180,000	180,000	—	—
Vaneck Global Hard Assets Fund (22)	736,009	362,000	374,009	*
Vaneck Global Natural Resources Portfolio, a Series of Brighthouse Funds Trust II (22)	1,363,799	761,000	602,799	*
Vaneck VIP Global Hard Assets Fund (22)	359,899	177,000	182,899	*
Yaupon Master Fund LP (23)	506,797	500,000	6,797	*
Sponsor Investors
1811 Pesikoff Family Trust (24)	25,339	25,339	—	—
Alec Litowitz (25)	1,886,686	1,886,686	—	—
Brian Robert Beglin (26)	4,687	4,687	—	—
BSCH Master I Sub (MAG) L.P. (27)	1,251,092	1,251,092	—	—
Charles H. Coyle (28)	3,516	3,516	—	—
Charles Park Shaper (29)	246,983	246,983	—	—
Courtney Kozel (30)	11,719	11,719	—	—
Craig Philip Rohr (31)	261,042	261,042	—	—
D. Michael Dean (32)	110,011	110,011	—	—
Dain DeGroff (33)	156,953	150,453	6,500	*
David Wilansky (34)	73,943	73,943	—	—
Duane G. Kelley (35)	15,204	15,204	—	—
Eric J Scheyer (36)	859,355	859,355	—	—
Grace Sunyuh Kim-E (37)	5,859	5,859	—	—
James Thomas McCartt (38)	15,204	15,204	—	—
Jerome Silvey (39)	46,879	46,879	—	—
Joshua Taylor (40)	8,235	8,235	—	—
Mag Alpha 2 LLC (41)	365,589	365,589	—	—
Mag Beta LLC (42)	497,847	497,847	—	—
Mag Gamma LLC (43)	79,907	79,907	—	—
Matthew Wilkes (44)	46,879	46,879	—	—
Michael Wilds (45)	76,494	76,494	—	—
MTP Energy Management LLC	16,426	16,426	—	—
Nichole Milz (46)	11,719	11,719	—	—
Pangxin Tao (47)	2,344	2,344	—	—
Ross Laser (48)	943,343	943,343	—	—
Scott M. Bilyeu Revocable Trust (49)	15,204	15,204	—	—
Steven Settles (50)	16,408	16,408	—	—
Tarja Bentgarde-Childers (51)	2,344	2,344	—	—
Tyler David Peterson (52)	25,339	25,339	—	—
Tyson E. Taylor (53)	30,787	30,787	—	—
Xing Fang (54)	2,344	2,344	—	—

Zachary Paul Kaufman (55)	15,204	15,204	—	—
Directors and Officers (56)
John Carrington (57)	4,214,023	4,214,023	—	—
William Bush (58)	1,223,355	1,223,355	—	—
Mark Triplett (59)	728,324	728,324	—	—
Alan Russo (60)	305,615	305,615	—	—
Larsh Johnson (61)	873,261	873,261	—	—
Prakesh Patel (62)	906,524	906,524	—	—
David Buzby (63)	793,294	793,294	—	—
Adam E. Daley	771,884	766,360	5,524	*
Michael C. Morgan (64)	11,094,522	1,484,896	—	—
Anil Tammineedi (65)	5,039,849	5,039,849	—	—
Lisa L. Troe	—	—	—	—
Laura D’Andrea Tyson	—	—	—	—
Jane Woodward	—	—	—	—
Other Selling Securityholders	—	—	—	—
RWE Supply & Trading GMBH (66)	5,933,946	5,933,946	—	—
Desiree Rogers	40,000	40,000	—	—
C. Park Shaper	40,000	40,000	—	—

*	Less than one percent
(1)

The securities to which this filing relates are held directly by Adage Capital Partners, L.P., a Delaware limited partnership (the “Fund”). Adage Capital Partners GP, L.L.C., a Delaware limited liability company (“ACPGP”), serves as the general partner of the Fund and as such has discretion over the portfolio securities beneficially owned by the Fund. Adage Capital Advisors, L.L.C., a Delaware limited liability company (“ACA”), is the managing member of ACPGP and directs ACPGP’s operations. Robert Atchinson and Phillip Gross are the managing members of ACPGP and ACA and general partners of the Fund. Each of the reporting persons disclaims beneficial ownership of the securities reported herein for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, except as to such extent of such reporting person’s pecuniary interest in the securities. The address of Adage Capital Partners LP is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

(2)

Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P., has voting and investment control of the shares held by Alyeska Master Fund, L.P. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska Master Fund, L.P. The address of Alyeska Master Fund, L.P. is 77 W. Wacker, Suite 700, Chicago, IL 60601.

(3)

The registered holders of the referenced shares to be registered are the following funds and accounts under management by subsidiaries of BlackRock, Inc.: BlackRock Strategic Income Opportunities Portfolio of BlackRock Funds V, Master Total Return Portfolio of Master Bond LLC, BlackRock Capital Allocation Trust, BlackRock Global Long/Short Credit Fund of BlackRock Funds IV, ARL BlackRock Capital Allocation Strategy, MALT Master Fund, L.P. and MALT (BASII), L.P. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, NY 10055. Shares shown include only the securities being registered for resale and may not incorporate all interests deemed to be beneficially held by the registered holders or BlackRock, Inc.

(4)

Reflects securities held directly by Blackstone Aqua Master Sub-Fund, a sub-fund of Blackstone Global Master Fund ICAV (the “Aqua Fund”). Blackstone Alternative Solutions L.L.C. is the investment manager of the Aqua Fund. Blackstone Holdings I L.P. is the sole member of Blackstone Alternative Solutions L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the securities beneficially owned by the Aqua Fund directly or indirectly controlled by it or him, but each (other than the Aqua Fund to the extent of its direct holdings) disclaims beneficial ownership of such securities. The address of each entity listed in this footnote is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.
(5)

Includes (i) 962,500 shares of Common Stock held by Cohen & Steers Infrastructure Fund, Inc. and (ii) 37,500 shares of Common Stock held by Cohen & Steers Real Assets Fund, Inc. (collectively, the “CS Securityholders”). Cohen & Steers Capital Management, Inc. is the investment manager of each of the CS Securityholders. The address of each entity listed in this footnote is c/o Cohen & Steers Capital Management, Inc. 280 Park Avenue, New York, NY 10017.

(6)

Dain DeGroff and Jennifer Schneider are the trustees of the DeGroff/Schneider Revocable Trust and have voting and dispositive control over the securities held by it. The address of the DeGroff/Schneider Revocable Trust is 55 Hamilton Ct, Palo Alto, CA 940301.

(7)

Includes (1) 805,087 shares of Common Stock held by DSAM+ Master Fund, (ii) 227,521 shares of Common Stock held by DSAM Alpha+ Master Fund and (iii) 227,521 shares of Common Stock held by LMA SPC – MAP 112 Segregated Portfolio (collectively, the “DSAM Securityholders”). DSAM Partners (London) Ltd. (the “Investment Advisor”) is the investment advisor to the DSAM Securityholders and as such may be deemed to have voting and investment power over the securities held by the DSAM Securityholders. The Investment Advisor is ultimately controlled by Mr. Guy Shahar. The Investment Advisor and Mr. Shahar disclaim beneficial ownership of the securities listed above. The address of DSAM+ Master Fund and DSAM Alpha+ Master Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104. The address of LMA SPC – MAP 112 Segregated Portfolio is c/o Walkers Corporate Services Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001.

(8)

Includes (i) 27,344 shares of Common Stock held by AGR Trading SPC-Series EC Segregated Portfolio, (ii) 41,370 shares of Common Stock held by Boothbay Absolute Return Strategies, LP, (iii) 1,721,655 shares of Common Stock held by Electron Global Master Fund, L.P. and (iv) 1,209,631 shares of Common Stock held by Electron Infrastructure Master Fund, L.P (collectively, the “Electron Securityholders”). Electron Capital Partners, LLC is the investment manager of the Electron Securityholders. James Shaver may be deemed to have investment discretion and voting power over Common Stock held by the Electron Securityholders. The address of each entity listed in this footnote is 10 East 53rd Street, 19th Floor, New York, NY 10022.

(9)

(i) Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”), beneficially owns 500,000 shares of Common Stock; (ii) Cognizant Holdings, Ltd., an exempted company organized under the laws of the Cayman Islands (“Cognizant Holdings”), beneficially owns 420,000 shares of Common Stock; (iii) ICS Opportunities II LLC, a Cayman Islands limited liability company (“ICS Opportunities II”), beneficially owns 54,667 shares of Common Stock; and (iv) ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands (“ICS Opportunities”), beneficially owns 309,239 shares of Common Stock (consisting of 109,239 shares of Common Stock and 200,000 shares of Common Stock issuable upon exercise of warrants). ICS Opportunities II and ICS Opportunities are affiliates of Integrated Core Strategies and Cognizant Holdings. Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”), is the investment manager to Cognizant Holdings, ICS Opportunities II and ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings, ICS Opportunities II and ICS Opportunities. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of the 100% owner of Cognizant Holdings, ICS Opportunities II and ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings, ICS Opportunities II and ICS Opportunities. Millennium Group Management LLC, a Delaware limited liability company (“Millennium Group Management”), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings, ICS Opportunities II and ICS Opportunities. The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen (“Mr. Englander”), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Cognizant Holdings, ICS Opportunities II and ICS Opportunities. The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Cognizant Holdings, ICS Opportunities II or ICS Opportunities, as the case may be. The address for Integrated Core Strategies (US) LLC is c/o Millennium Management LLC, 399 Park Avenue, New York, NY 10022 and the address for Cognizant Holdings, Ltd. is c/o Millennium International Management LP, 399 Park Avenue, New York, NY 10022.
(10)

Governors Lane LP serves as the investment advisor to Governors Lane Master Fund LP (the “Fund”). Governors Lane Fund General Partner LLC serves as the general partner of the Fund. Mr. Isaac Corre is the managing member of both Governors Lane Fund General Partner LLC and Governors Lane GP LLC, the general partner of Governors Lane LP. The address of Governors Lane Master Fund LP is c/o Governors Lane LP, 510 Madison Avenue, 11th Floor, New York, NY 10022.

(11)

Ian Osborne is the Chief Executive Officer of Hedosophia Group Limited and may be deemed to control such shares. The address of Hedosophia Group Limited is Roseneath, The Grange, St Peter Port, Guernsey GY1 2QJ.

(12)

Includes (i) 93,000 shares of Common Stock held by HITE Carbon Offset LP, (ii) 205,299 shares of Common Stock held by HITE Carbon Offset LTD, (iii) 159,901 shares of Common Stock held by HITE Energy LP, (iv) 113,399 shares of Common Stock held by HITE Hedge LP, (v) 314,600 shares of Common Stock held by HITE Hedge Offshore LTD, (vi) 71,200 shares of Common Stock held by HITE Hedge QP LP and (vii) 42,601 shares of Common Stock held by HITE MLP LP (collectively, the “HITE Securityholders”). HITE Hedge Asset Management LLC is the investment manager of each of the HITE Securityholders. HITE Hedge Asset Management LP is the investment manager of HITE Hedge Asset Management LLC. James M Jampel is the investment manager of HITE Hedge Asset Management LP and may be deemed to have investment discretion and voting power over Common Stock held by the HITE Securityholders. The address of each entity listed in this footnote is 300 Crown Colony Drive, Suite 108, Quincy, MA 02169.

(13)

Jane Street Global Trading, LLC is a wholly owned subsidiary of Jane Street Group, LLC. Michael A. Jenkins and Robert A. Granieri are the members of the Operating Committee of Jane Street Group, LLC. The address of Jane Street Global Trading, LLC is 250 Veasey Street, 3rd Floor, New York, NY 10281.

(14)

Includes (i) 277,351 shares of Common Stock held by Luxor Capital Partners Offshore Master Fund, LP, (ii) 431,743 shares of Common Stock held by Luxor Capital Partners, LP, (iii) 220,290 shares of Common Stock held by Luxor Wavefront, LP, (iv) 81,613 shares of Common Stock held by Thebes Offshore Master Fund, LP and (v) 389,003 shares of Common Stock held by Lugard Road Capital Master Fund, LP. Christian Leone may be deemed to have investment discretion and voting power over the securities held by Luxor Capital Partners Offshore Master Fund, LP, Luxor Capital Partners, LP and Luxor Wavefront LP, on behalf of Luxor Capital Group, LP, the investment manager of Luxor Capital Partners Offshore Master Fund, LP, Luxor Capital Partners, LP and Luxor Wavefront, LP. Michael Conboy may be deemed to have investment discretion and voting power over the securities held by Thebes Offshore Master Fund, LP on behalf of Luxor Capital Group, LP, the investment manager of Thebes Offshore Master Fund, LP. Jonathan Green may be deemed to have investment discretion and voting power over the securities held by Lugard Road Capital Master Fund, LP on behalf of Luxor Capital Group, LP, the investment manager of Lugard

Road Capital Master Fund, LP. The address of each entity listed in this footnote is 1114 Avenue of the Americas, 28th Floor, New York, NY 10036.
(15)	The address of Major Tom Capital LLC is c/o Beemok Capital, LLC, 200 Meeting Street, Suite 206, Charleston, SC 29401.
(16)	The address of PFM04 LLC is c/o 2912 Advisors LP, 405 Lexington Avenue, 34th FL NY, NY 10174.
(17)

The general partner of Portcullis Partners, LP is Portcullis G.P., LLC (the “General Partner”). Michael C. Morgan is the Manager of the General Partner and President of Portcullis Partners, LP. The address of each entity listed in this footnote is 11 Greenway Plaza, Suite 2000, Houston, TX 77046.

(18)	The address of Richard D. Kinder is c/o Kinder Family Office, 2229 San Felipe, Suite 1700, Houston, TX 77019.
(19)

Scopus Asset Management, L.P. is the investment advisor for: Scopus Partners, L.P.; Scopus Partners II, L.P.; Scopus Vista Partners, L.P.; Scopus Fund Ltd.; and Scopus Vista Fund Ltd. Scopus Advisors, LLC is the general partner of Scopus Partners, L.P., Scopus Partners II, L.P. and Scopus Vista Partners, L.P. Scopus Capital, Inc. is the general partner of Scopus Asset Management, L.P. Alexander Mitchell holds 100% of the ownership interest of each of Scopus Capital, Inc. and Scopus Advisors, LLC. The address of each entity listed in this footnote and Mr. Mitchell is c/o Scopus Asset Management, L.P., 717 Fifth Ave, 21st FL, New York, NY 10022.

(20)

Senator Investment Group LP, or Senator, is investment manager of this Selling Securityholder and may be deemed to have voting and dispositive power with respect to the shares. The general partner of Senator is Senator Management LLC (the “Senator GP”). Douglas Silverman controls Senator GP and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by this Selling Securityholder. Mr. Silverman disclaims beneficial ownership of the shares held by this Selling Securityholder. The address of each entity listed in this footnote is 510 Madison Avenue, 28th Floor, New York, NY 10022.

(21)

Magnetar Financial LLC is the investment advisor of Series III, a series of Astrum Partners LLC. Alec Litowitz may be deemed to have investment discretion and voting power over Common Stock held by this Selling Securityholder. The address of Series III, a series of Astrum Partners LLC, is 1603 Orrington Avenue, 13th Floor, Evanston, IL 60201.

(22)

Van Eck Associates Corp. is the investment advisor for: Vaneck Global Hard Assets Fund and Vaneck VIP Global Hard Assets Fund. Van Eck Associates Corp. is the investment subadvisor for: Vaneck Global Natural Resources Portfolio, a Series of Brighthouse Funds Trust II. The address of each entity listed in this footnote is 666 Third Ave, 9th Floor, New York, NY 10017.

(23)

Yaupon Capital GP LLC (“Yaupon GP”) is the general partner of this Selling Securityholder and may be deemed to have voting and dispositive power with respect to the shares. Steve Pattyn is the managing member of Yaupon GP and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by this Selling Securityholder. Each of Yaupon GP and Steve Pattyn disclaim beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein. The address of Yaupon Master Fund LP is 104 W 40th Street, Suite 2020, New York, NY 10018.

(24)

David L. Pesikoff is the trustee of the 1811 Pesikoff Family Trust and has voting and dispositive control over the securities held by it. The address of the 1811 Pesikoff Family Trust is 1811 North Boulevard, Houston, TX 77098.

(25)

Alec Litowitz is a former director of the Company. Includes 1,781,828 shares held by LL Nova Investments, LLC. Alec Litowitz is the Manager of LL Nova Investments, LLC and has voting and dispositive control over the securities held by it. The address of LL Nova Investments, LLC is 1001 Green Bay Road #317, Winnetka, IL 60093. The address of Alec Litowitz is 1001 Green Bay Road #317, Winnetka, IL 60093.

(26)	The address of Brian Robert Beglin is 1861 North Dayton Street, Unit F, Chicago, IL 60614.
(27)

Reflects securities held directly by BSCH Master I Sub (MAG) L.P. (the “BSCH Fund”). BSCH Master II L.P. is the general partner of BSCH Fund. BSCH B Intermediate L.P. is the general partner of BSCH Master II L.P. Blackstone Strategic Capital Associates B L.L.C. is the general partner of BSCH B Intermediate L.P. Blackstone Holdings II L.P. is the sole member of Blackstone Strategic Capital Associates B L.L.C. Blackstone Strategic Capital Advisors L.L.C. is the investment manager of the BSCH Fund. Blackstone Holdings I L.P. is the sole member of Blackstone Strategic Capital Advisors L.L.C. Blackstone Holdings I/II

GP L.L.C. is the general partner of each of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone Inc. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the securities beneficially owned by the BSCH Fund directly or indirectly controlled by it or him, but each (other than the BSCH Fund to the extent of its direct holdings) disclaims beneficial ownership of such securities. The address of each of the entities and persons listed is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.
(28)	The address of Charles H. Coyle is 365 North Halsted, Apartment 401, Chicago, IL 60661.
(29)	Charles Park Shaper is a former director of the Company. The address of Charles Park Shaper is 5005 Green Tree Road, Houston, TX 77056.
(30)	The address of Courtney Kozel is 888 Ash Street, Winnetka, IL 60093.
(31)	The address of Craig Philip Rohr is 400 West Huron Street, Apartment 1401, Chicago, IL 60654.
(32)	The address of D. Michael Dean is 339 West Webster Avenue, Unit 4, Chicago, IL 60614.
(33)

Includes 82,518 shares of Common Stock held by the DeGroff/Schneider Revocable Trust. Dain DeGroff is the trustee of the DeGroff/Schneider Revocable Trust and has voting and dispositive control over the securities held by it. The address of Dain DeGroff and the DeGroff/Schneider Revocable Trust is 55 Hamilton Court, Palo Alto, CA 94301.

(34)	The address of David Wilansky is 762 Greenwood Avenue, Glencoe, IL 60022.
(35)	The address of Duane G. Kelley is 1908 Augusta Drive, Unit 16, Houston, TX 77057.
(36)

Eric Scheyer is a former Chief Executive Officer and director of the Company. Includes (i) 131,073 shares held by the Eric J. Scheyer Living Trust, (ii) 613,284 shares held by the Eric J. Sheyer 2010 Investment Trust and (iii) 114,978 shares held by the Scheyer 2007 Investment Trust. Eric J Scheyer is the co-trustee of the Eric J Scheyer Living Trust, the Eric J Sheyer 2010 Investment Trust and the Scheyer 2007 Investment Trust and has voting and dispositive control over the securities held by each entity. Margaret Scheyer is the co-trustee of the Eric J Scheyer Living Trust, the Eric J Sheyer 2010 Investment Trust and the Scheyer 2007 Investment Trust and has voting and dispositive control over the securities held by it. The address of each of the entities and persons listed is 181 Hawthorn Avenue, Glencoe, IL 60022.

(37)	The address of Grace Sunyuh Kim-E is 3233 West Dallas Street, Apartment #1412, Houston, TX 77019.
(38)	The address of James Thomas McCartt is 9623 Westland Cove Way, Unit 132, Knoxville, TN 37922.
(39)	The address of Jerome Silvey is 1748 Kipling Street, Houston, TX 77098.
(40)	The address of Joshua Taylor is 940 Woodlawn Road, Glenview, IL 60025.
(41)

Dave Snyderman is the investment adviser to the controlling entity of Mag Alpha 2 LLC and has voting and dispositive control over the securities held by it. The address of Mag Alpha 2 LLC is c/o G1 Partners, LLC, 300 South Northwest Highway, Suite 209, Park Ridge, IL 60068.

(42)

Dave Snyderman is the investment adviser to the controlling entity of Mag Beta LLC and has voting and dispositive control over the securities held by it. The address of Mag Beta LLC is c/o G1 Partners, LLC, 300 South Northwest Highway, Suite 209, Park Ridge, IL 60068.

(43)

Dave Snyderman is the investment adviser to the controlling entity of Mag Gamma LLC and has voting and dispositive control over the securities held by it. The address of Mag Gamma LLC is c/o G1 Partners, LLC, 300 South Northwest Highway, Suite 209, Park Ridge, IL 60068.

(44)	The address of Matthew Wilkes is 1340 North Astor Street, #2608, Chicago, IL 60610.
(45)	The address of Michael Wilds is 820 West 63rd Street, Kansas City, MO 64113.
(46)	The address of Nichole Milz is 6070 North Forest Glen Avenue, Chicago, IL 60646.
(47)	The address of Pangxin Tao is 1460 North Sandburg Terrace, Apartment 2403, Chicago, IL 60610.
(48)

Includes 203,679 shares held by Bluestar Ventures LLC and 687,235 shares held by RL Capital Ventures (MCP Holdings), LLC (the “Laser LLCs”). Ross Laser is the Manager of the Laser LLCs and has voting and dispositive control over the securities held by them. The address of Ross Laser and the Laser LLCs is 1603 Orrington Avenue, 13th Floor, Evanston, IL 60201.

(49)

Scott M. Bilyeu is the trustee of the Scott M. Bilyeu Revocable Trust and has voting and dispositive control over the securities held by it. The address of the Scott M. Bilyeu Revocable Trust is 706 Hillcrest Avenue, Pacific Grove, CA 93950.

(50)	The address of Steven Settles is 1316 Woodlawn Avenue, Glenview, IL 60025.
(51)	The address of Tarja Bentgarde-Childers is 1751 West Granville Avenue, Apartment 2, Chicago, IL 60660
(52)	The address of Tyler David Peterson is 1670 Broadmoor Drive East, Seattle, WA 98112.
(53)	Tyson E. Taylor is a former General Counsel and Secretary of the Company The address of Tyson E. Taylor is 2212 South Chickasaw Trail, Orlando, FL 32825.
(54)	The address of Xing Fang is 1855 Westleigh Drive, Glenview, IL 60025.
(55)	The address of Zachary Paul Kaufman is 50 El Potrero, Carmel Valley, CA 93924.
(56)	The address of each director and officer of Stem, Inc. is 100 Rollins Road, Millbrae, CA 94030.
(57)	Includes (i) 208,100 shares of Common Stock and (ii) 4,005,923 shares of Common Stock underlying options to purchase Common Stock.
(58)	Includes (i) 257,207 shares of Common Stock and (ii) 966,148 shares of Common Stock underlying options to purchase Common Stock.
(59)	Includes 728,324 shares of Common Stock underlying options to purchase Common Stock.
(60)	Includes (i) 148,094 shares of Common Stock and (ii) 157,521 shares of Common Stock.
(61)	Includes (i) 150,758 shares of Common Stock and (ii) 722,503 shares of Common Stock.
(62)	Includes 906,524 shares of Common Stock underlying options to purchase Common Stock.
(63)

Includes (i) 453,302 shares of Common Stock, (ii) 250,308 shares of Common Stock underlying options to purchase Common Stock of the Reference Date and (iii) 89,684 shares of Common Stock held by the David S. Buzby Revocable Trust. David Buzby, sole trustee of the David S. Buzby Revocable Trust, exercises beneficial ownership of shares held by the David S. Buzby Revocable Trust.

(64)

Includes 50,000 shares of Common Stock held by Portcullis Partners, LP. The general partner of Portcullis Partners, LP is Portcullis G.P., LLC (the “General Partner”). Michael C. Morgan is the Manager of the General Partner and President of Portcullis Partners, LP. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Michael C. Morgan is a member of the board of directors of the Company. Includes (i) 532,130 shares held by the Coastal Hacienda Revocable Trust, (ii) 50,000 shares held by Portcullis Partners, LP and (iii) 952,766 shares held by Portcullis Investments, LP. Michael C. Morgan is a co-trustee of the Coastal Hacienda Revocable Trust and has voting and dispositive control over the securities held by it. The address of the Coastal Hacienda Revocable Trust is P.O. Box 1013, Pebble Beach, CA 93953.

(65)

Represents 5,039,849 shares of Common Stock held by Angeleno Investors III, L.P as of the Reference Date. Mr. Tammineedi is a Principal at Angeleno Group, an affiliate of Angeleno Investors III, L.P., and may be deemed to share voting and investment power with respect to all shares held by Angeleno Investors III, L.P. The address for Angeleno Investors III, L.P. is 2029 Century Park East, Suite 2980, Los Angeles, California 90067.

(66)	The address of RWE Supply & Trading GMBH is RWE Platz 6, 45141 Essen, Germany.

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Amended and Restated Charter, as amended (the “Amended and Restated Charter”), our Amended and Restated Bylaws, as amended (the “Amended and Restated Bylaws”) and the warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge to you reach each of the Amended and Restated Charter, the Amended and Restated Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities. This section also summarizes relevant provisions of the Delaware General Corporation Law (“DGCL”). The terms of the DGCL are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these laws.

Authorized and Outstanding Stock

The Amended and Restated Charter authorizes the issuance of 501,000,000 shares, consisting of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”) and (ii) 500,000,000 shares of Common Stock, par value $0.0001 per share.

As of the February 17, 2022, there were outstanding 153,443,756 shares of Common Stock, no shares of Preferred Stock outstanding, and no Warrants outstanding.

Common Stock

Holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. Holders of the Common Stock do not have cumulative voting rights in the election of directors, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the candidates standing for election.

Holders of the Common Stock do not have preemptive, subscription, redemption or conversion rights. Such Common Stock is not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to Common Stock. The rights, powers, preferences and privileges of holders of Common Stock are subject to those of the holders of any shares of the Preferred Stock that we may authorize and issue in the future.

In the event of the Company’s liquidation, dissolution or winding up, and after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Stock having liquidation preferences, if any, holders of the Common Stock are be entitled to receive pro rata our remaining assets available for distribution.

Common Stock is listed on the New York Stock Exchange (the “NYSE”), where it is traded under the symbol “STEM.” Any additional shares of Common Stock that we will issue will also be listed on the NYSE.

Preferred Stock

The Amended and Restated Charter authorizes the board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by the holders of the Common Stock. The board of directors has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which the board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and the voting rights, if any, of the holders of the series.

The Company could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of the Common Stock might believe to be in their best interests or in which the holders of the Common Stock might receive a premium for the Common Stock over the market price of the Common Stock. Additionally, the issuance of preferred stock could adversely affect the rights of holders of the Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of preferred stock could have an adverse effect on the market price of the Common Stock. At present, we have no plans to issue any preferred stock.

Legacy Warrants

Each of our 23,604 Legacy Warrants are exercisable for one share of Common Stock at a price $7.07 per share. Holders of such warrants do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise such warrants and receive shares of Common Stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

The Company has not paid any cash dividends on its Common Stock to date. Declaration and payment of any dividend in the future will be subject to the discretion of the board of directors. The time and amount of dividends will be dependent upon the Company’s financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in the Company’s debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors the Board may consider relevant. In addition, the board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, the Company’s ability to declare dividends may be limited by restrictive covenants contained in the agreements governing the indebtedness of the Company’s subsidiaries.

Annual Stockholder Meetings

The Amended and Restated Bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the board of directors. To the extent permitted under applicable law, the Company may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of the Company’s Amended and Restated Charter and Amended and Restated Bylaws and Certain Provisions of Delaware Law

The Amended and Restated Charter, Amended and Restated Bylaws, and the DGCL contain provisions, as summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of the Company’s board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control and enhance the ability of the Company’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares.

However, the listing requirements of NYSE, which would apply so long as the Common Stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then- outstanding voting power of the Company’s capital stock or the-then outstanding number of shares of Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The Company’s board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of its management. Moreover, the Company’s authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved Common Stock or preferred stock may be to enable the Company’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management and possibly deprive the Company’s stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Classified Board of Directors

The Amended and Restated Charter provides that the Company’s board of directors are classified into three (3) classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three (3) year term. As a result, approximately one-third (1/3) of the Company’s board of directors will be elected each year. The classification of directors will make it more difficult for stockholders to change the composition of the Company’s board of directors. The Amended and Restated Charter and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

The Company is a Delaware corporation and is subject to the provisions of Section 203 of the DGCL, which regulates corporate takeovers.

This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 20% or more of the Company’s outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three (3) years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of the Company’s assets.

However, the above provisions of Section 203 do not apply if:

•	the Company’s board of directors approves the transaction that made the stockholder an “interested stockholder, prior to the date of the transaction;”

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock; or

•

on or subsequent to the date of the transaction, the initial business combination is approved by the Company’s board of directors and authorized at a meeting of the Company’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds (2/3) of the outstanding voting stock not owned by the interested stockholder.

Amendments to the Certificate of Incorporation and Bylaws

Any amendment to the Amended and Restated Charter will be required to be approved by a majority of the Company’s board of directors as well as, if required by law or the Amended and Restated Charter, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of provisions to board classification, stockholder action, certificate amendments, and liability of directors must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to our amended bylaws will be required to be approved by either a majority of the Company’s board of directors or not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, voting together as a single class.

Removal of Directors; Vacancies

Under the DGCL, and as provided in the Company’s Amended and Restated Charter, a director serving on a classified board may be removed by the stockholders only for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, the Amended and Restated Charter provides that any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors then in office or by a sole remaining director (and not by stockholders) even if less than a quorum.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the amended and restated certificate of incorporation specifically authorizes cumulative voting. Neither our Amended and Restated Charter nor our Amended and Restated Bylaws permit cumulative voting.

No Written Consent of Stockholders

The Amended and Restated Charter provides that all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our Amended and Restated Bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Special Stockholder Meetings

The Amended and Restated Charter provides that special meetings of the Company’s stockholders may be called at any time only by or at the direction of the chief executive officer, the board of directors or the chairperson of the board of directors pursuant to a resolution adopted by a majority of the board of directors. The Company’s Amended and Restated Bylaws provide that the business transacted at a special meeting shall be limited to the matters so stated in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

The Company’s Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The Company’s Amended and Restated Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Amended and Restated Bylaws allow the board of directors to adopt rules and regulations for the conduct of meetings as it deems appropriate which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Company’s stockholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of the Company’s stockholders may bring an action in the Company’s name to procure a judgment in the Company’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Company’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

The Amended and Restated Charter provides that unless the Company consents to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company or its stockholders, (3) action asserting a claim against the Amended and Restated Charter or the Company’s Amended and Restated Bylaws, or (4) action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. In addition, the provisions described above will not apply to suits brought to enforce a duty or liability created by the federal securities laws or any other claim for which the federal courts have exclusive jurisdiction.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. The Amended and Restated Charter, to the extent allowed by Delaware law, renounces any interest or expectancy that the Company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Company’s officers, directors or their respective affiliates in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and the Company renounces any expectancy that any of the directors or officers of the Company will offer any such corporate opportunity of which they may become aware to the Company, except with respect to any of the directors or officers of the Company regarding a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Company and (i) such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for it to pursue and (ii) the director or officer is permitted to refer that opportunity to the Company without violating any legal obligation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Amended and Restated Charter includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Company’s amended and restated bylaws provide that the Company must indemnify and advance expenses to the Company’s directors and officers to the fullest extent authorized by the DGCL. The Company also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for the Company’s directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Amended and Restated Charter and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.

These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

PLAN OF DISTRIBUTION

We are registering up to 50,574,232 shares of Common Stock for possible sale by the Selling Securityholders from time to time. We are required to pay all fees and expenses incident to the registration of the shares of our Common Stock to be offered and sold pursuant to this prospectus. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of our Common Stock.

The shares of Common Stock beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term “Selling Securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their shares of Common Stock by one or more of, or a combination of, the following methods:

•	in market transactions or on any national securities exchange or quotation service or over-the- counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	exchange distributions and/or secondary distributions;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•

block trades (which may involve crosses) in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of NYSE;

•

through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	to or through underwriters or broker-dealers;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than

•	on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;

•	in options transactions;

•	through a combination of any of the above methods of sale; or any other method permitted pursuant to applicable law.

•

through the writing or settlement of options or other hedging transactions (including the issuance by the selling securityholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of certain short sales;

•	in a public auction;

•	delayed delivery contracts;

•	derivative transactions;

•	in connection with a remarketing; and

In addition, any shares that qualify for sale pursuant to Rule 144, if available, or pursuant to other exemptions from the registration requirements under the Securities Act, may be sold under Rule 144 or such other exemption rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of Common Stock in the course of hedging transactions, broker-dealers or other financial institutions may engage in short sales of shares of Common Stock in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell shares of Common Stock short and redeliver the shares to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker- dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker- dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the Selling Securityholders and any broker-dealers who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Securityholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

The Selling Securityholders party to the Investor Rights Agreement have agreed, and the other Selling Securityholders may agree, to indemnify the underwriters, their officers, directors and each person who controls such underwriters (within the meaning of the Securities Act), against certain liabilities related to the sale of the securities, including liabilities under the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations that may be relevant to the ownership and disposition of our common stock. This description addresses only the U.S. federal income tax considerations to beneficial owners that will purchase our common stock in this offering and hold our common stock as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This description does not address all of the tax considerations applicable to particular investors in light of their individual circumstances (including the alternative minimum tax or the Medicare tax on net investment income), including holders that may be subject to special tax rules, including, but not limited to:

•	the Sponsor, Investors, officers or directors;

•	certain financial institutions, banks, thrifts or insurance companies;

•	real estate investment trusts;

•	regulated investment companies;

•	brokers, dealers or traders in securities;

•	a trader in securities who elects to use a mark-to-market method of accounting for its securities holdings;

•	tax-exempt entities;

•	individual retirement and other tax-deferred accounts;

•

persons that will hold our common stock as part of a “straddle,” “hedging,” “constructive sale,” “conversion” or other integrated transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	persons who acquire our common stock pursuant to the exercise of options or warrants or in other compensatory transactions;

•	certain former citizens or long-term residents of the United States;

•	U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; or

•	persons that own or are deemed to own directly, indirectly, or constructively 5% or more, by voting power or value, of our common stock.

Moreover, this description does not address the U.S. federal estate or gift tax consequences or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of our common stock. This description is for general information purposes only and does not purport to be a complete analysis or summary of all potential U.S. federal income tax consequences that may apply as a result of the ownership and disposition of our common stock. Each holder is urged to consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of their investment in our common stock.

This description is based on the Code, and existing, proposed and temporary U.S. Treasury regulations, and judicial and administrative interpretations thereof, in each case as of the date hereof. The U.S. tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

an entity or arrangement treated as a corporation for U.S. federal income tax purposes and created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all of the substantial decisions of such trust or (B) that has otherwise validly elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner (or other interest holder) and the activities of the partnership. Such a partnership or partner in such a partnership should consult its own tax advisor as to its own tax consequences of acquiring, holding, or disposing of our common stock.

A “Non-U.S. Holder” is a beneficial owner (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) of our common stock that is not a U.S. Holder (described above).

Prospective purchasers should consult their own tax advisors concerning the U.S. federal, state, local, non-U.S. and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular circumstances.

Consequences to U.S. Holders

Distributions

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, such distribution will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its common shares and, to the extent the amount of the distribution exceeds a U.S. Holder’s adjusted tax basis in its common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “— Sale, Exchange or Other Taxable Disposition”).

Dividends paid by us to U.S. corporate shareholders generally will be eligible for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Sale, Exchange or Other Taxable Disposition

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of its common stock equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the common stock. Such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the common stock exceeds one year. Long-term capital gains of non-corporate U.S. Holders, including individuals, generally are eligible for preferential rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of common stock. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, common stock, other than with respect to U.S. Holders that are exempt from information reporting and properly certify their exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such US. Holder’s U.S. federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Consequences to Non-U.S. Holders

Distributions

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a Non-U.S. Holder’s common stock, and to the extent the amount of the distribution exceeds a Non-U.S. Holder’s adjusted tax basis in its common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “— Gain on Sale, Exchange or Other Taxable Disposition”).

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-BEN or Form W- 8BEN-E (or other applicable form) certifying under penalty of perjury that such Non-U.S. Holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals. A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to U.S. withholding tax provided that the Non-U.S. Holder provides the applicable withholding agent with a property executed IRS Form W-8ECI. To claim the exemption, the Non-U.S. Holder generally must furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent certifying eligibility for exemption. However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a non-U.S. corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Sale, Exchange or Other Taxable Disposition

Subject to the discussion of backup withholding and FATCA below, any gain realized by a Non-U.S. Holder on the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder);

•

the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that sale, exchange or other taxable disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale, exchange or other taxable disposition occurs.

A Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale, exchange or other taxable disposition in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. In addition, if any Non-U.S. Holder described in the first bullet point immediately above is a non-U.S. corporation, the gain realized by such Non-U.S. Holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale, exchange or other taxable disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States, provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each Non-U.S. Holder indicating the amount of distributions on our common stock paid to such Non-U.S. Holder and the amount of any tax withheld with respect to such distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will not be subject to backup withholding on dividends received if such Non-U.S. Holder certifies under penalty of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), including by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or such Non-U.S. Holder otherwise establishes an exemption from back-up withholding.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale, exchange or other taxable disposition of our common stock by a Non-U.S. Holder outside the United States through a non-U.S. office of a non-U.S. broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells or otherwise disposes of its common stock through a United States broker or the United States offices of a non-U.S. broker, the broker will generally be required to report the amount of proceeds paid to the Non-U.S. Holder to the IRS and also backup withhold on that amount unless such Non-U.S. Holder provides appropriate certification to the broker of its status as a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person) or otherwise establishes an exemption. Information reporting will also apply if a Non-U.S. Holder sells its common stock through a non-U.S. broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States, unless such broker has certain documentary evidence in its records that such Non-U.S. Holder is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person) and certain other conditions are met, or such Non-U.S. Holder otherwise establishes an exemption from back-up withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

FATCA Withholding

Under FATCA, a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). As discussed above under “— Distributions,” a dividend payment may be subject to a 30% withholding tax. While a payment with respect to our common stock could be subject to both FATCA withholding and the withholding tax discussed above under “— Distributions,” the maximum rate of U.S. withholding on such payment would not exceed 30%. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to gross proceeds from a sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Gibson, Dunn & Crutcher LLP. If the validity of any securities is also passed upon by counsel for the underwriters, dealers or agents of an offering of those securities, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Stem, Inc. as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

In addition, the financial statements of AlsoEnergy Holdings, Inc. as of and for the year ended December 31, 2021 included in this prospectus have been so included in reliance on the report of Deloitte & Touche LLP, an independent auditor, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of such registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and to its exhibits. The registration statement has been filed electronically and may be obtained in any manner listed below. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we file under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov and on our website, free of charge, at www.stem.com. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus. You may inspect a copy of the registration statement through the SEC’s website, as provided herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Stem, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Stem, Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinions

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business — Star Peak Acquisition Corp. Merger — Refer to Note 1 to the financial statements

Critical Audit Matter Description

On December 3, 2020, the Company (“Legacy Stem”) entered into an agreement and plan of merger with Star Peak Transition Corp. (“STPK,” prior to the closing of the Merger (as defined below) and “New Stem,”

following the closing of the Merger), and STPK Merger Sub Corp., a wholly owned subsidiary of STPK (“Merger Sub”), providing for the combination of the Company and STPK pursuant to the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving entity. On April 28, 2021, shareholders of STPK approved the Merger, under which the Company received approximately $550.3 million. The amount received, net of transaction costs and advisory fees of $58.1 million, consisted of STPK trust and working capital cash of approximately $383.4 million and $225.0 million in cash proceeds from the sale of 22,500,000 shares of STPK common stock for $10 per share in a private placement that closed simultaneously with the consummation of the Merger. Upon the effectiveness of the Merger, STPK’s outstanding public and private placement warrants (“SPAC Warrants”) were assumed by New Stem, met the criteria for liability classification, and resulted in an assumed warrant liability of $302.6 million.

The Merger is accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, STPK was treated as the acquired company for financial reporting purposes. Accordingly, the Merger was treated as the equivalent of the Company issuing stock for the net assets of STPK, accompanied by a recapitalization.

We identified the Company’s accounting for the Merger and the SPAC Warrants as a critical audit matter because of the complexity of the agreements, including the agreement, plan of merger, and warrant agreements, and the significant judgment used by management to account for the Merger and the SPAC Warrants in accordance with accounting principles generally accepted in the United States of America.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the accounting for the Merger and the SPAC Warrants included the following, among others:

•	We evaluated the reasonableness of management’s accounting for the Merger and SPAC Warrants in accordance with accounting principles generally accepted in the United States by:

•	Obtaining and evaluating the Company’s accounting memoranda and other documentation regarding the application of the relevant accounting guidance to the Merger and SPAC Warrants.

•	Obtaining, reading, and comparing the underlying terms and conditions of the relevant agreements to the Company’s accounting memoranda and other documentation.

•	Evaluating the Company’s conclusions regarding the accounting treatment applied to the Merger.

•	Evaluating the Company’s conclusions regarding the accounting treatment applied to the SPAC Warrants, with the assistance of professionals with expertise in accounting for warrants.

•	We evaluated the sufficiency of the disclosures related to the accounting for the Merger and SPAC Warrants matter in the financial statements.

Fair Value Measurements — Legacy Stem Warrants and Private Warrants — Refer to Notes 2, 5, and 13 to the financial statements

Critical Audit Matter Description

Since inception the Company has issued warrants to purchase shares of Legacy Stem’s convertible redeemable preferred stock (“Legacy Stem Warrants”) in conjunction with various debt financings. The Legacy Stem Warrants are liability classified, and are subject to remeasurement at each balance sheet date, and any change in fair value is recognized in the change in fair value of warrants and embedded derivatives in the consolidated statement of operations. The fair value of the Legacy Stem Warrants was determined using the Black-Scholes option-pricing model as well as a discount for lack of marketability. Black-Scholes inputs used to value the warrants include selection of guideline public companies and volatility. Upon effectiveness of the Merger, the

Company had 50,207,439 Legacy Stem Warrants outstanding, of which substantially all were converted into 2,759,970 shares of Class A common stock and the associated warrant liability was reclassified to additional paid-in capital. Upon conversion of the Legacy Stem Warrants, the existing warrant liabilities were remeasured to fair value resulting in a gain on remeasurement of $100.9 million and a total warrant liability of $60.6 million, which was then reclassified to additional paid-in capital.

As part of STPK’s initial public offering, STPK issued 12,786,168 warrants to purchase common stock (the “Public Warrants”). Simultaneously with the closing of the initial public offering, STPK completed the private sale of 7,181,134 warrants to STPK’s sponsor (the “Private Warrants”). Upon the effectiveness of the Merger, New Stem assumed the outstanding Public Warrants and Private Warrants (together, the “SPAC Warrants”), resulting in assumed warrant liabilities of $185.9 million and $116.7 million, respectively, or a total warrant liability of $302.6 million. On June 25, 2021, the Company entered into an exchange agreement with the holders of the 7,181,134 outstanding Private Warrants, pursuant to which such holders received 4,683,349 shares of the Company’s common stock on June 30, 2021, in exchange for the cancellation of the outstanding Private Warrants. Although the Public Warrants were publicly traded and thus had an observable market price, the Private Warrants were not publicly traded. The Company used the Black-Scholes option-pricing model valuation model and valuation assumptions to determine the fair value of the Private Warrants upon the effectiveness of the Merger. Immediately prior to the exchange, the Private Warrants were remeasured to fair value based on the trading price of the exchanged shares of common stock, resulting in a loss on remeasurement of $52.0 million and a total warrant liability of $168.6 million, which was then reclassified to additional paid-in capital.

We identified the fair value measurements of the Legacy Stem Warrants and Private Warrants as a critical audit matter because of the model and the inputs management used in the Black-Scholes model, including selection of guideline public companies and volatility, as well as the inputs management used in estimating the discount for lack of marketability used in the fair value measurements of the Legacy Stem Warrants. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists who possess significant quantitative and modeling expertise, to audit and evaluate the appropriateness of these models and inputs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value measurements of the Legacy Stem Warrants and Private Warrants included the following, among others:

•

With the assistance of fair value specialists, we evaluated the reasonableness of the valuation model and the inputs including selection of guideline public companies and volatility used to determine the fair value of the Private Warrants.

•

With the assistance of fair value specialists, we evaluated the reasonableness of the valuation model and the inputs including selection of guideline public companies and volatility used to determine the fair value of the Legacy Stem Warrants.

•	We tested the source information underlying the fair value measurements of the Legacy Stem Warrants and Private Warrants and the mathematical accuracy of management’s calculations.

•	We evaluated the sufficiency of the disclosures related to the fair value measurements of the Legacy Stem Warrants and Private Warrants in the financial statements.

Convertible Promissory Notes — 2028 Convertible Notes and Capped Call Options — Refer to Notes 5 and 12 to the financial statements

Critical Audit Matter Description

On November 22, 2021, the Company issued an aggregate principal amount of $460 million of 2028 Convertible Notes in a private placement offering to qualified institutional buyers. Under the terms of the 2028 Convertible

Notes, upon conversion the Company may choose to pay or deliver cash, shares of common stock, or a combination of cash and shares of common stock. The Company separately accounted for the liability and equity components of the 2028 Convertible Notes by allocating the proceeds between the liability component and the embedded conversion option due to the Company’s ability to settle the 2028 Convertible Notes in cash, shares of common stock or a combination of cash and shares of common stock at its option. The Company calculated the amount of the liability component by measuring the fair value of a similar liability that does not have an associated conversion feature by using a binomial lattice model and unobservable inputs. The Company recognized the equity component as a debt discount measured as the difference between the gross proceeds from the issuance of the 2028 Convertible Notes and the fair value of the liability component on the date of original issuance. At the original issuance date, the estimated fair value of the liability component was $324.8 million and the recognized amount of the equity component was $135.2 million.

To minimize the impact of potential dilution to the Company’s common stockholders upon conversion of the 2028 Convertible Notes, the Company entered into separate capped call transactions (the “Capped Call Options”), pursuant to which the Company has the option to purchase its common stock at a price which corresponds to the initial conversion price of the 2028 Convertible Notes, subject to a cap price and certain anti-dilution and other adjustments. The Capped Call Options are considered separate transactions entered into by and between the Company and the Capped Call Option counterparties, and are not part of the terms of the 2028 Convertible Notes. These instruments meet the conditions to be classified in stockholders’ equity and are not subsequently remeasured as long as the conditions for equity classification continue to be met. The Company used $66.7 million of the net proceeds of the 2028 Convertible Notes to pay the cost of the Capped Call Options, and the Company recorded a reduction to additional paid-in capital for the same amount.

Given the complexity of identifying and separating the features of the 2028 Convertible Notes and Capped Call Options under accounting principles in the United States of America, and the complex valuation methodology used and significant assumptions made by management in measuring the amounts of the components by estimating the fair value of a similar liability that does not have an associated conversion feature, we identified the 2028 Convertible Notes and Capped Call Options as a critical audit matter. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists and professionals with expertise in accounting for convertible notes and capped call options.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the identification and separation of the features of the 2028 Convertible Notes and Capped Call Options, and the valuation of the amounts of the components, included the following, among others:

•

We read the offering memorandum, the convertible notes purchase agreement, the convertible note agreement, the initial purchasers’ option exercise notice, the capped call confirmations, and related documents.

•

With the assistance of professionals with expertise in accounting for convertible notes and capped call options, we evaluated management’s conclusions regarding the accounting treatment applied to the 2028 Convertible Notes and Capped Call Options, including the separation of the 2028 Convertible Notes into a liability component and an equity component, and the separate accounting treatment for the Capped Call Options.

•	To test the valuation of the amount of the liability and equity components, our audit procedures included, among others:

•

With the assistance of fair value specialists, we evaluated the reasonableness of the binomial lattice valuation methodology used, and the significant assumptions made for the volatility, the expected term, and the interest rate of a similar non-convertible debt instrument used in estimating the fair value of a similar liability that does not have an associated conversion feature.

•	We tested the source information underlying the estimated fair value of a similar liability that does not have an associated conversion feature and the mathematical accuracy of the calculations.

•

With the assistance of fair value specialists, we developed an estimate of the fair value of a similar liability that does not have an associated conversion feature using independent expectations of the significant assumptions and compared our estimate of fair value to management’s estimate.

•	We evaluated the sufficiency of the disclosures related to the 2028 Convertible Notes and Capped Call Options in the financial statements.

Revenue — Partnership Arrangements — Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

Partnership arrangements consist of promises to transfer inventory in the form of an energy storage system to a project developer and to separately provide energy optimization services to the ultimate owner of the project after the developer completes the installation of the project. Under partnership arrangements, the Company’s customer is the project developer. The Company determined the promise to deliver the inventory as a component of the project for which the customer is responsible to develop is a separate and distinct performance obligation from the promise to provide energy optimization services. The Company allocates revenue between the hardware and energy storage services performance obligations based on the standalone selling price of each performance obligation. The standalone selling price for the hardware is established based on observable pricing. The standalone selling price for the energy optimization services is established using a residual value approach due to the significant variability in the services provided to each individual customer based on the specific requirements of each individual project and the lack of observable standalone sales of such services.

The Company transfers control of the inventory upon delivery and simultaneous transfer of title to the customer. The Company transfers control of its energy optimization services to its customers continuously throughout the term of the contract (a stand-ready obligation), which does not commence until the customer successfully completes the installation of the project. As a result, the time frame between when the Company transfers control of the inventory to the customer upon delivery is generally several months, and can be in excess of one year, before the Company is required to perform any subsequent energy optimization services. Revenue is recognized ratably as control of these services is transferred to its customers based on a time-based output measure of progress of days elapsed over the term of the contract, in an amount that reflects the consideration the Company expects to be entitled to in exchange for its services. For the year ended December 31, 2021, the partnership hardware and service revenue recognized was $107.1 million.

Given management’s judgments to determine allocation of revenue between hardware and energy storage services performance obligations based on the standalone selling price of each performance obligation, auditing the judgments and estimates made in allocating revenue involved a high degree of auditor judgment and an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to partnership hardware and service revenue included the following, among others:

•	For partnership arrangements, we selected a sample of contracts with customers and performed the following procedures:

•	Obtained and read the contracts and contract amendments, if any, and tested management’s identification of significant terms and conditions.

•	Tested management’s identification of distinct performance obligations by evaluating whether the underlying goods, services, or both were highly interdependent and interrelated.

•	Tested the allocation of the transaction price to each distinct performance obligation by comparing the relative standalone selling prices to the selling prices of similar goods or services.

•	Evaluated management’s estimate of standalone selling prices for reasonableness.

•	Evaluated the timing of revenue recognition for each performance obligation through obtaining signed proof of delivery documents.

•	Tested the mathematical accuracy of management’s calculation of revenue recognized in the financial statements.

•	We evaluated the sufficiency of the disclosures in the financial statements.

/s/DELOITTE & TOUCHE LLP

San Francisco, California

February 28, 2022

We have served as the Company’s auditor since 2018.

STEM, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$747,780	$6,942
Short-term investments	173,008	—
Accounts receivable, net	61,701	13,572
Inventory, net	22,720	20,843
Other current assets (includes $213 and $123 due from related parties as of December 31, 2021 and December 31, 2020, respectively)	18,641	7,920

Total current assets	1,023,850	49,277
Energy storage systems, net	106,114	123,703
Contract origination costs, net	8,630	10,404
Goodwill	1,741	1,739
Intangible assets, net	13,966	12,087
Operating leases right-of-use assets	12,998	358
Other noncurrent assets	24,531	8,282

Total assets	$1,191,830	$205,850

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$28,273	$13,749
Accrued liabilities	25,993	16,072
Accrued payroll	7,453	5,976
Notes payable, current portion	—	33,683
Convertible promissory notes (includes $0 and $45,271 due to related parties as of December 31, 2021 and December 31, 2020, respectively)	—	67,590
Financing obligation, current portion	15,277	14,914
Deferred revenue, current portion	9,158	36,942
Other current liabilities (includes $306 and $399 due to related parties as of December 31, 2021 and December 31, 2020, respectively)	1,813	1,589

Total current liabilities	87,967	190,515
Deferred revenue, noncurrent	28,285	15,468
Asset retirement obligation	4,135	4,137
Notes payable, noncurrent	1,687	4,612
Convertible notes, noncurrent	316,542	—
Financing obligation, noncurrent	73,204	73,128
Warrant liabilities	—	95,342
Lease liability, noncurrent	12,183	57

Total liabilities	524,003	383,259
Commitments and contingencies (Note 19)
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; 1,000,000 shares authorized as of December 31, 2021 and December 31, 2020, respectively; 0 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	—	—
Common stock, $0.0001 par value; 500,000,000 shares authorized as of December 31, 2021 and December 31, 2020; 144,671,624 and 40,202,785 issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	14	4
Additional paid-in capital	1,176,845	230,620
Accumulated other comprehensive income (loss)	20	(192)
Accumulated deficit	(509,052)	(407,841)

Total stockholders’ equity (deficit)	667,827	(177,409)

Total liabilities and stockholders’ equity (deficit)	$1,191,830	$205,850

The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended December 31,
	2021	2020	2019
Revenue
Service revenue	$20,463	$15,645	$13,482
Hardware revenue	106,908	20,662	4,070

Total revenue	127,371	36,307	17,552
Cost of revenue
Cost of service revenue	28,177	21,187	16,958
Cost of hardware revenue	97,947	19,032	3,854

Total cost of revenue	126,124	40,219	20,812

Gross margin	1,247	(3,912)	(3,260)
Operating expenses
Sales and marketing	19,950	14,829	17,462
Research and development	22,723	15,941	14,703

General and administrative	41,648	14,705	12,425

Total operating expenses	84,321	45,475	44,590
Loss from operations	(83,074)	(49,387)	(47,850)
Other income (expense), net
Interest expense	(17,395)	(20,806)	(12,548)
Loss on extinguishment of debt	(5,064)	—	—
Change in fair value of warrants and embedded derivative	3,424	(84,455)	1,493
Other expenses, net	898	(1,471)	(503)

Total other income (expense)	(18,137)	(106,732)	(11,558)

Loss before income taxes	(101,211)	(156,119)	(59,408)
Income tax expense	—	(5)	(6)

Net loss	$(101,211)	$(156,124)	$(59,414)

Net loss per share attributable to common shareholders, basic and diluted	$(0.96)	$(4.13)	$(1.51)

Weighted-average shares used in computing net loss per share, basic and diluted	105,561,139	40,064,087	42,811,383

The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Years Ended December 31,
	2021	2020	2019
Net loss	$(101,211)	$(156,124)	$(59,414)
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities	(175)	—	—
Foreign currency translation adjustment	387	(246)	54

Total comprehensive loss	$(100,999)	$(156,370)	$(59,360)

The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Convertible Preferred Stock		Series 1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2019	186,466,181	$218,931	3,405	$—	9,583,163	$—	$555	$—	$(210,596)	$(210,041)
Retroactive application of recapitalization (Note 1)	(186,466,181)	(218,931)	(3,405)	—	32,640,569	3	218,928	—	—	$218,931

Adjusted balance, beginning of period	—	—	—	—	42,223,732	3	219,483	—	(210,596)	8,890
Effect of exchange transaction (Note 12)	—	—	—	—	(3,368,264)	—	(15,946)	—	10,956	(4,990)
Issuance of warrants to purchase common stock	—	—	—	—		—	1,217	—	—	1,217
Issuance of shares upon conversion of promissory note	—	—	—	—	4,245,330	—	28,144	—	—	28,144
Settlement of litigation	—	—	—	—	(2,905)	—	—	—	—	—
Issuance of common stock upon exercise of stock options and warrants	—	—	—	—	91,302	—	36	—	—	36
Stock-based compensation	—	—	—	—	—	—	1,531	—	—	1,531
Foreign currency translation adjustments	—	—	—	—	—	—	—	54	—	54
Net loss	—	—	—	—	—	—	—	—	(59,414)	(59,414)

Balance as of December 31, 2019	—	—	—	—	43,189,195	3	234,465	54	(259,054)	(24,532)
Effect of exchange transaction (Note 12)	—	—	—	—	(3,448,648)	—	(10,605)	—	7,337	(3,268)
Cancellation of exchange transaction by shareholder	—	—	—	—	184,520	—	—	—	—	—
Recognition of beneficial conversion feature related to convertible notes	—	—	—	—	—	—	1,629	—	—	1,629
Issuance of warrants to purchase common stock	—	—	—	—	—	—	168	—	—	168
Issuance of shares upon exercise of stock options and warrants	—	—	—	—	277,718	1	421	—	—	422
Stock-based compensation	—	—	—	—	—	—	4,542	—	—	4,542
Foreign currency translation adjustments	—	—	—	—	—	—	—	(246)	—	(246)
Net loss	—	—	—	—	—	—	—	—	(156,124)	(156,124)

Balance as of December 31, 2020	—	—	—	—	40,202,785	4	230,620	(192)	(407,841)	(177,409)
Merger and PIPE financing (Note 1)	—	—	—	—	70,428,326	7	248,137	—	—	248,144
Conversion of warrants into common stock upon Merger (Note 13)	—	—	—	—	2,759,970	—	60,568	—	—	60,568
Conversion of convertible notes into common stock (Note 12)	—	—	—	—	10,921,548	1	77,747	—	—	77,748
Exchange of warrants into common stock (Note 13)	—	—	—	—	4,683,349	1	168,646	—	—	168,647
Issuance of common stock warrants for services (Note 13)	—	—	—	—	—	—	9,183	—	—	9,183
Public Warrants exercises (Note 13)	—	—	—	—	12,638,723	1	312,115	—	—	312,116
Issuance of 2028 Convertible Notes, net (Note 12)	—	—	—	—	—	—	130,979	—	—	130,979
Purchase of capped call options (Note 12)	—	—	—	—	—	—	(66,700)	—	—	(66,700)
Stock option exercises, net of statutory tax withholdings	—	—	—	—	2,667,384	—	(9,574)	—	—	(9,574)
Legacy stock warrant exercises (Note 13)	—	—	—	—	369,539	—	418	—	—	418
Stock-based compensation	—	—	—	—	—	—	14,706	—	—	14,706
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(175)	—	(175)
Foreign currency translation gain	—	—	—	—	—	—	—	387	—	387
Net loss	—	—	—	—	—	—	—	—	(101,211)	(101,211)

Balance as of December 31, 2021	—	—	—	—	144,671,624	$14	$1,176,845	$20	$(509,052)	$667,827

The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2021	2020	2019
OPERATING ACTIVITIES
Net loss	$(101,211)	$(156,124)	$(59,414)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	24,473	17,736	13,889
Non-cash interest expense, including interest expenses associated with debt issuance costs	9,648	10,044	4,759
Stock-based compensation	13,546	4,542	1,531
Change in fair value of warrant liability and embedded derivative	(3,424)	84,455	(1,493)
Noncash lease expense	896	589	906
Accretion expense	229	217	303
Impairment of energy storage systems	4,320	1,395	295
Issuance of warrants for services	9,183	—	—
Net (accretion of discount) amortization of premium on investments	664	—	—
Other	(50)	(129)	(76)
Changes in operating assets and liabilities:
Accounts receivable	(48,125)	(6,988)	(5,112)
Inventory	(1,877)	(17,263)	(1,553)
Other assets	(24,783)	(5,329)	(1,860)
Right-of-use assets	(199)	—	—
Contract origination costs, net	(2,622)	(2,552)	(1,302)
Accounts payable and accrued expenses	33,462	5,684	10,562
Deferred revenue	(14,967)	31,682	9,007
Lease liabilities	(303)	(646)	(230)
Other liabilities	(126)	(984)	110

Net cash used in operating activities	(101,266)	(33,671)	(29,678)

INVESTING ACTIVITIES
Purchase of available-for-sale investments	(189,858)	—	—
Sale of available-for-sale investments	16,011	—	—
Purchase of energy storage systems	(3,604)	(6,196)	(40,995)
Capital expenditures on internally-developed software	(5,970)	(5,828)	(5,356)
Purchase of equity method investment	(1,212)	—	—
Purchase of property and equipment	(600)	(12)	(7)

Net cash used in investing activities	(185,233)	(12,036)	(46,358)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and warrants	148,532	422	36
Payments for taxes related to net share settlement of stock options	(12,622)	—	—
Net contributions from Merger and PIPE financing, net of transaction costs of $58,061	550,322	—	—
Proceeds from financing obligations	7,839	16,222	32,310
Repayment of financing obligations	(9,587)	(10,689)	(7,309)
Proceeds from issuance of convertible notes, net of issuance costs of $14,299, $240 and $2,308 for the years ended December 31, 2021, 2020 and 2019, respectively	446,827	33,081	63,250
Purchase of capped call options	(66,700)	—	—
Proceeds from issuance of notes payable, net of issuance costs of $0, $1,502 and $0 for the years December 31, 2021, 2020 and 2019, respectively	3,930	23,498	4,710
Repayment of notes payable	(41,446)	(22,240)	(25,796)

Net cash provided by financing activities	1,027,095	40,294	67,201

Effect of exchange rate changes on cash and cash equivalents	242	(534)	(170)

Net increase (decrease) in cash and cash equivalents	740,838	(5,947)	(9,005)

Cash and cash equivalents, beginning of period	6,942	12,889	21,894

Cash and cash equivalents, end of period	$747,780	$6,942	$12,889

The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended December 31,
	2021	2020	2019
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$10,188	$9,665	$8,937
Cash paid for income taxes	$—	$2	$3

NON-CASH INVESTING AND FINANCING ACTIVITIES

Change in asset retirement costs and asset retirement obligation	$231	$1,839	$(636)
Exchange of warrants for common stock	$168,647	$—	$—
Conversion of warrants upon Merger	$60,568	$—	$—
Conversion of convertible notes upon Merger	$77,748	$—	$—
Conversion of accrued interest into outstanding note payable	$337	$644	$—
Right-of-use asset obtained in exchange for lease liability	$13,337	$—	$—
Settlement of warrant liability into common stock due to exercise	$167,050	$—	$—
Settlement of warrant liability into common stock due to redemption	$2,121	$—	$—
Issuance of common stock warrants	$—	$168	$1,216
Stock-based compensation capitalized to internal-use software	$1,160	$—	$—
Purchase of energy storage systems in accounts payable	$—	$1,806	$950
Conversion of convertible promissory notes and accrued interest into Series D preferred stock	$—	$—	$28,144

The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS

Description of the Business

Stem, Inc. and its subsidiaries (together, “Stem” or the “Company”) is one of the largest digitally connected, intelligent energy storage networks, providing customers (i) with an energy storage system, sourced from leading, global battery original equipment manufacturers (“OEMs”), that the Company delivers through its partners, including solar project developers and engineering, procurement and construction firms and (ii) through its Athena® artificial intelligence (“AI”) platform (“Athena”), with ongoing software-enabled services to operate the energy storage systems for up to 20 years. In addition, in all the markets where the Company operates its customers’ systems, the Company has agreements to manage the energy storage systems using the Athena platform to participate in energy markets and to share the revenue from such market participation.

The Company delivers its battery hardware and software-enabled services through its Athena platform to its customers. The Company’s hardware and recurring software-enabled services mitigate customer energy costs through services such as time-of-use and demand charge management optimization and by aggregating the dispatch of energy through a network of virtual power plants. The resulting network created by the Company’s growing customer base increases grid resilience and reliability through the real-time processing of market-based demand cycles, energy prices and other factors in connection with the deployment of renewable energy resources to such customers. Additionally, the Company’s energy storage solutions support renewable energy generation by alleviating grid intermittency issues and thereby reducing customer dependence on traditional, fossil fuel resources.

The Company operated as Rollins Road Acquisition Company (f/k/a Stem, Inc.) (“Legacy Stem”) prior to the Merger (as defined below). Stem, Inc. was incorporated on March 16, 2009 in the State of Delaware and is headquartered in San Francisco, California.

Star Peak Acquisition Corp. Merger

On December 3, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Star Peak Transition Corp. (“STPK”), an entity listed on the New York Stock Exchange under the trade symbol “STPK”, and STPK Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of STPK (“Merger Sub”), providing for, among other things, and subject to the conditions therein, the combination of the Company and STPK pursuant to the merger of Merger Sub with and into the Company with the Company continuing as the surviving entity (the “Merger”).

On April 28, 2021, shareholders of STPK approved the Merger, under which Stem received approximately $550.3 million, net of fees and expenses as follows (in thousands):

Recapitalization
Cash — STPK trust and working capital cash	$383,383
Cash — PIPE (as described below)	225,000
Less: transaction costs and advisory fees paid	(58,061)

Merger and PIPE financing	$550,322

Immediately prior to the closing of the Merger, (i) all issued and outstanding shares of Legacy Stem preferred stock, par value $0.00001 per share (the “Legacy Stem Preferred Stock”), were converted into shares of Legacy Stem common stock, par value $0.000001 per share (the “Legacy Stem Common Stock”) in accordance

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

with Legacy Stem’s amended and restated certificate of incorporation, (ii) all outstanding convertible promissory notes of Legacy Stem (the “Legacy Stem Convertible Notes”) were converted into Legacy Stem Preferred Stock in accordance with the terms of the Legacy Stem Convertible Notes and (iii) certain warrants issued by Legacy Stem to purchase Legacy Stem Common Stock and Legacy Stem Preferred Stock (the “Legacy Stem Warrants”) were exercised by holders into Legacy Stem Common Stock in accordance with the terms thereof. Upon the consummation of the Merger, each share of Legacy Stem common stock then issued and outstanding was canceled and converted into the right to receive shares of common stock of Stem using an exchange ratio of 4.6432.

In connection with the execution of the Merger Agreement, STPK entered into separate subscription agreements (each, a “Subscription Agreement”) with a number of investors (each a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and STPK agreed to sell to the Subscribers, an aggregate of 22,500,000 shares of common stock (the “PIPE Shares”), for a purchase price of $10 per share and an aggregate purchase price of $225.0 million, in a private placement pursuant to the subscription agreements (the “PIPE”). The PIPE investment closed simultaneously with the consummation of the Merger. The Merger is accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, STPK was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Merger was treated as the equivalent of Stem issuing stock for the net assets of STPK, accompanied by a recapitalization. The net liabilities of STPK of $302.2 million, comprised primarily of the warrant liabilities associated with the Public and Private Placement Warrants discussed in Note 13 — Warrants, are stated at historical cost, with no goodwill or other intangible assets recorded.

Liquidity

The accompanying consolidated financial statements have been prepared in accordance with GAAP and with the instructions to Form 10-K and Regulation S-X, assuming the Company will continue as a going concern. As of December 31, 2021, the Company had cash and cash equivalents of $747.8 million, short-term investments of $173.0 million, an accumulated deficit of $509.1 million and net working capital of $935.9 million, with $15.3 million of financing obligation coming due within the next 12 months. During the year ended December 31, 2021, the Company incurred a net loss of $101.2 million and had negative cash flows from operating activities of $101.3 million. However, the net proceeds from the Merger of $550.3 million, the proceeds of $145.3 million from the exercise of Public Warrants (as described in Note 13 — Warrants), and the net proceeds of $445.7 million from the issuance of the Company’s 0.50% Green Convertible Senior Notes due 2028 (the “2028 Convertible Notes”) (as described in Note 12 — Convertible Promissory Notes) provided the Company with a significant amount of cash proceeds. As discussed in Note 21 — Subsequent Events, the Company completed the acquisition of 100% of the outstanding shares of AlsoEnergy, Inc., (“AlsoEnergy”) for an aggregate purchase price of $695.0 million, consisting of approximately 75% in cash. The Company believes that its cash position is sufficient to meet capital and liquidity requirements for at least the next 12 months after the date that the financial statements are available to be issued.

The Company’s business prospects are subject to risks, expenses, and uncertainties frequently encountered by companies in the early stages of commercial operations. Prior to the Merger, the Company had been funded primarily by equity financings, convertible promissory notes and borrowings from affiliates. The attainment of profitable operations is dependent upon future events, including obtaining adequate financing to complete the Company’s development activities, securing adequate supplier relationships, building its customer base, successfully executing its business and marketing strategy, and hiring and retaining appropriate personnel. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require the Company to modify, delay or abandon some of its

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on the Company’s business, operating results and financial condition.

COVID-19

The ongoing COVID-19 pandemic has resulted and may continue to result in widespread adverse impacts on the global and U.S. economies. Ongoing government and business responses to COVID-19, along with the COVID-19 Omicron variant and resurgence of related disruptions, could have a continued material adverse effect on economic and market conditions and trigger a period of continued global and U.S. economic slowdown.

The Company’s industry is currently facing shortages and shipping delays affecting the supply of energy storage systems, batteries, modules and component parts for inverters and battery energy storage systems available for purchase. These shortages and delays can be attributed in part to the COVID-19 pandemic and resulting government action. While a majority of the Company’s suppliers have secured sufficient quantities to permit them to continue delivery and installing through the end of 2022, if these shortages and delays persist into 2023, they could adversely affect the timing of when energy storage systems can be delivered and installed and when the Company can begin to generate revenue from those systems. The Company cannot predict the full effect the COVID-19 pandemic will have on its business, cash flows, liquidity, financial condition and results of operations at this time due to numerous uncertainties. The Company will continue to monitor developments affecting its workforce, its customers and its business operations generally, and will take actions it determines are necessary in order to mitigate these effects.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with GAAP.

Immaterial Out-of-Period Corrections

During the year ended December 31, 2021, the Company recorded certain out-of-period corrections related to prior interim and annual periods pertaining to the amortization of contract origination costs and valuation of energy storage systems that were decommissioned. The impact of out-of-period corrections to the year ended December 31, 2021 was an increase of $2.8 million to net loss, and increase to cost of service revenue of $1.7 million, and an increase to sales and marketing expenses of $1.1 million. The following table presents the amount of the errors identified for energy storage systems, net and contract origination costs, net as of the end of each period, and the amounts and periods in which the errors related to cost of service revenue and sales and marketing originated (in millions):

(overstatement)/understatement

	Year Ended December 31,
	2020	2019	Periods prior to 2019
Energy storage systems, net	$(1.7)	$(1.5)	$(0.9)
Contract origination costs, net	$(1.1)	$(0.3)	$(0.1)
Cost of service revenue	$0.2	$0.6	$0.9
Sales and marketing	$0.8	$0.2	$0.1

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company corrected the out of period errors in the quarter ended December 31, 2021. The impact of the out-of-period correction for the quarter ended December 31, 2021 included corrections for the prior quarterly periods presented below. The impact to the quarter ended December 31, 2021, was an increase of $4.2 million to net loss, increase to cost of service revenue of $1.8 million and increase to sales and marketing expenses of $2.4 million. The following table presents the amounts of the errors identified for energy storage systems, net and contract origination costs, net as of the end of each period, as well as the quarterly periods in which the errors related to cost of service revenue and sales and marketing originated (in millions):

(overstatement)/understatement

	Quarter ended September 30, 2021	Quarter ended June 30, 2021	Quarter ended March 31, 2021
Energy storage systems, net	$(1.8)	$(1.7)	$(1.7)
Contract origination costs, net	$(2.4)	$(1.6)	$(1.4)
Cost of service revenue	$0.1	$—	$—
Sales and marketing	$0.8	$0.2	$0.3

The errors and out of period corrections had no impact to the Company’s net cash used in operating activities for any of the periods presented. The Company performed a quantitative and qualitative evaluation of these out-of-period adjustments and has concluded that the amounts are not material in relation to the year ended December 31, 2021, or any prior interim or annual periods.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. Such reclassifications have no impact on previously reported net loss, stockholders’ equity (deficit), or cash flows.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and consolidated variable interest entities (“VIEs”). All intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

The Company forms special purpose entities (“SPEs”), some of which are VIEs, with its investors in the ordinary course of business to facilitate the funding and monetization of its energy storage systems. A legal entity is considered a VIE if it has either a total equity investment that is insufficient to finance its operations without additional subordinated financial support or whose equity holders lack the characteristics of a controlling financial interest. The Company’s variable interests arise from contractual, ownership, or other monetary interests in the entity. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests.

The Company consolidates a VIE if it is deemed to be the primary beneficiary. The Company determines it is the primary beneficiary if it has the power to direct the activities that most significantly impact the VIEs’ economic performance and has the obligation to absorb losses or has the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company evaluates its relationships with its VIEs on an ongoing basis to determine whether it is the primary beneficiary.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Method Investments

The Company has ownership interests in SPEs which it does not control. Where the Company holds an interest in these SPEs of greater than 20% and has the ability to exercise significant influence, the Company uses the equity method to account for its investments in these SPEs. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. Such proportionate share of earnings or losses is included within other expenses, net in the consolidated statements of operations. The Company considers whether its equity method investments are impaired when events or circumstances suggest that the carrying amount may not be recoverable. An impairment charge is recognized in the consolidated statements of operations for a decline in value that is determined to be other-than-temporary. In determining if and when a decline in the fair value of these investments below their carrying value is other-than-temporary, the Company evaluates the market condition, trends of earnings and cash flows and other key measures of performance and recognizes such loss which is deemed to be other-than-temporary. No such losses have been recognized during the years ended December 31, 2021, 2020, and 2019.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Actual results could differ from those estimates and such differences could be material to the financial position and results of operations.

Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, depreciable life of energy systems; the amortization of financing obligations; deferred commissions and contract fulfillment costs; the valuation of energy storage systems, internally developed software, and asset retirement obligations; and the fair value of financial instruments, equity-based instruments, debt, warrant liabilities and embedded derivatives.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, management has determined that the Company operates as one operating segment that is focused exclusively on innovative technology services that transform the way energy is distributed and consumed. Net assets outside of the U.S. were less than 10% of total net assets as of December 31, 2021 and 2020.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained at financial institutions. The Company maintains all cash in a highly liquid form to meet current obligations.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-Term Investments

Investments with a maturity date greater than three months that the Company intends to convert to cash or cash equivalents within a year or less are classified as short-term investments in the Company’s consolidated balance sheets. Additionally, in accordance with ASC 320, Investments—Debt Securities, the Company has classified all short-term investments as available-for-sale securities and changes in fair market value are reported in other comprehensive income (loss).

The Company utilizes its short-term investments as an alternative form of cash and, if the cash needs arise, could liquidate the investments at any point in time regardless of the contractual maturity of the investments. All of the Company’s investments are tradable on an active market and could be sold at fair value at any point in time.

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Accounts receivable also include unbilled accounts receivable, which is composed of the monthly energy optimization services provided and recognized but not yet invoiced as of the end of the reporting period. The allowance for doubtful accounts is based on the Company’s best estimate and is determined based upon a variety of factors, including analyses of specific customer receivables, aging, and overall assessments of collectability. Accounts receivable balances are charged against the allowance when the Company believes it is probable that the receivable will not be recovered. The allowance for doubtful accounts balance was $0.1 million as of each December 31, 2021 and 2020.

Concentrations of Credit Risk and Other Uncertainties

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable. The Company’s cash balances are primarily invested in money market funds or on deposit at high credit quality financial institutions in the U.S. The Company’s cash and cash equivalents are held at financial institutions where account balances may at times exceed federally insured limits. Management believes the Company is not exposed to significant credit risk due to the financial strength of the depository institution in which the cash is held. The Company has no financial instruments with off-balance sheet risk of loss.

At times, the Company may be subject to a concentration of credit risk in relation to certain customers due to the purchase of large energy storage systems made by such customers. The Company routinely assesses the creditworthiness of its customers. The Company has not experienced any material losses related to receivables from individual customers, or groups of customers during the years ended December 31, 2021, 2020 and 2019. The Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant Customers

A significant customer represents 10% or more of the Company’s total revenue or accounts receivable, net balance at each reporting date. For each significant customer, revenue as a percentage of total revenue and accounts receivable as a percentage of total accounts receivable are as follows:

	Accounts Receivable December 31,		Revenue Year Ended December 31,
	2021	2020	2021	2020	2019
Customers:
Customer A	23%	*	11%	*	*
Customer B	15%	*	10%	12%	*
Customer C	13%	17%	10%	25%	*
Customer D	*	30%	*	*	*
Customer E	*	20%	*	*	*

*	Total less than 10% for the respective period

Inventory

Inventory consists of batteries and related components either in-process at the Company’s OEM suppliers or as a finished product at the Company’s warehouse, which are sold and delivered directly to customers under the Company’s partnership arrangements as individual assets or assembled systems. Inventory is stated at lower of cost or net realizable value with cost being determined by the specific identification method. The Company periodically reviews its inventory for potentially slow-moving or obsolete items and writes down specific items in inventory to net realizable value based on its assessment of market conditions.

Energy Storage Systems, Net

The Company sells energy optimization services to host customers through the use of energy storage systems installed at customer locations. The Company determined that it does not transfer control of these energy storage systems to the customer, which are operated and controlled via the Company’s proprietary cloud-based software (“SaaS”) platform; therefore, these energy storage systems do not qualify as a leased asset. The energy storage systems are stated at cost, less accumulated depreciation and impairment (as applicable).

Energy storage systems, net is comprised of equipment costs, which include components such as batteries, inverters, and other electrical equipment, and associated design, installation, and interconnection costs required to begin providing the energy optimization services to customers.

Depreciation of the energy storage systems is a component of cost of revenues within the consolidated statements of operations and is calculated using the straight-line method over the estimated useful lives of the energy storage systems, or 10 years, once the respective energy storage systems have been installed and interconnected to the power grid, the Company has received permission to operate, and the Company has begun to provide energy optimization services to the customer (i.e., energy storage system is live). Repairs and maintenance costs are expensed as incurred. Impairment charges related to energy storage system that were determined to no longer be recoverable totaled $4.3 million, $1.4 million and $0.3 million for the years ended December 31, 2021, 2020, and 2019, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contract Origination Costs, Net

Contract origination costs, net is stated at gross contract origination costs less accumulated amortization. Contract origination costs consists of sales commissions earned by the Company’s sales team, as well as related payroll taxes and other relevant fringe benefits that are direct, incremental, and recoverable costs of obtaining a contract with a customer. As a result, these amounts have been capitalized on the consolidated balance sheets. The Company deferred incremental costs of obtaining a contract of $3.0 million and $2.6 million during the years ended December 31, 2021 and 2020, respectively.

Contract origination costs are amortized over the expected period of benefit. The period of benefit is estimated by considering factors such as the timing of fulfillment of performance obligations, historical customer attrition rates, the useful life of the Company’s technology, and the impact of competition in its industry. Amortization of contract costs were $3.9 million, $0.8 million and $0.5 million for the years ended December 31, 2021, 2020, and 2019, respectively, and are included in sales and marketing expense in the accompanying consolidated statements of operations. The Company also recorded $0.5 million, $0.1 million and $0.5 million in impairment losses in sales and marketing expense in the statements of operations related to the contract origination costs that were determined to no longer be recoverable during the years ended December 31, 2021, 2020, and 2019, respectively.

Business Combinations

The Company accounts for business acquisitions under ASC 805, Business Combinations. The total purchase consideration for an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the acquisition date. Costs that are directly attributable to the acquisition are expensed as incurred. Identifiable assets (including intangible assets), liabilities assumed (including contingent liabilities) and noncontrolling interests in an acquisition are measured initially at their fair values at the acquisition date. The Company recognizes goodwill if the fair value of the total purchase consideration and any noncontrolling interests is in excess of the net fair value of the identifiable assets acquired and the liabilities assumed. The Company recognizes a bargain purchase gain within other income (expense), net, on the consolidated statement of operations if the net fair value of the identifiable assets acquired and the liabilities assumed is in excess of the fair value of the total purchase consideration and any noncontrolling interests. The Company includes the results of operations of the acquired business in the consolidated financial statements beginning on the acquisition date.

Intangible Assets

Internal-use software

The Company capitalizes costs incurred in the development of internal-use software during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software once it is ready for its intended use. The estimated useful life of costs capitalized is generally five years. The Company recorded amortization for internal-use software of $5.0 million, $4.0 million and $3.0 million in cost of revenues in the accompanying consolidated statements of operations for the years ended December 31, 2021, 2020, and 2019, respectively.

Finite-lived Intangible Assets

Finite-lived intangible assets consist of developed technology acquired in a business combination. Finite-lived intangible assets acquired in business combinations are initially recorded at fair value and subsequently

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

presented net of accumulated amortization. These intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company amortizes its developed technology over five years. These intangible assets were fully amortized as of December 31, 2021. Amortization of these intangible assets was not material for the years ended December 31, 2020 and 2019.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, which primarily consist of energy storage systems, right-of- use assets, and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset over its remaining useful life.

If such assets are impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. If the useful life is shorter than originally estimated, the Company depreciates or amortizes the remaining carrying value over the revised shorter useful life. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

Leases

The Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The classification of the Company’s leases as operating or finance leases along with the initial measurement and recognition of the associated ROU assets and lease liabilities is performed at the lease commencement date. The measurement of ROU assets and lease liabilities is based on the present value of future lease payments over the lease term. The ROU asset also includes the effect of any lease payments made prior to or on lease commencement and excludes lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in the Company’s leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Company considers its credit risk, term of the lease, total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Rent expense for the Company’s operating leases is recognized on a straight-line basis over the lease term. Variable lease payments are recorded as an expense in the period incurred.

The Company has elected to not separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. The Company has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less.

Convertible Preferred Stock Warrant Liabilities

The Company evaluates whether its warrants for shares of convertible redeemable preferred stock are freestanding financial instruments that obligate the Company to redeem the underlying preferred stock at some point in the future and determined that each of its outstanding warrants for preferred stock are liability classified. The warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized in the change in fair value of warrants and embedded derivatives in the consolidated statements of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As discussed in Note 13 — Warrants, upon effectiveness of the Merger, substantially all of the outstanding convertible preferred stock warrants were converted into shares of common stock of Stem. As such, the associated warrant liability was reclassified to additional paid-in-capital upon the Merger and was no longer an outstanding Level 3 financial instrument as of December 31, 2021.

Common Stock Warrants

The Company evaluates common stock warrants under ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity. The Company assesses whether common stock warrants are freestanding financial instruments and whether they meet the criteria to be classified in stockholders’ equity, or classified as a liability. Where common stock warrants do not meet the conditions to be classified in equity, the Company assesses whether they meet the definition of a liability under ASC 815. Common stock warrants that meet the definition of a liability are recognized on the balance sheet at fair value. Subsequent changes in their respective fair values are recognized in the consolidated statement of operations at each reporting date.

As indicated in Note 13 — Warrants, as part of STPK’s initial public offering, the Company issued Public Warrants and Private Warrants, which upon issuance met the criteria for liability classification under ASC 815.

Asset Retirement Obligations

The Company recognizes a liability for the fair value of asset retirement obligations (“ARO”) associated with its energy storage systems in the period in which there is a legal obligation associated with the retirement of such assets and the amount can be reasonably estimated. The associated asset retirement costs are capitalized as part of the carrying amount of the energy storage systems and depreciated over the asset’s remaining useful life. This liability includes costs related to the removal of its energy storage systems at the conclusion of each respective customer contract. Subsequent to initial measurement, the asset retirement liability is accreted each period and such accretion is recognized as an expense in the consolidated statements of operations. If there are changes in the estimated amount or timing of cash flows, a revision is recorded to both the asset retirement obligation and the asset retirement capitalized cost.

Financing Obligations

The Company has formed various SPEs to finance the development and construction of its energy storage systems. These SPEs, which are structured as limited liability companies, obtain financing in the form of large upfront payments from outside investors and purchase energy storage systems from the Company under master purchase agreements. The Company accounts for the large upfront payments received from the fund investor as a borrowing by recording the proceeds received as a financing obligation, which will be repaid through host customer payments and incentives received from the utilities that will be received by the investor.

The financing obligation is non-recourse once the associated energy storage systems have been placed in-service and the associated customer arrangements have been assigned to the SPE. However, the Company is responsible for any warranties, performance guarantees, accounting, performance reporting, and all other costs associated with the operation of the energy storage systems. Despite such energy storage systems being legally sold to the SPEs, the Company recognizes host customer payments and incentives as revenue during the period as discussed in Note 3 — Revenue. The amounts received by the fund investor from customer payments and incentives are recognized as interest using the effective interest method, and the balance is applied to reduce the financing obligation. The effective interest rate is the interest rate that equates the present value of the cash amounts to be received by a fund investor in relation to the underlying Projects with the present value of the cash amounts paid by the investor to the Company, adjusted for any payments made by the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 — Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company’s assessment of the significance of a specific input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Financial assets and liabilities held by the Company measured at fair value on a recurring basis as of December 31, 2021 and 2020, include cash and cash equivalents, short-term investments, warrant liabilities and embedded derivatives which are bifurcated from the host financial instrument.

Revenue Recognition

Revenues are recognized when control of the promised goods or services are transferred to the Company’s customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The Company generates all of its revenues from contracts with its customers. The Company recognizes revenue through two types of arrangements with customers, host customer arrangements and partnership arrangements as described below.

Host Customer Arrangements

Host customer contracts are generally entered into with commercial entities that have traditionally relied on power supplied directly from the grid. Host customer arrangements consist of a promise to provide energy optimization services through the Company’s proprietary SaaS platform coupled with a dedicated energy storage system owned and controlled by the Company throughout the term of the contract. The host customer does not obtain legal title to, or ownership of the dedicated energy storage system at any point in time. The host customer

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

is the end consumer of the energy that directly benefits from the energy optimization services provided by the Company. The term for the Company’s contracts with host customers generally ranges from 5 to 10 years, which may include certain renewal options to extend the initial contract term or certain termination options to reduce the initial contract term.

Although the Company installs an energy storage system at the host customer site in order to provide the energy optimization services, the Company directs how and for what purpose the asset is used through the operation of its SaaS platform and, as such, retains control of the energy storage system; therefore, the contract does not contain a lease. The Company determines the various energy optimization services provided throughout the term of the contract, which may include services such as remote monitoring, performance reporting, preventative maintenance and other ancillary services necessary for the safe and reliable operation of the energy storage system, are part of a combined output of energy optimization services and the Company provides a single distinct combined performance obligation representing a series of distinct days of services.

The Company determines the transaction price at the outset of the arrangement, primarily based on the contractual payment terms dictated by the contract with the customer. Fees charged to customers for energy optimization services generally consist of recurring fixed monthly payments throughout the term of the contract. In certain arrangements, the transaction price may include incentive payments that are earned by the host customer from utility companies in relation to the services provided by the Company. Under such arrangements, the rights to the incentive payments are assigned by the host customer to the Company. These incentives may be in the form of fixed upfront payments, variable monthly payments, or annual performance-based payments over the first five years of the customer contract term. Incentive payments may be contingent on approval from utility companies or actual future performance of the energy storage system.

Substantially all of the Company’s arrangements provide customers the unilateral ability to terminate for convenience prior to the conclusion of the stated contractual term or the contractual term is shorter than the estimated benefit period, which the Company has determined to be 10 years based on the estimated useful life of the underlying energy storage systems and the period over which the customer can benefit from the energy optimization services utilizing such energy storage systems. In these instances, the Company determined that upfront incentive payments received from its customers represent a material right that is, in effect, an advance payment for future energy optimization services to be recognized throughout the estimated benefit period. In contracts where the customer does not have the unilateral ability to terminate for convenience without a penalty during the estimated benefit period, the Company determined the upfront incentive payments do not represent a material right for services provided beyond the initial contractual period and are therefore a component of the initial transaction price. The Company revisits its estimate of the benefit period each reporting period. The Company’s contracts with host customers do not contain a significant financing component.

The Company transfers control of its energy optimization services to its customers continuously throughout the term of the contract (a stand-ready obligation) and revenue is recognized ratably as control of these services is transferred to its customers, in an amount that reflects the consideration the Company expects to be contractually entitled to in exchange for its services. Monthly incentive payments based on the performance of the energy storage system are allocated to the distinct month in which they are earned because the terms of the payments relate specifically to the outcome from transferring the distinct time increment (month) of service and because such amounts reflect the fees to which the Company expects to be entitled for providing energy optimization services each period, consistent with the allocation objective. Annual variable performance- based payments are estimated at the inception in the transaction price using the expected value method, which takes into consideration historical experience, current contractual requirements, specific known market events and forecasted energy storage system performance patterns, and the Company recognizes such payments ratably

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

using a time-based measure of progress of days elapsed over the term of the contract to the extent that it is probable that a significant reversal of the cumulative revenue recognized will not occur in a future period. At the end of each reporting period, the Company reassesses its estimate of the transaction price. The Company does not begin recognition of revenue until the energy storage system is live (i.e., provision of energy optimization services has commenced) or, as it relates to incentive payments, when approval has been received from the utility company, if later.

Partnership Arrangements

Partnership arrangements consist of promises to transfer inventory in the form of an energy storage system to a “solar plus storage” project developer and separately provide energy optimization services as described previously to the ultimate owner of the project after the developer completes the installation of the project. Under partnership arrangements, the Company’s customer is the solar plus storage project developer. The customer obtains legal title to along with ownership and control of the inventory upon delivery and the customer is responsible for the installation of the project. Once installation of the project is complete, the owner of the solar plus storage project provides energy to the end consumer through a separate contractual arrangement directly with the end consumer. The term for the Company’s contracts with customers under partnership arrangements generally ranges from 10 to 20 years.

The Company determined the promise to deliver the inventory as a component of the solar plus storage project for which the customer is responsible to develop is a separate and distinct performance obligation from the promise to provide energy optimization services.

The Company determines the transaction price at the outset of the arrangement, primarily based on the contractual payment terms dictated by the contract with the customer. Fees charged for the sale of inventory generally consist of fixed fees payable upon or shortly after successful delivery to the customer. Fees charged to customers for energy optimization services consist of recurring fixed monthly payments throughout the term of the contract. The Company is responsible for designing, procuring, delivering and ensuring the proper components are provided in accordance with the requirements of the contract. Although the inventory is purchased by the Company from a third-party manufacturer, the Company determined it obtains control of the inventory prior to delivery to the customer and is the principal in the arrangement. The Company is fully responsible for responding to and correcting any customer issues related to the delivery of the inventory. The Company holds title and assumes all risks of loss associated with the inventory until the customer accepts the inventory. The Company is primarily responsible for fulfilling the delivery of the inventory to the customer, assumes substantial inventory risks and has discretion in the pricing charged to the customer. The Company has not entered into any partnership arrangements where it is not the principal in the transaction.

The Company allocates revenue between the hardware and energy storage services performance obligations based on the standalone selling price of each performance obligation. The standalone selling price for the hardware is established based on observable pricing. The standalone selling price for the energy optimization services is established using a residual value approach due to the significant variability in the services provided to each individual customer based on the specific requirements of each individual project and the lack of observable standalone sales of such services. The Company’s partnership arrangements do not contain a significant financing component.

The Company transfers control of the inventory upon delivery and simultaneous transfer of title to the customer. The Company transfers control of its energy optimization services to its customers continuously throughout the term of the contract (a stand-ready obligation), which does not commence until the customer

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

successfully completes the installation of the project. As a result, the time frame between when the Company transfers control of the inventory to the customer upon delivery is generally several months, and can be in excess of one year, before the Company is required to perform any subsequent energy optimization services. Revenue is recognized ratably as control of these services is transferred to its customers based on a time-based output measure of progress of days elapsed over the term of the contract, in an amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

In some partnership arrangements, the Company charges shipping fees for the inventory. The Company accounts for shipping as a fulfillment activity, since control transfers to the customer after the shipping is complete and includes such amounts within cost of revenue.

Cost of Revenue

Cost of Hardware Revenue

Cost of revenue related to the sale of hardware includes the cost of the hardware sold to project developers, which generally includes the cost to purchase the hardware from a manufacturer, shipping, and other costs required to fulfill the Company’s obligation to deliver the hardware to the customer location. Cost of revenue may also include any impairment of hardware held in inventory for sale to a customer. Cost of revenue related to the sale of hardware is recognized when the delivery of the hardware is completed.

Cost of Service Revenue

Cost of revenue related to energy optimization services includes depreciation of the cost of energy storage systems associated with long-term host customer contracts, which includes capitalized fulfillment costs, such as installation services, permitting and other related costs. Cost of revenue may also include any impairment of energy storage systems along with energy storage system maintenance costs associated with the ongoing services provided to customers and other amounts not qualifying for capitalization pursuant to the Company’s internal use software capitalization policy. Cost of revenue is recognized as the energy optimization and other supporting services are provided to the Company’s customers throughout the term of the contract.

Sales and Marketing

Sales and marketing expense consists primarily of payroll and other related personnel costs, including stock-based compensation, employee benefits, and travel for the Company’s sales & marketing department. These costs are recognized in the period incurred. Advertising expenses for the years ended December 31, 2021, 2020, and 2019 were not material.

Research and Development

Research and development expense consists primarily of payroll and other related personnel costs for engineers and third parties engaged in the design and development of products, third-party software, and technologies, including salaries, bonus and stock-based compensation expense, project material costs, services, and depreciation. The Company expenses research and development costs as they are incurred.

General and Administrative

General and administrative expense consists of payroll and other related personnel costs, including salaries, bonuses and stock-based compensation for executive management, legal, finance, and others. In addition, general and administrative expense includes fees for professional services and occupancy costs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company recognizes stock-based compensation expense related to employees over the requisite service period based on the grant-date fair value of the awards. The fair value of options granted is estimated using the Black-Scholes option valuation model. The Company recognizes the grant-date fair value of an award as compensation expense on a straight-line basis over the requisite service period, which typically corresponds to the vesting period for the award. The Company elects to account for forfeitures as they occur and, upon forfeiture of an award prior to vesting, the Company reverses any previously recognized compensation expense related to that award.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes based on ASC 740, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. The Company records a valuation allowance to reduce tax assets to an amount for which realization is more likely than not. There are certain charges that are not deductible for tax purposes.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.

The Company recognizes the tax benefit from uncertain tax positions in accordance with GAAP, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company’s tax return. No liability related to uncertain tax positions has been recognized in the financial statements.

The Company includes interest and penalties for uncertain tax positions in the financial statements as a component of income tax expense. No accrual has been deemed necessary as of December 31, 2021 and 2020.

Foreign Currency Translation

The Company’s foreign subsidiaries financial position and results of operations are measured using the local currency as the functional currency. The functional currency is the currency of the primary economic environment in which an entity’s operations are conducted. Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect as of the balance sheet date. Revenues and expenses are translated at average exchange rates in effect during the year. Translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders’ equity (deficit).

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the period, without consideration for potential dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted- average number of common shares and common share equivalents of potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, convertible notes, warrants, restricted stock units (“RSUs”), and common stock options are considered to be potentially dilutive securities. As the Company was in a net loss position for the years ended December 31, 2021, 2020, and 2019, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because the effects of potentially dilutive securities are antidilutive.

Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). The intent of this pronouncement is to align the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software as defined in ASC 350-40. Under ASU 2018-15, the capitalized implementation costs related to a cloud computing arrangement will be amortized over the term of the arrangement and all capitalized implementation amounts will be required to be presented in the same line items of the financial statements as the related hosting fees. ASU 2018-15 is effective for public and private companies’ fiscal years beginning after December 15, 2019, and December 15, 2020, respectively, and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2018-15 as of January 1, 2021. The adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 was effective for public entities for interim and annual periods beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 will be effective for private entities for annual periods beginning after December 15, 2021, and interim periods beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU 2019-12 effective May 1, 2021. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

The Company will adopt ASU 2020-06 Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, effective January 1, 2022 using the modified retrospective approach. As a result of the adoption of ASU 2020-06, the 2028 Convertible Notes will no longer bifurcated into separate liability and equity components in the March 31, 2022 condensed consolidated balance sheet. Rather, the $460.0 million principal amount of the Company’s 2028 Convertible Notes will be classified only as a liability prospectively in the balance sheet. Upon adoption of ASU 2020-06, an adjustment will be recorded to the convertible notes liability component, equity component (additional paid-in-capital) and retained earnings. The cumulative effect of the change will be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. The comparative information will not restated and will continue to be presented according to accounting standards in effect for those periods. The adjustment will be calculated based on the carrying amount of the 2028 Convertible Notes as if it had always been treated only as a liability. Interest expense recognized in future periods will be reduced as a result of accounting for the convertible debt instrument as a single liability measured at its amortized cost.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2016, the FASB issued ASU 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. This ASU is effective for public and private companies’ fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and December 15, 2022, respectively. As the Company is no longer an emerging growth company as of January 1, 2022, the Company plans to adopt ASU 2016-13 effective on such date, utilizing the modified retrospective transition method. The Company believes that adoption of ASU 2016-13 will not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under ASU 2021-08, an acquirer must recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The guidance is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. As indicated in Note 21 — Subsequent Events, the Company completed the acquisition of AlsoEnergy on February 1, 2022. Therefore, the Company plans to adopt ASU 2021-08 on a prospective basis effective January 1, 2022 and is currently assessing the effect, if any, the guidance will have on the Company’s consolidated financial statements.

3.	REVENUE

Disaggregation of Revenue

The following table provides information on the disaggregation of revenue as recorded in the consolidated statements of operations (in thousands):

	Year ended December 31,
	2021	2020	2019
Partnership hardware and service revenue	$107,135	$20,713	$4,076
Host customer service revenue	$20,236	15,594	13,476

Total revenue	$127,371	$36,307	$17,552

Remaining Performance Obligations

Remaining performance obligations represent contracted revenue that has not been recognized, which includes contract liabilities (deferred revenue) and amounts that will be billed and recognized as revenue in future periods. As of December 31, 2021, the Company had $217.8 million of remaining performance obligations, and the approximate percentages expected to be recognized as revenue in the future are as follows (in thousands, except percentages):

	Total remaining performance obligations	Percent Expected to be Recognized as Revenue
		Less than one year	Two to five years	Greater than five years
Service revenue	$169,758	12%	50%	38%
Hardware revenue	48,039	100%	—%	—%

Total revenue	$217,797

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contract Balances

Deferred revenue primarily includes cash received in advance of revenue recognition related to energy optimization services and incentives. The following table presents the changes in the deferred revenue balance (in thousands):

	2021	2020	2019
Beginning balance as of Beginning balance as of January 1,	$52,410	$20,728	$11,859
Upfront payments received from customers	89,951	40,481	6,698
Upfront or annual incentive payments received	6,614	8,015	8,240
Revenue recognized related to amounts that were included in beginning balance of deferred revenue	(33,585)	(9,764)	(4,830)
Revenue recognized related to deferred revenue generated during the period	(77,947)	(7,050)	(1,239)

Ending balance as of Ending balance as of December 31,	$37,443	$52,410	$20,728

4.	SHORT-TERM INVESTMENTS

The following tables summarize the estimated fair value of the Company’s cash equivalents and debt securities and the gross unrealized holding gains and losses as of December 31, 2021 (in thousands):

	Amortized cost	Unrealized gain	Unrealized Loss	Estimated Fair Value
Assets
Cash equivalents:
Money market fund	$127,261	$—	$—	$127,261

Total cash equivalents	$127,261	$—	$—	$127,261

Debt securities:
Corporate debt securities	$42,174	$11	$(52)	$42,133
Commercial paper	20,743	—	—	20,743
U.S. government bonds	86,265	—	(135)	86,130
Certificate of deposits	21,501	6	—	21,507
Other	2,500	—	(5)	2,495

Total debt securities	$173,183	$17	$(192)	$173,008

Classified as:
Cash equivalents				$127,261
Short-term debt securities				$173,008
Long-term debt securities				—

The Company periodically reviews the available-for-sale securities for other-than-temporary impairment loss. The Company considers factors such as the duration, severity and the reason for the decline in value, the potential recovery period and its intent to sell. For debt securities, it also considers whether (i) it is more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis, and (ii) the amortized cost basis cannot be recovered as a result of credit losses. During the year ended December 31, 2021, the Company did not recognize any other-than-temporary impairment losses. All securities with unrealized losses have been in a loss position for less than 12 months.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	FAIR VALUE MEASUREMENTS

Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. At December 31, 2021 and December 31, 2020, the carrying amount of accounts receivable, other current assets, accounts payable, and accrued and other current liabilities approximated their estimated fair value due to their relatively short maturities. There were no assets or liabilities classified as Level 3 as of December 31, 2021.

The following table provides the financial instruments measured at fair value on a recurring basis (in thousands):

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$127,261	$—	$—	$127,261
Debt securities
Corporate debt securities	—	42,133	—	42,133
Commercial paper	—	20,743	—	20,743
U.S. government bonds	—	86,130	—	86,130
Certificate of deposits	—	21,507	—	21,507
Other	—	2,495	—	2,495

Total financial assets	$127,261	$173,008	$—	$300,269

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$67	$—	$—	$67
Liabilities
Convertible preferred stock warrant liability	$—	$—	$95,342	$95,342

The Company’s money market funds are classified as Level 1 because they are valued using quoted market prices. The Company’s short-term investments consist of available-for-sale securities and are classified as Level 2 because their value is based on valuations using significant inputs derived from or corroborated by observable market data. The convertible preferred stock warrant liabilities are defined as Level 3 in the fair value hierarchy as the valuations are based on significant unobservable inputs, which reflect the Company’s own assumptions incorporated in valuation techniques used to determine fair value; further discussion of these assumptions is set forth below. There were no transfers into or out of Level 3 of the fair value hierarchy during the periods presented.

2028 Convertible Notes

In November 2021, the Company issued $460.0 million aggregate principal amount of its 2028 Convertible Notes. Upon issuance, the Company bifurcated the 2028 Convertible Notes for accounting purposes between a liability component and an equity component. The liability component was determined using a binomial lattice model by estimating the fair value of a hypothetical issuance of an identical offering excluding the conversion feature of the 2028 Convertible Notes. The initial carrying amount of the equity component was calculated as the

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

difference between the liability component and the face value of the 2028 Convertible Senior Notes (See Note 12 — Convertible Promissory Notes). The estimated fair value of the 2028 Convertible Notes, which differs from their carrying value, is influenced by interest rates, the price of the Company’s common stock, the volatility, the expected term, and the prices for the notes observed in the market trading. The estimated fair value of the 2028 Convertible Notes, which are considered Level 2 financial instruments, was $324.8 million at issuance on November 22, 2021, and $447.8 million as of December 31, 2021.

Capped Call Options with respect to the 2028 Senior Notes

In connection with the issuance of the 2028 Convertible Notes, the Company entered into the capped call options with certain financial institutions. The capped calls cover 15,730,390 shares of common stock (subject to anti-dilution and certain other adjustments), which is the same number of shares of common stock that initially underlie the 2028 Convertible Notes. The Capped Calls have an initial strike price of approximately $29.2428 per share, which corresponds to the initial conversion price of the 2028 Convertible Notes, and have a cap price of approximately $49.6575 per share (See Note 12 — Convertible Promissory Notes). The strike price and cap price are subject to anti-dilution adjustments generally similar to those applicable to the 2028 Convertible Notes. These instruments meet certain accounting criteria to be classified in stockholders’ equity (deficit), and are not subsequently remeasured as long as the conditions for equity classification continue to be met.

Convertible Preferred Stock Warrant Liabilities

As discussed in Note 13 — Warrants, upon effectiveness of the Merger, substantially all of the outstanding convertible preferred stock warrants were converted into shares of common stock of Stem. As such, the associated warrant liability was reclassified to additional paid-in-capital upon the Merger and was no longer an outstanding Level 3 financial instrument as of December 31, 2021. The fair value of the convertible preferred stock warrants as of December 31, 2020 was determined using the Black-Scholes method as well as a discount for lack of marketability. Black-Scholes inputs used to value the warrants are based on information from purchase agreements and within valuation reports prepared by an independent third party for the Company. Inputs include exercise price, selection of guideline public companies, volatility, fair value of common or preferred stock, expected dividend rate and risk-free interest rate.

The key assumptions used for the valuation of the preferred stock warrant liabilities upon remeasurement were as follows:

Year Ended December 31, 2021
Volatility	65.0%
Risk-free interest rate	0.1%
Expected term (in years)	1.5
Dividend yield	—%
Discount for lack of marketability	12.3%

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in the liability for the Company’s warrants during the years ended December 31, 2021 and 2020 (in thousands):

	December 31,
	2021	2020
Balance as of January 1,	$95,342	$6,094
Changes in estimated fair value	488	85,623
Assumption of warrant liability upon Merger	302,556	—
Issuance of warrants	—	3,633
Conversion of warrants upon Merger	(60,568)	—
Exchange of warrants	(168,647)	—
Exercise of warrants	(169,171)	(8)

Balance as of December 31,	$—	$95,342

6.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

Goodwill consists of the following (in thousands):

	December 31,
	2021	2020
Goodwill	$1,625	$1,625
Effect of foreign currency translation	116	114

Total goodwill	$ 1,741	$ 1,739

Intangible Assets, Net

Intangible assets, net, consists of the following (in thousands):

	December 31,
	2021	2020
Developed technology	$500	$500
Internally developed software	29,706	22,545

Intangible assets	30,206	23,045
Less: Accumulated amortization	(16,276)	(10,993)
Add: Currency translation adjustment	36	35

Total intangible assets, net	$13,966	$12,087

Amortization expense for intangible assets was $5.3 million, $4.5 million and $3.1 million for the years ended December 31, 2021, 2020, and 2019, respectively, of which substantially all represents amortization of internally developed software recognized in cost of goods sold in the consolidated statements of operations.

7.	LEASES

The Company leases and subleases certain office spaces with lease terms ranging from 3 to 8 years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional five years. These optional periods have not been considered in the determination of the ROU assets or lease liabilities associated with these leases as the Company did not consider the exercise of these options to be reasonably certain.

The Company performed evaluations of its contracts and determined each of its identified leases are operating leases. For the years ended December 31, 2021, 2020, and 2019, the Company incurred $1.3 million, $0.8 million and $1.2 million, respectively, of rent expense included in operating expenses in the consolidated statements of operations in relation to its operating leases, inclusive of short-term and variable lease expense which was immaterial. Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2021, 2020, and 2019 was $0.5 million $0.7 million and $0.9 million, respectively, and was included in net cash used in operating activities in the Company’s consolidated statements of cash flows.

As of December 31, 2021, future payments associated with the Company’s operating lease liabilities were as follows (in thousands):

Operating Leases
2022	$1,818
2023	2,473
2024	2,239
2025	2,109
2026	2,172
Thereafter	4,937

Total lease payments	15,748
Less: imputed interest	(2,325)

Total operating lease liability future lease payments	$13,423

Reported as of December 31, 2021 and 2020 (in thousands):

	December 31,
	2021	2020
Current portion of operating lease liabilities included within other current liabilities	$1,240	$333
Non-current portion of operating lease liabilities	12,183	57

Total	$13,423	$390

The following summarizes additional information related to operating leases:

	December 31,
	2021	2020
Weighted average remaining operating lease term (in years)	6.7	0.8
Weighted average discount rate	4.5%	11.3%

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	ASSET RETIREMENT OBLIGATION

The information below details the asset retirement obligation for the years ended December 31, 2021 and 2020 as follows (in thousands):

	December 31,
	2021	2020
Beginning balance at January 1,	$4,137	$5,759
Asset retirement obligation	—	771
Settlement of asset retirement obligation	—	(1,375)
Retirement cost revaluation	(231)	(1,235)
Accretion expense	229	217

Ending balance at December 31,	$4,135	$4,137

9.	ENERGY STORAGE SYSTEMS, NET

Energy Storage Systems, Net

Energy storage systems, net, consists of the following (in thousands):

	December 31, 2021	December 31, 2020
Energy storage systems placed into service	$143,592	$144,425
Less: accumulated depreciation	(45,250)	(33,389)
Energy storage systems not yet placed into service	7,772	12,667

Total energy storage systems, net	$106,114	$123,703

Depreciation expense for energy storage systems was approximately $14.4 million, $13.9 million and $9.7 million for the years ended December 31, 2021, 2020, and 2019, respectively. Depreciation expense is recognized in cost of service revenue.

10.	BALANCE SHEET COMPONENTS

Inventory

Inventory consists of the following (in thousands):

	December 31,
	2021	2020
Work in process inventory	$20,582	$15,296
Batteries	2,138	5,547

Total inventory	$22,720	$20,843

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Current Assets

Other current assets consist of the following (in thousands):

	December 31,

	2021	2020
Deferred costs with suppliers	$13,744	$6,204
Prepaid expenses	3,137	698
Utility program deposits	353	891
Due from related parties	213	123
Other	1,194	4

Total other current assets	$18,641	$7,920

Other Noncurrent Assets

Other noncurrent assets consist of the following (in thousands):

	December 31,

	2021	2020
Prepaid warranties and maintenance	$15,991	$1,088
Receivable from SPEs (Note 16)	3,565	3,583
Deferred SPAC costs	—	1,256
Self-generation incentive program deposits	940	1,036
Investment in VIEs	1,924	744
Revolver debt issuance costs	—	73
Property and equipment, net	512	44
Other	1,599	458

Total other noncurrent assets	$24,531	$8,282

Depreciation expense for property and equipment was immaterial for each of the years ended December 31, 2021, 2020 and 2019.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2021	2020
Accrued payables	$25,062	$9,799
Accrued interest — notes payable	344	6,149
Other accrued liabilities	587	124

Total accrued liabilities	$25,993	$16,072

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	December 31,
	2021	2020
System advances	$267	$640
Lease liabilities — current portion	1,240	333
Due to related parties	306	399
Other	—	217

Total other current liabilities	$1,813	$1,589

11.	NOTES PAYABLE

Revolving Loan Due to SPE Member

In April 2017, the Company entered into a revolving loan agreement with an affiliate of a member of certain of the Company’s special purpose entities (“SPE”). This agreement was, from time to time, subsequently amended. The purpose of this revolving loan agreement was to finance the Company’s purchase of hardware for its various energy storage system projects. The agreement had a total revolving loan capacity of $45.0 million that bore fixed interest at 10% with a maturity date of June 2020.

In May 2020, concurrent with the 2020 Credit Agreement discussed below, the Company entered into an amendment to the revolving loan agreement, which reduced the loan capacity to $35.0 million and extended the maturity date to May 2021. The amendment increased the fixed interest rate for any borrowings outstanding more than nine months to 14% thereafter. Additionally, under the original terms of the revolving loan agreement, the Company was able to finance 100% of the value of the hardware purchased up to the total loan capacity. The amendment reduced the advance rate to 85%, with an additional reduction to 70% in August 2020. The amendment was accounted for as a modification of the debt, which did not have a material impact on the consolidated financial statements. As of December 31, 2020, the Company had $7.4 million outstanding under the revolving loan agreement. In April 2021, the Company repaid the remaining outstanding balance of this facility with the proceeds received from the Merger. The facility was terminated after the repayment in April 2021.

Term Loan Due to SPE Member

In December 2018, the Company entered into a term loan in the amount of $13.3 million with an affiliate of a member of certain SPEs with the Company. The term loan bore fixed interest of 12.5% on the outstanding principal balance with a final balloon payment of $3.0 million due at the maturity date of June 30, 2020. In May 2020, the Company repaid the remaining outstanding balance of $5.9 million with the proceeds received through the 2020 Credit Agreement discussed below.

Term Loan Due to Former Non-Controlling Interest Holder

In June 2018, the Company acquired the outstanding member interests of an entity controlled by the Company for $8.1 million. The Company financed this acquisition by entering into a term loan agreement with the noncontrolling member bearing fixed interest of 4.5% per quarter (18.0% per annum) on the outstanding principal balance. The loan required fixed quarterly payments throughout the term of the loan, which was scheduled to be paid in full by April 1, 2026.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May 2020, the Company amended the term loan and, using the proceeds from the 2020 Credit Agreement discussed below, prepaid $1.5 million of principal and interest on the note, of which $1.0 million was towards the outstanding principal balance, thereby reducing the fixed quarterly payment due to the lender. In relation to this amendment, the Company was required to issue warrants for 400,000 shares of common stock resulting in a discount to the term loan of $0.2 million. As of December 31, 2020, the outstanding balance was $5.8 million. In April 2021, the Company repaid the remaining outstanding balance of this facility with the proceeds received from the Merger. Upon prepayment of this facility, the Company incurred $2.6 million in prepayment penalties that were recorded to loss on extinguishment of debt in the Company’s statement of operations. The facility was terminated after the repayment in April 2021.

2020 Credit Agreement

In May 2020, the Company entered into a credit agreement (“2020 Credit Agreement”) with a new lender that provided the Company with proceeds of $25.0 million to provide the Company with access to working capital towards the purchase of energy storage system equipment. The 2020 Credit Agreement has a maturity date of the earlier of (1) May 2021, (2) the maturity date of the revolving loan agreement, or (3) the maturity date of the Pre-Merger Convertible Promissory Notes discussed below in Note 12 — Convertible Promissory Notes. The loan bore interest of 12% per annum, of which 8% was paid in cash and 4% added back to principal of the loan balance every quarter. The Company used a portion of the proceeds towards payments associated with existing debt as previously discussed. As of December 31, 2020, the outstanding balance was $25.6 million. In April 2021, the Company repaid the remaining outstanding balance of this facility with the proceeds received from the Merger. Upon prepayment of this facility, the Company incurred $1.4 million in prepayment penalties that were recorded to loss on extinguishment of debt in the Company’s statement of operations. The facility was terminated after the repayment in April 2021.

2021 Credit Agreement

In January 2021, the Company, through a wholly owned Canadian entity, entered into a credit agreement to provide a total of $2.7 million towards the financing of certain energy storage systems. The credit agreement is structured on a non-recourse basis and the system will be operated by the Company. The credit agreement has a stated interest of 5.45% and a maturity date of June 2031. The Company received an advance under the credit agreement of $1.8 million in January 2021. The repayment of advances received under this credit agreement is determined by the lender based on the proceeds generated by the Company through the operation of the underlying energy storage systems. As of December 31, 2021, the outstanding balance was $1.9 million. The Company was in compliance with all covenants contained in the 2021 Credit Agreement as of December 31, 2021.

The Company’s outstanding debt consisted of the following as of December 31, 2021 (in thousands):

December 31, 2021
Outstanding principal	$1,902
Unamortized discount	(215)

Carrying value of debt	$1,687

12.	CONVERTIBLE PROMISSORY NOTES

As of December 31, 2020, the Company had various convertible notes outstanding to investors. The Company refers to the collective group of all such note instruments as the “Pre-Merger Convertible Promissory

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes.” As of December 31, 2020, these Pre-Merger Convertible Promissory Notes had a balance of $67.6 million. During the year ended December 31, 2021, the Company issued additional convertible notes, including convertible promissory notes issued and sold in January 2021 (the “Q1 2021 Convertible Notes”) and the 2028 Convertible Notes. Upon effectiveness of the Merger on April 28, 2021, all outstanding Pre-Merger Convertible Promissory Notes were converted to common stock and cancelled (see “— Conversion and Cancellation of Convertible Promissory Notes Upon Merger” below). As of December 31, 2021, the Pre-Merger Convertible Promissory Notes and the Q1 2021 Convertible Notes were no longer outstanding.

Q1 2021 Convertible Notes

In January 2021, the Company issued and sold the Q1 2021 Convertible Notes under the same terms as the then existing Pre-Merger Convertible Promissory Notes to various investors with aggregate gross proceeds of $1.1 million. The Company evaluated the conversion option within the Q1 2021 Convertible Notes and determined the effective conversion price was beneficial to the note holders.

Conversion and Cancellation of Convertible Promissory Notes Upon Merger

Immediately prior to the effectiveness of the Merger, the entire balance of the Company’s outstanding Pre-Merger Convertible Promissory Notes issued by Legacy Stem automatically converted into shares of Legacy Stem Common Stock. Upon the effectiveness of the Merger, these shares of Legacy Stem Common Stock automatically converted into 10,921,548 shares of common stock of Stem. The balance associated with the outstanding Pre-Merger Convertible Promissory Notes totaling $77.7 million, including $7.7 million of interest accrued on the notes through the date of Merger, was reclassified to additional paid-in-capital. The unamortized portion of the debt discount associated with the outstanding Q1 2021 Convertible Notes totaling $1.1 million was fully expensed to loss on extinguishment of debt on the Company’s statement of operations.

2028 Convertible Notes and Capped Call Options

2028 Convertible Notes

On November 22, 2021, the Company issued $460.0 million aggregate principal amount of its 2028 Convertible Notes in a private placement offering to qualified institutional buyers (the “Initial Purchasers”) pursuant to Rule 144A under the Securities Act of 1933, as amended.

The 2028 Convertible Notes are senior, unsecured obligations of the Company and bear interest at a rate of 0.5% per year, payable in cash semi-annually in arrears in June and December of each year, beginning in June 2022. The notes will mature on December 1, 2028, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Upon conversion, the Company may choose to pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock. The Notes are redeemable for cash at the Company’s option at any time given certain conditions (as discussed below), at an initial conversion rate of 34.1965 shares of common stock per $1,000 principal amount of 2028 Convertible Notes, which is equivalent to an initial conversion price of approximately $29.24 (the “2028 Conversion Price”) per share of the Company’s common stock. The conversion rate is subject to customary adjustments for certain events as described in the Indenture.

The Company may redeem for cash all or any portion of the 2028 Convertible Notes, at the Company’s option, on or after December 5, 2025 if the last reported sale price of the Company’s common stock has been at least 130% of the 2028 Conversion Price then in effect for at least 20 trading days at a redemption price equal to 100% of the principal amount of the 2028 Convertible Notes to be redeemed, plus accrued and unpaid interest.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s net proceeds from this offering were approximately $445.7 million, after deducting the Initial Purchasers’ discounts and debt issuance costs. To minimize the impact of potential dilution to the Company’s common stockholders upon conversion of the 2028 Convertible Notes, the Company entered into separate capped calls transactions (the “Capped Calls”) as described below.

In accordance with accounting guidance for debt with conversion and other options, the Company separately accounted for the liability and equity components of the 2028 Convertible Notes by allocating the proceeds between the liability component and the equity component, due to the Company’s ability to settle the 2028 Convertible Notes in cash, its common Stock, or a combination of cash and common Stock at the option of the Company. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The equity component of the 2028 Convertible Notes was recognized as a debt discount and represents the difference between the gross proceeds from the issuance of the 2028 Convertible Notes and the fair value of the liability component of the 2028 Convertible Notes on the date of issuance. The debt discount is amortized to interest expense using the effective interest method over approximately seven years, or the expected life of the 2028 Convertible Notes. The equity component is not remeasured as long as it continues to meet the conditions for equity classification.

After allocating the proceeds of the liability and equity components, the Company further allocated $14.3 million initial purchasers’ debt discount and debt issuance cost of $12.4 million and $1.9 million, respectively. The initial purchaser’s discount and debt issuance costs primarily consisted of underwriters, advisory, legal, and accounting fees. These costs were allocated to the debt and equity components based on the allocation of the proceeds as follows (in thousands):

	Amount	Equity Component	Debt Component
Initial Purchaser’s Debt Discount	$12,420	$3,650	$8,770
Debt Issuance Costs	1,871	550	1,321

Total	$14,291	$4,200	$10,091

The portion allocated to the debt component is amortized to interest expense using the effective interest method over the expected life of the 2028 Convertible Notes, or approximately its seven-year term. The effective interest rate on the liability component of the 2028 Convertible Notes for the period from the date of issuance through December 2028 is 5.96%, which remains unchanged from the date of issuance.

The outstanding 2028 Convertible Notes balances as of December 31, 2021, are summarized in the following table (in thousands):

December 31, 2021
Debt Component
Outstanding principal	$460,000
Unamortized initial purchaser’s debt discount and debt issuance cost	(143,458)

Net carrying amount	$316,542

At the original issuance date, the fair value of the debt component of the Company’s 2028 Convertible Notes was $324.8 million and the estimated fair value of the equity component was $135.2 million, as measured

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on the date of issuance, resulting in a total fair value of $460.0 million for the 2028 Convertible Notes. The 2028 Convertible Notes were priced at par at the valuation date resulting in the fair value of the 2028 Convertible Notes equal to the principal amount of $460.0 million. The fair value of the equity component has been calculated as the residual amount between the fair value of the 2028 Convertible Notes and the fair value of the debt component.

The following table presents total interest expense recognized related to the 2028 Convertible Notes during the year ended December 31, 2021 (in thousands):

December 31, 2021
Cash interest expense
Contractual interest expense	$249
Non-cash interest expense
Amortization of debt discount and debt issuance cost	$1,812

Total interest expense	$2,061

Capped Call Options

On November 17, 2021, in connection with the pricing of the 2028 Convertible Notes, and on November 19, 2021, in connection with the exercise in full by the Initial Purchasers of their option to purchase additional Notes, the Company entered into Capped Calls with certain counterparties. The Company used $66.7 million of the net proceeds to pay the cost of the Capped Calls.

The Capped Calls have an initial strike price of $29.2428 per share, which corresponds to the initial conversion price of the 2028 Convertible Notes and is subject to anti-dilution adjustments. The Capped Calls have a cap price of $49.6575 per share, subject to certain adjustments.

The Capped Calls are considered separate transactions entered into by and between the Company and the Capped Calls counterparties, and are not part of the terms of the 2028 Convertible Notes. The Company recorded a reduction to additional paid-in capital of $66.7 million during the year ended December 31, 2021 related to the premium payments for the Capped Calls. These instruments meet the conditions outlined in ASC 815 to be classified in stockholders’ equity (deficit) and are not subsequently remeasured as long as the conditions for equity classification continue to be met.

13.	WARRANTS

Legacy Stem Warrants

Since inception the Company has issued warrants to purchase shares of Legacy Stem’s preferred stock in conjunction with various debt financings. See Note 5—Fair Value Measurements, for further information regarding fair value measurements associated with the resulting warrant liabilities, which are remeasured on a recurring basis each period. The Company has also issued warrants to purchase shares of Legacy Stem’s common stock. Upon effectiveness of the Merger, the Company had 50,207,439 warrants outstanding, of which substantially all were converted into 2,759,970 shares of common stock of Stem. Upon conversion of the warrants, the existing warrant liabilities were remeasured to fair value resulting in a gain on remeasurement of $100.9 million and a total warrant liability of $60.6 million, which was then reclassified to additional paid-in-capital. As of December 31, 2021, there were 23,673 Legacy Stem Warrants outstanding. These instruments are exercisable into the Company’s common stock and are equity classified.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Public Warrants and Private Placement Warrants

As part of STPK’s initial public offering, under the Warrant Agreement dated as of August 20, 2020 (the “Warrant Agreement”) and, prior to the effectiveness of the Merger, STPK issued 12,786,168 warrants each of which entitled the holder to purchase one share of common stock at an exercise price of $11.50 per share of common stock (the “Public Warrants”). Simultaneously with the closing of the Initial Public Offering, STPK completed the private sale of 7,181,134 million warrants to STPK’s sponsor (the “Private Warrants”). Upon issuance, these warrants met the criteria for liability classification. Upon the effectiveness of the Merger, Stem assumed the outstanding Public Warrants and Private Warrants, which continued to meet the criteria for liability classification, resulting in assumed warrant liabilities of $185.9 million and $116.7 million, respectively, or a total warrant liability of $302.6 million. Such warrants were initially recorded at fair value and remeasured to fair value at each reporting period. The fair value of the Private Warrants was determined using the Black-Scholes method as well as a discount for lack of marketability. Black-Scholes inputs used to value the warrants are based on information from purchase agreements and within valuation reports prepared by an independent third party for the Company. Inputs include exercise price, selection of guideline public companies, volatility, fair value of common stock, expected dividend rate and risk-free interest rate.

On June 25, 2021, the Company entered into an exchange agreement (the “Exchange Agreement”) with the holders of the 7,181,134 outstanding Private Placement Warrants, pursuant to which such holders received 4,683,349 shares of the Company’s common stock on June 30, 2021, in exchange for the cancellation of the outstanding Private Placement Warrants. The Exchange Shares were issued in reliance upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended. Immediately prior to the exchange, the Private Warrants were marked to fair value, resulting in a loss of $52.0 million. As a result of the Exchange Agreement, there were no Private Warrants outstanding as of December 31, 2021.

On August 20, 2021, the Company issued an irrevocable notice for redemption of all 12,786,129 of the Company’s outstanding public warrants at 5:00 p.m. Eastern time on September 20, 2021 (“Redemption Date”). Pursuant to the notice of redemption, holders exercised 12,638,723 Public Warrants for a purchase price of $11.50 per share, for proceeds to the Company of approximately $145.3 million. The Company redeemed all remaining outstanding Public Warrants that had not been exercised as of 5:00 p.m. Eastern time on the Redemption Date. As a result of the settlement of the Public Warrants, the Company recorded a gain of $134.9 million on the revaluation of the warrant liability. The Company also recorded a gain of $2.1 million on the redemption of unexercised public warrants. These gains are recorded in “change in fair value of warrants and embedded derivative” in the consolidated statements of operation in the year ended December 31, 2021. The public warrants have been delisted from the NYSE, and there are no public warrants left outstanding.

Warrants Issued for Services

On April 7, 2021, the Company entered into a strategic relationship with an existing shareholder not deemed to be a related party to jointly explore on a non-exclusive basis possible business opportunities to advance projects in the United States, the United Kingdom, Europe and Asia. As consideration for the strategic relationship, upon closing of the Merger, the Company issued warrants to purchase 350,000 shares of the Company’s common stock at an exercise price of $0.01 per share. These warrants were deemed to have been fully earned as of the grant date. The warrants were valued at fair market value as of the grant date totaling $9.2 million and recorded to general and administrative expense in the Company’s statement of operations. In May 2021, all of these warrants were exercised for shares of the Company’s common stock.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	COMMON STOCK

The Company had reserved shares of common stock for issuance as follows:

December 31, 2021
Shares reserved for warrants	23,673
Options issued and outstanding	8,766,466
Shares available for future issuance under equity incentive plan	20,844,788
Conversion of 2028 Convertible Notes	20,842,773

Total	50,477,700

As of December 31, 2021, the Company had 23,722,254 shares of common stock reserved for future issuance under equity incentive plans corresponding to the 2021 Equity Incentive Plan. As of December 31, 2021, 1,075,635 stock options and 1,801,831 RSUs had been granted to employees under the 2021 Equity Incentive Plan.

15.	STOCK-BASED COMPENSATION

Under both the Stem, Inc. 2009 Equity Incentive Plan (the “2009 Plan”) and the Stem Inc. 2021 Equity Incentive Plan (the “2021 Plan,” and together with the 2009 Plan, the “Plans”), the Company may grant stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”) and other awards that are settled in shares of the Company’s common stock. The Plans permit net settlement of vested awards, pursuant to which the award holder forfeits a portion of the vested award to satisfy the purchase price (in the case of stock options), the holder’s withholding tax obligation, if any, or both. When the holder net settles the tax obligation, the Company pays the amount of the withholding tax to the U.S. government in cash, which is accounted for as an adjustment to additional paid-in-capital. The Company does not intend to grant new awards under the 2009 Plan. At December 31, 2021, 7,754,811 stock options were outstanding under the 2009 Plan. In May 2021, the Company began issuing awards under the 2021 Plan, with 23,722,254 shares reserved thereunder.

Stock Options

Under the Plans, the exercise price of an option cannot be less than 100% of the fair value of one share of common stock for incentive or non-qualified stock options, and not less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock, as determined by the Company’s Board of Directors (the “Board”). Options under the Plans generally expire after 10 years. Under the Plans, the Compensation Committee of the Board determines when the options granted will become exercisable. Options granted under the Plans generally vest 1/4 one year from the grant date and then 1/48 each month over the following three years and are exercisable for 10 years from the date of the grant. The Plans allow for exercise of unvested options with repurchase rights over the restricted common stock issued at the original exercise price. The repurchase rights lapse at the same rate as the options vest.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the stock option activity for the period ended December 31, 2021:

	Number of Options Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Balances as of December 31, 2020	51,379,939	$0.56	7.2	$46,516
Retroactive application of recapitalization	(40,314,281)	2.05	—	—

Adjusted Balance as of December 31, 2020	11,065,658	2.61	7.2	46,516
Options granted	1,079,583	28.73
Options exercised	(3,235,713)	1.64
Options forfeited	(129,102)	15.18
Options expired	(13,960)	0.53

Balances as of December 31, 2021	8,766,466	$6.01	7.1	$123,570

Options vested and exercisable —December 31, 2021	6,298,675	$2.61	6.4	$103,100

The weighted-average grant date fair value of stock options granted to employees was $18.84, $3.79 and $1.58 during the years ended December 31, 2021, 2020, and 2019, respectively. The intrinsic value of options exercised was $56.1 million, $1.1 million and less than $0.1 million during the years ended December 31, 2021, 2020, and 2019, respectively. During the year ended December 31, 2021, the Company issued 1,054,594 shares of common stock from the net settlement of 1,648,463 stock options and shares granted. The Company paid $12.6 million in withholding taxes in connection with the net share settlement of these awards.

Significant Assumptions in Estimating Option Fair Value

The Company uses the Black-Scholes model for estimating the fair value of options granted. The weighted-average assumptions used in the Black-Scholes are as follows:

	December 31,
	2021	2020	2019
Expected volatility	74.00%	71.41%	69.10%
Risk-free interest rate	1.06%	0.49%	2.47%
Expected term (years)	6.23	5.82	5.83
Dividend yield	—	—	—

Restricted Stock Units

RSUs represent a right to receive one share of the Company’s common stock that is both non-transferable and forfeitable unless and until certain conditions are satisfied. RSUs generally, either cliff vest on the third anniversary of the award grant date, or vest 1/4 per year over a four-year period, subject to continued employment through each anniversary. During the year ended December 31, 2021, the Company granted RSUs, which vest 1/5 per year over approximately a seven-year period starting in April 2024. The fair value of restricted stock units is determined on the grant date and is amortized over the vesting period on a straight-line basis.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the RSU activity for the period ended December 31, 2021:

	Number of RSUs Outstanding	Weighted- Average Grant Date Fair Value Per Share
Balances as of December 31, 2020	—	$—
RSUs granted	1,801,831	36.0
RSUs vested	—	—
RSUs forfeited	(2,154)	26.1

Balances as of December 31, 2021	1,799,677	36.0

The fair value of all RSUs granted during the year ended December 31, 2021 was $64.8 million. During the year ended December 31, 2021, no RSUs vested.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense recorded in each component of operating expenses in the Company’s consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,
	2021	2020	2019
Sales and marketing	$1,723	$396	$364
Research and development	2,367	1,211	901
General and administrative	9,456	2,935	266
Total stock-based compensation expense	$13,546	$4,542	$1,531

As of December 31, 2021, the Company had approximately $21.1 million of remaining unrecognized stock-based compensation expense for stock options, which is expected to be recognized over a weighted average period of 3.2 years. As of December 31, 2021, the Company had approximately $56.5 million of remaining unrecognized stock-based compensation expense for RSUs, which is expected to be recognized over a weighted average period of 4.9 years. Research and development expenses of $1.2 million corresponding to internal-use software, were capitalized during the year ended December 31, 2021.

16.	SPECIAL PURPOSE ENTITIES

The Company has formed various SPEs to finance the development and construction of its energy storage systems. These SPEs, which are structured as limited liability companies, obtain financing from outside investors and purchase projects from the Company under master purchase agreements by making an upfront payment to the Company for such energy storage systems. As discussed in Note 2 — Summary of Significant Accounting Policies, the Company accounts for the large upfront payment received from the SPE as a financing obligation. The legal purchase of the energy storage system does not affect the Company’s legal or constructive obligation to the host customer.

Consolidated VIE

In September 2013, the Company entered into agreements to form SCF 1, LLC (“SCF 1”) and consolidated this SPE under the VIE consolidation model. During 2018, the Company acquired the outstanding non-controlling interests of SCF 1 which remained a VIE upon reconsideration at the acquisition.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020, the Company’s consolidated total assets include the assets of SCF 1 that can only be used to settle the liabilities, if any, of SCF 1. The assets and liabilities of SCF 1 are comprised primarily of the following:

	December 31,
	2021	2020
Energy storage systems, net	$649	$1,463
Deferred revenue, current	$283	$283
Deferred revenue, noncurrent	$753	$1,047
Other liabilities	$159	$239

Unconsolidated VIEs

SPV II, SPV III, and SPV IV

On January 23, 2015, June 7, 2016, and June 30, 2017 the Company entered into agreements to form three Limited Liability Companies: Stem Finance SPV II, LLC (“SPV II”), Stem Finance SPV III, LLC (“SPV III”), and Generate-Stem LCR, LLC (“SPV IV”), respectively. These agreements are accounted for as unconsolidated VIEs because the Company lacks the power to direct the activities that most significantly impact the economics of these entities. Although the Company is not the primary beneficiary of these entities, due to its significant continuing involvement in the generation of cash flows of the energy storage systems and legal responsibilities under the host customer contract, the Company is required to include the assets, liabilities, revenues, and expenses of these entities in its consolidated financial statements. The significant activities involve deciding which energy storage systems to be purchased by the SPE and setting of the annual operating budgets which govern the ongoing operation and maintenance of the energy storage systems. Both of these activities significantly impact the revenue, expenses, and resulting residual returns or losses that will accrue to the investors of the SPE and require approval by both Stem and the other third-party investor. Stem, the non-managing member of the SPE, shares power through its rights to (i) agree on SPE purchases of energy storage systems in the master purchase agreement, and (ii) approve the annual operating budgets in the operating and maintenance agreement. The other investor shares power through its rights as the managing member in the SPE. As a result, power is shared with the other investors in the SPE who are not considered related parties (including de facto agency relationships) of the Company. Investments in such SPEs are accounted for under the equity method of accounting and are recorded within other noncurrent assets on the consolidated balance sheets. The Company’s maximum loss exposure from these entities is limited to the aggregate carrying amount of its equity method investments. As of December 31, 2021, the Company had not provided, and is not required to provide, financial support through a liquidity arrangement or otherwise, to its SPEs, including circumstances in which it could be exposed to further losses (e.g., cash shortfalls). The Company’s cumulative share of the earnings/(losses) in SPV II, SPV III and SPV IV was $0.1 million, $0.1 million, and $0.2 million for the years ended December 31, 2021, 2020, and 2019, respectively.

Copec

During March 2020, the Company entered into the JV Agreement with Compania de Petroleos de Chile Copec S.A. (“Copec”), a leading wholesaler and distributor of petroleum products, that supplies fuel, lubricants, and other retail services such as carwash and foods through its series of service stations. The Company operates more than 650 service stations in Chile and more than 2,500 through different subsidiaries companies around South America, Central America, and the United States.

The purpose of the JV Agreement is to form an entity with equity contributions from both Stem and Copec to explore and develop business opportunities within the commercial and industrial space, including utilities and

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

grid operators, in Latin America with the focus of providing intelligent energy storage solutions that leverage advanced software analytics and controls (principally through the Athena Platform developed by Stem). Stem’s technology and expertise will be combined with the strength of Copec’s scale, distribution network, energy knowledge and other expertise areas to develop business in certain territories as defined in the JV Agreement.

The JV entity is a VIE and the Company holds a variable interest in the JV Entity. However, the Company does not have the power to direct activities that most significantly impact the economics of the JV Entity and, as such, is not the primary beneficiary. Accordingly, the Company does not consolidate the JV Entity. The Company has concluded that it has the ability to exercise significant influence over the JV Entity, and accounts for the investment using the equity method.

The following table summarizes additional information about the Company’s equity method investments, SPV II, SPV III, SPV IV and Copec:

	SPV II	SPV III	SPV IV	COPEC
Date formed	January 23, 2015	June 7, 2016	June 30, 2017	March 24, 2020
Initial ownership %	49%	50%	50%	49%
Stem’s interest	100% of Class A shares	100% of Class B shares	100% of Class B shares	100% of Class A shares
Initial distributions:
Class A	10% (Stem)	80% (Stem — 50%)	97.5%	To be determined
Class B	90%	20% (Stem — 100%)	2.5% (Stem)	N/A

As of December 31, 2021 and 2020, the Company’s investment in its unconsolidated SPE’s, recorded within other noncurrent assets on the consolidated balance sheets, was as follows (in thousands):

	December 31,
	2021	2020
Investment in SPV II	$—	$—
Investment in SPV III	421	487
Investment in SPV IV	291	257
Copec	1,212	—
Total equity method investments	$1,924	$744

As discussed in Note 2 — Summary of Significant Accounting Policies, the Company accounts for the legal sales of the energy storage systems to the SPEs as a financing obligation. This is because the Company has significant continuing involvement in the generation of cash flows of the energy storage systems and continue to be legally responsible under the host customer contract. Accordingly, in addition to the equity method investment, the Company has the following financing obligations associated with energy storage systems legally sold to the unconsolidated SPEs (in thousands):

	December 31,
	2021	2020
Financing obligation, current portion	$15,277	$14,914
Financing obligation, noncurrent	$73,204	$73,128

Interest expense related to the financing obligations was $8.5 million, $6.9 million, and $5.8 million for the years ended December 31, 2021, 2020, and 2019, respectively.

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of being the accounting owner of energy storage systems sold to the SPEs and retaining the obligation to provide energy optimization services to host customers, the Company records the carrying value of energy storage system assets and obligations under the customer host contracts on its consolidated balance sheet. These balances were as follows as of December 31, 2021 and 2020 (in thousands):

	December 31,
	2021	2020
Energy storage systems, net	$92,426	$91,593
Deferred revenue, current	$4,417	$3,713
Deferred revenue, noncurrent	$10,835	$8,265
Other liabilities	$3,586	$3,178

Because the Company is the legal party responsible for providing services to the host customer and significantly involved in generating the revenue under the host customer arrangements, the Company records the revenue associated with services, and separately records payments to the VIE as debt and interest payments. Revenues recognized by the Company associated with energy storage systems legally sold to the unconsolidated SPEs were $16.9 million, $12.8 million, and $8.8 million for the years ended December 31, 2021, 2020, and 2019, respectively. Such revenues are inclusive of incentive fees, consistent with the Company’s revenue policy. Depreciation expense recognized within cost of service revenue by the Company for the energy storage systems legally sold to the unconsolidated SPEs was $12.8 million, $11.8 million and $7.1 million for the years ended December 31, 2021, 2020, and 2019, respectively.

17.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):

	Year Ended December 31,
	2021	2020	2019
Numerator — Basic and Diluted:
Net loss	$(101,211)	$(156,124)	$(59,414)
Less: Deemed Dividend	—	(9,484)	(5,353)

Net loss attributable to common stockholders, basic and diluted	(101,211)	(165,608)	(64,767)

Denominator:
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	105,561,139	40,064,087	42,811,383

Net loss per share attributable to common stockholders, basic and diluted	$(0.96)	$(4.13)	$(1.51)

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding for the periods presented as the effect would have been anti-dilutive:

	December 31,
	2021	2020	2019
Outstanding Pre-Merger Convertible Promissory Notes	—	10,495,111	5,202,697
Outstanding 2028 Convertible Notes	15,730,390	—	—
Outstanding stock options	8,766,466	11,065,658	9,227,850
Outstanding warrants	23,673	10,832,616	7,672,810
Outstanding RSUs	1,799,677	—	—

Total	26,320,206	32,393,385	22,103,357

18.	INCOME TAXES

The components of loss before provision for income taxes for the years ended December 31, 2021, 2020, and 2019 are as follows (in thousands):

	December 31,
	2021	2020	2019
Domestic	$(101,211)	$(156,119)	$(59,408)
Foreign	—	—	—

Loss before income taxes	$(101,211)	$(156,119)	$(59,408)

Due to the Company’s net losses, the Company did not record a provision for federal income taxes during the years ended December 31, 2021, 2020 and 2019, respectively. The Company continues to maintain a full valuation allowance for its net U.S. federal and state deferred tax assets.

The components of the provision for income tax expense for the years ended December 31, 2021, 2020, and 2019 are as follows (in thousands):

	December 31,
	2021	2020	2019
Current:
Federal	$—	$—	$—
State	—	5	6

Total current	—	5	6

Deferred:
Federal	—	—	—
State	—	—	—

Total deferred	—	—	—

Total provision for income taxes	$—	$5	$6

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows:

	December 31,
	2021	2020	2019
Statutory rate	21.00%	21.00%	21.00%
State tax	3.15%	3.19%	7.13%
Foreign income and withholding taxes	1.61%	0.41%	0.08%
Stock-based compensation	6.17%	(0.60)%	(0.51)%
Change in fair value of warrants	0.71%	(11.36)%	0.53%
Other	(1.19)%	—%	(0.04)%
Non-deductible interest expense	(2.53)%	(1.51)%	(2.63)%
Valuation allowance	(28.92)%	(11.13)%	(25.56)%

Total	—%	—%	—%

Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, as well as net operating losses (“NOLs”) and tax credit carryforwards.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2021 and 2020 are as follows (in thousands):

	December 31,
	2021	2020
Deferred tax assets:
Net operating losses	$92,160	$59,960
Tax credits	741	761
Depreciable assets	604	635
Operating lease liabilities	3,558	—
Accruals and allowances	1,803	575
Stock-based compensation	1,359	83
Deferred revenue	24,734	27,962
Interest expense	1,209	—
Other	3,989	3,035

Total gross deferred tax assets	130,157	93,011
Less: Valuation allowance	(125,082)	(91,315)

Net deferred tax assets	5,075	1,696
Deferred tax liabilities:
Amortization of asset retirement obligation	(768)	(944)
Intangibles	(862)	(752)
Right-of-use assets	(3,445)	—

Total gross deferred tax liabilities	(5,075)	(1,696)

Net deferred taxes	$—	$—

As of December 31, 2021 and 2020, the Company had federal NOL carryforwards of approximately $300.8 million and $199.8 million, respectively, and state NOL carryforwards of approximately $274.6 million

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and $200.5 million, respectively. The federal and state NOL carryforwards will both begin to expire in 2029. As of December 31, 2021 and 2020, the Company had federal research and development tax credit carryforwards of $0.7 million and $0.7 million, respectively, which begin to expire in 2029 if not utilized. As of December 31, 2021 and 2020, the Company had foreign NOL carryforwards of approximately $9.0 million and zero, respectively. As of December 31, 2021 and 2020, the Company had California research and development tax credit carryforwards of $0.7 million and $0.7 million, respectively, which do not expire. As of December 31, 2021 and 2020, the Company had California Enterprise Zone tax credits of zero and $0.1 million, respectively, which began to expire in 2021.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result of a history of taxable losses and uncertainties as to future profitability, the Company recorded a full valuation allowance against its deferred tax assets. The valuation allowance was $125.1 million and $91.3 million as of December 31, 2021 and 2020, respectively.

Utilization of the NOL carryforwards and tax credit forwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by the Internal Revenue Code Section 382, as well as similar state provisions. In general, an “ownership change,” as defined by the code, results from a transaction or series of transactions over a three- year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Any limitation may result in expiration of all or a portion of the NOL or tax credit carryforwards before utilization. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the Code has previously occurred. As a result, the Company’s ability to utilize existing carryforwards could be restricted.

The Company had gross unrecognized tax benefits of $0.7 million and $0.8 million as of December 31, 2021 and 2020, respectively. There were no material additions, reductions or settlements of unrecognized tax benefits for years ended December 31, 2021 and 2020. The Company expects resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained. The Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate. As of December 31, 2021, the Company does not have a liability for potential penalties or interest. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

In the normal course of business, the Company is subject to examination by taxing authorities throughout the United States of America. The Company is not currently under audit by the Internal Revenue Service or similar state or local authorities in relation to its income taxes. The tax return years 2016 through 2020 remain open to examination by the major domestic taxing jurisdictions to which the Company is subject. Net operating losses generated on a tax return basis by the Company for calendar years 2009 through 2021 remain open to examination by the major domestic taxing jurisdictions.

19.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is party to various legal proceedings from time to time arising in the ordinary course of its business. A liability is accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss with respect to any currently pending legal proceeding is remote. However, litigation is inherently uncertain and it is not possible to definitively predict the ultimate disposition of

STEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

any of these proceedings. The Company does not believe that there are any pending legal proceedings or other loss contingencies that will, either individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial statements.

20.	EMPLOYER RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan covering all eligible employees. Participants may elect to defer a percentage of their compensation ranging from 1% to 75%, up to the maximum allowable by law by making contributions to the plan. The Company may match, at its discretion, the employee contributions according to the terms of the plan. During the years ended December 31, 2021, 2020, and 2019, the Company did not match any of its employees’ contributions.

21.	SUBSEQUENT EVENTS

On February 1, 2022, the Company completed the acquisition of 100% of the outstanding shares of AlsoEnergy for an aggregate purchase price of $695.0 million, consisting of approximately 75% in cash and approximately 25% in shares of the Company’s common stock. The acquisition was structured on a cash-free, debt free basis and subject to other customary adjustments as set forth in the purchase agreement.

The transaction combines the Company’s storage optimization capabilities with AlsoEnergy’s solar asset performance monitoring and control software. The Company will complete the initial accounting for the acquisition during the first quarter of 2022.

REPORT OF INDEPENDENT AUDITOR

To the Management of Also Energy Holdings, Inc.,

Opinion

We have audited the consolidated financial statements of Also Energy Holdings, Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, comprehensive loss, shareholders’ deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/DELOITTE & TOUCHE LLP

San Francisco, California

April 15, 2022

CONSOLIDATED BALANCE SHEET

[Expressed in US dollars except share and per share amounts]

December 31, 2021
Assets
Current Assets
Cash	$9,747,681
Accounts receivable	12,269,786
Inventories	3,113,414
Prepaid expenses and other assets	1,056,284
Contract asset	707,340
Income taxes recoverable	769,463

Total current assets	27,663,968
Property and equipment, net	837,735
Contract asset	1,350,871
Intangible assets, net	2,294,432
Goodwill	23,627,903
Other non-current assets	136,436

Total Assets	$55,911,345

Liabilities and shareholders’ deficit
Current Liabilities
Accounts payable and accrued liabilities	$8,435,750
Current portion of deferred revenue	17,354,581
Current portion of deferred rent	74,836
Loan payable to related party	5,577,420
Current portion of long-term debt	765,603

Total current liabilities	32,208,190
Deferred revenue	32,202,521
Deferred rent	204,774
Long-term debt	4,009,290
Other long-term liabilities	138,983

Total liabilities	68,763,758
Commitments and contingencies [note 10]
Shareholders’ equity (deficit)
Series A preferred stock, $0.0001 par value, 5,000,000 shares authorized, 3,419,086 shares issued and outstanding	342
Series B preferred stock, $0.0001 par value, 1,000,000 shares authorized, issued and outstanding [note 11]	100
Series A common stock, $0.0001 par value, 6,000,000 shares authorized, 2,061,044 issued and outstanding	206
Series B common stock, $0.0001 par value, 24,000,000 shares authorized, 3,376,875 shares issued and outstanding	338
Additional paid-in capital	30,618,705
Accumulated other comprehensive loss	(27,380)
Accumulated Deficit	(43,444,724)

Total shareholders’ equity (deficit)	(12,852,413)

Total liabilities and shareholders’ equity (deficit)	$55,911,345

See accompanying notes

CONSOLIDATED STATEMENT OF OPERATIONS

[Expressed in US dollars]

Year ended December 31, 2021
Hardware Revenue	$35,548,139
Services Revenue	27,011,164

Total revenue	62,559,303
Expenses
Cost of sales	25,838,295
Selling, general and administrative	40,070,599
Depreciation and amortization	4,964,723
Gain on disposal of property and equipment	(2,309)

Loss from operations	(8,312,005)
Interest expense, net	953,687
Foreign exchange loss	51,496

Loss before income taxes	(9,317,188)
Income tax expense	451,694

Net loss	$(9,768,882)

See accompanying notes

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

[Expressed in US dollars]

Year ended December 31, 2021
Net loss	$(9,768,882)
Other comprehensive loss:
Foreign currency translation adjustment	(73,387)

Total comprehensive loss	$(9,842,269)

See accompanying notes

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

[Expressed in US dollars, except share amounts]

	Series A		Series B		Series A		Series B		Additional paid-in capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total shareholders’ equity (deficit)
	preferred stock		preferred stock		common stock		common stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2021	3,419,086	$342	1,000,000	$100	2,061,044	$206	3,376,875	$338	$29,847,564	$(33,675,842)	$46,007	$(3,781,285)

Stock-based compensation [note 12]	—	—	—	—	—	—	—	—	771,141	—	—	771,141
Net loss for the year	—	—	—	—	—	—	—	—	—	(9,768,882)	—	(9,768,882)
Foreign exchange translation adjustment	—	—	—	—	—	—	—	—	—	—	(73,387)	(73,387)

Balance, December 31, 2021	3,419,086	$342	1,000,000	$100	2,061,044	$206	3,376,875	$338	$30,618,705	$(43,444,724)	$(27,380)	$(12,852,413)

See accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

[Expressed in US dollars]

Year ended December 31, 2021
Operating activities
Net loss for the year	$(9,768,882)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,964,723
Amortization of deferred financing fees	142,890
Stock-based compensation	771,141
Foreign exchange translation	28,283
Changes in operating assets and liabilities
Accounts receivable	(1,102,370)
Inventories	(1,063,795)
Contract assets	(518,926)
Prepaids and other assets	94,214
Accounts payable and accruals	2,278,706
Deferred revenue	8,128,253
Income taxes	(196,882)
Deferred rent	(103,531)
Gain on disposal of property and equipment	(2,309)
Accrued interest on loan payable	521,160
Other current liabilities	(236,638)

Net cash provided by operating activities	3,936,037

Investing activities
Purchase of property and equipment	(376,855)
Purchase of intangible assets	(51,623)

Net cash used in investing activities	(428,478)

Financing activities
Repayments of long-term debt	(765,602)
Deferred financing fees paid	(24,651)

Net cash used in financing activities	(790,253)

Net increase in cash during the period	2,717,306
Cash, beginning of period	7,030,375

Cash, end of period	$9,747,681

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

1. Nature of business

Also Energy Holdings, Inc. (the “Company”) is incorporated under the laws of the State of Delaware, United States. The Company provides end-to-end turnkey solutions that monitor and manage renewable energy systems. The Company’s PowerTrack Software (the “software”) includes data acquisitions and monitoring, performance modelling, agency reporting, internal reports, work order tickets and SCADA controls. The Company has deployed systems at various international locations, but its primary customer base is in the United States, Germany and Canada. The industry in which the Company operates is somewhat dependent upon renewable tax incentives.

COVID-19 pandemic

The ongoing COVID-19 pandemic has resulted and may continue to result in widespread adverse impacts on the global and U.S. economies. Ongoing government and business responses to COVID-19, along with the COVID-19 Omicron variant and resurgence of related disruptions, could have a continued material adverse effect on economic and market conditions and trigger a period of continued global and U.S. economic slowdown.

The Company’s industry is currently facing shortages and shipping delays affecting the supply of renewable energy systems Photovoltaic (“PV”) solar panels, modules, and component parts for inverters available for purchase. These shortages and delays can be attributed in part to the COVID-19 pandemic and resulting government action. While many of the Company’s suppliers have secured sufficient quantities to permit them to continue delivery and installing through the end of 2022, if these shortages and delays persist into 2023, they could adversely affect the timing of when renewable energy systems can be delivered and installed and when the Company can begin to generate revenue from those systems. The Company cannot predict the full effect the COVID-19 pandemic will have on its business, cash flows, liquidity, financial condition and results of operations at this time due to numerous uncertainties. The Company will continue to monitor developments affecting its workforce, its customers and its business operations generally, and will take actions it determines are necessary in order to mitigate these effects.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, all of which have a December 31, 2021 year-end:

•	Also Energy, Inc. (“Also Energy”);

•	Locus Energy, Inc.;

•	Also Energy GmbH;

•	Skytron Energy Japan;

•	Also Energy Skytron Holdings GmbH; and

•	Also Energy India.

All significant intercompany transactions and balances have been eliminated upon consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

Management’s estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates and assumptions that are made by management are used for, but not limited to, the estimated useful lives of long-lived assets and the recoverability of such assets by their estimated future undiscounted cash flows, valuation of accounts receivable, intangible assets and goodwill.

Revenue recognition

The Company derives its revenue from the sale of its hardware devices, software and professional services. Revenue is recognized when control of these products and services is transferred to the Company’s customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products and services.

The Company determines revenue recognition through the following five-step framework:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Hardware revenue

Hardware revenue consists of a single performance obligation. The Company recognizes revenue on its hardware devices in the period in which the Company satisfies its performance obligation and control of the product is transferred to the customer. The transfer of control is the point at which title and risk of loss of the product transfer to the customer.

Services revenue

Software revenue

The Company generates revenue from sales of subscriptions for its customers to access its software platform. Subscription arrangements with customers do not provide the customer with the right to take possession of the software. Instead, customers are granted continuous access to the software platform over the contractual period. The Company also provides cellular data plans and customization of its software platform for certain customers. The software subscription, cellular data plans and the customization services comprise a single performance obligation. A time-elapsed method is used to measure progress for purposes of revenue recognition because the Company transfers control evenly over the contractual period. Accordingly, the fixed consideration related to software subscription and software customization revenue is invoiced upfront and recognized on a straight-line basis over the subscription term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

The typical subscription term is between one and five years. Customers generally have the option to purchase additional subscription services at the conclusion of the contract. These options do not provide a material right as they are priced at the standalone selling price and, as such, do not result in a separate performance obligation.

Professional services revenue

The Company offers professional services that include engineering, agency reporting, and commissioning services. Each of these services are discrete performance obligations. Agency reporting services are sold on a fixed-fee basis and recognized on a straight-line basis over the life of the contract. Engineering and commissioning services, which pertain to project specific work, and onsite visits to ensure all devices are connected and communicating data properly, are recognized at a point in time upon completion of the service.

Disaggregation of revenue

The Company’s revenue is disaggregated below to depict how the timing of revenue is recognized. Hardware revenue and commissioning and engineering services revenue are recognized at a point in time. Software revenue and professional services revenue (except for commissioning services) are recognized over time.

Revenue	Recognition Method	Year Ended December 31, 2021
Hardware	Point in time	$35,548,139
Engineering and commissioning services	Point in time	2,897,517
Software and cellular plans	Over time	22,433,599
Software-related services	Over time	1,680,048

		$62,559,303

Deferred revenue

Deferred revenue consists of customer billings or payments received in advance of the recognition of revenue and is recognized as revenue as the revenue recognition criteria are met.

Deferred commissions

Commissions are earned by sales personnel upon the execution of the sales contract by the customer and are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit that approximates the term of each contract.

Accounts receivable

Accounts receivable are stated at the net invoice amount. Management provides for probable uncollectible amounts through a charge to income and a credit to a valuation allowance based on its assessment of the current status of individual contracts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Although the Company does not require collateral for its accounts receivable, management believes that credit risk is limited due to performance of credit evaluations of its customers. As at December 31, 2021, the allowance for doubtful accounts totaled $598,662. For the year ended December 31, 2021, the Company recorded bad debt expense of $348,857 in selling, general and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

Inventories

Inventories, primarily consisting of hardware and equipment, are stated at the lower of cost and net realizable value, with cost being determined on an average costing basis. The measurement of inventories includes the cost of materials, labor and indirect costs (variable and fixed). Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Long-lived assets

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on the following basis over the assets’ estimated useful lives:

Straight-line method
Leasehold improvements	Over the remaining lease term
Furniture, fixtures and equipment	5–13 years
Computer equipment	3–5 years

Intangible assets

Intangible assets, which have finite lives, are recorded at cost less accumulated amortization. Amortization is determined using the straight-line method over three to five years for customer relationships, three to five years for trade names, ten to fifteen years for patents, five years for process technology, and three years for internally developed software.

Long-lived assets, which comprise property and equipment and intangible assets with finite lives, are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable or that the useful life is shorter than originally estimated. If the sum of the undiscounted future cash flows expected from use and residual value is less than the carrying amount, the long-lived asset is considered impaired. An impairment loss is measured as the amount by which the carrying value of the long-lived asset exceeds its fair value.

Foreign currency translation

The functional currency of the Company’s foreign subsidiaries is their local currency. The Company translates the financial statements of these foreign subsidiaries to US dollars using the year-end rate of exchange for assets and liabilities and average rates of exchange for revenue, costs, and expenses. Translation gains and losses are recorded as a component of shareholders’ equity (deficit). As at December 31, 2021 the Company had an accumulated other comprehensive loss of $27,380.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Realization of the deferred income tax asset is dependent on generating sufficient taxable income in future years. Management believes that it is more likely than not that the Company will not realize all of its deferred tax assets. As such a full-valuation allowance has been recorded. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Stock-based compensation

Stock options are recorded at their fair value over their vesting period as compensation expense. The Company estimates its forfeiture rate in order to determine its compensation expense arising from stock-based awards. On the exercise of stock options, common stock is credited for consideration received and for the fair value amounts previously credited to additional paid-in capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of the options.

Fair value measurements

The Company’s financial instruments primarily consist of cash, accounts receivable, accounts payable and accrued liabilities, loan payable and long-term debt. The recorded values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values based on their short-term nature. The recorded values of loan payable and long-term debt approximate their fair values as the interest rates approximate market interest rates.

The Company initially measures the net assets acquired in a business combination at fair value using Level 3 inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are estimated based on inputs categorized as follows:

•	Level 1 inputs include quoted prices (unadjusted) for identical assets or liabilities in active markets that are observable.

•

Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs include unobservable inputs that reflect the Company’s own assumption about what factors market participants would use in pricing the asset or liability.

When measuring fair value, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high-quality financial institutions and has not

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

experienced losses in such accounts. Concentrations of credit risk with respect to accounts receivable are limited due to the Company having no significant customers or customers concentrated in a particular geographic area.

Goodwill

Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired by comparing its carrying value to the reporting unit’s fair value. The Company tests goodwill for impairment on an annual basis at the reporting unit level, which is at the company level as a whole, since it operates in a single reporting segment. The impairment review involves assessments as follows:

•

Qualitative assessment: The Company evaluates qualitative factors and overall financial performance to determine whether it is necessary to perform a quantitative assessment. A qualitative assessment involves consideration of: (i) past, current and projected future earnings; (ii) recent trends and macroeconomic and market conditions; and (iii) valuation metrics involving similar companies that are publicly-traded and acquisitions of similar companies, if available. After assessing those various factors, if it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or if the Company decides to bypass this option, it proceeds to the quantitative assessment.

•

Quantitative assessment: The Company compares the fair value of its reporting unit to its carrying value including goodwill. An impairment loss is recognized for the amount by which the reporting unit’s carrying value exceeds its fair value, up to the total amount of goodwill allocated to the reporting unit. If a unit’s fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary. Where the carrying value of the reporting unit exceeds its fair value, the Company will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit.

No impairment of goodwill was recorded during the year ended December 31, 2021.

Deferred rent

Rent under operating leases is charged to expenses on a straight-line basis over the lease term. Any difference between the rent expense and the rent payable is reflected as deferred rent liability on the consolidated balance sheet.

3. Recently Adopted Accounting Standards and Recently Issued Accounting Standards

Recently Adopted Accounting Standards

Standard	Description	Effective Date
2019-12	Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes	January 1, 2022

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

Recently Issued Accounting Standards

The FASB has issued the following standards. The Company is still assessing the impact on the consolidated financial statements.

Standard	Description	Effective Date
2016-13	Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	January 1, 2023
2017-04	Intangibles – Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment	January 1, 2023
2019-01	Leases (Topic 842): Codification Improvements	January 1, 2022

All other new issued and not yet effective accounting standards are not relevant to the Company.

4. Inventories

2021
Raw materials	$3,065,010
Finished goods	138,945
Inventory provision	(90,541)

Total	$3,113,414

During the year, the Company charged $18,047,318 of material costs to cost of sales.

5. Property and equipment

	2021
	Cost	Accumulated depreciation	Net book value
Leasehold improvements	$629,115	$383,697	$245,418
Furniture, fixtures and equipment	885,434	698,501	186,933
Computer equipment	948,684	543,300	405,384

	$2,463,233	$1,625,498	$837,735

Depreciation expense for the year ended December 31, 2021 was $319,392.

6. Intangible assets

	2021
	Cost	Accumulated amortization	Net book value
Customer relationships	$7,486,368	$6,445,697	$1,040,671
Process technology	2,580,000	1,720,000	860,000
Trade names	2,800,000	2,800,000	—
Software	6,487,978	6,487,978	—
Patents	577,177	183,416	393,761

	$19,931,523	$17,637,091	$2,294,432

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

Amortization expense for the year ended December 31, 2021 was $4,645,331. As at December 31, 2021, approximately $15,969 of patents are patents pending, and therefore no related amortization expense has been recorded.

Aggregate amortization expense on intangible assets for the next five years and thereafter is as follows:

2022	$1,622,530
2023	400,811
2024	56,811
2025	56,811
2026	56,811
Thereafter	100,658

$2,294,432

7. Related party transactions

The Company is required to pay a management fee to an entity related to a Series A investor of $200,000 annually, plus travel expenses. The expense recognized for the year ended December 31, 2021 was $192,665, included in selling, general and administrative expenses. All amounts were paid prior to December 31, 2021.

All related party transactions are in the normal course of operations for the year and measured at the agreed- upon exchange amount.

8. Loan payable

The loan payable is due to a related party shareholder. As at December 31, 2021, the loan payable includes a principal balance of $4,062,500 and accrued interest of $1,514,920. The loan bears interest at a rate of 10% per annum and is due on January 31, 2022. Interest expense was $521,159 for the year ended December 31, 2021. The loan was paid in full on February 1, 2022.

9. Long-term debt

2021
Term facility	$4,976,411
Deferred financing costs, $597,794 net of accumulated amortization of $396,276	(201,518)

4,774,893
Less current portion	(765,603)

Long-term debt	$4,009,290

The credit agreement provides the Company with a maximum revolving term facility of $2,000,000 available by way of US prime rate advances, LIBOR advances and/or letters of credit and a term facility of $7,656,017 available by way of US prime rate advances and LIBOR advances. Advances under the facility bear interest at US prime rate plus an applicable margin of 2.00% to 2.75% or LIBOR plus an applicable margin of 3.00% to 3.75%. The applicable margin depends on a financial ratio as defined in the agreement. The maturity date of the credit facilities is May 2023. As at December 31, 2021, the Company’s US prime rate advances bear interest at the bank’s US prime rate plus 2.00%. The credit agreement was initially entered into on May 18, 2018 and subsequently amended on July 16, 2018, March 7, 2019 and January 23, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

As at December 31, 2021, the Company has drawn $4,976,411 on the term facility. The Company has not drawn on the revolving term facility as at December 31, 2021.

During the year, the Company incurred $291,214 of interest on the term facility.

The credit facility is secured by a general security agreement over all of the present and future property of the Company, a securities pledge agreement constituting a first priority on all of the Company’s equity interests, including the equity interest in foreign subsidiaries, a guarantee from the Company and a pledge of the shares of Also Energy Holdings, Inc.

As at December 31, 2021, the Company was in compliance with the financial covenants associated with the credit facilities.

Principal repayments on long-term debt due in the next three years are as follows:

2022	$765,603
2023	4,210,808
2024	—

$4,976,411

The term facility was repaid in full on February 1, 2022

10. Commitments and contingencies

The Company leases and subleases certain office spaces with remaining lease terms ranging from 10 months to 3 years as of December 31, 2021. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional three years. These leases are classified as operating leases.

[i]	Future minimum lease payments required under operating leases for premises are as follows:

2022	$826,327
2023	416,832
2024	296,431
2025	—

$1,539,590

The rental expense incurred during the year under operating leases was $547,750.

During the year ended December 31, 2019, the Company subleased two of its leased premises, of which one was leased at a loss. The loss related to the sublease agreements has been recorded in the current portion of deferred rent. Future minimum lease income from the sublease of these premises over the next three years is as follows:

2022	$229,474
2023	68,960
2024	—

$298,434

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

[ii]

The Company is involved in litigation and is subject to potential claims and other legal proceedings arising in the ordinary course of business. Estimated liabilities are provided as information becomes available. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of loss can be estimated, then the estimated liability is accrued in the consolidated financial statements.

[iii]	The Company maintains insurance to cover certain actions and believes resolution of such litigation will not have a material adverse effect on the Company.

11. Shareholders’ deficit

Preferred stock

Conversion

Upon written election, the holders of Series A preferred stock are entitled to convert their shares into shares of Series B common stock at the conversion rate then in effect. The applicable conversion ratio as at December 31, 2021 is on a one-for-one basis. The conversion ratio is adjusted upon the issuance of stock dividends, stock splits, reorganizations, reclassifications, or sale of the Company as an antidilutive provision.

Each share of Series B preferred stock is automatically converted into shares of Series C preferred stock on a one-for-one basis upon defined acquisition or other conversion events.

Voting

Each holder of Series A preferred stock shall be entitled to vote on an as-converted-to-common basis with the holders of Series B common shares, voting together as a single class. Series B preferred stock and Series C preferred stock have no voting rights. In addition to the affirmative vote of the majority of the Board of Directors, certain defined significant matters in the stockholders’ agreement require prior written consent of both the investors and the founders as long as the founders continue to hold at least one-third of the common stock on an as-converted basis.

Liquidation

In accordance with the amended and restated certificate of incorporation, upon any liquidation, dissolution or winding up of the Company, any amounts that are available for distribution to its stockholders have the following order of preference: first, to the holders of Series C preferred stock in an amount equal to the Series C preferred stock liquidation value; second, to the holders of Series A preferred stock in an amount equal to the Series A preferred stock liquidation value; third, to the holders of Series B preferred stock in an amount equal to the Series B preferred stock liquidation value; then, the Series A preferred stockholders shall be entitled to participate with the Series B common shareholders on an as-converted basis.

The Series A preferred stock liquidation value is defined as the original issue price plus all accrued and unpaid dividends unless the Series B preferred stock is converted into Series C preferred stock, in which case the Series A preferred stock liquidation value is $16,200,000. The Series B preferred stock liquidation value is $6,500,000 plus all accrued and unpaid dividends. The Series C preferred stock liquidation value is the Series B preferred stock liquidation value at the date of conversion divided by the number of then-outstanding shares of Series C preferred stock, plus accrued and unpaid dividends on the Series C preferred stock. As at December 31, 2021, the liquidation preference in order of preference was Series C preferred stock, Series A preferred stock, and Series B preferred stock in the amounts of nil, $22,851,595 and $9,104,990, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

Dividends

As long as any Series B preferred stock shares are outstanding, the holders of Series A preferred stock, Series B preferred stock, and Series C preferred stock are entitled to receive cumulative dividends, whether or not declared by the Board of Directors. The dividends are calculated at 8% of the series Liquidation Value. Series A preferred stock dividends are payable quarterly in arrears only when and if declared by the Board of Directors and shall be payable in kind by adding the amount of such dividends to the Series A preferred stock liquidation value. Series B and Series C preferred stock dividends are payable quarterly in arrears only when and if declared by the Board of Directors, and shall be payable in cash, only to the extent that defined free cash flows of $2,000,000 exist; otherwise, dividends shall be payable in kind by adding the amount of such dividends to the Series B and Series C preferred stock liquidation values. So long as any shares of Series Preferred are outstanding, the Company shall not pay or declare any dividend on any share of common stock. As at December 31, 2021, the cumulative amount of dividends accrued on Series A preferred stock is $6,651,595 and the cumulative amount of dividends on Series B preferred stock is $2,604,990.

Redemption

If after making payments of the cash dividends described above, the Company still has defined cash flow in excess of $2,000,000, any such excess free cash flow shall be used to redeem a number of Series C preferred stock equal to the excess divided by the Series C preferred stock liquidation value. The Company has not issued Series C preferred stock.

12. Stock-based compensation

In 2017, Also Energy adopted the 2017 Stock Option Plan (the “Plan”), under which the Company is authorized to grant employees, officers, and consultants of Also Energy Inc. or of a subsidiary of Also Energy Inc. incentive stock options. During 2018, all of the stock options of Also Energy Inc. were transferred to Also Energy Holdings Inc. with no modifications to the features. The transfer did not cause an increase in the fair value of the options and thus no additional compensation expense was recognized.

As of December 31, 2020 and preceding years, the Company was authorized to grant options equal to 10% of the total number of issued and outstanding Series B common stock and Series A preferred stock, totaling 679,596. On April 15, 2021, the Company executed an amended and restated stock option plan increasing the total options available under the plan to 929,596. The award price and vesting terms are determined by the Board of Directors of the Company and evidenced in the award agreement extended to the employee, officer, or consultant. Options will typically vest 20% annually for five years and will terminate 10 years from the date of the grant. Forfeited or cancelled options are available for reissue.

As of December 31, 2021, there was $2,258,755 of unrecognized stock-based compensation related to unvested awards, which is expected to be recognized through 2026. The total fair value of the stock options granted during the year ended December 31, 2021 was $2,102,087. Total stock-based compensation expense recognized during the year ended December 31, 2021 related to the Company’s options was $771,141.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

Information with respect to Series B common stock option activity is as follows:

	Number of options	Weighted average exercise price
Outstanding as at December 31, 2020	612,000	$8.47
Forfeited/cancelled	(44,600)	7.87
Granted	282,500	12.43

Outstanding as at December 31, 2021	849,900	$9.82

The following table presents the composition of options outstanding and exercisable on December 31, 2021:

	Options outstanding			Options exercisable
Exercise price	Number #	Weighted average exercise price $	Life (years)	Number #	Weighted average exercise price $
$4.74	208,400	$4.74	5.81	166,720	$4.74
$9.48	208,400	$9.48	5.81	166,720	$9.48
$12.43	433,100	$12.43	8.84	38,400	$12.43

	849,900			371,840

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for the year ended December 31, 2021:

Approximate risk-free rate	1.12%
Average expected life (in years)	6.40
Dividend yield	—
Volatility	73.6%
Estimated fair value per share	$7.44

13. Income taxes

The components of the provision for (benefit from) income taxes are as follows:

2021
Current	$451,694
Deferred	—

Income tax expense	$451,694

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

The following is a reconciliation of income taxes expected at the statutory income tax rate to the recovery of income taxes:

2021
Recovery of income taxes computed at combined statutory income tax rate	$(1,958,443)
Adjustments to income taxes resulting from
Permanent differences	395,820
State tax provision	(436,384)
Change in valuation allowance	2,624,925
Foreign tax rate differential	(236,278)
Others	62,054

Recovery of income taxes	$451,694

The federal statutory rates were 21% in the U.S., 16% in Germany, 23% in Japan and 30% in India.

The components of deferred income tax assets and liabilities consist of the following:

2021
Deferred tax assets
Deferred revenue	$7,241,696
Others	522,738
Tax attributes	2,885,967

10,650,401
Valuation allowance	(9,285,979)

1,364,422

Deferred tax liabilities
Intangible assets	(521,788)
Others	(842,634)

(1,364,422)

Net deferred tax liabilities	$—

The Company has determined that there are no significant tax positions that result in uncertainty requiring recognition as at and for the years ended December 31, 2021.

14. Supplemental cash flow information

Supplemental cash flow information is as follows:

2021
Interest paid	$292,214
Taxes paid	$305,351
Taxes refunded	$15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US dollars]

15. Subsequent event

On February 1, 2022, the Company sold of 100% of the outstanding shares of Also Energy Holdings Inc. to STEM Inc. for an aggregate purchase price of $695.0 million, consisting of approximately 75% in cash and approximately 25% in shares of the Company’s common stock. The acquisition was structured on a cash-free, debt free basis and subject to other customary adjustments as set forth in the purchase agreement. The transaction combines the Company’s storage optimization capabilities with the Company’s solar asset performance monitoring and control software.

The Company evaluated subsequent events from the balance sheet date through April 15, 2022, the date these financial statements were available to be issued, and determined that other than as noted above, no subsequent event activity requires disclosure.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On February 1, 2022, Stem, Inc. (“Stem” or the “Company”) completed the acquisition of Also Energy Holdings, Inc. (“AlsoEnergy”), in accordance with the Stock Purchase Agreement previously disclosed in Form 8-K filed on February 2, 2022, for a preliminary purchase price of approximately $652.9 million.

The following unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, with Stem being the acquiring entity, and reflects estimates and assumptions deemed appropriate by Company management to give effect to the Acquisition as if it had been completed effective December 31, 2021, with respect to the unaudited pro forma condensed combined balance sheet, and as of January 1, 2021, with respect to the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined financial statements should be read in conjunction with the estimates and assumptions set forth in the notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma adjustments are based upon the best available information and certain assumptions that Stem believes to be reasonable. There can be no assurance that the final allocation of the purchase price and the fair values will not materially differ from the preliminary amounts reflected in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of the combined financial position or results of operations that would have been realized had the acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the acquisition. The unaudited pro forma condensed combined financial statements are based on Stem’s accounting policies. Further review may identify additional differences between the accounting policies of AlsoEnergy that, when confirmed, could have a material impact on the financial statements of the combined company.

The unaudited pro forma condensed combined financial statements do not reflect the realization of any expected operating efficiencies or other synergies that may result from the transactions as a result of planned initiatives following the completion of the transactions.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2021

(In thousands)

	Stem, Inc. Historical	AlsoEnergy Holdings, Inc. Historical	Pro Forma and Reclassification Adjustments (Notes 4 & 5)		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$747,780	$9,748	$(552,662)	(5a)	$204,866
Short-term investments	173,008	—	—		173,008
Accounts receivable, net	61,701	12,270	—		73,971
Inventory, net	22,720	3,113	—		25,833
Other current assets	18,641	2,533	(707)	(5b)	20,467

Total current assets	1,023,850	27,664	(553,369)		498,145

Energy storage systems, net	106,114	—	—		106,114
Contract origination costs, net	8,630	1,351	(1,351)	(5b)	8,630
Property and equipment	—	838	(838)	(4a)	—
Goodwill	1,741	23,628	522,354	(5c)	547,723
Intangible assets, net	13,966	2,294	149,806	(5d)	166,066
Operating leases right-of-use assets	12,998	—	1,368	(5g)	14,366
Other noncurrent assets	24,531	136	838	(4a)	25,505

Total assets	1,191,830	55,911	118,808		1,366,549

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	28,273	8,436	(4,810)	(4b) (5e)	31,899
Accrued liabilities	25,993	—	1,216	(4b)	27,209
Accrued payroll	7,453	—	2,620	(4b)	10,073
Financing obligation, current portion	15,277	—	—		15,277
Loan payable to related party	—	5,577	(5,577)	(5e)	—
Notes payable, current portion	—	766	(766)	(5e)	—
Deferred revenue, current portion	9,158	17,355	—		26,513
Other current liabilities	1,813	75	968	(4b) (5g)	2,856

Total current liabilities	87,967	32,209	(6,349)		113,827
Deferred revenue, noncurrent	28,285	32,203	—		60,488
Asset retirement obligation	4,135	—	—		4,135
Notes payable, noncurrent	1,687	4,009	(4,009)	(5e)	1,687
Convertible notes, noncurrent	316,542	—	—		316,542
Financing obligation, noncurrent	73,204	—	—		73,204
Lease liability, noncurrent	12,183	205	735	(5g)	13,123
Other noncurrent liabilities	—	138	15,293	(5h)	15,431

Total liabilities	524,003	68,764	5,670		598,437
Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	14	—	—		14
Additional paid-in capital	1,176,845	30,619	78,264	(5f)	1,285,728
Accumulated other comprehensive income	20	(27)	27	(5f)	20
Accumulated deficit	(509,052)	(43,445)	34,847	(5f)	(517,650)

Total stockholders’ equity (deficit)	667,827	(12,853)	113,138		768,112

Total liabilities and stockholders’ equity	$1,191,830	$55,911	$118,808		$1,366,549

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2021

(In thousands except share amounts)

	Stem, Inc. Historical	AlsoEnergy Holdings, Inc. Historical	Pro Forma and Reclassification Adjustments (Notes 4 & 5)		Pro Forma Combined
Revenue
Service revenue	$20,463	$27,011	$—		$47,474
Hardware revenue	106,908	35,548	—		142,456

Total revenues	127,371	62,559	—		189,930

Cost of revenue
Cost of service revenue	28,177	—	11,530	(4c) (5i)	39,707
Cost of hardware revenue	97,947	—	18,608	(4c)	116,555
Cost of sales	—	25,838	(25,838)	(4c)	—

Total cost of revenue	126,124	25,838	4,300		156,262

Gross margin	1,247	36,721	(4,300)		33,668

Operating expenses
Sales and marketing	19,950	40,071	14,114	(5i)	74,135
Research and development	22,723	—	—		22,723
General and administrative	41,648	—	23,982	(4d) (5j)	65,630
Depreciation and amortization	—	4,965	(4,965)	(4d) (5k)	—

Total operating expenses	84,321	45,036	33,131		162,488

Total loss from operations	(83,074)	(8,315)	(37,431)		(128,820)

Other income (expense), net
Interest expense	(17,395)	(954)	931	(5l)	(17,418)
Loss on extinguishment of debt	(5,064)	—	—		(5,064)
Change in fair value of warrants and embedded derivative	3,424	—	—		3,424
Other income (expense), net	898	(48)	—		850

Total other income (expense)	(18,137)	(1,002)	931		(18,208)

Loss before income taxes	(101,211)	(9,317)	(36,500)		(147,028)

Income tax expense (benefit)	—	452	(15,293)	(5m)	(14,841)

Net loss	$(101,211)	$(9,769)	$(21,207)		$(132,187)

Net loss per share attributable to common shareholders, basic and diluted	$(0.96)				$(1.16)
Weighted-average shares used in computing net loss per share, basic and diluted	105,561,139				114,182,145

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Description of the Transaction

On February 1, 2022, Stem, Inc. (“Stem”), completed the acquisition of Also Energy Holdings, Inc. (“AlsoEnergy”), with AlsoEnergy as a wholly-owned subsidiary of Stem (the “Acquisition”). Through the acquisition, the Company acquired all of the outstanding shares of capital stock of AlsoEnergy on debt-free basis. The total consideration to be paid in connection with the Acquisition is approximately $652.9 million, consisting of cash and shares of the Company’s common stock.

Note 2. Basis of the Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. In accordance with Release No. 33-10786, the unaudited condensed combined pro forma balance sheet and statements of operations reflect transaction accounting adjustments, as well as other adjustments deemed to be directly related to the acquisition, irrespective of whether or not such adjustment is deemed to be recurring.

Certain balance sheet and statement of operations reclassifications have been made in order to align presentations between Stem and AlsoEnergy for purposes of these pro forma financial statements. Refer to Note 4 for these reclassification adjustments.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting based on Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”), which generally uses the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). The estimated fair values of the acquired assets and assumed liabilities as of the date of acquisition are based on estimates and assumptions of Stem. Stem is continuing to finalize the valuations of the assets acquired and liabilities assumed. The fair value allocation consists of preliminary estimates and analyses and is subject to change upon the finalization of the valuation analyses, which may materially differ from the amounts presented herein.

The unaudited pro forma condensed combined financial statements should be read in conjunction with Stem’s historical consolidated financial statements and related notes included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and the historical consolidated financial statements of AlsoEnergy included in Exhibit 99.1 of this filing on Form 8-K/A.

Note 3. Estimated Preliminary Purchase Price Allocation

The unaudited pro forma condensed combined balance sheet has been adjusted to record the February 1, 2022 closing purchase price of $652.9 million. The transaction has been accounted for as a business combination in accordance with ASC 805, which requires the allocation of purchase consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. The estimated purchase consideration is calculated as follows (in thousands):

Cash consideration	$544,064
Share consideration[1]	108,883

Total consideration	652,947

Tangible Net Assets Acquired
Cash	9,748
Accounts receivable	12,270
Inventory	3,113
Other current assets	1,826
Net fixed assets	838
Right-of-use assets	1,368
Other assets	136
Accounts payable	(8,077)
Deferred revenue	(49,558)
Lease liabilities	(1,368)
Other liabilities	(15,431)

Total	(45,135)
Intangible Assets
Trade name	11,300
Customer relationships	106,800
Backlog	3,900
Developed technology	30,100

Total	152,100

Goodwill	$545,982

[1]

The share consideration is comprised of 8,621,006 shares of the Company’s common stock. The fair value of the shares was based on the Company’s closing stock price of $12.63 on the date of Acquisition.

Note 4. Reclassification Adjustments

Certain reclassifications have been made to the historical presentation of AlsoEnergy to conform to the Company’s presentation used in these unaudited pro forma condensed combined financial statements as follows:

a.	$0.8 million was reclassified from property and equipment to other non-current assets.

b.	$4.5 million was reclassified from accounts payable to accrued liabilities, accrued payroll, and other current liabilities.

c.	$25.8 million of total cost of revenue was disaggregated into cost of service revenue and cost of hardware revenue.

d.	$0.3 million of depreciation expense was reclassified into general and administrative expenses.

Note 5. Pro Forma Adjustments

The following is a description of the pro forma adjustments reflected in the unaudited pro forma condensed combined financial statements:

Adjustments to the unaudited pro forma condensed combined balance sheet

a.

The pro forma adjustments to cash and cash equivalents reflect (i) the cash consideration paid to acquire AlsoEnergy, which included the payoff of AlsoEnergy’s existing debt, the settlement of AlsoEnergy’s Acquisition costs, and the settlement of AlsoEnergy’s outstanding stock options upon closing of the transaction and (ii) Stem Acquisition costs paid as follows (in thousands):

Stem acquisition costs paid	$(8,598)
Cash consideration paid to acquire AlsoEnergy	(544,064)

$(552,662)

b.	The pro forma adjustment to contract origination cost reflects the elimination of historical AlsoEnergy contract origination costs based on the preliminary purchase price allocation.

c.

The pro forma adjustment to goodwill reflects the purchase price paid in excess of the preliminary estimated fair value of net assets acquired as if the Acquisition occurred on December 31, 2021 as follows (in thousands):

Total consideration to acquire AlsoEnergy	$652,947
Less: preliminary estimated fair value of assets acquired and liabilities assumed	(106,965)
Less: historical AlsoEnergy goodwill	(23,628)

Total pro forma adjustment to goodwill	$522,354

d.

The pro forma adjustment to intangible assets reflects the preliminary estimated fair value of the acquired identifiable intangible assets, consisting of trade name, customer relationships, backlog, and developed technology in connection with the Acquisition net of the elimination of the historical AlsoEnergy intangible assets of $2.3 million. The following table summarizes the estimated fair values of the identified intangible assets acquired upon consummation of the transaction and the estimated useful lives of the identifiable intangible assets (in thousands):

Trade name	$11,300	7
Customer relationships	106,800	12
Backlog	3,900	1.1
Development technology	30,100	7

	$152,100

e.	The pro forma adjustment to debt and accounts payable reflects the cash payments made to extinguish AlsoEnergy’s existing debt and certain liabilities not assumed by Stem in the Acquisition.

f.

The pro forma adjustments to the equity balances represent the elimination of the historical AlsoEnergy common and preferred stock, additional paid-in-capital, and accumulated deficit. The adjustment to additional paid-in-capital also reflects the share consideration paid by Stem totaling $108.9 million. The adjustment to accumulated deficit also reflects Stem’s estimated transaction costs incurred subsequent to December 31, 2021 totaling $8.6 million.

g.

The pro forma adjustments to operating lease right-of-use assets, other current liabilities and lease liability, noncurrent represent the elimination of the historical AlsoEnergy deferred rent balance and the recording of the right-of-use asset and lease liability related to the leases assumed by Stem in the Acquisition.

h.	The proforma adjustment to other noncurrent liabilities reflects the deferred tax liability established as part of the preliminary purchase price allocation.

Adjustments to the unaudited pro forma condensed combined statement of operations

i.

The pro forma adjustment to cost of service revenue and sale and marketing expenses reflects the amortization expense related to the acquired intangible assets totaling $4.3 million and $14.1 million, respectively.

j.

The pro forma adjustment to general and administrative expenses reflects: (i) estimated Stem and AlsoEnergy transaction costs incurred subsequent to December 31, 2021 totaling $8.6 million and $12.8 million, respectively, and (ii) recognition of the settlement of AlsoEnergy option awards that immediately vested upon consummation of the Acquisition totaling $2.3 million. These expenses are reflected as a nonrecurring adjustment.

k.	The pro forma adjustment to depreciation and amortization reflects the elimination of AlsoEnergy amortization expense related to historical intangible assets.

l.

The pro forma adjustments to interest expense relate to the interest incurred by AlsoEnergy in relation to debt that was extinguished as part of the purchase consideration paid by Stem and not assumed in the Acquisition.

m.

The proforma adjustment to income tax expense (benefit) reflects an income tax benefit due to the partial release of Stem’s valuation allowance as a result of the acquired deferred tax liability, which is reflected as a nonrecurring adjustment.

Up to 50,574,232 Shares of Common Stock

PROSPECTUS

May 3, 2022